As filed with the Securities and Exchange Commission on September 6, 2013

No. 333-189632

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BURLINGTON HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	5311	80-0895227
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1830 Route 130 North

Burlington, New Jersey 08016

(609) 387-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul C. Tang, Esq.

Executive Vice President and General Counsel

1830 Route 130 North

Burlington, New Jersey 08016

(609) 387-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joshua N. Korff Christopher A. Kitchen Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	James J. Clark Corey Wright Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer	☐

Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$175,000,000	$23,870*

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares of common stock that the underwriters have the option to purchase.
*	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion, dated September 6, 2013

PROSPECTUS

$175,000,000

Burlington Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of Burlington Holdings, Inc. We are offering                  shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price per share of the common stock is expected to be between $         and $        . We intend to apply to list our common stock on the New York Stock Exchange under the symbol “                 .”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See also “Underwriting” for a full description of compensation in connection with this offering.

The underwriters have an option to purchase up to              additional shares from us at the initial public offering price, less the underwriting discount. The underwriters can exercise this option at any time and from time to time within 30 days from the date of this prospectus.

Delivery of the shares of common stock will be made on or about                 .

Joint Book-Running Managers

J.P. Morgan Goldman, Sachs & Co.	Morgan Stanley	BofA Merrill Lynch Wells Fargo Securities

The date of this prospectus is

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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MARKET, RANKING AND OTHER INDUSTRY DATA

In this prospectus we rely on and refer to information and statistics regarding our industry, the size of certain markets and our position within the sectors in which we compete. Some of the market and industry data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources listed in this prospectus including the industry research firm The NPD Group, Inc., and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate. We believe that these independent sources and our internal data are reliable as of their respective dates.

In this prospectus we refer to national chains and department stores. We define national chains as retail stores with an average store size of 60,000 to 100,000 square feet that offer a range of moderately priced goods across multiple categories. National chains include, among others, the following retailers: JCPenney, Sears and Kohl’s. We define department stores as retail stores with an average store size of 100,000 to 150,000 plus square feet that feature an array of nationally recognized, moderate and better priced goods. Department stores include, among others, the following retailers: Macy’s, Neiman Marcus and Saks Fifth Avenue.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own the trademarks, service marks and trade names that we use in connection with the operation of our business. Our trademarks include “BCF,” “Burlington,” “Burlington Coat Factory,” “Cohoes,” “Luxury Linens,” “MJM Designer Shoes” and “Baby Depot.” This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this offering circular are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

THE RECLASSIFICATION

Immediately prior to the completion of this offering, we will effect a                  for                  split of our Class A common stock and then reclassify our Class A common stock into common stock. In addition, prior to the reclassification of our Class A common stock, we will convert each outstanding share of Class L common stock into approximately                  shares of Class A common stock. Unless otherwise indicated, all share data presented with respect to this offering (other than historic information) gives effect to the reclassification, including a conversion of all shares of our Class L common stock into shares of our common stock. See “The Reclassification.”

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PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

In this prospectus, unless the context requires otherwise, references to “the Company,” “we,” “our,” or “us” refer to Burlington Holdings, Inc., the issuer of the common stock offered hereby, and its consolidated subsidiaries. “Parent” refers to Burlington Holdings, Inc. alone, “Holdings” refers to Burlington Coat Factory Investments Holdings, Inc., Parent’s indirect, wholly-owned subsidiary, and “BCFWC” refers to Burlington Coat Factory Warehouse Corporation, Holdings’ direct, wholly-owned subsidiary.

Company Overview

Founded in 1972, we are a national off-price retailer of high quality branded apparel, operating 503 stores, inclusive of an internet store, in 44 states and Puerto Rico. We are a market leader in the fast growing off-price retail channel. We offer our merchandise using an Every Day Low Price (“EDLP”) model with savings up to 60-70% off department and specialty store regular prices. We provide our customers an extensive selection of better and moderate, fashionable branded product in women’s ready-to-wear apparel, menswear, youth apparel, baby products, footwear, accessories, home goods and coats. We feature merchandise from over 3,500 vendors, with a focus on major nationally-recognized brands. This vendor breadth provides our customers with a “treasure hunt” experience of searching for great brands at great value.

Our average store size is approximately 80,000 square feet, which is two to three times the size of our largest off-price competitors’ stores. Our larger store size has allowed us to offer more categories and substantially more breadth in each product category than our off-price competitors and to establish ourselves as a destination for select categories, including coats, youth and baby, special-occasion dresses and men’s tailored apparel. We believe that our leadership in the off-price channel in select categories and our broad and diverse merchandise offering allow our stores to attract customers from beyond their local trade areas.

Large and Growing Off-Price Channel

We operate within the large and growing off-price channel in the United States. According to The NPD Group, the off-price apparel channel grew at a 5% compound annual growth rate (“CAGR”) during the three years ending December 2012. Over that period, sales in the off-price channel have grown over 10 times faster than the department store and national chain channels. We believe that the increasing demand for the off-price channel will continue to be driven by consumers’ growing focus on, and preference for, the value available at off-price retailers.

Our Competitive Strengths

Leading Destination for On-Trend, Branded Merchandise at a Great Value

We offer a broad and compelling assortment of on-trend, branded apparel and related merchandise. Our average store size is approximately 80,000 square feet, which is two to three times the size of our largest off-price competitors’ stores, allowing us to carry substantially more breadth in each product category, including branded apparel for various lifestyles, fashion preferences and sizes. We have a long heritage of leadership in select core categories including coats, youth and baby, special-occasion dresses and men’s tailored apparel. We employ a broad merchandising strategy that provides the customer with a wide range of choices and a limited number of units per style, which fosters a sense of scarcity and urgency to purchase now. The frequent arrival of new merchandise to our stores encourages our customers to return to our stores regularly.

Compelling Value and Every Day Low Price Model

We employ an Every Day Low Price model that offers customers savings of up to 60-70% off department and specialty store regular prices. Our price tags feature a “compare at” price, indicating the savings for the customer. We believe our EDLP approach contributes to a simpler and better value proposition by eliminating the customer’s need to wait for sales, use coupons or participate in loyalty programs to realize savings.

Flexible Off-Price Sourcing and Merchandising Model

We aim to purchase the majority of our merchandise in-season, with our merchants spending time weekly “in-market,” buying on-site from vendors, to take advantage of the latest fashion trends. We seek to optimize our “open-to-buy,” which is the portion of our inventory receipt budget that remains “unbought” at any given point. We believe, as a result of how we manage our open-to-buy position, our merchants are able to execute compelling purchases opportunistically from our vendors. We have long-standing relationships with thousands of leading vendors, including many of the world’s largest apparel manufacturers, and no one vendor accounts for more than 4% of our merchandise. We believe that merchandise vendors, including those with whom we work, increasingly view off-price retail as an attractive channel through which to reach their customers.

We consistently evaluate new vendors to add to our stores and review existing vendors to ensure that we have access to the best products and brands at great value. We believe that our in-season buying strategy and broad vendor relationships allow us to provide our customers with consistently fresh, on-trend and high quality offerings across a broad range of categories.

Attractive Store Economics

We have a proven and attractive store model that generates strong cash flow and consistent store-level financial results. We have opened an average of 23 new stores per year since 2006 and our new stores have an average payback period of less than three years. Over 98% of our stores are profitable on a store-level cash flow basis, and we believe we have considerable room to grow profitability. Our stores have been successful in varying geographic regions, population densities, store footprint sizes and real estate settings. We believe our robust store model, reinforced by our sophisticated site selection process and in-store execution drives consistent performance across our store base.

Proven Management and Merchant Team with Off-Price Retail Experience

We have assembled a strong and empowered management team with a median experience of 24 years in the retail industry and a median tenure of five years with us. Our management team has complementary experiences across a broad range of disciplines in the retail industry, including at other leading off-price retailers, department stores and specialty stores. Our management team, through our incentive equity plan, is aligned with the objectives of our stockholders.

Recent Strategic Initiatives

In December 2008, we hired Tom Kingsbury as President and CEO to help define and lead our transformation. Since then, we have made significant investments in people, processes and systems to transform our business. We believe that we are in the early stages of realizing the return on these investments, which we expect will result in accelerated growth and enhanced profitability.

Assembled a Talented, Experienced Management Team

Under Tom’s leadership, we have assembled a proven and successful management team with significant retail and off-price experience from various best-in-class retailers. We have placed five of our top eight executives in their current roles, including those leading the merchandising, marketing, merchandise planning and allocation, supply chain, and human resources functions. Most recently, in 2012, we hired Paul Metcalf as our Chief Merchandising Officer to oversee and enhance the execution of our merchandising model.

Refined Our Off-Price Model through Improved Buying, Inventory Management and Supply Chain Investment

We have refined and improved our execution of our off-price model and redesigned our merchant organization to provide more clear and distinct roles where our buyers focus primarily on buying and the support team focuses on planning and allocation, and we now have information systems that support data-driven decisions for both. We have also made significant investments to upgrade talent across these functions. We have increased our portion of in-season versus pre-season buys to increase the freshness of our merchandise offering. This strategy puts us more in line with our primary off-price competitors, as opposed to department stores, which primarily purchase pre-season. In part due to this focus on inventory freshness and providing great values, from May 31, 2008 to February 2, 2013 our comparable store inventory turnover increased by 52% and our inventory aged 90 days or older decreased by 43%.

We have improved our access to the highest quality nationally-branded products through our network of 3,500 vendors. We have renewed our emphasis on buyers spending time interacting face-to-face with new and existing vendors and on continuously evaluating fashion trends and emerging businesses. Over the last two years, we have invested in our supply chain infrastructure to support our off-price buying model. We expect to continue to invest in our supply chain infrastructure to facilitate our ongoing growth. In addition to our East Coast buying presence, we are opening a West Coast buying office this year to better enable access to vendors in that region. We are focusing on brands relevant to our customers, which we believe will drive traffic to our stores. In order to improve our buying decisions, we formalized a new framework that we believe will help our merchants continue to deliver great brands and great values to our customers.

Invested in Technology and Systems to Drive Growth and Improve Efficiency

Since 2009, we have also invested approximately $36 million in new, best-in-class information technology and merchandising systems solutions across our business functions to enhance the consistency of our execution and to improve the scalability of these functions across a growing store base. We believe our new merchandise planning and customized, in-house allocation systems, combined with our recent focus on developing the capability to localize inventory allocation, will help us to improve sales and margins by ensuring that we plan and allocate the right product to the right store at the right time. Our business intelligence system provides improved data visibility and allows us to identify trends to which our merchandising team can opportunistically respond. Our markdown optimization system is designed to maximize sales and total margin dollars by recommending markdowns at the style and color level to achieve defined sell-through targets and exit dates.

Built Data-Driven Testing Culture To Ensure Successful Rollout of New Initiatives

In addition to our investments in specific systems, our management team has built a strong data-driven testing culture. We regularly launch tests of new initiatives and rigorously measure effectiveness prior to chain-wide rollout. For example, in 2012, we tested a new in-store merchandising fixture for kids’ and men’s shoes. After observing significant sales lift, we are rolling this fixture out in all existing stores and our new stores. Our improved testing capability has begun to enable us to drive growth in an increasingly predictable manner while minimizing distraction to our store team.

Sharpened Focus on Our Core Female Customer

We have focused on better serving our core female customer: a brand-conscious fashion enthusiast, aged 25-49, with an average annual household income of $25,000-$75,000, by improving and expanding our offerings for her and by building on our strength in categories for her family, such as youth and baby, special occasions and menswear. We launched a new marketing campaign that specifically targeted our core customer and continue to refine our efforts to increase the frequency of her visits and average spend. As an early indicator of the success of this initiative, the Fiscal 2012 comparable store sales growth for women’s ready-to-wear apparel (excluding coats), our single largest product category, was approximately 7.8%.

Introduced Program to Improve Customer Experience and Store Operations

We aim to deliver an easy and consistent customer experience. We have significantly enhanced the store experience and ease of shopping at all of our stores by simplifying our merchandise presentation, implementing a comprehensive program focused on offering more brands and styles and improving store navigation. We have accomplished this by utilizing clear way-finding signs and distinct product signage, highlighting key brands and new arrivals, improving organization of the floor space, reducing rack density, facilitating quicker checkouts and delivering better customer service. We have made particular improvements in product size visibility, queuing and fitting rooms.

To ensure consistent execution of our customer experience priorities, we have improved our store associate training, reorganized and strengthened our field management organization, implemented a store labor scheduling system and revamped our employee satisfaction program. In addition, since 2009 we have hired more than 200 new store managers from outside our organization, many from best-in-class retailers including our competition. These initiatives have better aligned store management and labor staffing to operational priorities, improved the customer experience and resulted in approximately a 350 basis point reduction in store payroll as a percentage of sales from 2008 through 2012.

Our improved customer experience, in conjunction with more consistent in-store execution, enabled us to achieve 71% overall customer satisfaction in 2012, a 20-point improvement since we began tracking this metric in 2008. We have also implemented operational audits to measure performance against clearly defined operational standards. To date, stores that have achieved higher audit scores have generated higher comparable store sales.

Refreshed Our Existing Store Base

Sixty percent of our stores are new or have been refreshed, remodeled or relocated since 2006. In our refreshed and remodeled stores, we have incorporated: new flooring, painting, lighting and graphics, relocated our fitting rooms to maximize productive selling space and made various other improvements as necessary on a store-by-store basis. We continue to invest in store refreshes and remodels on a store-by-store basis where appropriate, taking into consideration the age, sales and profitability of a store and the potential customer satisfaction improvement.

Enhanced Real Estate Analysis and New Store Selection Process

We have reengineered our new store development process to utilize more sophisticated criteria for real estate site selection and to reduce our total new store investment. Our real estate process consists of a review of demographics, population density, cannibalization impact, traffic patterns, competitive dynamics, co-tenancy considerations and ease of access, in order to meet acceptable return criteria. We have partnered with landlords to increase the landlord funded tenant improvements in new stores and have improved our opening inventory to increase cash-on-cash returns. Under our enhanced real estate selection process, we opened 15 new stores in Fall 2011 and 6 new stores in Spring 2012, which, on average, have performed in line with their initial sales projections during their first full year of operation.

Our Growth Strategies

We believe there are significant opportunities to drive sustainable sales and margin growth. We believe each of the initiatives discussed above will play an important role in our ability to execute on our growth strategies, given the recency of their implementation as shown in the below timeline.

Summary of Strategic Initiative	Timing of Implementation
Assembled a talented, experienced management team	• The current management team has been built over the past five years • Recent additions include our Chief Marketing Officer (June 2011) and Chief Merchandising Officer (April 2012)
Refined our off-price model through improved buying, inventory management and supply chain investment

•   The buying model has been refined over the past four to five years resulting in continual improvements in execution

•   Median tenure of our general and division merchandising managers with us is approximately 2 years

Invested in technology and systems to drive growth and improve efficiency

•   Merchandise planning system implementation completed in August 2011

•   Merchandise allocation system enhancements completed in July 2012

•   Markdown optimization system rollout to most categories was completed in August 2012 with remaining areas to be completed in Fall 2013

Built data-driven testing culture with robust measurements of results to ensure successful rollout of new initiatives	• Began running initial tests in late 2011
Sharpened focus on our core female customer

•   As part of the preparation for the launch of our refocused marketing campaign in Spring 2011, we increased emphasis on gathering customer insights and data

•   Continue to tailor our marketing on an ongoing basis to better cater to our core customer

Introduced program to improve customer experience and store operations

•   We increased our focus on customer service beginning in 2010; however, many specific initiatives have been implemented only in the last two years

•   As an example, we improved store navigational signage and simplified merchandising presentation in early 2012 and rolled out to the full store base later that year

•   Store operational audits began as a pilot program in Fall 2011 and rolled out to the full store base in Spring 2012

Summary of Strategic Initiative	Timing of Implementation
Enhanced real estate analysis and new store selection process	• Current version of our real estate site selection process has been utilized for new stores since Fall 2011

We believe these recent initiatives will enable us to execute on the following growth strategies:

Drive Comparable Store Sales Growth

We intend to build upon our comparable store sales growth momentum through the following initiatives:

•

Continue to Enhance Execution of the Off-Price Model. We plan to drive comparable store sales by ensuring that we consistently deliver fresh merchandise to our selling floors. We intend to continue to reduce comparable store inventories, which we believe will result in faster inventory turns and reduced markdowns. We regularly seek to take advantage of opportunistic buys of highly desirable branded products and key seasonal goods to sell in the current season or in a future season, which we refer to as “pack-and-hold” merchandise. We also continually use our business intelligence systems to identify sell-through rates by product, capitalize on strong performing categories, identify and buy into new fashion trends and opportunistically acquire products in the marketplace.

•

Improve Merchandising Localization. Our recent investments increasingly allow us to improve on delivering the right products to the right stores at the right time by refining our allocations of merchandise to the appropriate stores. Over time, we expect our efforts will result in an improved assortment of brands, sizes, price points and product attributes that cater to customer preferences at the store level.

•

Increase Sales of Women’s Ready-to-Wear Apparel, Shoes and Accessories. We plan to continue to improve our product offering, store merchandising and marketing focus on women’s ready-to-wear apparel, shoes and accessories to capture incremental sales from our core female customer and become a destination for her across all categories.

•

Introduction of a New Marketing Campaign for Fall of 2013. Over the past few years, our marketing initiatives have focused on communicating our core value proposition (a wide breadth of great branded values). This Fall we plan to refine our marketing campaign to develop a richer and more emotive relationship with customers while continuing to reinforce our core value proposition that we know drives customers to shop with us.

•

Open a West Coast Buying Office. We expect to open our West Coast buying office by Fall 2013 to increase our access to brands and vendors and allow us to react more quickly to attractive merchandise buying opportunities in this region. We have already begun to build a West Coast buying team in advance of the office opening.

•

Increase Our e-Commerce Sales. We have been selling to our customers online for more than a decade. We plan to leverage this heritage, along with our newly relaunched e-commerce platform, to expand our online assortment and utilize e-commerce strategies to drive incremental traffic to our stores.

Expand Our Retail Store Base

We believe there is significant opportunity to expand our retail store base in the United States. In line with recent growth, our goal is to open approximately 25 new stores annually. The stores we have opened in the last two years are among our stronger performing stores, and, aided by our enhanced real estate selection model, have the most consistent performance relative to our underwriting model. Based on a detail market-by-market analysis of internal and third-party data and our operating experience, we believe the U.S. market can support at least 1,000 stores. In addition, we continue to explore the growth potential of modified store formats that may offer incremental opportunity for growth.

Enhance Operating Margins

We intend to increase our margins through the initiatives described below.

•

Optimize Markdowns. Our new markdown system will allow us to maximize sales and gross margin dollars based on forward looking sales forecasts, sell-through targets, and exit dates. This allows us to optimize markdowns at the style and color level by store cluster.

•

Enhance Purchasing Power. We believe that our growth and new West Coast buying office will provide us with the opportunity to capture incremental buying opportunities and realize economies of scale in our merchandising and non-merchandising purchasing activities.

•

Drive Operating Leverage. We believe that we will be able to leverage our growing sales over the fixed costs of our business. In addition, we are focused on continuing to improve the efficiency of our corporate and in-store operations. Furthermore, we expect operating costs to grow less rapidly in the future as we approach the middle and latter stages of our organizational investments.

Our successful execution of these growth strategies may be affected by challenges or risks outside of our control, including but not limited to an incremental slowdown in the U.S. economy, increased competition from other retailers, and unforeseen legal or regulatory changes.

Risk Factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:

Competitive risks and challenges related to our business:

•	General economic conditions and consumer spending affect our business.

•	We face increased competition from other retailers that could adversely affect our business.

•	Our results also depend on the successful implementation of several additional strategic initiatives. We may not be able to implement these strategies successfully, on a timely basis, or at all.

•	Fluctuations in comparable store sales and results of operations could cause our business performance to decline substantially.

•	Our growth strategy includes the addition of a significant number of new stores each year. We may not be able to implement this strategy successfully, on a timely basis, or at all.

•

Our net sales, operating income and inventory levels fluctuate on a seasonal basis and decreases in sales or margins during our peak seasons could have a disproportionate effect on our overall financial condition and results of operations.

Risks related to our indebtedness:

•

Our substantial indebtedness requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, including making payments on our outstanding notes.

•	Our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

•

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

Risks related to our common stock:

•

Following the offering, we will be classified as a “controlled company” and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•	Our majority stockholder will have the ability to control significant corporate activities after the completion of this offering and our majority stockholder’s interests may not coincide with yours.

•	If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

Our Corporate Information

We were organized in 2013 and currently exist as a Delaware corporation. Our indirect subsidiary, BCFWC, was initially organized in 1972 as a New Jersey corporation, was reincorporated in 1983 in Delaware when the company originally became a public company and currently exists as a Delaware corporation. BCFWC became a direct, wholly-owned subsidiary of Holdings in connection with the acquisition of BCFWC on April 13, 2006 by affiliates of Bain Capital Partners, LLC (along with its associated investment funds, or any successor to its investment management business, “Bain Capital”) in a take private transaction (the “Merger Transaction”) and became an indirect, wholly-owned subsidiary of ours on February 14, 2013, in connection with our corporate reorganization. Our principal executive offices are located at 1830 Route 130 North, Burlington, New Jersey 08016. Our telephone number is (609) 387-7800. The address of our main website is www.burlingtoncoatfactory.com. The information contained on our website does not constitute a part of this prospectus.

Organizational Structure

The chart below illustrates our current basic corporate structure and our basic corporate structure upon completion of this offering.

Equity Sponsor

Bain Capital is a global private investment firm that manages several pools of capital including private equity, high-yield assets, mezzanine capital and public equity with approximately $67 billion in assets under management. Since its inception in 1984, Bain Capital’s private equity affiliates have made over 500 investments in a variety of industries around the world. Currently, Bain Capital has a team of over 260 professionals dedicated to investing in and supporting its portfolio companies. Headquartered in Boston, Bain Capital has offices in New York, Chicago, Palo Alto, London, Munich, Hong Kong, Shanghai, Tokyo and Mumbai.

Bain Capital has a long and successful history of investing in retail businesses as well as consumer products companies distributing through retailers, and has a dedicated group of investment professionals focused on the sector. Bain Capital has made a number of retail and consumer products investments, including: Bloomin’ Brands, Brookstone, Burger King, Dollarama, Domino’s Pizza, Duane Reade, Dunkin Brands, Gymboree, Michaels Stores, Sealy, Shoppers Drug Mart, Sports Authority, Staples, and Toys “R” Us.

The Offering

Issuer	Burlington Holdings, Inc.

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional shares at the public offering price less underwriting discounts and commissions.

Common stock to be outstanding immediately after completion of this offering	Immediately following the consummation of this offering, we will have shares of common stock outstanding, or shares, if the underwriters’ option to purchase additional shares is exercised in full.

As used in this prospectus, the term “common stock,” when used in reference to our capital structure before the filing of our amended and restated certificate of incorporation, means the Class A and Class L common stock, and, when used in reference to our capital structure following the reclassification and the filing of such certificate, means the common stock, unless otherwise specified.

Use of proceeds	We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $ million, assuming the shares offered by us are sold for $ per share, the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds from the sale of common stock by us in this offering to redeem approximately $ aggregate principal amount of our outstanding 10% Senior Notes due 2019 issued by BCFWC (our “Senior Notes”) and $ aggregate principal amount of our 9.00%/9.75% Senior Notes due 2018 issued by Burlington Holdings, LLC (“Holdings LLC”) and Burlington Holdings Finance, Inc. (our “Holdco notes”), which will include related redemption premiums of $ , to pay a transaction fee under our Advisory Agreement with an affiliate of Bain Capital equal to 1% of the gross proceeds of this offering which we expect to be $ , to pay a termination fee thereunder of $ and for other general corporate purposes. For additional information, see “Use of Proceeds.”

Principal stockholders	Upon completion of this offering, affiliates of Bain Capital will beneficially own a controlling interest in us. We currently intend to avail ourselves of the controlled company exemption under the corporate governance rules of the New York Stock Exchange.

Dividend policy	We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness; therefore, we do not anticipate paying any cash dividends in the foreseeable future. For additional information, see “Dividend Policy.”

Proposed symbol for trading on the New York Stock Exchange	“ .”

Risk factors	For a discussion of risks relating to the Company, our business and an investment in our common stock, see “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

•	assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt prior to the completion of this offering;

•

is based on the number of shares outstanding after giving effect to the reclassification (assuming an offering price of $         per share (the mid-point of the price range set forth on the cover of this prospectus)), see “The Reclassification”;

•	excludes shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share; and

•

assumes (1) no exercise by the underwriters of their option to purchase up to                  additional shares from us and (2) an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus.

Summary Historical Consolidated Financial and Other Data

The following table presents our summary historical consolidated financial data and certain other financial data. The historical consolidated balance sheet data as of January 28, 2012 (“Fiscal 2011”) and February 2, 2013 (“Fiscal 2012”), and the consolidated statement of operations data and consolidated statement of cash flows data for the fiscal year ended January 29, 2011 (“Fiscal 2010”), Fiscal 2011 and Fiscal 2012 have been derived from our historical audited consolidated financial statements, which are included in this prospectus. The consolidated balance sheet data as of Fiscal 2010 are derived from our accounting records. The consolidated statement of operations data, consolidated balance sheet data and consolidated statement of cash flows data as of and for the three months ended April 28, 2012 and May 4, 2013 have been derived from our historical unaudited condensed consolidated financial statements, which are included in this prospectus. Operating results for the three months ended May 4, 2013 are not necessarily indicative of the results that may be expected for the entire fiscal year ending February 1, 2014.

The historical consolidated financial data and other financial data presented below should be read in conjunction with our audited consolidated financial statements and the related notes thereto and our unaudited condensed consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical consolidated financial data may not be indicative of our future performance.

	Fiscal Year Ended(1)			Three Months Ended(1)
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net Sales	$3,669,602	$3,854,134	$4,131,379	$982,422	$1,065,013
Other Revenue	31,487	33,397	34,125	7,534	7,976

Total Revenue	3,701,089	3,887,531	4,165,504	989,956	1,072,989

Costs and Expenses:
Cost of Sales	2,252,346	2,363,464	2,530,124	619,885	667,653
Selling and Administrative Expenses	1,153,573	1,215,774	1,312,682	307,137	327,704
Costs Related to Debt Amendment	3,040	(473)	4,175	—	8,855
Restructuring	2,200	7,438	2,999	1,478	1,625
Depreciation and Amortization	146,759	153,070	166,786	39,925	43,992
Impairment	2,080	1,735	11,539	13	51
Loss on Extinguishment of Debt	—	37,764	2,222	—	—
Other Income, Net	(11,346)	(9,942)	(8,115)	(2,304)	(2,548)
Interest Expense	99,309	129,121	113,927	29,479	34,304

Total Costs and Expenses	3,647,961	3,897,951	4,136,339	995,613	1,081,636

Income (Loss) Before Income Tax Expense (Benefit)	53,128	(10,420)	29,165	(5,657)	(8,647)
Income Tax Expense (Benefit)	22,130	(4,148)	3,864	(1,717)	(3,084)

Net Income (Loss)	$30,998	$(6,272)	$25,301	$(3,940)	$(5,563)

Class L Preference Amount	$(105,613)	$(123,270)	$(146,923)	$(34,189)	$(40,972)

Net Loss Attributable to Class A Stockholders	$(74,615)	$(129,542)	$(121,622)	$(38,129)	$(46,535)

Allocation of Net Income (Loss) to Common Stockholders—Basic:
Class L Stockholders	$105,613	$123,270	$146,923	$34,189	$40,972

Class A Stockholders	$(74,615)	$(129,542)	$(121,622)	$(38,129)	$(46,535)

	Fiscal Year Ended(1)			Three Months Ended(1)
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands, except per share data)
Net Income (Loss) Per Share—Basic:
Class L Stockholders	$21.09	$24.58	$28.76	$6.73	$7.91

Class A Stockholders	$(1.66)	$(2.87)	$(2.64)	$(0.83)	$(1.00)

Allocation of Net Income (Loss) to Common Stockholders—Diluted:
Class L Stockholders	$105,613	$123,270	$146,923	$34,189	$40,972

Class A Stockholders	$(82,577)	$(140,824)	$(134,086)	$(39,400)	$(46,990)

Net Income (Loss) Per Share—Diluted:
Class L Stockholders	$21.09	$24.58	$28.76	$6.73	$7.91

Class A Stockholders	$(1.83)	$(3.12)	$(2.92)	$(0.86)	$(1.01)

Weighted Average Number of Shares—Basic and Diluted:
Class L Stockholders	5,007	5,016	5,109	5,078	5,179

Class A Stockholders	45,060	45,146	45,982	45,705	46,607

	Fiscal Year Ended(1)	Three Months Ended(1)
	February 2, 2013	May 4, 2013
(in thousands, except per share data)
Pro Forma Consolidated Statement of Operations Data(2):
Pro Forma Net Income (Loss)	$	$
Pro Forma Net Income (Loss) Per Share—Basic
Common Stock
Pro Forma Net Income (Loss) Per Share—Diluted
Common Stock
Pro Forma Weighted Average Shares Outstanding:
Basic
Diluted

	Fiscal Year Ended(1)			Three Months Ended(1)
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands, except store data)
Consolidated Statement of Cash Flow Data:
Net Cash Provided by Operations	$208,704	$249,983	$452,509	$244,756	$95,703
Net Cash Used in Investing Activities	(159,962)	(158,773)	(165,816)	(28,342)	(29,650)
Net Cash Used in Financing Activities	(43,278)	(85,760)	(279,021)	(198,424)	(6,717)
Consolidated Balance Sheet Data (end of the period):
Cash and Cash Equivalents	$30,214	$35,664	$43,336	$53,654	$102,672
Inventory	644,228	682,260	680,190	660,940	727,219
Working Capital(3)	386,196	337,901	104,799	140,639	104,914
Total Debt (Including Current Portion)	1,372,285	1,613,123	1,336,316	1,416,420	1,681,395

	Fiscal Year Ended(1)			Three Months Ended(1)
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands, except store data and percentages)
Class L Common Stock	790,755	884,945	1,029,189	918,544	1,034,729
Total Stockholders’ Deficit	(603,242)	(995,890)	(1,109,458)	(1,031,871)	(1,455,987)
Other Financial Data:
Number of Stores (at end of period)(4)	460	477	500	482	503
Comparable Store Sales (Decline) Growth(5)	(0.2)%	0.7%	1.2%	0.6%	3.4%
Average Sales Per Store	$7,977	$8,080	$8,263	$2,038	$2,117
Annualized Store Inventory Turnover(6)	2.9	3.1	3.6	3.0	3.6
Gross Margin Rate	38.6%	38.7%	38.8%	36.9%	37.3%
Adjusted EBITDA(7)	$308,221	$315,000	$331,964	$64,773	$79,550
Adjusted Net Income(7)	56,081	37,350	59,589	842	6,135

(1)	Fiscal years ended January 29, 2011 and January 28, 2012 consisted of 52 weeks. Fiscal year ended February 2, 2013 consisted of 53 weeks. The three months ended April 28, 2012 and May 4, 2013 consisted of 13 weeks.
(2)	The pro forma consolidated statements of operations data for Fiscal 2012 and the three months ended May 4, 2013 give effect to (a) the reclassification of our Class A common stock and the conversion of our Class L common stock, into our common stock, as described in “The Reclassification,” (b) the issuance of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds” and related impact in recurring interest expense of $ and (c) the termination of the Advisory Agreement with Bain Capital. See “The Reclassification” for a discussion of the conversion of our Class L common stock to common stock in connection with the completion of this offering.
(3)	We define working capital as current assets (excluding restricted cash and cash equivalents) minus current liabilities (including the current portion of long-term debt and accrued interest thereon).
(4)	The number of stores is inclusive of an internet store.
(5)	We define comparable store sales as sales of those stores, including online, commencing on the first day of the fiscal month one year after the end of their grand opening activities, which normally conclude within the first two months of operations.
(6)	Annualized Store Inventory Turnover is calculated by dividing comparable store retail sales by the average comparable store retail value of inventory for the period being measured. The calculation is based on a rolling 13 month average of inventory and the last 12 months’ sales.
(7)	The following tables calculate our Adjusted EBITDA and Adjusted Net Income. Adjusted Net Income and Adjusted EBITDA are non-GAAP financial measures. Adjusted EBITDA is defined as net income (loss), exclusive of (a) interest expense, net, (b) loss on debt extinguishment, (c) income tax expense (benefit), (d) depreciation and amortization, (e) impairment, (f) advisory fees and (g) costs related to debt amendments. Adjusted Net Income is defined as net income (loss), exclusive of the following items; (i) net favorable lease amortization, (ii) impairment charges, (iii) advisory fees, (iv) costs related to debt amendments and (v) loss on extinguishment of debt. We present Adjusted EBITDA and Adjusted Net Income because we believe they are useful supplemental measures in evaluating the performance of our business and provide greater transparency into our results of operations. Adjusted EBITDA and Adjusted Net Income provide management, including our chief operating decision maker, with helpful information with respect to our operations.

The following table provides a reconciliation from net income (loss) to Adjusted EBITDA:

	Fiscal Year Ended(1)			Three Months Ended(1)
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands)
Net Income (Loss)	$30,998	$(6,272)	$25,301	$(3,940)	$(5,563)
Interest Expense, Net	98,925	129,039	113,786	29,457	34,228
Loss on Debt Extinguishment	—	37,764	2,222	—	—
Income Tax Expense (Benefit)	22,130	(4,148)	3,864	(1,717)	(3,084)
Depreciation and Amortization	146,759	153,070	166,786	39,925	43,992
Impairment	2,080	1,735	11,539	13	51
Advisory fees	4,289	4,285	4,291	1,035	1,071
Costs Related to Debt Amendments	3,040	(473)	4,175	—	8,855

Adjusted EBITDA	$308,221	$315,000	$331,964	$64,773	$79,550

The following table provides a reconciliation from net (loss) income to Adjusted Net Income:

	Fiscal Year Ended(1)			Three Months Ended(1)
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands)
Net Income (Loss)	$30,998	$(6,272)	$25,301	$(3,940)	$(5,563)
Net Favorable Lease Amortization(8)	30,389	29,245	31,292	7,169	8,830
Costs Related to Debt Amendments	3,040	(473)	4,175	—	8,855
Loss on Extinguishment of Debt	—	37,764	2,222	—	—
Impairment Charges	2,080	1,735	11,539	13	51
Advisory Fees	4,289	4,285	4,291	1,035	1,071
Tax Effect(9)	(14,715)	(28,934)	(19,231)	(3,435)	(7,109)

Adjusted Net Income	$56,081	$37,350	$59,589	$842	$6,135

(8)	Net favorable lease amortization represents the non-cash amortization expense associated with favorable and unfavorable leases that were recorded as a result of purchase accounting related to the April 2006 Merger Transaction, and are recorded in the line item “Depreciation and Amortization” in our Consolidated Statement of Operations and Comprehensive Loss.
(9)	Tax effect is calculated based on effective tax rates of 37.0%, 39.9%, 35.9%, 41.8% and 37.8% for the respective periods.

RISK FACTORS

Investing in our common stock involves a number of risks. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Substantial Indebtedness

General economic conditions and consumer spending affect our business.

Consumer spending habits, including spending for the merchandise that we sell, are affected by, among other things, prevailing global economic conditions, inflation, levels of employment, salaries and wage rates, prevailing interest rates, housing costs, energy costs, commodities pricing, income tax rates and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns may be influenced by consumers’ disposable income, credit availability and debt levels. An incremental slowdown in the U.S. economy, an uncertain global economic outlook or an expanded credit crisis could adversely affect consumer spending habits resulting in lower net sales and profits than expected on a quarterly or annual basis. Consumer confidence is also affected by the domestic and international political situation. Our financial condition and operations could be impacted by changes in government regulations in areas including, but not limited to, taxes and healthcare. The outbreak or escalation of war, or the occurrence of terrorist acts or other hostilities in or affecting the U.S., could lead to a decrease in spending by consumers. In addition, natural disasters, industrial accidents and acts of war in various parts of the world could have the effect of disrupting supplies and raising prices globally which, in turn, may have adverse effects on the world and U.S. economies and lead to a downturn in consumer confidence and spending.

We face increased competition from other retailers that could adversely affect our business.

The retail sector is highly competitive, and retailers are constantly adjusting their promotional activity and pricing strategies in response to changing conditions. We compete on the basis of a combination of factors, including among others, price, breadth, quality and style of merchandise offered, in-store experience, level of customer service, ability to identify and respond to new and emerging fashion trends, brand image and scalability. We compete with a wide variety of large and small retailers for customers, vendors, suitable store locations and personnel. In order to increase traffic and drive consumer spending in the economic environment of the past several years, competitors, including department stores, mass merchants and specialty apparel stores, have been offering brand-name merchandise at substantial markdowns. Continuation of this trend, or the possible effect on consumer buying patterns that improving economic conditions could have, may cause consumer demand to shift from off-price retailers to other retail categories, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to continue to meet changes in the competitive environment and to positively differentiate ourselves from our competitors, our results of operations could be adversely affected. Moreover, we do not possess exclusive rights to many of the elements that comprise our product offerings. Our competitors may seek to emulate facets of our business strategy, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, most of our products are sold to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve on some or all of our product offerings that we believe are important in differentiating our stores. If our competitors were to duplicate or improve on some or all of our in-store experience or product offerings, our competitive position and our business could suffer.

Our results also depend on the successful implementation of several additional strategic initiatives. We may not be able to implement these strategies successfully, on a timely basis, or at all.

We have recently implemented or begun to implement several strategic initiatives designed to transform our business and improve our performance. The success of our recent initiatives is subject to both the risks affecting our business generally and the inherent difficulties associated with implementing these initiatives and is largely dependent on the skills, experience, and efforts of our management and other associates. We face a number of uncertainties in connection with the successful implementation of these strategic initiatives. Accordingly, there can be no assurance that these strategic initiatives will improve our performance.

Examples of the uncertainties surrounding our strategic initiatives include the following:

•	we may lose executives or other key employees with leading roles in implementing the various initiatives;

•	our buying, inventory management and supply chain initiatives may fail to yield the results expected;

•	our investments in technology and systems may fail to improve efficiency;

•	our data-driven testing culture may not result in successful initiatives;

•	our sharpened focus on our core female customer may fail to increase sales as expected;

•	we may not be able to uniformly implement our in-store experience program;

•	our investment in refreshing our store base may not yield commensurate increases in sales; and

•	the success of our new store selection in opening high-performing stores may decrease.

Fluctuations in comparable store sales and results of operations could cause our business performance to decline substantially.

Our results of operations for our individual stores have fluctuated in the past and can be expected to continue to fluctuate in the future. Since the beginning of the fiscal year ended January 30, 2010, our quarterly comparable store sales rates have ranged from 4.0% to negative 7.1%.

Our comparable store sales and results of operations are affected by a variety of factors, including:

•	fashion trends;

•	calendar shifts of holiday or seasonal periods;

•	the effectiveness of our inventory management;

•	changes in our merchandise mix;

•	weather patterns, including, among other things, changes in year-over-year temperatures;

•	availability of suitable real estate locations at desirable prices and our ability to locate them;

•	our ability to effectively manage pricing and markdowns;

•	changes in general economic conditions and consumer spending patterns;

•	our ability to anticipate, understand and meet consumer trends and preferences;

•	actions of competitors; and

•	the attractiveness of our inventory and stores to customers.

If our future comparable store sales fail to meet expectations, then our cash flow and profitability could decline substantially.

Our growth strategy includes the addition of a significant number of new stores each year. We may not be able to implement this strategy successfully, on a timely basis, or at all.

Our growth largely depends on our ability to successfully open and operate new stores. We intend to continue to open new stores in future years, while refreshing a portion of our existing store base annually. The success of this strategy is dependent upon, among other things, the current retail environment, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet the needs of new and existing stores on a timely basis. Our proposed expansion also will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. In addition, to the extent that our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets. We expect to fund our expansion through cash flow from operations and, if necessary, by borrowings under our Second Amended and Restated Credit Agreement, dated as of September 2, 2011 (the “ABL Line of Credit”); however, if we experience a decline in performance, we may slow or discontinue store openings. We may not be able to execute any of these strategies successfully, on a timely basis, or at all. If we fail to implement these strategies successfully, our financial condition and results of operations would be adversely affected.

Our net sales, operating income and inventory levels fluctuate on a seasonal basis and decreases in sales or margins during our peak seasons could have a disproportionate effect on our overall financial condition and results of operations.

Our net sales and operating income fluctuate seasonally, with a significant portion of our operating income typically realized during the five-month period from September through January. Any decrease in sales or margins during this period could have a disproportionate effect on our financial condition and results of operations. Seasonal fluctuations also affect our inventory levels. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling our inventory, we may have to write down our inventory or sell it at significantly reduced prices or we may not be able to sell such inventory at all, which could have a material adverse effect on our financial condition and results of operations.

Failure to execute our opportunistic buying and inventory management process could adversely affect our business.

We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. Establishing the “treasure hunt” nature of the off-price buying experience to drive traffic to our stores requires us to offer changing assortments of merchandise in our stores. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance. We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our opportunistic inventory buying and inventory management strategies could adversely affect our performance and our relationship with our customers.

Failure to identify customer trends and preferences to meet customer demand could negatively impact our performance.

Because our success depends on our ability to meet customer demand, we work to follow customer trends and preferences on an ongoing basis and to buy inventory in response to those trends and preferences. However, identifying consumer trends and preferences in the diverse product lines and many markets in which we do business and successfully meeting customer demand across those lines and for those markets on a timely basis is challenging. Although our flexible business model allows us to buy close to need and in response to consumer preferences and trends and to expand and contract merchandise categories in response to consumers’ changing tastes, we may not do so successfully, which could adversely affect our results.

If we are unable to renew or replace our store leases or enter into leases for new stores on favorable terms, or if one or more of our current leases are terminated prior to the expiration of their stated term and we cannot find suitable alternate locations, our growth and profitability could be negatively impacted.

We currently lease approximately 92% of our store locations. Most of our current leases expire at various dates after five or ten-year terms, the majority of which are subject to our option to renew such leases for several additional five-year periods. Our ability to renew any expiring lease or, if such lease cannot be renewed, our ability to lease a suitable alternative location, and our ability to enter into leases for new stores on favorable terms will depend on many factors, some of which may not be within our control, such as conditions in the local real estate market, competition for desirable properties and our relationships with current and prospective landlords. If we are unable to renew existing leases or lease suitable alternative locations, or enter into leases for new stores on favorable terms, our growth and profitability may be negatively impacted.

Extreme and/or unseasonable weather conditions could have a significant adverse effect on our business, financial condition and results of operations.

Extreme weather conditions in the areas in which our stores are located could have a material adverse effect on our business, financial condition and results of operations. For example, heavy snowfall or other extreme weather conditions over a prolonged period might make it difficult for our customers or associates to travel to our stores. In addition, unforeseen public health issues, natural disasters such as hurricanes, tornados, floods, earthquakes, and other extreme weather or climate conditions or a combination of these or other factors, could severely damage or destroy one or more of our stores or facilities located in the affected areas, thereby disrupting our business operations. Any of these events or circumstances could disrupt the operations of one or more of our vendors or one or more of our stores located in the affected areas. Day-to-day operations, particularly our ability to receive products from our vendors or transport products to our stores, could be adversely affected, or we could be required to close stores. As a result, our business could be adversely affected.

Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the fall or winter season or cool weather during the spring or summer season could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions could adversely affect our business, financial condition and results of operations. In addition, because a significant portion of our net sales historically have occurred during the five-month period from September through January, unseasonably warm weather during these months could have a disproportionately large effect on our business and materially adversely affect our financial condition and results of operations.

We do not have long-term contracts with any of our vendors and if we are unable to purchase suitable merchandise in sufficient quantities at competitive prices, we may be unable to offer a merchandise mix that is attractive to our customers and our sales may be harmed.

The products that we offer are manufactured by third party vendors. Some of our key vendors may limit the number of retail channels they use to sell their merchandise, which may, in limited cases, result in intense competition among retailers to obtain and sell these goods. In addition, nearly all of the brands of our top vendors are sold by competing retailers and some of our top vendors also have their own dedicated retail stores. Moreover, we typically buy products from our vendors on a purchase order basis. We have no long-term purchase contracts with any of our vendors and, therefore, have no contractual assurances of continued supply, pricing or access to products, and any vendor could change the terms upon which they sell to us or discontinue selling to us at any time. If our relationships with our vendors are disrupted, we may not be able to acquire the merchandise we require in sufficient quantities or on terms acceptable to us. Any inability to acquire suitable merchandise would have a negative effect on our business and operating results because we would be missing products from our merchandise mix unless and until alternative supply arrangements were made, resulting in deferred or lost sales. In addition, events that adversely affect our vendors could impair our ability to obtain desired merchandise in sufficient quantities. Such events include difficulties or problems associated with our vendors’ business, finances, labor, importation of products, costs, production, insurance and reputation.

Our failure to find store employees who can effectively operate our stores could adversely affect our business.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including store managers, who understand and appreciate our corporate culture and customers, and are able to adequately and effectively represent this culture. The store employee turnover rate in the retail industry is generally high. Excessive store employee turnover will result in higher employee costs associated with finding, hiring and training new store employees. Moreover, improvement in general economic conditions may decrease the supply of part-time labor, which constitutes the majority of our store employee base. Our labor costs are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation (including changes in entitlement programs such as health insurance and paid leave programs). Any increase in labor costs may adversely impact our profitability, or, if we fail to pay such higher wages, we could suffer increased employee turnover.

We are also dependent upon temporary personnel to adequately staff our stores and distribution facilities, with heightened dependence during busy periods such as the holiday season and when multiple new stores are opening. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of suitable temporary personnel to meet our demand. Any such failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business or results of operations.

Our results may be adversely affected by fluctuations in energy prices.

Increases in energy costs may result in an increase in our transportation costs for distribution, utility costs for our stores and costs to purchase our products from suppliers, as well as reductions in the amount of disposable income available to customers and the use of automobiles, thereby reducing traffic to our stores. A sustained rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have an adverse effect on our performance.

Parties with whom we do business may be subject to insolvency risks which could negatively impact our liquidity.

Many economic and other factors are outside of our control, including but not limited to commercial credit availability. These factors also affect our vendors who, in many cases, depend upon commercial credit to finance their operations. If they are unable to secure commercial financing, our vendors could seek to change the terms on which they sell to us, which could negatively affect our liquidity. In addition, the inability of vendors to access liquidity, or the insolvency of vendors, could lead to their failure to deliver merchandise to us.

Although we purchase most of our inventory from vendors domestically, apparel production is located primarily overseas.

We do not own or operate any manufacturing facilities. As a result, we are dependent upon the timely receipt of quality merchandise from suppliers and vendors. Factors which affect overseas production could affect our suppliers and vendors and, in turn, our ability to obtain inventory and the price levels at which they may be obtained. Although such factors apply equally to our competitors, factors that cause an increase in merchandise costs or a decrease in supply could lead to generally lower sales and gross margins in the retail industry.

Such factors include:

•

political or labor instability in countries where suppliers are located or at foreign and domestic ports which could result in lengthy shipment delays, which, if timed ahead of the Fall and Winter peak selling periods, could materially and adversely affect our ability to stock inventory on a timely basis;

•	political or military conflict involving apparel producing countries, which could cause a delay in the transportation of our products to us and an increase in transportation costs;

•

heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods;

•

disease epidemics, outbreaks and other health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

•	natural disasters and industrial accidents, which could have the effect of curtailing production and disrupting supplies;

•	increases in labor and production costs in goods-producing countries, which would result in an increase in our inventory costs;

•	the migration and development of manufacturers, which can affect where our products are or will be produced;

•	fluctuation in our suppliers’ local currency against the dollar, which may increase our cost of goods sold; and

•

changes in import duties, taxes, charges, quotas, loss of “most favored nation” trading status with the United States for a particular foreign country and trade restrictions (including the United States imposing antidumping or countervailing duty orders, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices).

Any of the foregoing factors, or a combination thereof could have a material adverse effect on our business.

Our business would be disrupted severely if either of our primary distribution centers were to shut down.

During Fiscal 2012, we extended central distribution services to approximately 89% of our merchandise units through our distribution facilities. Our two primary distribution centers are currently located in Edgewater Park, New Jersey and San Bernardino, California. Most of the merchandise we purchase is shipped directly to our distribution centers, where it is prepared for shipment to the appropriate stores. The success of our stores depends on their timely receipt of merchandise. If either of our current primary distribution centers were to shut down or lose significant capacity for any reason, our operations would likely be disrupted. Although in such circumstances our stores are capable of receiving inventory directly from suppliers via drop shipment, we would incur significantly higher costs and a reduced ability to control inventory levels during the time it takes for us to reopen or replace either of our primary distribution centers.

Software used for our management information systems may become obsolete, conflict with the requirements of newer hardware and may cause disruptions in our business.

We rely on our existing management information systems, including some software programs that were developed in-house by our employees, in operating and monitoring all major aspects of our business, including sales, distribution, purchasing, inventory control, merchandising planning and replenishment, as well as various financial systems. If we fail to maintain or update such software to meet the demands of changing business requirements or if we decide to modify or change our hardware and/or operating systems and the software programs that were developed in-house are not compatible with the new hardware or operating systems, disruption to our business may result.

The efficient operation of our business is dependent on our information systems. If an act of God, interference by computer hackers or another event caused our information systems to not function properly, major business disruptions could occur. In particular, we rely on our information systems to effectively manage sales, distribution, merchandise planning and allocation functions. Our disaster recovery site is located within 15 miles of our Burlington, New Jersey headquarters. If a disaster impacts either location, while it most likely would not fully incapacitate us, our operations could be significantly affected. The failure of our information systems to perform as designed could disrupt our business and harm sales and profitability.

Unauthorized disclosure of sensitive or confidential information, whether through a breach of our computer system or otherwise, could severely hurt our business.

As part of our normal course of business we collect, process and retain sensitive and confidential information in accordance with industry standards. Despite the security measures we have in place, our facilities and systems, and those of our third party service providers may be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving misappropriation, loss or other unauthorized disclosure of confidential information, including customer data and credit card information, whether by us or our vendors, could severely damage our reputation, expose us to litigation and liability risks, disrupt our operations and harm our business.

Changes in product safety laws may adversely impact our operations.

We are subject to regulations by a variety of state and federal regulatory authorities, including the Consumer Product Safety Commission. The Consumer Product Safety Improvement Act of 2008 (“CPSIA”) imposes limitations on the permissible amounts of lead and phthalates allowed in children’s products. These laws and regulations relate principally to product labeling, licensing requirements, flammability testing, and product safety particularly with respect to products used by children. In the event that we are unable to timely comply with regulatory changes, including those pursuant to the CPSIA, significant fines or penalties could result, which could adversely affect our operations.

Our future growth and profitability could be adversely affected if our advertising and marketing programs are not effective in generating sufficient levels of customer awareness and traffic.

We rely on print and television advertising to increase consumer awareness of our product offerings and pricing to drive store traffic. In addition, we rely and will increasingly rely on other forms of media advertising, including, without limitation, social media and e-marketing. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our advertising and marketing programs. In order for our advertising and marketing programs to be successful, we must:

•	manage advertising and marketing costs effectively in order to maintain acceptable operating margins and return on our marketing investment; and

•	convert customer awareness into actual store visits and product purchases.

Our planned advertising and marketing expenditures may not result in increased total or comparative net sales or generate sufficient levels of product awareness. Further, we may not be able to manage our advertising and marketing expenditures on a cost-effective basis. Additionally, some of our competitors may have substantially larger marketing budgets, which may provide them with a competitive advantage over us.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of theses platforms and devices could adversely impact our reputation or subject us to fines or other penalties.

Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Information concerning us may be posted on social media platforms and similar devices at any time and may be adverse to our reputation or business. The harm may be immediate without affording us an opportunity for redress or correction.

The loss of key personnel may disrupt our business and adversely affect our financial results.

We depend on the contributions of key personnel for our future success. Although we have entered into employment agreements with certain executives, we may not be able to retain all of our executive and key employees. These executives and other key employees may be hired by our competitors, some of which have considerably more financial resources than we do. The loss of key personnel, or the inability to hire and retain qualified employees, could adversely affect our business, financial condition and results of operations.

Circumstances limiting our ability to access capital markets could adversely affect our business or financial condition.

Changes in the credit and capital markets, including market disruptions, limited liquidity and interest rate fluctuations, may increase the cost of financing or restrict our access to this potential source of future liquidity. A decrease in the ratings that rating agencies assign to our short and long-term debt may also negatively impact our access to the debt capital markets and increase our cost of borrowing. These circumstances may negatively impact our access to capital markets, which could have a materially adverse impact on our business or financial condition.

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability or damage to our brand image.

We face the risk of litigation and other claims against us from time to time. Litigation and other claims may arise in the ordinary course of our business and include employee claims, commercial disputes, intellectual property issues, product-oriented allegations and slip and fall claims. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Litigation and other claims against us could result in unexpected expenses and liability, as well as materially adversely affect our operations and our reputation.

Changes in legal and accounting rules and regulations may adversely affect our results of operations.

We are subject to numerous legal and accounting requirements. New accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future, including those related to the convergence of accounting principles generally accepted in the United States of America (“GAAP”) and International Financial Reporting Standards. Future changes to accounting rules or regulations and failure to comply with laws and regulations could adversely affect our operations and financial results, involve significant expense and divert management’s attention and resources from other matters, which in turn could impact our business.

Increases in the cost of employee benefits could impact our financial results and cash flow.

Our expenses relating to employee health benefits are significant. Unfavorable changes in the cost of such benefits could negatively affect our financial results and cash flow. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform could result in significant changes to the U.S. healthcare system. Due to the breadth and complexity of the healthcare reform legislation, the lack of implementing regulations and interpretive guidance and the phased-in nature of the implementation of the legislation, we are not able at this time to fully determine the impact that healthcare reform will have on our-sponsored medical plans.

Our substantial indebtedness requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, including making payments on our outstanding notes.

As of May 4, 2013, our total indebtedness was $1,681.4 million, including $450.0 million of our Senior Notes, $343.3 million of our Holdco notes and $863.6 million under our secured term loan facility (the “Senior Secured Term Loan Facility”), pursuant to our term loan credit agreement (the “Term Loan Credit Agreement”) dated as of February 24, 2011, as amended. Estimated cash required to make minimum debt service payments (including principal and interest) for these debt obligations amounts to $94 million for the fiscal year ending February 1, 2014, exclusive of minimum interest payments related to the ABL Line of Credit. The ABL Line of Credit agreement has no annual minimum principal payment requirements. See “Description of Certain Indebtedness.”

Our ability to make payments on and to refinance our debt and to fund planned capital expenditures will depend on our ability to generate cash in the future, which is to some extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing all or a portion of our debt, including our notes, selling material assets or operations or raising additional debt or equity capital. We may not be able to successfully carry out any of these actions on a timely basis, on commercially reasonable terms or at all, or be assured that these actions would be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements, including the ABL Line of Credit, the Term Loan Credit Agreement and the indentures governing our Senior Notes and Holdco notes, may restrict us from affecting any of these alternatives.

If we fail to make scheduled payments on our debt or otherwise fail to comply with our covenants, we would be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	our secured debt lenders could terminate their commitments and commence foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

The indentures governing our Senior Notes and Holdco notes, the ABL Line of Credit and the Term Loan Credit Agreement impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The indentures governing our Senior Notes and Holdco notes, the ABL Line of Credit and the Term Loan Credit Agreement contain covenants that place significant operating and financial restrictions on us. These covenants limit our ability to, among other things:

•	incur additional indebtedness or enter into sale and leaseback obligations;

•	pay certain dividends or make certain distributions on capital stock or repurchase capital stock;

•	make certain capital expenditures;

•	make certain investments or other restricted payments;

•	have our subsidiaries pay dividends or make other payments to us;

•	engage in certain transactions with stockholders or affiliates;

•	sell certain assets or merge with or into other companies;

•	guarantee indebtedness; and

•	create liens.

As a result of these covenants, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. If we fail to maintain compliance with these covenants in the future, we may not be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above, as well as others that may be contained in the indentures governing our Senior Notes and Holdco notes, the ABL Line of Credit and the Term Loan Credit Agreement, could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are unable to refinance these borrowings or are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding, with respect to that debt, to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our secured indebtedness, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

Risks Related to this Offering and Ownership of Our Common Stock

Following the offering, we will be classified as a “controlled company” and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the closing of this offering, Bain Capital will continue to control a majority of our common stock. As a result, we will be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the New York Stock Exchange, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consists of independent directors;

•	the requirement that nominating and corporate governance matters be decided solely by independent directors; and

•	the requirement that employee and officer compensation matters be decided solely by independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock or the common stock of our subsidiaries. The initial public offering price for our common stock will be determined through negotiations between us and the underwriters, and market conditions, and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the New York Stock Exchange or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under “—Risks Related to Our Business and Our Substantial Indebtedness” and the following:

•

changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	downgrades by any securities analysts who follow our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

•	investors’ perceptions of our prospects;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

•	changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in the retail industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Our majority stockholder will have the ability to control significant corporate activities after the completion of this offering and our majority stockholder’s interests may not coincide with yours.

After the consummation of this offering, Bain Capital will beneficially own approximately         % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, Bain Capital will beneficially own approximately         % of our common stock. As a result of its ownership, Bain Capital, so long as it holds a majority of our outstanding shares, will have the ability to control the outcome of matters submitted to a vote of stockholders and, through our Board of Directors, the ability to control decision-making with respect to our business direction and policies. Matters over which Bain Capital will, directly or indirectly, exercise control following this offering include:

•	the election of our Board of Directors and the appointment and removal of our officers;

•	mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

•	other acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	repurchase of stock and payment of dividends; and

•	the issuance of shares to management under our equity incentive plans.

Even if Bain Capital’s ownership of our shares falls below a majority, it may continue to be able to strongly influence or effectively control our decisions. Under our amended and restated certificate of incorporation, Bain Capital and its affiliates will not have any obligation to present to us, and Bain Capital may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See “Description of Capital Stock—Corporate Opportunity.”

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have              shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers and directors, Bain Capital and certain other security holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances), except, in our case, for the issuance of common stock upon exercise of options under our existing management incentive plan.                      may, in its sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus (subject to extension in certain circumstances), subject to certain restrictions on transfer under our stockholders agreement (the “Stockholders Agreement”), among us and our stockholders, including Bain Capital, and applicable volume and other limitations imposed under federal securities laws. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” In addition, see “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

After this offering, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately                 shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See “Shares Eligible for Future Sale—Registration Rights” for a more detailed description of these rights.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management’s attention from our business.

As a public company, we will be required to file annual and quarterly reports and other information pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission (the “SEC”). We will be required to ensure that we have the ability to prepare consolidated financial statements that comply with SEC reporting requirements on a timely basis. We will also be subject to other reporting and corporate governance requirements, including the applicable stock exchange listing standards and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we will be required to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;

•	create or expand the roles and duties of our Board of Directors and committees of the Board of Directors;

•	institute compliance and internal audit functions that are more comprehensive;

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”) and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	enhance our investor relations function;

•	maintain internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

As a public company, we will be required to commit significant resources and management time and attention to the above-listed requirements, which will cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. Compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we may be required to hire additional accounting, tax, finance and legal staff with the requisite technical knowledge.

In addition, the Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur certain additional annual expenses related to these activities and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on effectiveness of our internal controls. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of the Company more difficult without the approval of our Board of Directors. These provisions:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

•	provide that the Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

establish a classified Board of Directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

•	limit the ability of stockholders to remove directors if Bain Capital ceases to own more than 50% of our voting common stock;

•	prohibit stockholders from calling special meetings of stockholders if Bain Capital ceases to own more than 50% of our voting common stock; and

•

require the approval of holders of at least 75% of the outstanding shares of our voting common stock to amend the amended and restated bylaws and certain provisions of the amended and restated certificate of incorporation if Bain Capital ceases to own more than 50% of our common stock.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Our amended and restated certificate of incorporation upon consummation of this offering will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation upon consummation of this offering will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share because the initial public offering price of $         is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees and directors under our management incentive plan. See “Dilution.”

We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our results of operations and cause the price of our common stock to decline.

Our management team will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds that we receive from this offering to redeem approximately $         aggregate principal amount of our Senior Notes and $         of our Holdco notes, which will include related redemption premiums of $        , to pay a transaction fee under our Advisory Agreement with an affiliate of Bain Capital equal to 1% of the gross proceeds of this offering which we expect to be $        , to pay a termination fee thereunder of $         and for other general corporate purposes. We may use the net proceeds for corporate purposes that do not improve our results of operations or which cause our stock price to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may not obtain research coverage of our common stock by securities and industry analysts. If no securities or industry analysts commence coverage of our common stock, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Provisions of our amended and restated certificate of incorporation could have the effect of preventing the Company from having the benefit of certain business opportunities that it may otherwise be entitled to pursue.

Our amended and restated certificate of incorporation will provide that Bain Capital and its affiliates are not required to offer corporate opportunities of which they become aware to us and could, therefore, offer such opportunities instead to other companies including affiliates of Bain Capital. In the event that Bain Capital obtains business opportunities from which we might otherwise benefit but chooses not to present such opportunities to us, these provisions of our amended and restated certificate of incorporation could have the effect of preventing us from pursuing transactions or relationships that would otherwise be in the best interests of our stockholders. See “Description of Capital Stock—Corporate Opportunity.”

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including those under the ABL Line of Credit, the Term Loan Credit Agreement and the indentures governing our Senior Notes and Holdco notes, any potential indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The deterioration of income from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “potential,” “project,” “projection,” “plan,” “intend,” “seek,” “believe,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	general economic conditions;

•	competitive factors, including pricing and promotional activities of major competitors;

•	our ability to successfully implement several of our strategic initiatives;

•	the availability of desirable store locations on suitable terms;

•	changing consumer preferences and demand;

•	industry trends, including changes in buying, inventory and other business practices by customers;

•	competitive factors, including pricing and promotional activities of major competitors;

•	the availability, selection and purchasing of attractive merchandise on favorable terms;

•	import risks;

•	weather patterns, including, among other things, changes in year-over-year temperatures;

•	our future profitability;

•	our ability to control costs and expenses;

•	unforeseen computer related problems;

•	any unforeseen material loss or casualty;

•	the effect of inflation;

•	an increase in competition within the markets in which we compete;

•	regulatory changes;

•	changes in general and/or regional economic conditions;

•	our relationships with employees;

•	the impact of current and future laws;

•	terrorist attacks, particularly attacks on or within markets in which we operate;

•	natural and man-made disasters, including but not limited to fire, snow and ice storms, flood, hail, hurricanes and earthquakes;

•	our substantial level of indebtedness and related debt-service obligations;

•	restrictions imposed by covenants in our debt agreements;

•	availability of adequate financing;

•	our dependence on vendors for our merchandise;

•	domestic events affecting the delivery of merchandise to our stores; and

•	existence of adverse litigation and risks.

While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

THE RECLASSIFICATION

Immediately prior to the completion of this offering, we will effect a         -for-         split of our Class A common stock and then reclassify our Class A common stock into common stock. In addition, prior to the reclassification of our Class A common stock, we will convert each outstanding share of Class L common stock into approximately                 shares of Class A common stock. Unless otherwise indicated, all share data presented with respect to this offering (other than historic information) gives effect to the reclassification, including a conversion of all shares of our Class L common stock into shares of our common stock.

References to the “reclassification” throughout this prospectus refer to the conversion of our Class L common stock into Class A common stock, the         -for-         stock split of our Class A common stock and the reclassification of our Class A common stock into our common stock. Approximately                  shares of common stock were outstanding immediately after the reclassification but before consummation of this offering.

USE OF PROCEEDS

We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $            million, assuming the shares offered by us are sold for $        per share, the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds from the sale of common stock by us in this offering to redeem approximately $            aggregate principal amount of our outstanding 10% Senior Notes due 2019 issued by BCFWC and $            aggregate principal amount of our 9.00%/9.75% Senior Notes due 2018 issued by Burlington Holdings, LLC and Burlington Holdings Finance, Inc., which will include related redemption premiums of $        , to pay a transaction fee under our Advisory Agreement with an affiliate of Bain Capital equal to 1% of the gross proceeds of this offering which we expect to be $        , to pay a termination fee thereunder of $            and for other general corporate purposes. See “Description of Certain Indebtedness” for additional details about the Senior Notes and Holdco notes.

A $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease the net proceeds we receive from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds we receive from this offering by approximately $            million, assuming the assumed initial public offering price remains the same.

Pending use of the net proceeds from this offering as described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of current and any future agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in our current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant.

In addition, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings, cash flow and ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, indebtedness and our capitalization as of May 4, 2013 on:

•	an actual basis; and

•	an adjusted basis to give effect to the following:

i.	the reclassification;

ii.	the sale of shares of our common stock in this offering by us at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

iii.	the application of the net proceeds from this offering to us as described under “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	May 4, 2013
	Actual	As Adjusted(1)
	(in millions)
Cash and cash equivalents	$102.7	$

Debt:
ABL Line of Credit	$—	$
Senior Secured Term Loan Facility	863.6
10% Senior Notes due 2019	450.0
9.00/9.75% Senior Notes due 2018	343.3
Capital leases	24.5

Total debt	1,681.4
Class L common stock; $0.001 par value, 5,769,356 authorized; 5,232,118 shares issued and 5,183,506 outstanding	1,034.7
Class L common stock; $0.001 par value, zero authorized, issued and outstanding, on an as adjusted basis
Stockholders’ Equity:
Class A common stock; $0.001 par value, 51,674,204 authorized; 47,089,062 shares issued and 46,651,554 outstanding	—
Common stock, $0.0001 par value, authorized; shares issued and outstanding, on an as adjusted basis	—
Additional paid-in-capital	—
Accumulated deficit	(1,456.0)
Treasury stock	—

Total stockholders’ deficit	(1,456.0)

Total capitalization	$1,260.1	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the assumed initial public offering price remains the same.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock.

Our net tangible book deficit as of             was $            million, or $        per share of common stock (after giving effect to this offering and the reclassification). Net tangible book value per share represents the amount of our total tangible assets (which for the purpose of this calculation excludes capitalized debt issuance costs) less total liabilities, divided by the basic weighted average number of shares of common stock outstanding.

After giving effect to the sale of the                shares of common stock offered by us in this offering at an assumed initial public offering price of $            , which is the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value (deficit) as of would have been approximately $             million, or $        per share of common stock (after giving effect to the reclassification). This represents an immediate increase in net tangible book value to our existing stockholders of $        per share and an immediate dilution to new investors in this offering of $        per share. The following table illustrates this pro forma per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share	$	$
Pro forma net tangible book value (deficit) per share as of
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $        per share, the mid-point of the price range set forth on the cover of this prospectus, would increase or decrease net tangible book value by $            million, or $         per share, and would increase or decrease the dilution per share to new investors by $            based on the assumptions set forth above.

The following table summarizes as of             , on an as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the equity grant recipients and by new investors, based upon an assumed initial public offering price of $        per share (the mid-point of the initial public offering price range), after giving effect to the reclassification and before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options. If the underwriters’ option to

purchase additional shares is exercised in full, our existing stockholders would own approximately    % and our new investors would own approximately    % of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $        per share, and the dilution in the pro forma net tangible book value per share to new investors in this offering would be $        per share.

The tables and calculations above are based on                shares of common stock outstanding as of             and assume no exercise by the underwriters of their option to purchase up to an                 additional                 shares from us. This number excludes, as of                 , an aggregate of                 shares of common stock reserved for issuance under our equity incentive plan that we intend to adopt in connection with this offering.

To the extent that any outstanding options are exercised, new investors will experience further dilution. As of             ,                 shares of common stock were issuable upon the exercise of outstanding options at a weighted-average exercise price of $        per share. If all of our outstanding options had been exercised as of             , our pro forma net tangible book value as of             would have been approximately $            million or $        per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $        per share, representing dilution in our pro forma net tangible book value per share to new investors of $            .

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents selected historical consolidated financial data and certain other financial data. The historical consolidated balance sheet data for Fiscal 2011 and Fiscal 2012, and consolidated statement of operations data and consolidated statement of cash flows data for Fiscal 2010, Fiscal 2011 and Fiscal 2012 have been derived from our historical audited consolidated financial statements which are included in this prospectus. The historical consolidated balance sheet data, statement of operations data and consolidated statement of cash flows data as of and for the fiscal years ended May 31, 2008 (“Fiscal 2008”) and May 30, 2009 (“Fiscal 2009”), the transition period from May 31, 2009 to January 30, 2010 and the consolidated balance sheet data as of Fiscal 2010 are derived from our accounting records. The consolidated statement of operations data, consolidated balance sheet data and consolidated statement of cash flows data as of and for the three months ended May 4, 2013 and April 28, 2012 have been derived from our historical unaudited condensed consolidated financial statements, which are included in this prospectus. Operating results for the three months ended May 4, 2013 are not necessarily indicative of the results that may be expected for the entire fiscal year ending February 1, 2014.

In order to conform to the predominant fiscal calendar used within the retail industry, on February 25, 2010 our Board of Directors approved a change in our fiscal year from a fiscal year comprised of the twelve consecutive fiscal months ending on the Saturday closest to May 31 to a fiscal year comprised of the twelve consecutive fiscal months ending on the Saturday closest to January 31. Fiscal 2009 ended on May 30, 2009 and was a 52 week year. The Transition Period covers the 35 week transition period beginning on May 31, 2009, the day following the end of our 2009 fiscal year, and ended on January 30, 2010. Fiscal 2010 covers the 52 week period ended January 29, 2011. Fiscal 2011 covers the 52 week period ended January 28, 2012. Fiscal 2012 covers the 52 week period ended February 2, 2013.

The historical consolidated financial data and other financial data presented below should be read in conjunction with our audited consolidated financial statements and the related notes thereto and our unaudited condensed consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical consolidated financial data may not be indicative of our future performance.

	Fiscal Year Ended(1)		Transition Period From May 31, 2009 to January 30, 2010	Fiscal Year Ended(1)			Three Months Ended(1)
	May 31, 2008	May 30, 2009		January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net Sales	$3,393,417	$3,541,981	$2,457,567	$3,669,602	$3,854,134	$4,131,379	$982,422	$1,065,013
Other Revenue	30,556	29,386	21,730	31,487	33,397	34,125	7,534	7,976

Total Revenue	3,423,973	3,571,367	2,479,297	3,701,089	3,887,531	4,165,504	989,956	1,072,989

Costs and Expenses:
Cost of Sales	2,095,364	2,199,766	1,492,349	2,252,346	2,363,464	2,530,124	619,885	667,653
Selling and Administrative Expenses	1,090,829	1,115,248	759,774	1,153,573	1,215,774	1,312,682	307,137	327,704
Costs Related to Debt Amendment	—	—	—	3,040	(473)	4,175	—	8,855
Restructuring	—	6,952	2,429	2,200	7,438	2,999	1,478	1,625
Depreciation and Amortization	166,666	159,607	103,605	146,759	153,070	166,786	39,925	43,992
Impairment	25,256	332,048	46,776	2,080	1,735	11,539	13	51
Loss on Extinguishment of Debt	—	—	—	—	37,764	2,222	—	—
Other Income, Net	(12,861)	(5,998)	(15,335)	(11,346)	(9,942)	(8,115)	(2,304)	(2,548)
Interest Expense	132,993	102,716	59,476	99,309	129,121	113,927	29,479	34,304

Total Costs and Expenses	3,498,247	3,910,339	2,449,074	3,647,961	3,897,951	4,136,339	995,613	1,081,636

Income (Loss) Before Income Tax Expense (Benefit)	(74,274)	(338,972)	30,223	53,128	(10,420)	29,165	(5,657)	(8,647)
Income Tax Expense (Benefit)	(25,304)	(147,389)	11,570	22,130	(4,148)	3,864	(1,717)	(3,084)

Net Income (Loss)	$(48,970)	$(191,583)	$18,653	$30,998	$(6,272)	$25,301	$(3,940)	$(5,563)

Class L Preference Amount	$(72,089)	$(79,544)	$(62,474)	$(105,613)	$(123,270)	$(146,923)	$(34,189)	$(40,972)

Net Loss Attributable to Class A Stockholders	$(121,059)	$(271,127)	$(43,821)	$(74,615)	$(129,542)	$(121,622)	$(38,129)	$(46,535)

Allocation of Net Income (Loss) to Common Stockholders—Basic:
Class L Stockholders	$72,089	$79,544	$62,474	$105,613	$123,270	$146,923	$34,189	$40,972

Class A Stockholders	$(121,059)	$(271,127)	$(43,821)	$(74,615)	$(129,542)	$(121,622)	$(38,129)	$(46,535)

Net Income (Loss) Per Share—Basic:
Class L Stockholders	$14.37	$15.89	$12.54	$21.09	$24.58	$28.76	$6.73	$7.91

Class A Stockholders	$(2.68)	$(6.02)	$(0.98)	$(1.66)	$(2.87)	$(2.64)	$(0.83)	$(1.00)

Allocation of Net Income (Loss) to Common Stockholders—Diluted:
Class L Stockholders	$72,089	$79,544	$62,474	$105,613	$123,270	$146,923	$34,189	$40,972

Class A Stockholders	$(125,011)	$(276,324)	$(58,481)	$(82,577)	$(140,824)	$(134,086)	$(39,400)	$(46,990)

Net Income (Loss) Per Share—Diluted:
Class L Stockholders	$14.37	$15.89	$12.54	$21.09	$24.58	$28.76	$6.73	$7.91

Class A Stockholders	$(2.77)	$(6.13)	$(1.30)	$(1.83)	$(3.12)	$(2.92)	$(0.86)	$(1.01)

Weighted Average Number of Shares—Basic and Diluted:
Class L Stockholders	5,016	5,006	4,980	5,007	5,016	5,109	5,078	5,179

Class A Stockholders	45,144	45,053	44,819	45,060	45,146	45,982	45,705	46,607

The following pro forma consolidated statements of operations data for Fiscal 2012 and the three months ended May 4, 2013 give effect to (a) the reclassification of our Class A common stock and the conversion of our Class L common stock, into our common stock, as described in “The Reclassification,” (b) the issuance of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds” and related impact in recurring interest expense of $                 and (c) the termination of the Advisory Agreement with Bain Capital. See “The Reclassification” for a discussion of the conversion of our Class L common stock to common stock in connection with the completion of this offering.

	Fiscal Year Ended(1) February 2, 2013	Three Months Ended(1) May 4, 2013
(in thousands, except per share data)
Pro Forma Consolidated Statement of Operations Data:
Pro Forma Net Income (Loss)	$	$
Pro Forma Net Income (Loss) Per Share—Basic Common Stock
Pro Forma Net Income (Loss) Per Share—Diluted Common Stock
Pro Forma Weighted Average Common Shares Outstanding:
Basic
Diluted

	Fiscal Year Ended(1)		Transition Period From May 31, 2009 to January 30, 2010	Fiscal Year Ended(1)			Three Months Ended(1)
	May 31, 2008	May 30, 2009		January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands, except store data and percentages)
Consolidated Statement of Cash Flow Data:
Net Cash Provided by Operations	$97,977	$172,296	$103,527	$208,704	$249,983	$452,509	$244,756	$95,703
Net Cash Used in Investing Activities	(100,313)	(145,280)	(54,074)	(159,962)	(158,773)	(165,816)	(28,342)	(29,650)
Net Cash Used in Financing Activities	8,559	(41,307)	(50,513)	(43,278)	(85,760)	(279,021)	(198,424)	(6,717)
Capital Expenditures(2)	(102,751)	(140,185)	(60,035)	(132,553)	(153,930)	(167,251)	(28,223)	29,764
Consolidated Balance Sheet Data (end of the period):
Cash and Cash Equivalents	$40,101	$25,810	$24,750	$30,214	$35,664	$43,336	$53,654	$102,672
Inventory	719,529	641,833	613,295	644,228	682,260	680,190	660,940	727,219
Total Assets	2,964,492	2,533,368	2,393,994	2,458,008	2,501,143	2,478,082	2,479,187	2,594,200
Working Capital(3)	284,438	312,298	349,732	386,196	337,901	104,799	140,639	104,914
Long Term Debt	1,480,231	1,438,751	1,399,152	1,358,021	1,605,464	1,335,532	1,406,184	1,671,658
Total Debt (Including Current Portion)	1,483,884	1,449,546	1,413,353	1,372,285	1,613,123	1,336,316	1,416,420	1,681,395
Class L Common Stock	541,212	622,839	684,866	790,755	884,945	1,029,189	918,544	1,034,729
Stockholders’ Deficit(4)	(217,688)	(487,774)	(530,366)	(603,242)	(995,890)	(1,109,458)	(1,031,871)	(1,455,987)
Other Financial Data:
Number of Stores (at end of period)(5)	397	433	442	460	477	500	482	503
Comparable Store Sales (Decline) Growth(6)	(5.1%)	(2.5%)	(4.8)%	(0.2)%	0.7%	1.2%	0.6%	3.4%
Average Sales Per Store	$8,548	$8,180	$5,560	$7,977	$8,080	$8,263	$2,038	$2,117
Annualized Store Inventory Turnover	n/a	2.4	2.7	2.9	3.1	3.6	3.0	3.6
Gross Margin Rate	38.3%	37.9%	39.3%	38.6%	38.7%	38.8%	36.9%	37.3%

(1)	Fiscal years ended May 31, 2008, May 30, 2009, January 29, 2011 and January 28, 2012 consisted of 52 weeks. Fiscal year ended February 2, 2013 consisted of 53 weeks. The three months ended April 28, 2012 and May 4, 2013 consisted of 13 weeks.
(2)	Includes cash paid for property and equipment, lease acquisition costs and tradename rights.
(3)	We define working capital as current assets (excluding restricted cash and cash equivalents) minus current liabilities (including the current portion of long-term debt and accrued interest thereon).
(4)	In February 2013, we paid a special cash dividend of approximately $336.0 million ($64.82/unit) to our stockholders from the proceeds of the offering of the Holdco notes, payable to Class A and Class L stockholders on a pro rata basis. In February 2011, in connection with the offering of the Senior Notes by BCFWC and the refinancing of the Senior Secured Term Loan Facility, the Company declared a special cash dividend of approximately $300.0 million ($59.40/unit), in the aggregate, payable to Class A and Class L stockholders on a pro rata basis.
(5)	The number of stores is inclusive of an internet store.
(6)	We define comparable store sales as sales of those stores, including online, commencing on the first day of the fiscal month one year after the end of their grand opening activities, which normally conclude within the first two months of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the “Selected Consolidated Historical Financial and Other Data” and our Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this prospectus.

In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions, such as our plans, objectives, expectations, and intentions set forth under the sections entitled “Risk Factors” and “Forward-Looking Statement.” Our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

General

We are a nationally recognized retailer of high-quality, branded apparel at everyday low prices. We opened our first store in Burlington, New Jersey in 1972, selling primarily coats and outerwear. Since then, we have expanded our store base to 503 stores, inclusive of an internet store, in 44 states and Puerto Rico, and diversified our product categories by offering an extensive selection of in-season, fashion-focused merchandise, including: women’s ready-to-wear apparel, menswear, youth apparel, baby, footwear, accessories, home and coats. We acquire a broad selection of desirable, first-quality, current-brand, labeled merchandise directly from nationally-recognized manufacturers and other suppliers. For Fiscal 2012 and the three months ended May 4, 2013, we generated total revenues of approximately $4,165.5 million and $1,073.0 million, respectively.

Executive Summary

Overview of Operating Results from the Three Month Period Ended May 4, 2013 Compared with the Three Month Period Ended April 28, 2012

Consolidated net sales increased $82.6 million, or 8.4%, to $1,065.0 million for the three months ended May 4, 2013 from $982.4 million for the three months ended April 28, 2012. This increase was primarily attributable to an increase in sales related to new stores and stores previously opened that are not included in our comparable store sales as well as a 3.4%, or $33.4 million, increase in our comparable store sales. We believe the comparable store sales increase was due primarily to our ongoing initiatives as discussed in further detail below (see the sections below entitled “—Ongoing Initiatives for Fiscal 2013” and “—Three Month Period Ended May 4, 2013 Compared with the Three Month Period Ended April 28, 2012” for further explanation).

Cost of sales increased $47.8 million, or 7.7%, during the three month period ended May 4, 2013 compared with the three month period ended April 28, 2012. The dollar increase in cost of sales was primarily related to sales from 21 net new stores that were opened since April 28, 2012, as well as our 3.4%, or $33.4 million, comparable store sales increase.

Cost of sales as a percentage of net sales decreased to 62.7% during the three months ended May 4, 2013 compared with 63.1% during the three months ended April 28, 2012. The decrease in cost of sales as a percentage of net sales was primarily driven by lower markdown expense as a percentage of net sales as a result of continued improvements in the freshness of inventory this year and a lower shrink accrual rate based on our improved shrink trend during Fiscal 2012.

Total selling and administrative expenses increased $20.6 million, or 6.7%, during the three months ended May 4, 2013 compared with the three months ended April 28, 2012, primarily related to new stores and stores that were not operating for the full three months ended April 28, 2012 but did operate for the full three months ended May 4, 2013. Selling and administrative expenses as a percentage of sales decreased to 30.8% during the three months ended May 4, 2013 from 31.3% during the three months ended April 28, 2012. The improvement in selling and administrative expenses as a percentage of net sales was primarily related to efficiencies realized in store operations as a result of our ongoing store initiatives (see the section below entitled “—Ongoing Initiatives for Fiscal 2013”).

Interest expense increased $4.8 million due to interest incurred as a result of the new Holdco notes offset in part by lower interest expense related to our Senior Secured Term Loan Facility (see the section below entitled “—Three Month Period Ended May 4, 2013 Compared with the Three Month Period Ended April 28, 2012” for further explanation).

We recorded a net loss of $5.6 million for the three month period ended May 4, 2013 compared with a net loss of $3.9 million for the three month period ended April 28, 2012. The increase in our net loss position was primarily driven by the increase in interest expense.

Adjusted EBITDA and Adjusted Net Income (as defined below under the caption “Key Performance Measures”) are non-GAAP financial measures of our performance. For the three months ended May 4, 2013, Adjusted EBITDA increased $14.8 million, or 22.8%, to $79.6 million as a result of increased gross margin, partially offset by increased selling and administrative expenses, primarily related to new stores and stores that were operating for the full three months ended May 4, 2013 but were not operating for the full three months ended April 28, 2012.

For the three months ended May 4, 2013, Adjusted Net Income increased $5.3 million to $6.1 million, as a result of improved gross margin, partially offset by increased selling and administrative expenses, primarily related to new stores and stores that were operating for the full three months ended May 4, 2013 but were not operating for the full three months ended April 28, 2012.

Overview of Fiscal 2012 Operating Results

Net sales for Fiscal 2012 increased $277.3 million, or 7.2%, to $4,131.4 million, primarily attributable to an increase in net sales from new stores and previously opened stores in non comparable sales periods (non comparable stores) of $197.0 million. Comparable store sales increased 1.2% during the year.

Gross margin as a percentage of net sales increased slightly during Fiscal 2012 to 38.8% from 38.7% in Fiscal 2011.

Selling and administrative expenses as a percentage of net sales during Fiscal 2012 increased to 31.8% for Fiscal 2012 from 31.5% for Fiscal 2011. Total selling and administrative expenses increased $96.9 million from $1,215.8 million during Fiscal 2011 to $1,312.7 million, during Fiscal 2012, which includes $67.0 million related to the opening of 23 net new stores during Fiscal 2012 as well as stores that opened during Fiscal 2011 that did not operate for a full 52 weeks.

We earned net income of $25.3 million for Fiscal 2012 compared with a net loss of $6.3 million for Fiscal 2011.

For Fiscal 2012, Adjusted EBITDA increased $17.0 million, or 5.4%, to $332.0 million as a result of increased gross margin, partially offset by increased selling and administrative expenses, primarily related to new stores and stores that were operating for the full fiscal year but were not operating for the full Fiscal 2011.

For Fiscal 2012, Adjusted Net Income increased $22.2 million to $59.6 million, as a result of improved gross margin, partially offset by increased selling and administrative expenses and depreciation expense, primarily related to new stores and stores that were operating for the full fiscal year but were not operating for full Fiscal 2011 and to lower interest expense during fiscal 2012 compared with fiscal 2011.

Debt Refinancing

On February 15, 2013, BCFWC entered into Amendment No. 2 to the Senior Secured Term Loan Facility (the “Second Amendment”). The Second Amendment creates a restricted payments basket of $25 million and permits BCFWC to use the “available amount” to make restricted payments (which basket includes retained excess cash flow, in an amount not to exceed 50% of BCFWC’s consolidated net income (as defined in the indenture governing the Senior Notes) since the second quarter of Fiscal 2011), in each case so long as certain conditions are satisfied. In connection with this amendment, we incurred a $1.5 million amendment fee that was capitalized and included in the line item “Other Assets” on our Consolidated Balance Sheet. Additionally, we incurred $8.9 million of additional fees, inclusive of an $8.6 million fee payable to Bain Capital, for consulting and advisory services. These fees are included in the line item “Costs Related to Debt Amendment” on our Consolidated Statements of Operations and Comprehensive Loss.

On February 20, 2013, Holdings LLC and Burlington Holdings Finance, Inc. completed the offering of $350 million aggregate principal amount of the Holdco notes at an issue price of 98.00%. The Holdco notes are senior unsecured obligations of Holdings LLC and Burlington Holdings Finance, Inc., each of which are not obligors or guarantors under BCFWC’s existing Senior Secured Term Loan Facility or indenture.

Interest is payable on the Holdco notes on each February 15 and August 15, commencing August 15, 2013. The first interest payment on the Holdco notes will be payable in cash. For each interest period thereafter, the issuers will be required to pay interest on the Holdco notes entirely in cash, unless certain conditions are satisfied, in which case the Holdings LLC will be entitled to pay, to the extent described in the indenture governing the Holdco notes, interest on the Holdco notes by increasing the principal amount of the Holdco notes or by issuing new notes (such increase being referred to herein as PIK interest). Cash interest on the Holdco notes will accrue at the rate of 9.00% per annum. PIK interest on the Holdco notes will accrue at the rate of 9.75% per annum. Holdings intends to pay Holdings LLC a semi-annual dividend in order for Holdings LLC to make payment on the semi-annual cash interest.

We used the net proceeds from the offering of the Holdco notes to pay a special cash dividend of approximately $336 million, in the aggregate, to the Class L and Class A common stockholders of the Company.

On February 14, 2013, Burlington Coat Factory Holdings, Inc. and our principal stockholders (Bain Capital Integral Investors, LLC, Bain Capital Fund IX, LLC, BCIP Associates-G and BCIP TCV, LLC) entered into a Termination Agreement, pursuant to which the Stockholders Agreement among each of them and the other stockholders of Burlington Coat Factory Holdings, Inc., dated as of April 13, 2006 (the “Prior Stockholders Agreement”) was terminated. On February 14, 2013, Burlington Holdings, Inc. and the investors and managers from time to time party thereto, entered into a Stockholders Agreement (the “Stockholders Agreement”). The terms of the Stockholders Agreement are substantially similar to the terms of the Prior Stockholders Agreement.

Store Openings, Closings and Relocations

During Fiscal 2012, we opened 25 new Burlington Coat Factory stores (“BCF stores”) and closed two BCF stores. We continue to pursue our growth plans and invest in capital projects that meet our financial requirements. For the three months ended May 4, 2013, we opened four stores and closed one store. We currently plan to open between 16 and 20 new stores during the remainder of Fiscal 2013.

Ongoing Initiatives for Fiscal 2013

We continue to focus on a number of ongoing initiatives aimed at increasing our overall profitability by improving our comparable store sales trends, increasing total sales growth and reducing expenses. These initiatives include, but are not limited to:

•	Driving Comparable Store Sales Growth. We intend to continue to increase comparable store sales through the following initiatives:

•

Continuing to Enhance Execution of the Off-Price Model. We plan to drive comparable store sales by focusing on product freshness to ensure that we consistently deliver newness to the selling floors. We will continue to reduce comparable store inventories which we believe will result in faster inventory turnover and reduced markdowns. We maintain our ability to leverage our pack-and-hold program which is designed to take advantage of terrific buys of either highly desirable branded product or key seasonal merchandise for the next year. While the amount of goods we purchase on pack-and-hold is purely based on the right opportunities in the marketplace, this continues to be a great avenue to source product. We also intend to use our business intelligence systems to identify sell-through rates by product, capitalize on strong performing categories, identify and buy into new fashion trends and opportunistically acquire products in the marketplace.

•

Sharpening Focus on Our Core Female Customer. We have focused on better serving our core female customer—a brand-conscious fashion enthusiast, aged 25-49—by improving our product offering, store merchandising and marketing focus on women’s ready-to-wear apparel and accessories to capture incremental sales from our core female customer and become a destination for her across all categories. We believe that these efforts will increase the frequency of her visits and her average spend, further improving the comparable store sales performance in women’s categories.

•

Continuing to Improve Our Customer Experience. We have significantly enhanced the store experience and ease of shopping at all of our stores by implementing a comprehensive program focused on offering more brands and styles and simplifying store navigation. We have accomplished this by utilizing clear way-finding signs and distinct product signage, highlighting key brands and new arrivals, improving organization of the floor space, reducing rack density, facilitating quicker checkouts and delivering better customer service. We have made particular improvements in product size visibility, queuing and fitting rooms. To ensure consistent execution of our customer experience priorities, we have improved our store associate training and reorganized and strengthened our field management organization. Our improved customer experience, in conjunction with more consistent in-store execution, has contributed to a significant increase in overall customer satisfaction scores over the last two years. We have also implemented operational audits to measure performance against clearly articulated operational standards. To date, stores that have achieved superior audit scores have generated materially higher comparable store sales.

•

Increasing Our e-Commerce Sales. We have been selling to our customers online for more than a decade. We plan to leverage this heritage, along with our renewed focus on e-commerce, to expand our online assortment and utilize e-commerce strategies to drive incremental traffic to our stores.

•

Enhancing Existing Categories and Introduce New Ones. We have opportunities to expand the depth and breadth of certain existing categories such as ladies’ apparel, children’s products and home décor, while continuing to remain the destination for coats, and maintaining the flexibility to introduce new categories such as pet related merchandise.

•	Expanding and Enhancing Our Retail Store Base

•

Adhere to an Opportunistic yet Disciplined Real Estate Strategy. We have grown our store base consistently since our founding in 1972, developing more than 99% of our stores organically, rather than through acquisition. We believe there is significant opportunity to expand our retail store base in the United States. In line with recent growth, our goal is to open approximately 25 new stores annually and continue to do so for the foreseeable future.

•

Maintaining Focus on Unit Economics and Returns. We have adopted a prudent approach to new store openings with a specific focus on achieving attractive unit economics and returns. This focus is demonstrated by the fact that the vast majority of our existing stores have positive Adjusted EBITDA for Fiscal 2012. By focusing on opening stores with attractive unit economics we are able to minimize costs associated with store relocations and closures, achieve attractive returns on capital and continue to grow Company margins. We continue to explore the potential for modified store formats to provide incremental growth.

•

Enhancing the Store Experience through Store Refreshes and Remodels. Approximately 64% of our stores are new or have been refreshed, remodeled or relocated since 2006. In our refreshed and remodeled stores, we have incorporated new flooring, painting, lighting and graphics, relocated our fitting rooms to maximize productive selling space and made various other improvements as appropriate by location. We continue to invest in store refreshes and remodels on a store-by-store basis where appropriate, taking into consideration the age, sales and profitability of a store, as well as the potential impact to the customer shopping experience.

•	Enhancing Operating Margins: We intend to increase our operating margins through the following initiatives:

•

Optimize Markdowns. Our new markdown system will allow us to maximize sales and gross margin dollars based on forward looking sales forecasts, sell-through targets, and exit dates. This allows us to optimize markdowns at the style and color level by store cluster.

•

Enhance Purchasing Power. We believe that our growth and new West Coast buying office will provide us with the opportunity to capture incremental buying opportunities and realize economies of scale in our merchandising and non-merchandising purchasing activities.

•

Drive Operating Leverage. We believe that we will be able to leverage our growing sales over the fixed costs of our business. In addition, we are focused on continuing to improve the efficiency of our corporate and in-store operations. Furthermore, we expect operating costs to grow less rapidly in the future as we approach the middle and latter stages of our organizational investments.

Uncertainties and Challenges

As management strives to increase profitability through achieving positive comparable store sales and leveraging productivity initiatives focused on improving the in-store experience, more efficient movement of products from the vendors to the selling floors, and modifying our marketing plans to increase our core customer base and increase our share of our current customers’ spending, there are uncertainties and challenges that we face as an off-price retailer of apparel and accessories for men, women and children and home furnishings that could have a material impact on our revenues or income.

General Economic Conditions. Consumer spending habits, including spending for the merchandise that we sell, are affected by, among other things, prevailing economic conditions, inflation, levels of employment, salaries and wage rates, prevailing interest rates, housing costs, energy costs, commodities pricing, income tax rates and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns may be influenced by consumers’ disposable income, credit availability and debt levels.

A weakness in the U.S. economy, an uncertain economic outlook or a credit crisis could adversely affect consumer spending habits resulting in lower net sales and profits than expected on a quarterly or annual basis. Consumer confidence is also affected by the domestic and international political situation. Our financial condition and operations could be impacted by changes in government regulations such as taxes, healthcare reform and other areas. The outbreak or escalation of war or the occurrence of terrorist acts or other hostilities in or affecting the U.S., could lead to a decrease in spending by consumers.

We closely monitor our net sales, gross margin, expenses and working capital. We have performed scenario planning such that if our net sales decline, we have identified variable costs that could be reduced to partially mitigate the impact of these declines. If adverse economic trends continue, or if our efforts to counteract the impacts of these trends are not sufficiently effective, there could be a negative impact on our financial performance and position in future fiscal periods.

Competition and Margin Pressure. We believe that in order to remain competitive with off-price retailers and discount stores, we must continue to offer brand-name merchandise at a discount from traditional department stores as well as an assortment of merchandise that is appealing to our customers.

The U.S. retail apparel and home furnishings markets are highly fragmented and competitive. We compete for business with department stores, off-price retailers, specialty stores, discount stores, wholesale clubs, and outlet stores. We anticipate that competition will increase in the future. Therefore, we will continue to look for ways to differentiate our stores from those of our competitors.

The U.S. retail industry continues to face increased pressure on margins as commodity prices increase and the overall challenging retail conditions have led consumers to be more value conscious. Despite a plentiful supply of goods in the market, which historically created downward pricing pressure for wholesale purchases, we expect to continue to see rising costs. Our “open to buy” paradigm, in which we purchase both pre-season and in-season merchandise, allows us the flexibility to purchase less pre-season with the balance purchased in-season and opportunistically. It also provides us the flexibility to shift purchases between suppliers and categories. This enables us to obtain better terms with our suppliers, which we expect to help offset the expected rising costs of goods.

Changes to import and export laws could have a direct impact on our operating expenses and an indirect impact on consumer prices and we cannot predict any future changes in such laws.

Seasonality of Sales and Weather Conditions. Our sales, like most other retailers, are subject to seasonal influences, with the majority of our sales and net income derived during the months of September through January, which includes the back-to-school and holiday seasons.

Weather, however, continues to be a contributing factor to the sale of our clothing. Generally, our sales are higher if the weather is cold during the Fall and warm during the early Spring. Sales of cold weather clothing are increased by early cold weather during the Fall, while sales of warm weather clothing are improved by early warm weather conditions in the Spring. Although we have diversified our product offerings, we believe traffic to our stores is still driven by weather patterns.

Key Performance Measures

We consider numerous factors in assessing our performance. Key performance measures used by management include Adjusted Net Income, Adjusted EBITDA, comparable store sales, gross margin, inventory, store payroll as a percentage of net sales and liquidity.

Adjusted Net Income and Adjusted EBITDA are non-GAAP financial measures of our performance. We present Adjusted Net Income and Adjusted EBITDA because we believe they are useful supplemental measures in evaluating the performance of our business and provide greater transparency into our results of operations. In particular, we believe that excluding certain items that may vary substantially in frequency and magnitude from operating income are useful supplemental measures that assist in evaluating our ability to generate earnings and leverage sales, respectively, and to more readily compare these metrics between past and future periods.

Adjusted Net Income has limitations as an analytical tool, and should not be considered either in isolation or as a substitute for net income or other data prepared in accordance with GAAP. Some of these limitations include:

•	Adjusted Net Income does not reflect the amortization of net favorable leases which are amortized over the life of the lease;

•	Adjusted Net Income does not reflect costs related to debt amendments that are expensed during the fiscal periods;

•	Adjusted Net Income does not reflect impairment charges on long lived assets;

•	Adjusted Net Income does not reflect annual advisory fees paid to Bain Capital that are expensed during the fiscal periods; and

•	Adjusted Net Income does not reflect losses on extinguishment of debt.

For the three months ended May 4, 2013, Adjusted Net Income increased $5.3 million to $6.1 million, as a result of improved gross margin, partially offset by increased selling and administrative expenses, primarily related to new stores and stores that were operating for the full three months ended May 4, 2013 but were not operating for the full three months ended April 28, 2012.

The following table shows our reconciliation of Net Income (Loss) to Adjusted Net Income for Fiscal 2010, Fiscal 2011 and Fiscal 2012 and for the three months ended April 28, 2012 and the three months ended May 4, 2013:

	Fiscal Year Ended			Three Months Ended
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands)
Reconciliation of Net Income (Loss) to Adjusted Net Income:
Net Income (Loss)	$30,998	$(6,272)	$25,301	$(3,940)	$(5,563)
Net Favorable Lease Amortization(a)	30,389	29,245	31,292	7,169	8,830
Costs Related to Debt Amendment(b)	3,040	(473)	4,175	—	8,855
Loss on Extinguishment of Debt	—	37,764	2,222	—	—
Impairment Charges(c)	2,080	1,735	11,539	13	51
Advisory Fees(d)	4,289	4,285	4,291	1,035	1,071
Tax Effect(e)	(14,715)	(28,934)	(19,231)	(3,435)	(7,109)

Adjusted Net Income	$56,081	$37,350	$59,589	$842	$6,135

(a)	Net favorable lease amortization represents the non-cash amortization expense associated with favorable and unfavorable leases that were recorded as a result of purchase accounting related to the April 2006 Merger Transaction, and are recorded in the line item “Depreciation and Amortization” in our Consolidated Statement of Operations and Comprehensive Loss.
(b)	Primarily related to advisory and professional fees associated with the February 2013 amendment to our Senior Secured Term Loan Facility.
(c)	Represents Impairment Charges on Long Lived Assets.
(d)	Represents the annual advisory fee of Bain Capital expensed during the fiscal periods and recorded in the line item “Selling and Administrative Expenses” in our Consolidated Statement of Operations and Comprehensive Loss.

(e)	Tax effect is calculated based on the effective tax rates of 37.0%, 39.9%, 35.9%, 41.8% and 37.8%, for the respective periods.

Adjusted EBITDA (earnings before interest expense, net, loss on debt extinguishment, income tax expense (benefit), depreciation and amortization, impairment, advisory fees and costs related to debt amendments) has limitations as an analytical tool, and should not be considered either in isolation or as a substitute for net income or other data prepared in accordance with GAAP. Some of these limitations include:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our taxes;

•	Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will likely have to be replaced in the future, and Adjusted EBITDA measures do not reflect any cash requirements for such replacements.

Adjusted EBITDA for the three months ended May 4, 2013 increased $14.8 million, or 22.8%, to $79.6 million. The improvement in Adjusted EBITDA was primarily the result of increased gross margin, partially offset by increased selling and administrative expenses, primarily related to new stores and stores that were operating for the full three months ended May 4, 2013 but were not operating for the full three months ended April 28, 2012.

The following table shows our reconciliation of Net Income (Loss) to Adjusted EBITDA for Fiscal 2010, Fiscal 2011 and Fiscal 2012 and for the three months ended April 28, 2012 and the three months ended May 4, 2013:

	Fiscal Year Ended			Three Months Ended
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net Income (Loss)	$30,998	$(6,272)	$25,301	$(3,940)	$(5,563)
Interest Expense	99,309	129,121	113,927	29,479	34,304
Loss on Extinguishment of Debt	—	37,764	2,222	—	—
Interest Income	(384)	(82)	(141)	(22)	(76)
Income Tax Expense (Benefit)	22,130	(4,148)	3,864	(1,717)	(3,084)
Depreciation and Amortization	146,759	153,070	166,786	39,925	43,992
Impairment Charges	2,080	1,735	11,539	13	51
Advisory Fees	4,289	4,285	4,291	1,035	1,071
Costs Related to Debt Amendments	3,040	(473)	4,125	—	8,855

Adjusted EBITDA	$308,221	$315,000	$331,964	$64,773	$79,550

Comparable Store Sales. Comparable store sales measure performance of a store during the current reporting period against the performance of the same store in the corresponding period of the previous year. The method of calculating comparable store sales varies across the retail industry. As a result, our definition of comparable store sales may differ from other retailers.

We define comparable store sales as sales of those stores, including online sales, commencing on the first day of the fiscal month one year after the end of their grand opening activities, which normally conclude within the first two months of operations. The table below depicts our comparable store sales during the three months ended May 4, 2013, Fiscal 2012, Fiscal 2011 and Fiscal 2010.

Comparable Store Sales
Three months ended May 4, 2013	3.4%
Fiscal 2012	1.2%*
Fiscal 2011	0.7%
Fiscal 2010	(0.2)%

*	During Fiscal 2012, 36 of our stores were closed for three or more days as a result of Superstorm Sandy. Given the length of time these stores were closed and the impact to their business after re-opening, we have removed these stores from our calculation of comparable stores sales for the month(s) in which the stores were closed for three or more days.

Various factors affect comparable store sales, including, but not limited to, weather conditions, current economic conditions, the timing of our releases of new merchandise and promotional events, the general retail sales environment, consumer preferences and buying trends, changes in sales mix among distribution channels, competition, and the success of marketing programs. While any and all of these factors can impact comparable store sales, we believe that the increase in comparable store sales during Fiscal 2012 and Fiscal 2011 was primarily driven by our improved merchandise content and customer experience initiatives. The progress made from these initiatives was positive even though many of our regions experienced unseasonably warm temperatures during the holiday selling period. The decrease in comparable store sales during Fiscal 2010 was primarily driven by weather conditions.

Gross Margin. Gross margin is a measure used by management to indicate whether we are selling merchandise at an appropriate gross profit. Gross margin is the difference between net sales and the cost of sales. Our cost of sales and gross margin may not be comparable to those of other entities, since some entities include all of the costs related to their buying and distribution functions in cost of sales. We include certain of these costs in the line items “Selling and Administrative Expenses” and “Depreciation and Amortization” in our Consolidated Statements of Operations and Comprehensive (Loss). We include in our “Cost of Sales” line item all costs of merchandise (net of purchase discounts and certain vendor allowances), inbound freight, distribution center outbound freight and certain merchandise acquisition costs, primarily commissions and import fees. Gross margin as a percentage of net sales increased slightly from 38.7% during Fiscal 2011 to 38.8% during Fiscal 2012. Gross margin as a percentage of net sales during the three months ended May 4, 2013 increased to 37.3% compared with 36.9% during the three months ended April 28, 2012. The increase in our gross margin as a percentage of net sales for the three months ended May 4, 2013 compared with the three months ended April 28, 2012 is due to lower markdown expense as a percentage of net sales as a result of continued improvements in the freshness of inventory this year and a lower shrink accrual rate based on our improved shrink trend during Fiscal 2012. In accordance with our policy, physical inventories are taken during the fourth quarter of the fiscal year at which point our estimated shrink will be adjusted to actual.

Inventory. Inventory at February 2, 2013 decreased $2.1 million to $680.2 million at February 2, 2013 from $682.3 million at January 28, 2012. Average store inventory (defined as inventory inclusive of stores and warehouse inventory divided by the total number of stores as of the respective balance sheet date) at February 2, 2013 decreased approximately 4.9% to $1.4 million per store compared with average store inventory at January 28, 2012. These decreases were the result of a decrease in average inventory per comparable store (exclusive of new and non comparable stores and warehouse inventories) of 12.8%, partially offset by the addition of 23 net new stores opened during Fiscal 2012 and increased pack-and-hold inventory. The decrease in average inventory per comparable store was the result of our ongoing merchandise and supply chain initiatives.

Inventory at May 4, 2013 was $727.2 million compared with $680.2 million at February 2, 2013. The increase of $47.0 million was primarily the result of the seasonality of our business and an increase in pack-and-hold inventory. Our store inventory is typically at its lowest levels in January, after the holiday selling season, and returns to normal levels during the first quarter of the fiscal year. Inventory at May 4, 2013 increased $66.3 million from $660.9 million at April 28, 2012 to $727.2 million at May 4, 2013. This increase was primarily driven by 21 net new stores opened since April 28, 2012 as well as increased pack-and-hold inventory. These increases were partially offset by an average inventory per comparable store decrease of 8.7% as a result of our ongoing initiative to reduce inventory levels which we believe will result in faster turns and reduced markdowns.

In order to better serve our customers, and maximize sales, we continue to refine our merchandising mix and inventory levels within our stores. By appropriately managing our inventories, we believe we will be better able to deliver a continual flow of fresh merchandise to our customers. We continue to move toward more productive inventories by increasing the amount of current inventory as a percent of total inventory.

We continue to manage our merchandise flow based on a receipt-to-reduction ratio. By matching forecasted levels of receipts to forecasted inventory outflows (inclusive of sales, markdowns, and inventory shrinkage) on a monthly basis, we believe we create a more normalized receipt cadence to support sales which will ultimately lead to an improved inventory turnover ratio.

Inventory turnover is a measure that indicates how efficiently inventory is bought and sold. It measures the length of time that we own our inventory. This is significant because usually the longer the inventory is owned, the more likely markdowns may be required to sell the inventory. Inventory turnover is calculated by dividing retail sales before sales discounts by the average retail value of the inventory for the period being measured. This inventory turnover calculation is based on a rolling 13 month average of inventory for the period being measured. Our annualized inventory turnover rate (inclusive of stores and warehouse inventory) as of May 4, 2013 and April 28, 2012 was 3.2 turns per year and 2.9 turns per year, respectively. Our annualized inventory turnover rate (inclusive of stores and warehouse inventory) was 3.2 turns and 2.8 turns per year at February 2, 2013 and January 28, 2012, respectively. Our annualized comparable store inventory turnover rate (exclusive of warehouse inventory) increased to 3.6 turns per year during Fiscal 2012 compared with 3.1 turns per year during Fiscal 2011.

Store Payroll as a Percentage of Net Sales. Store payroll as a percentage of net sales measures our ability to manage our payroll in accordance with increases or decreases in net sales. The method of calculating store payroll varies across the retail industry. As a result, our store payroll as a percentage of net sales may differ from other retailers. We define store payroll as regular and overtime payroll for all store personnel as well as regional and territory personnel, exclusive of payroll charges to corporate and warehouse employees. Store payroll as a percentage of net sales was 9.4% during the three months ended May 4, 2013 compared with 10.0% during the three months ended April 28, 2012. The improvement in store payroll as a percentage of net sales was primarily driven by efficiencies realized in our stores as we continue to improve the execution within store operations. Store payroll as a percentage of net sales was 10.2% and 10.1% during Fiscal 2012 and Fiscal 2011, respectively.

Liquidity. Liquidity measures our ability to generate cash. Management measures liquidity through cash flow and working capital position. Cash flow is the measure of cash generated from operating, financing, and investing activities. We generated cash flow of $59.3 million during the three month period ended May 4, 2013 resulting in a cash and cash equivalent balance of $102.7 million as of May 4, 2013 compared with cash flow generated during the three months ended April 28, 2012 of $18.0 million. This increase was primarily driven by fewer repayments, net of borrowings, on our ABL Line of Credit during the three month period ended May 4, 2013 compared with the three month period ended April 28, 2012, partially offset by an increase in our inventories from February 2, 2013 compared with a decrease in our merchandise inventory from January 28, 2012 to April 28, 2012. Additionally offsetting the increase was a smaller increase in accounts payable during the period from February 2, 2013 to May 4, 2013 compared with the period from January 28, 2012 to April 28, 2013 as a result of our working capital management strategy that was employed at the end of Fiscal 2011 that did not repeat at the end of Fiscal 2012. Our working capital management strategy accelerated certain vendor payments at the end of Fiscal 2011 that typically would not have been made until the first quarter of the next fiscal year, which lowered our accounts payable balances at the end of Fiscal 2011.

We generated cash flow of $7.7 million during Fiscal 2012, increasing our cash and cash equivalents to $43.3 million as of February 2, 2013. This increase was primarily due to cash provided by operations as a result of the continued improvement of our core operations as well as our working capital management strategy. The cash provided by operations was partially offset by cash used in investing and financing activities. Cash used in investing activities was primarily related to capital expenditures as we continue to grow our store base and invest in capital projects in our distribution centers and corporate offices. Cash used in financing activities was primarily related to repayments, net of borrowings, of $190.0 million on our ABL Line of Credit compared with $21.4 million of borrowings, net of repayments, in the prior year.

Changes in working capital also impact our cash flows. Working capital equals current assets (exclusive of restricted cash and cash equivalents) minus current liabilities. Working capital at May 4, 2013 decreased $35.7 million from $140.6 million at April 28, 2012 to $104.9 million. The decrease in working capital was primarily attributable an increase in accounts payable, partially offset by increases in inventory and prepaid and other current assets. Working capital at May 4, 2013 was $104.9 million compared with $104.8 million at February 2, 2013.

Working capital at February 2, 2013 was $104.8 million compared with $337.9 million at January 28, 2012. The decrease in working capital from January 28, 2012 is primarily attributable to increased accounts payable balances at February 2, 2013, related to our working capital management strategy whereby we accelerated payments in Fiscal 2011 that did not repeat in Fiscal 2012.

Results of Operations

The following table sets forth certain items in the Consolidated Statements of Operations and Comprehensive Income (Loss) as a percentage of net sales for the periods indicated.

	Fiscal Year Ended			Three Months Ended
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
Revenues:
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Other Revenue	0.9	0.9	0.8	0.8	0.8

Total Revenue	100.9	100.9	100.8	100.8	100.8
Costs and Expenses:
Cost of Sales	61.4	61.3	61.2	63.1	62.7
Selling and Administrative Expenses	31.4	31.5	31.8	31.3	30.8
Costs Related to Debt Amendment	0.1	—	0.1	—	0.8
Restructuring and Separation Costs	0.1	0.2	0.1	0.1	0.2
Depreciation and Amortization	4.0	4.0	4.0	4.1	4.1
Impairment Charges—Long-Lived Assets	0.1	0.1	0.3	—	—
Other Income, Net	(0.3)	(0.3)	(0.2)	(0.2)	(0.2)
Loss on Extinguishment of Debt	—	1.0	0.1	—	—
Interest Expense (Inclusive of Gain (Loss) on Interest Rate Cap Agreements)	2.7	3.4	2.8	3.0	3.2

Total Costs and Expenses	99.5	101.2	100.2	101.4	101.6
Income (Loss) Before Income Tax Expense (Benefit)	1.4	(0.3)	0.6	(0.6)	(0.8)
Income Tax Expense (Benefit)	0.6	(0.1)	0.1	(0.2)	(0.3)

Net Income (Loss)	0.8%	(0.2)%	0.5%	(0.4)%	(0.5)%

Three Month Period Ended May 4, 2013 Compared with the Three Month Period Ended April 28, 2012

Net Sales

We experienced an increase in net sales for the three months ended May 4, 2013 compared with the three months ended April 28, 2012 of $82.6 million, or 8.4%, to $1,065.0 million for the three months ended May 4, 2013 from $982.4 million for the three months ended April 28, 2012. This increase was primarily attributable to the following:

•	an increase in net sales of $44.4 million from new stores opened during Fiscal 2013 and stores previously opened that were not included in our comparable store sales; and

•	an increase in comparable store sales of $33.4 million, or 3.4%, to $1,012.6 million.

We believe the comparable store sales increase for the three month period ended May 4, 2013 was due primarily to our ongoing initiatives as discussed previously under the caption entitled “—Ongoing Initiatives for Fiscal 2013.”

Other Revenue

Other revenue (consisting of rental income from leased departments, sublease rental income, layaway, alteration and other service charges, and miscellaneous revenue items) increased to $8.0 million for the three month period ended May 4, 2013 compared with $7.5 million for the three month period ended April 28, 2012 primarily as a result of increased rental income from leased departments and increased layaway charges.

Cost of Sales

Cost of sales increased $47.8 million, or 7.7%, during the three month period ended May 4, 2013 compared with the three month period ended April 28, 2012. The dollar increase in cost of sales was primarily related to the increase in net sales as described above. Cost of sales as a percentage of net sales decreased to 62.7% during the three months ended May 4, 2013 compared with the three months ended April 28, 2012 of 63.1%. The decrease in cost of sales as a percentage of net sales was primarily driven by lower markdown expense as a percentage of net sales as a result of continued improvements in the freshness of inventory this year and a lower shrink accrual rate based on our improved shrink trend during Fiscal 2012.

Selling and Administrative Expenses

Selling and administrative expenses increased $20.6 million, or 6.7%, for the three month period ended May 4, 2013 compared with the three month period ended April 28, 2012. Selling and administrative expenses as a percentage of net sales decreased to 30.8% of net sales for the three month period ended May 4, 2013 compared with 31.3% of net sales for the three month period ended April 28, 2012. The increase in selling and administrative expenses is summarized in the table below:

	Three Months Ended
	May 4, 2013	Percentage of Net Sales	April 28, 2012	Percentage of Net Sales	$ Variance	% Change
	(in thousands, except percentages)
Payroll and Payroll Related	$157,358	14.8%	$149,311	15.2%	$8,047	5.4%
Occupancy	103,638	9.7	96,981	9.9	6,657	6.9
Other	32,963	3.1	29,857	3.1	3,106	10.4
Business Insurance	8,706	0.8	6,327	0.6	2,379	37.6
Benefit Costs	7,403	0.7	6,883	0.7	520	7.6
Advertising	17,636	1.7	17,778	1.8	(142)	(0.8)

Selling & Administrative Expenses	$327,704	30.8%	$307,137	31.3%	$20,567	6.7%

Payroll and payroll related costs as a percentage of net sales decreased to 14.8% during the three months ended May 4, 2013 from 15.2% during the three months ended April 28, 2012. The decrease is primarily driven by efficiencies realized in our stores as a result of our ongoing store initiatives. The increase in payroll and payroll related expense of $8.0 million during the three months ended May 4, 2013 compared with the three months ended April 28, 2012 was primarily related to the $5.3 million of incremental payroll and payroll related costs incurred as the result of the addition of three net new stores as well as stores that were operating for the full three months ended May 4, 2013 but were not operating for the full three months ended April 28, 2012. Also contributing to the increase in payroll dollars was a planned incremental labor investment of $2.0 million in logistics as part of our ongoing investments to drive sales.

The increase in occupancy related costs of $6.7 million during the three months ended May 4, 2013 compared with the three months ended April 28, 2012 was primarily related to a $6.3 million increase in new stores and stores that operated for the full three month period ended May 4, 2013 but were not operating for the full three months ended April 28, 2012.

Other selling and administrative expenses increased $3.1 million for the three months ended May 4, 2013 compared with the three months ended April 28, 2012, primarily attributable to a $1.5 million increase related to the operation of new stores and stores that were operating for the full three months ended May 4, 2013 but were not operating for the full three months ended April 28, 2012.

Business insurance increased $2.4 million for the three months ended May 4, 2013 compared with the three months ended April 28, 2012, primarily attributable to the increased number and average value of claims.

Costs Related to Debt Amendment

Costs related to debt amendment totaled $8.9 million during the three months ended May 4, 2013. These costs were refinancing fees related to the Second Amendment to the Senior Secured Term Loan Facility.

Restructuring and Separation Costs

Restructuring and separation costs totaled $1.6 million and $1.5 million during the three months ended May 4, 2013 and the three months ended April 28, 2012, respectively. In an effort to improve workflow efficiencies and realign certain responsibilities, we effected a reorganization of certain positions within our store, field and corporate locations during both of the three month periods.

Depreciation and Amortization

Depreciation and amortization expense related to the depreciation of fixed assets and the amortization of favorable and unfavorable leases (as further described in our discussion of intangible assets under the caption “Critical Accounting Policies and Estimates”) amounted to $44.0 million during the three month period ended May 4, 2013 compared with $39.9 million during the three month period ended April 28, 2012. The increase in depreciation and amortization expense is primarily driven by accelerated amortization related to store closures, as well as capital expenditures related to investments in our warehouse functions, and 21 net new stores opening since April 28, 2012.

Other Income, Net

Other Income, net (consisting of investment income, gains and losses on disposition of assets, breakage income and other miscellaneous items) increased $0.2 million to $2.5 million for the three month period ended May 4, 2013 compared with the three month period ended April 28, 2012.

Interest Expense

Interest expense was $34.3 million for the three month period ended May 4, 2013 compared with $29.5 million for the three month period ended April 28, 2012. The $4.8 million increase in interest expense was primarily driven by the new Holdco notes offset in part by lower average balances and lower interest rates related to our Senior Secured Term Loan Facility and ABL Line of Credit. Our average interest rates and average balances related to our Senior Secured Term Loan Facility and our ABL Line of Credit for the three months ended May 4, 2013 compared with the three months ended April 28, 2012 are summarized in the table below:

	Three Months Ended
	April 28, 2012	May 4, 2013
Average Interest Rate—ABL Line of Credit	2.2%	2.0%
Average Interest Rate—Senior Secured Term Loan Facility	6.3%	5.5%
Average Balance—ABL Line of Credit	$80.8 million	$24.5 million
Average Balance—Senior Secured Term Loan Facility	$957.4 million	$871.0 million

Income Tax Benefit

Income tax benefit was $3.1 million and $1.7 million for the three month periods ended May 4, 2013 and April 28, 2012, respectively. The effective tax rates for the three month periods ended May 4, 2013 and April 28, 2012 were 35.7% and 30.4%, respectively. In accordance with ASC Topic No. 270, “Interim Reporting” (Topic No. 270) and ASC Topic No. 740, “Income Taxes” (Topic No. 740), at the end of each interim period we are required to determine the best estimate of our annual effective tax rate and then apply that rate in providing for income taxes on a current year-to-date (interim period) basis. We used this methodology during the first quarter of Fiscal 2013, resulting in the annual effective income tax rate of 37.8% (before discrete items) being our best estimate. Discrete adjustments for the three months ended May 4, 2013 decreased the tax benefit by $0.1 million primarily related to the reduction in unrecognized tax benefits (including interest and penalties) upon the closing of ongoing state audits related to filing positions taken by the Company, and true-ups for income tax estimates in prior periods.

Our best estimate of the projected annual effective income tax rate for the three months ended April 28, 2012 was 41.8% (before discrete items). The effective tax rate for the three months ended April 28, 2012 was impacted by discrete adjustments that increased the tax benefit by $0.6 million predominantly relating to tax positions that are considered effectively settled as the result of the finalization of an IRS audit, offset by federal income tax true-ups as well as state tax assessments.

Net Loss

Net loss amounted to $5.6 million for the three months ended May 4, 2013 compared with a net loss of $3.9 million for the three months ended April 28, 2012. The increase in our net loss position was primarily driven by the increase in interest expense incurred during this year’s first quarter.

Performance for Fiscal Year (53 weeks) Ended February 2, 2013 Compared with Fiscal Year (52 weeks) Ended January 28, 2012

Net Sales

We experienced an increase in net sales for Fiscal 2012 compared with Fiscal 2011. Consolidated net sales increased $277.3 million, or 7.2%, to $4,131.4 million for Fiscal 2012 from $3,854.1 million for Fiscal 2011. This increase was primarily attributable to:

•	an increase in net sales of $115.0 million related to 25 new stores opened during Fiscal 2012;

•	an increase in net sales of $82.0 million related to our non comparable stores;

•	a $54.3 million increase in net sales as a result of the 53rd week of Fiscal 2012; and

•	a comparable store sales increase of $44.9 million, or 1.2%; partially offset by

•	a $13.9 million decrease related to barter sales that occurred in the prior year which did not repeat; and

•	a decrease in net sales of $5.0 million from two stores closed since January 28, 2012 and other sales adjustments.

We believe that the comparable store sales increase was primarily due to our improved merchandise content and customer experience initiatives. We believe the progress made from these initiatives was negatively impacted by the direct and indirect effects of Superstorm Sandy as well as the unseasonably warm temperatures many of our regions experienced during the fall season and the holiday selling period.

Other Revenue

Other revenue (consisting of rental income from leased departments, subleased rental income, layaway, alterations, other service charges, and miscellaneous revenue items) increased $0.7 million to $34.1 million for Fiscal 2012 compared with $33.4 million for Fiscal 2011. This increase was primarily related to a $1.1 million increase in rental income from leased departments.

Cost of Sales

Cost of sales increased $166.6 million, or 7.0%, for Fiscal 2012 compared with Fiscal 2011. Cost of sales as a percentage of net sales improved slightly to 61.2% during Fiscal 2012 compared with 61.3% during Fiscal 2011. The dollar increase of $166.6 million in cost of sales between Fiscal 2012 and Fiscal 2011 was related to the increase in our net sales during the same periods. The improvement in our cost of sales as a percentage of net sales was primarily the result of reductions in markdown and shrinkage expense partially offset by planned reductions in initial margins.

Selling and Administrative Expenses

Selling and administrative expenses increased $96.9 million, or 8.0%, to $1,312.7 million for Fiscal 2012 from $1,215.8 million for Fiscal 2011. $67.0 million of the increases in selling and administrative expenses is related to 23 net new stores opened during Fiscal 2012 and stores opened during Fiscal 2011 that did not operate for a full 52 weeks. The 53rd week of Fiscal 2012 resulted in an increase of $22.2 million of selling and administrative expenses. As a percentage of net sales, selling and administration expenses increased to 31.8% during 2012 compared with 31.5% in the prior year, primarily driven by planned incremental buying, store occupancy and logistics costs, as part of our ongoing investments to drive sales, partially offset by reduced corporate and selling costs. Details of the increase in selling and administrative expenses are summarized in the table below.

	Fiscal Year Ended
	February 2, 2013	Percentage of Net Sales	January 28, 2012	Percentage of Net Sales	$ Variance	% Change
	(in thousands, except percentages)
Payroll and Payroll Related	$620,240	15.0%	$568,797	14.8%	$51,443	9.0%
Occupancy	418,357	10.1	387,028	10.0	31,329	8.1
Benefit Costs	26,368	0.7	19,844	0.5	6,524	32.9
Advertising	83,526	2.0	77,595	2.0	5,931	7.6
Business Insurance	32,234	0.8	30,504	0.8	1,730	5.7
Other Expenses	131,957	3.2	132,006	3.4	(49)	0.0

Selling & Administrative Expenses	$1,312,682	31.8%	$1,215,774	31.5%	$96,908	8.0%

The increase in payroll and payroll related costs of approximately $51.4 million was primarily related to the following:

•	a $26.8 million increase related to the addition of 23 net new stores as well as stores that opened during Fiscal 2011 that did not operate for a full 52 weeks;

•	a $14.5 million increase in payroll primarily driven by the incremental investments in our buying and logistics teams;

•	a $10.6 million increase in payroll and payroll related expenses related to the 53rd week of Fiscal 2012;

•

a $3.2 million increase in temporary help related to incremental investments in supply chain to improve support of our opportunistic buying model, partially offset by a $2.7 million decrease in bonus expense;

•

a $2.4 million decrease in stock compensation expense related to an adjustment that increased stock compensation expense in Fiscal 2011 as a result of a decrease in the forfeiture rate that did not repeat in Fiscal 2012; and

•	a $2.1 million decrease in relocation expense.

The increase in occupancy related costs of $31.3 million in Fiscal 2012 as compared with Fiscal 2011 was primarily related to new stores and stores that opened during Fiscal 2011 that did not operate for a full 52 weeks. These stores accounted for $28.8 million of the total increase as well as $8.3 million of expenses related to the 53rd week of Fiscal 2012. These increases were partially offset by a decrease in utility expense of $3.4 million as a result of our ongoing initiatives around cost reductions.

The increase in benefit costs of $6.5 million during Fiscal 2012 compared with Fiscal 2011 was primarily the result of increased health insurance claims of $5.1 million due to increased participation and improved benefits.

The increase in advertising expense of $5.9 million during Fiscal 2012 compared with Fiscal 2011 was primarily related to a $6.5 million increase related to new stores and stores that opened during Fiscal 2011 that did not operate for the full 52 weeks.

The increase in business insurance costs of $1.7 million in Fiscal 2012 compared with Fiscal 2011 was the result of increased claims experience during Fiscal 2012. During Fiscal 2012, we experienced an increase in the cost of workers’ compensation claims and an increase in the number of general liability claims, each of which we believe was a result of the economic environment.

Costs Related to Debt Amendment

Costs related to debt amendment increased $4.6 million to $4.2 million during Fiscal 2012. This increase was driven by professional and advisory fees associated with our May 2012 Term Loan amendment.

Restructuring and Separation Costs

As part of our ongoing effort to ensure that our resources are in line with our business objectives, we regularly review all areas of the business to identify efficiency opportunities to enhance our performance. During Fiscal 2012, we effected a reorganization of certain positions within our corporate offices in an effort to improve workflow efficiencies and realign certain responsibilities. As a result of these reorganizational efforts, we incurred a charge of $3.0 million during Fiscal 2012 compared with a $7.4 million charge in Fiscal 2011.

Depreciation and Amortization

Depreciation and amortization expense related to the depreciation of fixed assets and the amortization of favorable and unfavorable leases (as further described in our discussion of intangible assets under the caption

“Critical Accounting Policies and Estimates”) amounted to $166.8 million for Fiscal 2012 compared with $153.1 million for Fiscal 2011. The increase in depreciation and amortization expense was primarily driven by depreciation expense related to 23 net new stores opened during Fiscal 2012, a $3.0 million increase related to the 53rd week of Fiscal 2012, as well as various capital expenditures.

Impairment Charges—Long-Lived Assets

Impairment charges related to long-lived assets were $11.5 million and $1.7 million during Fiscal 2012 and Fiscal 2011, respectively. During Fiscal 2012, we recorded impairment charges related to 19 stores as a result of the decline in the operating performance of those stores. We impaired seven stores during Fiscal 2011 (refer to Note 7 to our February 2, 2013 Consolidated Financial Statements entitled “Impairment of Long-Lived Assets” for further discussion).

The recoverability assessment related to these store-level assets requires various judgments and estimates including estimates related to future revenues, gross margin rates, store expenses and other assumptions. We base these estimates upon our past and expected future performance. We believe our estimates are appropriate in light of current market conditions. However, future impairment charges could be required if we do not achieve our current revenue or cash flow projections for each store.

Other Income, Net

Other income, net (consisting of investment income, gains and losses on disposition of assets, breakage income and other miscellaneous items) decreased $1.8 million to $8.1 million during Fiscal 2012 compared with Fiscal 2011. The decrease in other income during Fiscal 2012 compared with Fiscal 2011 was primarily related to a decrease in breakage income of $1.6 million (refer to Note 1 to our Consolidated Financial Statements entitled “Summary of Significant Accounting Policies” for further discussion).

Loss on Extinguishment of Debt

On February 24, 2011 (Fiscal 2011), we completed the refinancing of our $900 million Senior Secured Term Loan (“Previous Term Loan Facility”), 11.1% Senior Notes (“Previous Senior Notes”), and 14.5% Senior Discount Notes (“Previous Senior Discount Notes”). As a result of these transactions, the Previous Senior Notes and Previous Senior Discount Notes, with carrying values at February 24, 2011 of $302.0 million and $99.3 million, respectively, were repurchased. These debt instruments were replaced when BCFWC completed the sale of $450 million aggregate principal amount of our Senior Notes at an issue price of 100%. The Previous Term Loan Facility with a carrying value of $777.6 million at February 24, 2011 was replaced with the Senior Secured Term Loan Facility under which we borrowed net proceeds of $990.0 million. Borrowings on our $600 million ABL Line of Credit related to these refinancing transactions were $101.6 million. In connection with the offering of the Senior Notes and the refinancing of the Senior Secured Term Loan Facility, the Company declared a dividend of approximately $300.0 million, in the aggregate, payable to Class A and Class L stockholders on a pro rata basis.

On May 16, 2012, we entered into the First Amendment to our Senior Secured Term Loan Facility in order to, among other things, reduce the applicable margin on the interest rates applicable to our Senior Secured Term Loan Facility by 50 basis points. To accomplish this interest rate reduction, the First Amendment provided for a replacement of the Term B Loans with the Term B-1 Loans. We offered existing term loan lenders the option to convert their Term B Loans into Term B-1 Loans on a non-cash basis. The $119.3 million Term B Loans held by existing lenders electing not to convert their Term B Loans into Term B-1 Loans were prepaid in full on the effective date of the First Amendment from the proceeds of new Term B-1 Loans. The Term B-1 Loans have the same maturity date that was applicable to the Term B Loans. The Senior Secured Term Loan Facility provisions relating to the representations and warranties, covenants and events of default applicable to the Company and the guarantors were not modified by the First Amendment.

In accordance with ASC Topic No. 470, “Debt—Modifications and Extinguishments” (Topic No. 470), the Senior Secured Term Loan Facility transactions noted above were determined to be extinguishments of the existing debt and an issuance of new debt. As a result, during Fiscal 2012 and Fiscal 2011 we recorded losses on extinguishment of debt in the amounts of $2.2 million and $37.8 million, respectively, which were recorded in the line item “Loss on Extinguishment of Debt” in our Consolidated Statement of Operations and Comprehensive Loss. During Fiscal 2012 the loss on extinguishment of debt was a non-cash write off of deferred debt charges and a portion of the previous original issue discount related to the First Amendment. Of the $37.8 million loss on the extinguishment of debt in Fiscal 2011, $21.4 million represented early call premiums that we paid to the holders of our Previous Senior Notes and Previous Senior Discount Notes. The remaining $16.4 million represented the non-cash write off of deferred financing fees related to the extinguished debt facilities.

Interest Expense

Interest expense was $113.9 million during Fiscal 2012 compared with $129.1 million during Fiscal 2011. The $15.2 million decrease in interest expense was primarily related to the following:

•	a $6.1 million reduction in amortization of deferred financing fees resulting from the February 2011 and May 2012 Senior Secured Term Loan Facility refinancing;

•	a $5.3 million decrease related to lower average borrowing and lower interest rates on our Senior Secured Term Loan Facility and our ABL Line of Credit;

•	a $3.1 million decrease related to an adjustment of our interest rate cap agreements to fair value; and

•	a $1.0 million decrease in our commitment fees due to a lower rate on the unused portion of the ABL Line of Credit as a result of the September 2011 amendment.

Our average interest rates and average balances related to our Senior Secured Term Loan Facility and our ABL Line of Credit for Fiscal 2012 and Fiscal 2011 are summarized in the table below:

	Fiscal Year Ended
	January 28, 2012	February 2, 2013
Average Interest Rate—ABL Line of Credit	3.3%	2.1%
Average Interest Rate—Senior Secured Term Loan Facility	6.2%	5.7%
Average Balance—ABL Line of Credit	$79.2 million	$34.5 million
Average Balance—Senior Secured Term Loan Facility	$974.4 million	$945.3 million

Income Tax Expense (Benefit)

The income tax expense was $3.9 million for Fiscal 2012 compared with an income tax benefit of $4.1 million for Fiscal 2011. The effective tax rate was 13.3% related to the pre-tax income of $29.2 million for Fiscal 2012, and the effective tax rate was 39.8% related to pre-tax loss of $10.4 million for Fiscal 2011. The decrease in the effective tax rate for Fiscal 2012 was primarily due to an increased benefit from the recognition of tax credits and the reversal of uncertain tax positions. Refer to Note 16 to our February 2, 2013 Consolidated Financial Statements entitled “Income Taxes” for further discussion.

Net Income (Loss)

Net income amounted to $25.3 million for Fiscal 2012 compared with a net loss of $6.3 million during Fiscal 2011. The increase in our operating results of $31.6 million was primarily driven by the impact of a $37.8 million loss on extinguishment of debt that occurred during Fiscal 2011 related to our debt refinancing transactions, compared to a loss on extinguishment of debt of $2.2 million during Fiscal 2012 as well as a decrease in interest expense, partially offset by the $9.8 million increase in impairment expense.

Performance for Fiscal Year (52 weeks) Ended January 28, 2012 Compared with Fiscal Year (52 weeks) Ended January 29, 2011

Net Sales

We experienced an increase in net sales for Fiscal 2011 compared with Fiscal 2010. Consolidated net sales increased $184.5 million, or 5.0%, to $3,854.1 million for Fiscal 2011 from $3,669.6 million for Fiscal 2010. This increase was primarily attributable to:

•	an increase in net sales of $101.8 million related to 20 new stores opened during Fiscal 2011;

•	an increase in net sales of $65.5 million related to our non comparative stores;

•	a comparative store sales increase of $26.3 million, or 0.7%, to $3,623.7 million; and

•	an increase in other sales, inclusive of barter sales of $13.1 million; partially offset by

•	a decrease in net sales of $22.2 million from three stores closed since January 30, 2011.

We believe that the comparative store sales increase was primarily due to our improved merchandise content and customer experience initiatives. We believe the progress made from these initiatives was partially offset by the unseasonably warm temperatures experienced in many of our regions during the fall and holiday selling period.

Other Revenue

Other revenue (consisting of rental income from leased departments, subleased rental income, layaway, alterations, other service charges, and miscellaneous revenue items) increased $1.9 million to $33.4 million for Fiscal 2011 compared with $31.5 million for Fiscal 2010. This increase was primarily related to an increase in rental income from leased departments of $1.7 million.

Cost of Sales

Cost of sales increased $111.1 million, or 4.9%, for Fiscal 2011 compared with Fiscal 2010. Cost of sales as a percentage of net sales improved slightly to 61.3% during Fiscal 2011 compared with 61.4% during Fiscal 2010. The dollar increase of $111.1 million in cost of sales between Fiscal 2011 and Fiscal 2010 was primarily related to the increase in our net sales during the same periods.

During Fiscal 2011 as compared with Fiscal 2010, we experienced a slight increase in gross margin as a percent of net sales to 38.7% from 38.6%. The improvement in our gross margin as a percent of net sales was primarily the result of improvements in shrinkage rates and fewer markdowns, partially offset by increased initial markups.

Selling and Administrative Expenses

Selling and administrative expenses increased $62.2 million, or 5.4%, to $1,215.7 million for Fiscal 2011 from $1,153.6 million for Fiscal 2010. The increase in selling and administrative expenses is summarized in the table below:

	Fiscal Year Ended
	January 28, 2012	Percentage of Net Sales	January 29, 2011	Percentage of Net Sales	$ Variance	% Change
	(in thousands, except percentages)
Payroll and Payroll Related	$568,797	14.8%	$534,317	14.6%	$34,480	6.5%
Occupancy	387,028	10.0	373,166	10.2	13,862	3.7
Advertising	77,595	2.0	70,422	1.9	7,173	10.2
Benefit Costs	19,844	0.5	15,326	0.4	4,518	29.5
Other	132,006	3.4	128,193	3.5	3,813	3.0
Business Insurance	30,504	0.8	32,149	0.8	(1,645)	(5.1)

Selling & Administrative Expenses	$1,215,774	31.5%	$1,153,573	31.4%	$62,201	5.4%

The increase in selling and administrative expense during Fiscal 2011 compared with Fiscal 2010 was primarily related to increases in payroll and payroll related costs and occupancy costs. The increase in payroll and payroll related costs of approximately $34.5 million was primarily related to the addition of 17 net new stores as well as stores that opened during Fiscal 2010 that did not operate for a full 52 weeks. Amounts related to these stores resulted in an increase in payroll and payroll related expenses of $20.8 million. Also contributing to the increase in payroll and payroll related costs were:

•	a $3.8 million increase in temporary help related to incremental investments in supply chain to improve support of our opportunistic buying model;

•	a $3.3 million increase in relocation expense as a result of our expanded recruiting efforts to attract high quality candidates;

•	a $2.9 million increase in regular payroll primarily driven by increased headcount;

•	a $2.4 million increase in stock compensation expense related to an adjustment to our forfeiture rate; and

•	a $2.2 million increase in payroll taxes primarily related to increased rates in the states that we do business.

The increase in occupancy related costs of $13.9 million in Fiscal 2011 as compared with Fiscal 2010 was primarily related to new stores and stores that opened during Fiscal 2010 that did not operate for a full 52 weeks. These stores accounted for $19.0 million of the total increase. This increase was partially offset by a $5.4 million decrease in utilities primarily attributed to savings created as a result of our lighting retrofit and energy management initiatives.

The increase in advertising expense of $7.2 million during Fiscal 2011 compared with Fiscal 2010 was primarily related to increased national and spot television advertising during the year as well as planned incremental marketing investment during the year. The increase in advertising expense was also attributable to the number of grand opening advertisements primarily related to the opening of 20 new BCF stores.

The increase in benefit costs of $4.5 million during Fiscal 2011 compared with Fiscal 2010 was primarily the result of increased health insurance claims of $3.6 million primarily as a result of increased participation due to improved benefits as well as increased 401(k) Plan Match expense of $1.1 million related to increased participation in the plan.

The increase in other selling and administrative expenses of $3.8 during Fiscal 2011 compared with Fiscal 2010 was primarily due to $3.3 million increase in travel and training expenses.

The decrease in business insurance costs of $1.6 million in Fiscal 2011 compared with Fiscal 2010 was the result of decreased claims experience during Fiscal 2011 as well as claim settlements at more favorable amounts during Fiscal 2011. During Fiscal 2010, we experienced an increase in the cost of workers’ compensation claims and an increase in the number of general liability claims, each of which we believe was a result of the economic environment. This trend slowed during Fiscal 2011 and we have returned to a more historical level of claims experience.

Costs Related to Debt Amendment

Costs related to debt amendment decreased $3.5 million during Fiscal 2011 compared with Fiscal 2012. This decrease was driven by costs associated with our aborted debt refinancing in the Fall of Fiscal 2010.

Restructuring and Separation Costs

As part of our ongoing effort to ensure that our resources are in line with our business objectives, we regularly review all areas of the business to identify efficiency opportunities to enhance our performance. During Fiscal 2011, we effected a reorganization of certain positions within our stores and corporate locations in an effort to improve workflow efficiencies and realign certain responsibilities. As a result of these reorganizational efforts, we incurred a charge of $7.4 million during Fiscal 2011 compared with a $2.2 million charge in Fiscal 2010.

Depreciation and Amortization

Depreciation and amortization expense related to the depreciation of fixed assets and the amortization of favorable and unfavorable leases (as further described in our discussion of intangible assets under the caption “Critical Accounting Policies and Estimates”) amounted to $153.1 million for Fiscal 2011 compared with $146.8 million for Fiscal 2010. The increase in depreciation and amortization expense was primarily driven by depreciation expense related to 17 net new stores opened during Fiscal 2011.

Impairment Charges—Long-Lived Assets

Impairment charges related to long-lived assets were $1.7 million and $2.1 million during Fiscal 2011 and Fiscal 2010, respectively. During Fiscal 2011, we recorded impairment charges related to seven stores as a result of the decline in the operating performance of those stores. We impaired nine stores during Fiscal 2010 (refer to Note 7 to our February 2, 2013 Consolidated Financial Statements entitled “Impairment of Long-Lived Assets” for further discussion).

The recoverability assessment related to these store-level assets requires various judgments and estimates including estimates related to future revenues, gross margin rates, store expenses and other assumptions. We base these estimates upon our past and expected future performance. We believe our estimates are appropriate in light of current market conditions. However, future impairment charges could be required if we do not achieve our current revenue or cash flow projections for each store.

Other Income, Net

Other income, net (consisting of investment income, gains and losses on disposition of assets, breakage income and other miscellaneous items) decreased $1.4 million to $9.9 million during Fiscal 2011 compared with Fiscal 2010. The decrease in other income during Fiscal 2011 compared with Fiscal 2010 was primarily related to the following:

•	a decrease in miscellaneous income of $1.5 million;

•	a decrease of $1.5 million related to insurance recoveries in Fiscal 2010, partially offset by; and

•	an increase in breakage income of $1.4 million (refer to Note 1 to our February 2, 2013 Consolidated Financial Statements entitled “Summary of Significant Accounting Policies” for further discussion).

Loss on Extinguishment of Debt

As discussed in more detail in Note 9 to our February 2, 2013 Consolidated Financial Statements entitled “Long Term Debt,” on February 24, 2011 we completed the refinancing of our Previous Term Loan, Previous Senior Notes, and Previous Senior Discount Notes. As a result of these transactions, the Previous Senior Notes and Previous Senior Discount Notes, with carrying values at February 24, 2011 of $302.0 million and $99.3 million, respectively, were replaced with a $450.0 million aggregated principal amount of 10% Senior Notes due 2019 at an issue price of 100%. Additionally, the Previous Term Loan with a carrying value of $777.6 million at February 24, 2011 was replaced with a $1,000.0 million Senior Secured Term Loan Facility. Borrowings on the ABL Line of Credit related to the refinancing transactions were $101.6 million. In connection with the offering of the Senior Notes and the refinancing of the Senior Secured Term Loan Facility, the Company declared a dividend of approximately $300.0 million, in the aggregate, on a pro rata basis to the Class A and Class L stockholders.

In accordance with ASC Topic No. 470, “Debt—Modifications and Extinguishments” (Topic 470), the transactions noted above were determined to be an extinguishment of the existing debt and an issuance of new debt. As a result, we recorded a loss on the extinguishment of debt in the amount of $37.8 million in the line item “Loss on Extinguishment of Debt” in our Consolidated Statements of Operations and Comprehensive (Loss) Income. Of the $37.8 million loss on the extinguishment of debt, $21.4 million represented early call premiums that we paid to the holders of our Previous Senior Notes and Previous Senior Discount Notes. The remaining $16.4 million represented the write off of deferred financing fees related to the extinguished debt facilities.

Interest Expense

Interest expense was $129.1 million during Fiscal 2011 compared with $99.3 million during Fiscal 2010. The $29.8 million increase in interest expense was primarily driven by increases resulting from our refinancing transactions, offset by other items described below. In Fiscal 2011 we had higher average balances on our Senior Secured Term Loan Facility and our ABL Line of Credit and higher interest rates related to our Senior Secured Term Loan Facility and ABL Line of Credit, as a result of our refinancing transactions, resulting in a $41.2 million increase in interest expense. These increases were partially offset by:

•	a $3.7 million decrease related to our Notes as a result of our refinancing transactions completed in February 2011;

•	a $3.4 million decrease in non-recurring interest charges related to a litigation reserve adjustment during Fiscal 2010 that did not repeat;

•	a $2.3 million decrease related to an adjustment of our interest rate cap agreements to fair value; and

•	a $1.3 million decrease in our commitment fees due to higher average balances on our ABL Line of Credit borrowings.

Our average interest rates and average balances related to our Senior Secured Term Loan Facility and our ABL Line of Credit, for Fiscal 2011 compared with Fiscal 2010 are summarized in the table below:

	Fiscal Year Ended
	January 29, 2011	January 28, 2012
Average Interest Rate—ABL Line of Credit(b)	2.7%	3.3%
Average Interest Rate—Senior Secured Term Loan Facility(a)	2.6%	6.2%
Average Balance—ABL Line of Credit	$10.5 million	$79.2 million
Average Balance—Senior Secured Term Loan Facility(a)	$854.8 million	$974.4 million

(a)	As of January 29, 2011, the Senior Secured Term Loan Facility interest rate and average balance were related to the Previous Term Loan Facility. As of January 28, 2012, the Senior Secured Term Loan Facility interest rate and average balance were related to the Senior Secured Term Loan Facility.
(b)	As of January 29, 2011, the ABL Line of Credit interest rate was related to the ABL Line of Credit before the refinancing transaction on September 2, 2011. As of January 28, 2012, the ABL Line of Credit interest rate was related to the ABL Line of Credit after the September 2, 2011 refinancing transaction.

Income Tax (Benefit) Expense

The income tax benefit was $4.1 million for Fiscal 2011 compared with an income tax expense of $22.1 million for Fiscal 2010. The effective tax rate was 39.8% related to the pre-tax loss of $10.4 million for Fiscal 2011, and the effective tax rate was 41.7% related to pre-tax income of $53.1 million for Fiscal 2010. The decrease in the effective tax rate for Fiscal 2011 was primarily due to an increased benefit from the recognition of tax credits and the reversal of uncertain tax positions, offset by changes in the valuation allowance, foreign taxes related to Puerto Rico and the impact of changes in tax laws. The Fiscal 2010 tax rate reflects pre-tax income impacted by state income taxes. Refer to Note 16 to our February 2, 2013 Consolidated Financial Statements entitled “Income Taxes” for further discussion.

Net (Loss) Income

Net loss amounted to $6.3 million for Fiscal 2011 compared with net income of $31.0 million during Fiscal 2010. The decrease in our operating results of $37.3 million was primarily driven by our debt refinancing in February 2011 which resulted in a $37.8 million loss on extinguishment of debt as well as increased interest expense, partially offset by increased sales.

Liquidity and Capital Resources

As of May 4, 2013, we continue to be in compliance with all of our covenants under our Senior Secured Term Loan Facility. At May 4, 2013, our consolidated leverage ratio was 3.7 and our consolidated interest coverage ratio was 3.5.

Our ability to satisfy our interest payment obligations on our outstanding debt and maintain compliance with our debt covenants, as discussed below, will depend largely on our future performance which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. If we do not have sufficient cash flow to service interest payment obligations on our outstanding indebtedness and if we cannot borrow or obtain equity financing to satisfy those obligations, our business and results of operations will be materially adversely affected. We cannot be assured that any replacement borrowing or equity financing could be successfully completed on terms similar to our current financing agreements, or at all.

We closely monitor our net sales, gross margin, expenses and working capital. We have performed scenario planning such that if our net sales decline, we have identified variable costs that could be reduced to partially mitigate the impact of these declines and maintain compliance with our debt covenants. We believe that cash generated from operations, along with our existing cash and our ABL Line of Credit, will be sufficient to fund our expected cash flow requirements and planned capital expenditures for at least the next twelve months as well as the foreseeable future. However, there can be no assurance that we would be able to offset declines in our comparable store sales with savings initiatives in the event that the economy declines.

Cash Flows

Cash Flow for the Three Months Ended May 4, 2013 Compared with the Three Months Ended April 28, 2012

We generated $59.3 million in net cash flow for the three months ended May 4, 2013 compared with generating $18.0 million of cash flow for the three months ended April 28, 2012. Net cash provided by operating activities amounted to $95.7 million for the three months ended May 4, 2013. For the three months ended April 28, 2012, net cash provided by operating activities amounted to $244.8 million. The decrease in net cash provided by operating activities was primarily the result of changes in the Company’s working capital. The biggest driver of the decrease relates to cash flow from changes in merchandise inventories and accounts payable. Cash flow from the change in merchandise inventories for the three months ended May 4, 2013 decreased $68.3 million as a result of incremental inventory related to new stores and well as increases in our pack-and-hold inventory. The decrease in the cash flow from the change in accounts payable for the three months ended May 4, 2013 of $64.6 million compared with the three months ended April 28, 2012 was driven by a smaller increase in accounts payable from February 2, 2013 to May 4, 2013 compared with the accounts payable increase from January 28, 2012 to April 28, 2012 related to our working capital management strategy at the end of Fiscal 2011 that did not repeat in Fiscal 2012. Based on the working capital management strategy, we accelerated certain payments at the end of each fiscal year that typically would not have been made until the first quarter of the next fiscal year, which lowered our accounts payable balances at the end of each fiscal year. As our accounts payable balances return to historical levels this creates additional cash flow. The decrease in accounts payable that generates this item was primarily driven by the accelerated payments during January of Fiscal 2011 of $152.9 million that did not repeat in January of Fiscal 2012.

Net cash used in investing activities increased to $29.7 million for the three months ended May 4, 2013 from $28.3 million for the three months ended April 28, 2012. This increase was primarily the result of a $1.5 million increase in cash paid for property and equipment during the three months ended May 4, 2013 as compared with the three months ended April 28, 2012.

Cash flow used in financing activities decreased $191.7 million to $6.7 million during the three months ended May 4, 2013 compared with the three months ended April 28, 2012. This decrease was primarily driven by borrowings net of repayments of $190.0 million during the three months ended April 28, 2012 compared with no borrowings, net of repayments during the three months ended May 4, 2013.

Cash flow and working capital levels assist management in measuring our ability to meet our cash requirements. Working capital measures our current financial position. Working capital is defined as current assets (exclusive of restricted cash) less current liabilities. Working capital at May 4, 2013 was $104.9 million compared with $104.8 million at February 2, 2013.

Cash Flows for Fiscal 2012 Compared with Fiscal 2011

We generated $7.7 million of net cash flow for Fiscal 2012 and $5.5 million for Fiscal 2011. Net cash provided by operating activities amounted to $452.5 million and $250.0 million for Fiscal 2012 and Fiscal 2011, respectively. The increase in net cash provided by operating activities was primarily the result of our working capital management strategy employed at the end of Fiscal 2011 which accelerated accounts payable payments of $152.9 million that did not repeat during Fiscal 2012. Also contributing to the increase in net cash provided by operating activities was the $31.6 million increase in net income during Fiscal 2012.

Net cash used in investing activities increased $7.0 million to $165.8 million during Fiscal 2012 from $158.8 million during Fiscal 2011. This increase was primarily related to additional capital expenditures primarily related to new stores opened during Fiscal 2012.

Net cash used in financing activities increased $193.3 million during Fiscal 2012 compared with Fiscal 2011. This increase was primarily related to repayments on our ABL Line of Credit, net of borrowings of $190.0 million compared with $21.4 million of borrowings net of repayments in Fiscal 2011. This increase was partially offset by $17.3 million of lower Fiscal 2012 cash outflows on our Senior Secured Term Loan Facility compared with Fiscal 2011, (taking into account optional pre-payments) resulting from the May 2012 and February 2011 debt refinancings.

Cash flow and working capital levels assist management in measuring our ability to meet our cash requirements. Working capital measures our current financial position. Working capital is defined as current assets (exclusive of restricted cash) less current liabilities. Working capital as of February 2, 2013 was $104.8 million compared with $337.9 million as January 28, 2012. The decrease in working capital from January 28, 2012 was primarily the result of increased accounts payable as of February 2, 2013 compared with January 28, 2012 as a result of our working capital management strategy at the end of Fiscal 2011.

Cash Flows for Fiscal 2011 Compared with Fiscal 2010

We generated $5.5 million of net cash flow for both Fiscal 2011 and Fiscal 2010. Net cash provided by operating activities amounted to $250.0 million and $208.7 million for Fiscal 2011 and Fiscal 2010, respectively. The increase in net cash provided by operating activities was primarily the result of our working capital management strategy employed at the end of Fiscal 2010 and the Transition Period in which we accelerated $237.7 million and $274.8 million, respectively, of payments that typically would not have been made until the first quarters of Fiscal 2011 and Fiscal 2010, respectively. In comparison, during Fiscal 2011, we made accelerated payments of $152.9 million that would not have been made until the first quarter of Fiscal 2012.

Net cash used in investing activities decreased $1.2 million to $158.8 million during Fiscal 2011 from $160.0 million during Fiscal 2010. This decrease was primarily the result of $23.1 million less cash being designated as restricted during Fiscal 2011 compared with $27.8 million classified as restricted cash related to the establishment of collateral for self-insurance in lieu of a letter of credit for certain insurance contracts during Fiscal 2010. This decrease was partially offset by $21.3 million of additional capital expenditures primarily related to new stores opened during Fiscal 2011.

Net cash used in financing activities increased $42.5 million to $85.8 million during Fiscal 2011 compared with Fiscal 2010. Increased use of cash in financing activities was primarily related to the payment of $297.9 million of dividends paid in conjunction with our February 2011 debt refinancing transaction. This increase was partially offset by the net impact of the increase in borrowings in conjunction with the debt refinancing transaction.

Working capital at January 28, 2012 was $337.9 million compared with $386.2 million at January 29, 2011. The decrease in working capital from January 29, 2011 is primarily attributable to increased accounts payable balances at January 28, 2012, related to our working capital management strategy whereby we accelerated less payments in Fiscal 2011 than we did in Fiscal 2010, partially offset by increased inventory, as a result of increased purchases related to opportunistic buys as well as new store inventory.

Capital Expenditures

For the three months ended May 4, 2013, capital expenditures, net of landlord allowances, amounted to $22.4 million. We incurred capital expenditures of $133.9 million, net of $33.4 million of landlord allowances, during Fiscal 2012. These capital expenditures include $82.8 million (net of the $33.4 million of landlord allowances) for store expenditures, $5.1 million for upgrades of distribution facilities, and $46.0 million for IT software and other capital expenditures.

For Fiscal 2013, we estimate that we will spend between $150 and $160 million, net of approximately $33 million of landlord allowances, in capital expenditures, including approximately $55 million, net of the previously mentioned landlord allowances for store expenditures, and approximately $25 million for information technology. We expect to use the remaining capital to support continued distribution facility enhancements and other initiatives, inclusive of $25 million related to the construction of our new corporate headquarters.

Dividends

Payment of dividends is prohibited under our credit agreements except in limited circumstances. Dividends equal to $1.7 million and $297.9 million were paid during Fiscal 2012 and Fiscal 2011, respectively. In February 2013, net proceeds from the offering of the Holdco notes were used to pay a special cash dividend of $336 million to the Class A and Class L stockholders on a pro rata basis.

During Fiscal 2011, in connection with the offering of the Senior Notes and the refinancing of the Senior Secured Term Loan Facility, a cash dividend of approximately $300.0 million, in the aggregate, was declared payable to Class A and Class L stockholders on a pro rata basis. The remaining $0.4 million was forfeited and reverted back to the Company as a result of certain members of management forfeiting their shares before they became fully vested.

Operational Growth

During Fiscal 2012, we opened 25 new BCF stores, and closed two BCF stores. During the three months ended May 4, 2013, we opened four BCF stores and closed one store. As of May 4, 2013, we operated 503 stores, inclusive of an internet store. As part of our growth strategy, we plan to open between 16 and 20 new BCF stores during the remainder of Fiscal 2013.

We monitor the availability of desirable locations for our stores by, among other things, presentations by brokers, real estate developers and existing landlords, evaluating dispositions by other retail chains and bankruptcy auctions. Most of our stores are located in malls, strip shopping centers, regional power centers or are freestanding. We also lease existing space and have opened a limited number of built-to-suit locations. For most of our new leases, we provide for a minimum initial ten year term with a number of five year options thereafter. Typically, our lease strategy includes obtaining landlord allowances for leasehold improvements. We believe our lease model makes us competitive with other retailers for desirable locations. We may seek to acquire a number of such locations either through transactions to acquire individual locations or transactions that involve the acquisition of multiple locations simultaneously.

Debt

The Company obligations include a $1,000 million Senior Secured Term Loan Facility, $450 million of 10% Senior Notes due 2019 and $350 million of 9.00% / 9.75% Senior Notes due 2018 and any borrowings made under its $600 million ABL Line of Credit. We were in compliance with all of our debt covenants. Significant changes in our debt consist of the following:

$1 Billion Senior Secured Term Loan Facility

On May 16, 2012, we entered into the First Amendment to the Senior Secured Term Loan Facility, which, among other things, reduces the applicable margin on the interest rates applicable to our Senior Secured Term

Loan Facility by 50 basis points. The Senior Secured Term Loan Facility provisions relating to the representations and warranties, covenants and events of default applicable to the Company and the guarantors were not modified by the Amendment. As a result of this transaction, mandatory quarterly payments of $2.4 million were payable as of the last day of each quarter beginning with the quarter ended July 28, 2012. Based on our available cash flow for Fiscal 2011, we made a payment of $7.0 million in April 2012. We elected to make prepayments of $9.5 million in May 2012 and $70.0 million in January 2013, all of which offset the mandatory quarterly payments through the maturity date.

On February 15, 2013 we entered into the Second Amendment to the Senior Secured Term Loan Facility. The Second Amendment creates a restricted payments basket of $25 million and permits BCFWC to use the “available amount” to make restricted payments (which basket includes retained excess cash flow, in an amount not to exceed 50% of BCFWC’s consolidated net income (as defined in the existing Senior Notes) since the second quarter of Fiscal 2011), in each case so long as certain conditions are satisfied. In connection with this amendment, the Company incurred a $1.5 million amendment fee that was capitalized and included in the line item “Other Assets” on the Company’s Condensed Consolidated Balance Sheet. Additionally, the Company incurred $8.9 million of additional fees, inclusive of an $8.6 million fee payable to Bain Capital, for various consulting and advisory services. These fees were included in the line item “Costs Related to Debt Amendment” on the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended May 4, 2013.

On May 17, 2013, we entered into Amendment No. 3 (the “Third Amendment”) to the Senior Secured Term Loan Facility, in order to, among other things, reduce the interest rates applicable to our Term Loan Facility by 100 basis points (provided that such interest rates shall be further reduced by 25 basis points if our consolidated secured leverage ratio is less than or equal to 2.25:1) and to reduce the LIBOR floor by 25 basis points. The Third Amendment was accomplished by replacing the outstanding $871.0 million principal amount of term B-1 loans (the “Term B-1 Loans”) with a like aggregate principal amount of term B-2 loans (the “Term B-2 Loans”).

The Term B-2 Loans have the same maturity date that was applicable to the Term B-1 Loans. The Senior Secured Term Loan Facility provisions relating to the representations and warranties, covenants and events of default applicable to the Company and the guarantors were not modified by the Amendment.

As a result of the Third Amendment, mandatory quarterly payments of $2.2 million will be payable as of the last day of each quarter beginning with the quarter ended August 3, 2013. These payments have been recorded in our Condensed Consolidated Balance Sheet in the line item “Current Maturities of Long Term Debt” as of May 4, 2013.

The Senior Secured Term Loan Facility contains financial, affirmative and negative covenants and requires that BCFWC, among other things, maintain on the last day of each fiscal quarter a consolidated leverage ratio not to exceed a maximum amount and maintain a consolidated interest coverage ratio of at least a certain amount. The consolidated leverage ratio compares our total debt to Covenant EBITDA, as the relevant metric is defined in the Senior Secured Term Loan Facility, for the trailing twelve months most recently ended and such ratios may not exceed 6.25 to 1 through November 2, 2013; 5.50 to 1 through November 1, 2014; 5.00 to 1 through October 31, 2015; and 4.75 to 1 at January 30, 2016 and thereafter.

The consolidated interest coverage ratio compares our consolidated interest expense to Covenant EBITDA, as each term is defined in the Senior Secured Term Loan Facility, for the trailing twelve months most recently ended, and such ratios must exceed 1.85 to 1 through November 2, 2013; 2.00 to 1 through October 31, 2015; and 2.10 to 1 at January 30, 2016 and thereafter.

Covenant EBITDA is a non-GAAP financial measure of our liquidity. Covenant EBITDA, as defined in the credit agreement governing our Senior Secured Term Loan Facility, starts with consolidated net income (loss) for the period and adds back (i) depreciation, amortization, impairments and other non-cash charges that were deducted in arriving at consolidated net income (loss), (ii) the provision (benefit) for taxes, (iii) interest expense, (iv) advisory fees, and (v) unusual, non-recurring or extraordinary expenses, losses or charges as reasonably approved by the administrative agent for such period. Covenant EBITDA is used to calculate the consolidated leverage ratio and the consolidated interest coverage ratio. We present Covenant EBITDA because we believe it is a useful supplemental measure in evaluating the performance of our business and provides greater transparency into our results of operations. Covenant EBITDA provides management, including our chief operating decision maker, with helpful information with respect to our operations such as our ability to meet our future debt service, fund our capital expenditures and working capital requirements, and comply with various covenants in each indenture governing our outstanding notes and the credit agreements governing our senior secured credit facilities which are material to our financial condition and consolidated financial statements. As of February 2, 2013 and May 4, 2013, we were in compliance with all of our covenants under our Senior Secured Term Loan Facility.

Given the importance Covenant EBITDA has on our operations, achievement at a predetermined threshold Covenant EBITDA level (which was not met for Fiscal 2012) is required for the payment of incentive awards to our corporate employees under our Management Incentive Bonus Plan (the “Bonus Plan”) for Fiscal 2012. The Bonus Plan is more fully described in the section entitled “Executive Compensation—Annual Incentive Awards.”

Covenant EBITDA is presented herein for purposes of understanding historical executive compensation matters. On a going forward basis the Company intends to use Adjusted EBITDA for setting performance measures related to executive compensation.

Covenant EBITDA has limitations as an analytical tool, and should not be considered either in isolation or as a substitute for net income or other data prepared in accordance with GAAP or for analyzing our results or cash flows from operating activities, as reported under GAAP.

The following table shows our calculation of BCFWC’s Covenant EBITDA for Fiscal 2010, Fiscal 2011, Fiscal 2012 and the three month periods ended April 28, 2012 and May 4, 2013 which was derived from audited financial information for Fiscal 2010, Fiscal 2011 and Fiscal 2012. The information shown for the three months ended April 28, 2012 and May 4, 2013 was derived from our Condensed Consolidated Financial Statements.

	Fiscal Year Ended			Three Months Ended
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands)
Reconciliation of Net (Loss) Income to Covenant EBITDA
Net (Loss)/Income	$30,998	$(6,272)	$25,301	$(3,940)	$(702)
Interest Expense	99,309	129,121	113,927	29,479	26,589
Income Tax (Benefit)/Expense	22,130	(4,148)	3,864	(1,717)	(230)
Depreciation and Amortization	146,759	153,070	166,786	39,925	43,992
Impairment charges	2,080	1,735	11,539	13	51
Loss on extinguishment of debt	—	37,764	2,222	—	—
Special items(a)	9,908	2,125	1,858	69	8,855
Other non-cash charges(b)(d)	19,796	17,649	15,430	2,481	2,451
Other adjustment items(c)	4,918	13,139	8,395	2,839	2,920
Non-cash stock compensation expense	2,230	5,797	2,747	791	510
Dividend paid to affiliate	—	—	—	—	(4,955)

Covenant EBITDA	$338,128	$349,980	$352,069	$69,940	$79,481

Reconciliation of Covenant EBITDA to Net Cash Provided by Operating Activities
Covenant EBITDA	$338,128	$349,980	$352,069	$69,940	$79,481
Interest Expense	(99,309)	(129,121)	(113,927)	(29,479)	(26,589)
Changes in Operating Assets and Liabilities	(27,405)	37,311	229,428	209,937	49,162
Other Items, Net	(2,710)	(8,187)	(15,061)	(5,642)	(6,674)

Net Cash Provided by Operating Activities	$208,704	$249,983	$452,509	$244,756	$95,380

Net Cash Used in Investing Activities	$(159,962)	$(158,773)	$(165,816)	$(28,342)	$(29,650)

Net Cash (Used in) Provided by Financing Activities	$(43,278)	$(85,760)	$(279,021)	$(198,424)	$(6,718)

(a)	Includes (i) costs related to debt amendments, (ii) professional fees incurred related to our change in fiscal year end, (iii) transfer taxes and (iv) litigation reserves.
(b)	Includes (i) non-cash straight line rent expense, (ii) amortization of purchased lease rights, (iii) insurance reserves, (iv) advertising expense related to barter transaction and (v) loss on disposal of fixed assets.
(c)	Includes (i) interest income, (ii) advisory fees, (iii) gain/(loss) on investment in money market fund, (iv) severance and (v) franchise taxes.
(d)	Beginning in Fiscal 2012, we changed the components comprising Covenant EBITDA such that specific charges associated with our insurance reserves are no longer added back to consolidated net (loss) income when calculating Covenant EBITDA. These changes were made prospectively. For the full year Fiscal 2012, the changes in the insurance reserves resulted in no impact to our Covenant EBITDA.

The interest rates for the Senior Secured Term Loan Facility are based on: (i) for LIBO rate loans for any interest period, at a rate per annum equal to (a) the greater of (x) the LIBO rate as determined by the Term Loan Administrative Agent, for such interest period multiplied by the Statutory Reserve Rate (as defined in the Senior Secured Term Loan Facility) and (y) 1.25% (the Term Loan Adjusted LIBO Rate), plus an applicable margin;

and (ii) for prime rate loans, a rate per annum equal to the highest of (a) the variable annual rate of interest then announced by JPMorgan Chase Bank, N.A. at its head office as its “prime rate,” (b) the federal funds rate in effect on such date plus 0.50% per annum, and (c) the Term Loan Adjusted LIBO Rate for the applicable class of term loans for one-month plus 1.00%, plus, in each case, an applicable margin. The interest rate on the Senior Secured Term Loan Facility was 5.5% as of February 2, 2013 and May 4, 2013.

In addition, the Senior Secured Term Loan Facility provides for an uncommitted incremental term loan facility of up to $150.0 million that is available subject to the satisfaction of certain conditions. The Senior Secured Term Loan Facility has a six year maturity, except that term loans made in connection with the incremental term loan facility or extended in connection with the extension mechanics of the Senior Secured Term Loan Facility have the maturity dates set forth in the amendments applicable to such term loans.

ABL Line of Credit

During the three month period ended May 4, 2013 we had no outstanding borrowings on our ABL Line of Credit and unused availability of $484.8 million. As of April 28, 2012 we repaid $190.0 million, net of borrowings and had unused availability of $472.4 million.

During Fiscal 2012 and Fiscal 2011 we repaid $190.0 million, net of borrowings compared with borrowings, net of repayments of $21.4 million, respectively, on our ABL Line of Credit. We had no outstanding borrowings on our ABL Line of Credit as of February 2, 2013 and $190.0 million outstanding as of January 28, 2012. As of February 2, 2013 and January 28, 2012, we had unused availability of $422.7 million and $242.6 million, respectively.

9.00%/9.75% Senior Notes due 2018

On February 20, 2013, the Company, through its wholly owned subsidiary, issued $350.0 million senior unsecured notes pursuant to an indenture, dated February 20, 2013. The Holdco notes are senior unsecured obligations of Holdings LLC and Burlington Holdings Finance, Inc. and are not guaranteed by any of the subsidiaries of the Company.

The Holdco notes will mature on February 15, 2018. Interest on the Holdco notes is payable entirely in cash, unless certain conditions are satisfied, in which case interest may be paid by increasing the principal amount of the Holdco notes or by issuing new notes. Cash interest on the Holdco notes accrues at the rate of 9.00 % per annum and PIK interest accrues at the rate of 9.75% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The indenture governing the Holdco notes contains covenants that, among other things, restrict the ability of Holdings LLC and certain of its subsidiaries to: incur, assume or guarantee additional indebtedness; pay dividends or redeem or repurchase capital stock; make other restricted payments; incur liens; redeem debt that is junior in right of payment to the notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into mergers or consolidations; and enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Holdings LLC and Burlington Holdings Finance, Inc. sell assets or experiences certain changes of control, it must offer to purchase the Holdco notes.

Certain Information Concerning Contractual Obligations

The following table sets forth certain information regarding our obligations to make future payments under current contracts as of February 2, 2013:

	Payments Due By Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	Thereafter
	(in thousands)
Long-Term Debt Obligations	$1,321,040	$—	$—	$871,040	$450,000
Interest on Long-Term Debt(1)	495,311	95,025	190,050	142,736	67,500
Capital Lease Obligations(2)	39,314	2,733	5,392	6,096	25,093
Operating Lease Obligations(3)	1,536,657	219,891	421,370	342,510	552,886
Related Party Fees(4)	12,830	4,000	8,000	830	—
Purchase Obligations(5)	577,567	554,802	22,705	60	—
Other(6)	781	781	—	—	—

Total	$3,983,500	$877,232	$647,517	$1,363,272	$1,095,479

(1)	The interest rate related to the Senior Secured Term Loan Facility was 5.5% as of February 2, 2013. As of May 4, 2013, the Company has no outstanding balance on the ABL Line of Credit agreement and therefore principal and interest payments are excluded from the table above. Based on the ABL Line of Credit balance outstanding at February 2, 2013, commitment fees of $2.1 million would be due each year through the maturity date.
(2)	Capital Lease Obligations include future interest payments.
(3)	Represents minimum rent payments for operating leases under the current terms.
(4)	Represent fees to be paid to Bain Capital under the terms of our advisory agreement.
(5)	Represents commitments to purchase goods or services that have not been received as of February 2, 2013.
(6)	Represents severance agreements with former employees.

The table above excludes interest and principal payments related to the Company’s $350 million Holdco notes, which were entered into subsequent to February 2, 2013. The $350 million notes mature on February 15, 2018 and interest is payable semi-annually at 9%, which results in annual interest expense of $31.5 million.

Our agreements with each of three former employees (including our former President and Chief Executive Officer) to pay their beneficiaries $1.0 million upon their deaths for a total of $3.0 million is not reflected in the table above because the timing of the payments is unpredictable.

The table above excludes ASC Topic No. 740 “Income Taxes” (Topic No. 740) liabilities which represent uncertain tax positions related to temporary differences. The total Topic No. 740 liability was $16.9 million exclusive of $10.4 million of interest and penalties included in our total Topic No. 740 liability neither of which is presented in the table above as we are not certain if and when these payments would be required.

The table above excludes our irrevocable letters of credit guaranteeing payment and performance under certain leases, insurance contracts, debt agreements and utility agreements in the amount of $44.1 million as of May 4, 2013.

During Fiscal 2007, we sold lease rights for three store locations that were previously operated by us. In the event of default by the assignee, we could be liable for obligations associated with these real estate leases which have future lease related payments (not discounted to present value) of approximately $0.8 million through the end of our fiscal year ending February 1, 2014, and which are not reflected in the table above. We believe the likelihood of a material liability being triggered under these leases is remote, and no liability has been accrued for these contingent lease obligations as of February 2, 2013 and May 4, 2013.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with GAAP. We believe there are several accounting policies that are critical to understanding our historical and future performance as these policies affect the reported amounts of revenues and other significant areas that involve management’s judgments and estimates. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities; (ii) the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements; and (iii) the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, inventories, long-lived assets, intangible assets, goodwill, insurance reserves and income taxes. Historical experience and various other factors that are believed to be reasonable under the circumstances form the basis for making estimates and judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A critical accounting estimate meets two criteria: (1) it requires assumptions about highly uncertain matters and (2) there would be a material effect on the consolidated financial statements from either using a different, although reasonable, amount within the range of the estimate in the current period or from reasonably likely period-to-period changes in the estimate.

While there are a number of accounting policies, methods and estimates affecting our Consolidated Financial Statements as addressed in Note 1 to our February 2, 2013 Consolidated Financial Statements entitled “Summary of Significant Accounting Policies,” areas that are particularly critical and significant include:

Revenue Recognition. We record revenue at the time of sale and delivery of merchandise, net of allowances for estimated future returns. We present sales, net of sales taxes, in our Consolidated Statements of Operations and Comprehensive Income (Loss). We account for layaway sales and leased department revenue in accordance with ASC Topic No. 605, Revenue Recognition in Financial Statements. Layaway sales are recognized upon delivery of merchandise to the customer. The amount of cash received upon initiation of the layaway is recorded as a deposit liability within the line item “Other Current Liabilities” in our Consolidated Balance Sheets. Store value cards (gift cards and store credits issued for merchandise returns) are recorded as a liability at the time of issuance, and the related sale is recorded upon redemption.

We estimate and recognize store value card breakage income in proportion to actual store value card redemptions and record such income in the line item “Other Income, Net” in our Consolidated Statements of Operations and Comprehensive Income (Loss). We determine an estimated store value card breakage rate by continuously evaluating historical redemption data. Breakage income is recognized on a monthly basis in proportion to the historical redemption patterns for those store value cards for which the likelihood of redemption is remote.

Inventory. Our inventory is valued at the lower of cost or market using the retail inventory method. Under the retail inventory method, the valuation of inventory and the resulting gross margin are determined by applying a calculated cost to retail ratio to the retail value of inventory. The retail inventory method is an averaging method that results in valuing inventory at the lower of cost or market provided markdowns are taken timely to reduce the retail value of inventory. Inherent in the retail inventory method calculation are certain significant management judgments and estimates including merchandise markon, markups, markdowns and shrinkage, which significantly impact the ending inventory valuation as well as the resulting gross margin. Management believes that our retail inventory method provides an inventory valuation which approximates cost using a first-in, first-out assumption and results in carrying value at the lower of cost or market. We reserve for aged inventory based on historical trends and specific identification. Our aged inventory reserve contains uncertainties as the calculations require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. A 1% change in the dollar amount of markdowns would have impacted net income by approximately $1 million for Fiscal 2012.

Typically, estimates are used to record inventory shrinkage at retail stores for the first three quarters of a fiscal year. Actual physical inventories are typically conducted during the fourth quarter to calculate actual shrinkage. While we make estimates on the basis of the best information available to us at the time the estimates are made, over accruals or under accruals of shrinkage may be identified as a result of the physical inventory counts, requiring fourth quarter adjustments. During the fourth quarter of Fiscal 2012, Fiscal 2011 and Fiscal 2010 we recorded shrinkage adjustments of $7.5 million, $5.7 million and $2.8 million, respectively, as a result of actual shrink being less than what we had estimated.

Long-Lived Assets. We test for recoverability of long-lived assets in accordance with Topic 360 whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. This includes performing an analysis of anticipated undiscounted future net cash flows of long-lived assets. If the carrying value of the related assets exceeds the undiscounted cash flow, we reduce the carrying value to its fair value, which is generally calculated using discounted cash flows. The recoverability assessment related to these store-level assets requires judgments and estimates of future revenues, gross margin rates and store expenses. We base these estimates upon our past and expected future performance. We believe our estimates are appropriate in light of current market conditions. Future adverse changes in market conditions or poor operating results of underlying assets could result in losses or an inability to recover the carrying value of the assets that may not be reflected in an asset’s current carrying value, thereby possibly requiring an impairment charge in the future. During Fiscal 2012, Fiscal 2011 and Fiscal 2010, we recorded $5.2 million, $1.2 million and $2.0 million, respectively, in impairment charges related to long-lived assets (exclusive of finite-lived intangible assets).

Intangible Assets. On April 13, 2006, BCFWC became a wholly-owned subsidiary of the Company as a result of the Merger Transaction which was financed by a combination of borrowings under our senior secured credit facilities, the issuance of senior notes and senior discount notes and the equity investment of affiliates of Bain Capital and management. The purchase price, including transaction costs, was approximately $2.1 billion. All assets and liabilities were recorded at fair value on the acquisition date, including identifiable intangible assets separate from goodwill. Identifiable intangible assets include tradenames, and net favorable lease positions. The fair values and useful lives of identified intangible assets are based on many factors, including estimates and assumptions of future operating performance, estimates of cost avoidance, the specific characteristics of the identified intangible assets and our historical experience. Goodwill represents the excess of cost over the fair value of net assets acquired.

On at least an annual basis, or more frequently if an event occurs or circumstances change that would more likely than not indicate that the fair value is less than their respective carrying amounts, we evaluate the carrying value of our tradenames for impairment, which we consider to be indefinite-lived intangible assets to their estimated fair value. The determination of fair value is made using the “relief from royalty” valuation method. Inputs to the valuation model include:

•	future revenue and profitability projections associated with the tradenames;

•

estimated market royalty rates that could be derived from the licensing of our tradenames to third parties in order to establish the cash flows accruing to our benefit as a result of ownership of the tradenames; and

•	rate used to discount the estimated royalty cash flow projections to their present value (or estimated fair value) based on the risk and nature of our cash flows.

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, we did not record any impairment charges related to our indefinite-lived intangible assets. At the Fiscal 2012 annual impairment test date, the above-noted conclusion that no indication of intangible asset impairment existed at the test date would not have changed had the test been conducted assuming: (i) a 100 basis point increase in the discount rate used to discount the aggregate estimated cash flows of our assets to their net present value in determining their estimated fair values (without any change in the aggregate estimated cash flows of our intangibles), (ii) a 100 basis point decrease in the terminal period growth rate without a change in the discount rate of each intangible, or (iii) a 10 basis point decrease in the royalty rate applied to the forecasted net sales stream of our assets.

Based on our sensitivity analysis, we do not believe that the indefinite lived intangible balance is at risk of impairment at the end of the fiscal year because the fair values are substantially in excess of the carrying values. However, indefinite-lived intangible impairment charges may be recognized in future periods to the extent changes in factors or circumstances occur, including deterioration in the macroeconomic environment, deterioration in the retail industry, deterioration in our performance or our future projections, or changes in our plans for one or more indefinite-lived intangible asset.

Our favorable leases, which were recorded as a result of purchase accounting related to the April 2006 Merger Transaction, are considered finite-lived intangible assets and are amortized over their respective lease terms. They are reviewed for impairment whenever circumstances change, in conjunction with the impairment testing of our long-lived assets as described above. If the carrying value is greater than the respective estimated fair value, we then determine if the asset is impaired, and whether some, or all, of the asset should be written off as a charge to operations, which could have a material adverse effect on our financial results. Impairment charges of $6.3 million and $0.1 million were recorded related to our favorable leases during Fiscal 2012 and Fiscal 2011, respectively, and are included in the line item “Impairment Charges—Long-Lived Assets” in our Consolidated Statements of Operations and Comprehensive Income (Loss). There were no impairment charges related to our finite-lived intangible assets during Fiscal 2010.

Goodwill. Goodwill represents the excess of cost over the fair value of net assets acquired. Topic No. 350 requires periodic tests of the impairment of goodwill. Topic No. 350 requires a qualitative and quantitative comparison, on at least an annual basis, or more frequently if an event occurs of circumstances change that would more likely than not indicate that the fair value is less than its respective carrying amounts, of the net book value of the assets and liabilities associated with a reporting unit, including goodwill, with the fair value of the reporting unit, which corresponds to the discounted cash flows of the reporting unit, in the absence of an active market. Our impairment analysis includes a number of assumptions around our future performance, which may differ from actual results. When this comparison indicates that impairment exists, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of these assets. Our annual goodwill impairment review is typically performed during the beginning of May of the fiscal year. There were no impairment charges recorded on the carrying value of our goodwill during Fiscal 2012, Fiscal 2011 and Fiscal 2010.

In Fiscal 2012, goodwill had a fair value that exceeded its carrying value by at least 65%. We performed a sensitivity analysis on our weighted average cost of capital and we determined that a 100 basis point increase in the weighted average cost of capital would not have resulted in any of our goodwill’s implied fair value being less than its carrying value. Additionally, a 100 basis point decrease in the terminal growth rate used for each reporting unit would also not have resulted in any of our goodwill’s implied fair value being less than their carrying value.

Insurance Reserves. We have risk participation agreements with insurance carriers with respect to workers’ compensation, general liability insurance and health insurance. Pursuant to these arrangements, we are responsible for paying individual claims up to designated dollar limits. The amounts included in our costs related to these claims are estimated and can vary based on changes in assumptions or claims experience included in the associated insurance programs. For example, changes in legal trends and interpretations, as well as changes in the nature and method of how claims are settled, can impact ultimate costs. An increase in workers’ compensation claims by employees, health insurance claims by employees or general liability claims may result in a corresponding increase in our costs related to these claims. Insurance reserves amounted to $52.4 million and $49.6 million at February 2, 2013 and January 28, 2012, respectively.

Income Taxes. We account for income taxes in accordance with Topic No. 740. Our provision for income taxes and effective tax rates are based on a number of factors, including our income, tax planning strategies, differences between tax laws and accounting rules, statutory tax rates and credits, uncertain tax positions, and valuation allowances, by legal entity and jurisdiction. We use significant judgment and estimations in evaluating our tax positions. Topic No. 740 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Topic No. 740 requires that we recognize in our consolidated financial statements the impact of a tax position taken or expected to be taken in a tax return, if that position is “more likely than not” of being sustained upon examination by the relevant taxing authority, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Additionally, Topic No. 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

U.S. federal and state tax authorities regularly audit our tax returns. We establish tax reserves when it is considered more likely than not that we will not succeed in defending our positions. We adjust these tax reserves, as well as the related interest and penalties, based on the latest facts and circumstances, including recently published rulings, court cases, and outcomes of tax audits. To the extent our actual tax liability differs from our established tax reserves our effective tax rate may be materially impacted. While it is often difficult to predict the final outcome of, the timing of, or the tax treatment of any particular tax position or deduction, we believe that our tax reserves reflect the most likely outcome of known tax contingencies.

We record deferred tax assets and liabilities for any temporary differences between the tax reflected in our consolidated financial statements and tax presumed rates. We establish valuation allowances for our deferred tax assets when we believe it is more likely than not that the expected future taxable income or tax liabilities thereon will not support the use of a deduction or credit. For example, we would establish a valuation allowance for the tax benefit associated with a loss carryover in a tax jurisdiction if we did not expect to generate sufficient taxable income to utilize the loss carryover.

Common Stock Valuation and Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation (Topic 718), which establishes accounting for equity instruments exchanged for employee services. Under the provisions of this statement, our stock-based compensation expense is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the employee’s requisite service period (generally the vesting period of the equity grant). We recognize compensation expense based on the estimated grant date fair value using a Monte Carlo simulation-based option-pricing model. The determination of the grant date fair value of options calculated using an option-pricing model is affected by a number of assumptions, such as our estimated common stock fair value, our expected stock price volatility over the expected term of the options, risk-free interest rates and expected dividends. As a result, if any of the inputs or assumptions used in the option pricing model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. Future stock-based compensation cost will increase when we grant additional equity awards. Modifications, cancellations or repurchases of awards may require us to accelerate any remaining unearned stock-based compensation cost or incur additional cost.

The fair value of our Class A and Class L common stock underlying our options was initially determined by the Board of Directors in April 2006 in connection with our going private transaction. The key assumption in determining the fair value of stock-based awards on the date of grant is the fair value of the underlying common stock. This fair value determination was made by the Board of Directors and was based on consideration of management’s estimates of projected financial performance, which included consideration of a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the AICPA Practice Aid. This valuation relied on a determination of enterprise value based on market multiples demonstrated explicitly by the going private transaction and on the probability weighted expected return method (“PWERM”) for the allocation of the value of the invested capital to the two classes of stock. The fair values of our Class A and Class L common stock for dates subsequent to April 2006 were determined by the Board of Directors after consideration of management’s estimates of projected financial performance, which included consideration of a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the AICPA Practice Aid, which valuation was performed using an option pricing method in lieu of the PWERM. These valuations relied on a determination of enterprise value based on a discounted present value of our projected cash flows in future periods as well as market multiples based on our peers. These fair value determinations were considered by our Board of Directors in connection with a number of additional option and restricted stock grants to our employees during the respective periods.

The total equity value at each valuation date was allocated to Class A and Class L common stock based on the option pricing methodology, which involved a forward-looking analysis of possible future exit valuations based on a range of multiples of earnings before interest, taxes, depreciation, amortization, straight line rent expense, stock compensation expense, transaction costs expensed in connection with acquisitions completed in the respective periods (including costs associated with our going private transaction), sponsor managements fee and the annual expense associated with certain long-term incentive plans other than stock options (which we refer to for these purposes as “valuation”) at various future exit dates, the estimation of future and present values under each outcome and the application of a probability factor to each outcome. Returns to each class of stock as of each possible future exit date and under each valuation multiple scenario were calculated by (i) first allocating equity value to the Class L shares up to the amount of their preferential distribution amount at the assumed exit date and (ii) allocating any residual equity value to the Class A and Class L shares on a participating basis.

The significant assumptions underlying the common stock valuations at each grant date were as follows:

				Discounted Cash Flow
Valuation Date	Fair Value Per Common Share		Market Approach Valuation Multiples	Perpetuity Growth Rate	Discount Rate(1)	Valuation Multiple	Weighted Average Years to Exit
	A	L
February 24, 2011	$—	$51.40	4.7	3.0%	11.0%	6.8	2.0
February 25, 2012	$—	$89.88	4.5	3.0%	10.0%	6.8	1.8
March 2, 2013	$—	$49.75	4.5	3.0%	10.0%	6.3	2.0

(1)	Represents the weighted average cost of capital.

Determination of the Fair Value of Common Stock

The following table sets forth all stock option grants and grants of restricted stock from April 28, 2012 through the date of this prospectus.

Stock Options:

Date of Grant*	Number of Units(1)	Price/ Unit	Fair Value of Common Stock at Grant Date	Intrinsic Value
5/21/2012	3,334	$65.00	$89.88	$24.88
5/21/2012	1,666	$120.00	$89.88	$0.00
5/22/2012	21,970	$65.00	$89.88	$24.88
5/22/2012	5,530	$120.00	$89.88	$0.00
5/24/2012	1,334	$65.00	$89.88	$24.88
5/24/2012	666	$120.00	$89.88	$0.00
5/30/2012	2,334	$65.00	$89.88	$24.88
5/30/2012	1,166	$120.00	$89.88	$0.00

	38,000

8/2/2012	667	$65.00	$89.88	$24.88
8/2/2012	333	$120.00	$89.88	$0.00
9/18/2012	2,667	$65.00	$89.88	$24.88
9/18/2012	1,333	$120.00	$89.88	$0.00
9/26/2012	667	$65.00	$89.88	$24.88
9/26/2012	333	$120.00	$89.88	$0.00
9/27/2012	667	$65.00	$89.88	$24.88
9/27/2012	333	$120.00	$89.88	$0.00
10/23/2012	667	$65.00	$89.88	$24.88
10/23/2012	333	$120.00	$89.88	$0.00

	8,000

11/12/2012	1,334	$65.00	$89.88	$24.88
11/12/2012	666	$120.00	$89.88	$0.00
11/27/2012	667	$65.00	$89.88	$24.88
11/27/2012	333	$120.00	$89.88	$0.00
11/30/2012	667	$65.00	$89.88	$24.88
11/30/2012	333	$120.00	$89.88	$0.00
1/2/2013	667	$65.00	$89.88	$24.88
1/2/2013	333	$120.00	$89.88	$0.00
1/7/2013	1,000	$65.00	$89.88	$24.88
1/7/2013	500	$120.00	$89.88	$0.00
1/10/2013	1,000	$65.00	$89.88	$24.88
1/10/2013	500	$120.00	$89.88	$0.00
1/15/2013	2,667	$65.00	$89.88	$24.88
1/15/2013	1,333	$120.00	$89.88	$0.00

	12,000

Date of Grant*	Number of Units(1)	Price/ Unit	Fair Value of Common Stock at Grant Date	Intrinsic Value
5/21/2013	6,000	$50.00	$100.00	$50.00
5/22/2013	9,500	$50.00	$100.00	$50.00
5/29/2013	1,000	$50.00	$100.00	$50.00
6/4/2013	2,500	$50.00	$100.00	$50.00
6/17/2013	92,000	$50.00	$100.00	$50.00
6/18/2013	3,500	$50.00	$100.00	$50.00
6/20/2013	32,000	$50.00	$100.00	$50.00
6/21/2013	15,000	$50.00	$100.00	$50.00
6/24/2013	3,500	$50.00	$100.00	$50.00
6/25/2013	500	$50.00	$100.00	$50.00

	165,500

Restricted Stock Grants
5/22/2012	2,500	n/a	$61.12	n/a
5/22/2012	2,500	n/a	$61.12	n/a

	5,000

(1)	Each unit consists of nine shares of Class A common stock and one share of Class L common stock.
*	Vesting of Units. All options have an expiration date that is ten years after the issue date and each grant has a five year vesting period commencing on the grant date except for 145,000 of special one-time options granted in June 2013 which vest over a five year period commencing on the date which is the day after the vesting of all other options held by the grantee which were granted prior to May 2013 and remained outstanding and unvested as of the date of grant.
**	Currently being valued.

The Company’s policy is to obtain a valuation from a third party appraisal firm at least annually, or more frequently if necessary. The Company has historically obtained this valuation as of the last day of the fiscal month of February.

As of February 25, 2012, the Board of Directors of the Company, taking into consideration the valuation of a third party appraisal firm, determined the value of the Company’s stock to be $89.88 per share. This valuation was based equally on the income approach, using the Company’s 10 year projections as well as a market approach. The 10 year projections used in the valuation were based on the Company’s financial plan, adjusted for the company’s most recent financial performance and the lack of a public market for the underlying stock.

During the year, the Company and its Board of Directors, considered its financial performance and all of the assumptions underlying its latest valuation and determined that there was no need to update any interim valuation.

As of March 2, 2013, the Board of Directors of the Company updated its valuation, taking into consideration the valuation of a third party appraisal firm. This update resulted in a decrease in the value of the Company’s stock decreasing from $89.88 to $49.75 per share. The decrease in the value of the Company’s underlying stock was primarily driven by the fact that the Company issued $350 million of the Holdco notes and used the proceeds to pay a dividend to the holders of the parent company in the amount of $336.0 million, which equated to $64.82 per outstanding share. This was partially offset by the reduction of long term debt during the fourth quarter of Fiscal 2012.

The Company believes that the primary reasons for the increase in fair value of the Company’s common stock from the per unit value of the May and June 2013 grants used for second quarter stock compensation expense to the price range set forth on the cover page of this prospectus are:

1.	The Company’s financial performance has continued to improve through the end of the second quarter.

2.	The equity markets in general and the consumer sector have both experienced significant valuation appreciation during 2013.

3.	The Company expects to reduce its debt burden with the use of proceeds from the IPO. The reduction in debt positively impacts the multiple utilized by the underwriters in determining the preliminary IPO offering price. The Company’s valuations for its March, May and June 2013 grants did not assume a reduction in debt.

4.	Finally, the Company believes that the marketability discount associated with being a private company will no longer apply after this offering and is reflected in an increase in the fair market value per share of its common stock.

Recent Accounting Pronouncements

On February 28, 2013, the FASB issued Account Standards Update No. 2013-04, “Joint and Several Obligations,” (ASU 2013-04). In accordance with ASU 2013-04, an entity is required to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. Required disclosures include a description of the joint and several arrangement and the total outstanding amount of the obligation for all joint parties. ASU 2013-04 is effective for all annual and interim periods in fiscal years beginning after December 15, 2013. However, early adoption is permitted. The Company has elected not to early adopt in the current fiscal year and does not expect ASU 2013-04, once adopted, to have a material impact on the Company’s consolidated financial position or results of operations.

There were no other new accounting standards that had a material impact on the Company’s Condensed Consolidated Financial Statements during the three month period ended May 4, 2013 and there were no new accounting standards or pronouncements that were issued but not yet effective as of May 4, 2013 that the Company expects to have a material impact on its consolidated financial position or results of operations upon becoming effective.

Fluctuations in Operating Results

We expect that our revenues and operating results may fluctuate from fiscal quarter to fiscal quarter or over the longer term. Certain of the general factors that may cause such fluctuations are discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Seasonality

Our business is subject to seasonal influences. In the second half of the year, which includes the back-to-school and year-end holiday seasons, we generally realize higher levels of sales and income. Weather, however, continues to be a contributing factor to our sales. Generally, our sales are higher if the weather is cold during the Fall and warm during the early Spring.

Inflation

We do not believe that our operating results have been materially affected by inflation during Fiscal 2012, Fiscal 2011, or Fiscal 2010. Historically, as the costs of merchandising and related operating expenses have increased, the Company has been able to mitigate the effect of such impact on the Company’s operations.

The U.S. retail industry continues to face increased pressure on margins as commodity prices increase and the overall challenging retail conditions have led consumers to be more value conscious. Our “open to buy” paradigm, in which we purchase both pre-season and in-season merchandise, allows us the flexibility to purchase less pre-season with the balance purchased in-season and opportunistically. It also provides us the flexibility to shift purchases between suppliers and categories. This enables us to obtain better terms with our suppliers which we expect to help offset the expected rising costs of goods.

Market Risk

We are exposed to market risks relating to fluctuations in interest rates. Our senior secured credit facilities contain floating rate obligations and are subject to interest rate fluctuations. The objective of our financial risk management is to minimize the negative impact of interest rate fluctuations on our earnings and cash flows. Interest rate risk is managed through the use of a combination of fixed and variable interest debt as well as the periodic use of interest rate cap agreements.

As more fully described in Note 8 to our February 2, 2013 Consolidated Financial Statements entitled, “Derivatives and Hedging Activities,” we enter into interest rate cap agreements to manage interest rate risks associated with our long-term debt obligations. Gains and losses associated with these contracts are accounted for as interest expense and are recorded under the caption “Interest Expense” on our Consolidated Statements of Operations and Comprehensive Income (Loss). We continue to have exposure to interest rate risks to the extent they are not hedged.

Off-Balance Sheet Transactions

Other than operating leases consummated in the normal course of business and letters of credit, as more fully described above under the caption “Certain Information Concerning Contractual Obligations,” we are not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material current or future impact on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks as part of our ongoing business operations. Primary exposures include changes in interest rates, as borrowings under our ABL Line of Credit and Senior Secured Term Loan Facility bear interest at floating rates based on LIBOR or the base rate, in each case plus an applicable borrowing margin and investing activities. The Senior Secured Term Loan Facility interest is also dependent on the LIBOR, prime rate, and the federal funds rate as further discussed in Note 3 to our February 2, 2013 Consolidated Financial Statements entitled “Long Term Debt.”

We will manage our interest rate risk by balancing the amount of fixed-rate and floating-rate debt and through the use of interest rate cap agreements. For fixed-rate debt, interest rate changes do not affect earnings or cash flows. Conversely, for floating-rate debt, interest rate changes generally impact our earnings and cash flows, assuming other factors are held constant.

At May 4, 2013, we had $817.8 million principal amount of fixed-rate debt and $863.6 million of floating-rate debt. Based on $863.6 million outstanding as floating-rate debt, an immediate increase of one percentage point, excluding the interest rate caps, would cause an increase to cash interest expense of approximately $8.6 million per year, resulting in $8.6 million less in our pre-tax income. This sensitivity analysis assumes our mix of financial instruments and all other variables will remain constant in future periods. These assumptions are made in order to facilitate the analysis and are not necessarily indicative of our future intentions.

If a one percentage point increase in interest rates were to occur over the next four quarters excluding the interest rate cap, such an increase would result in the following additional interest expenses (assuming current borrowing level remains constant):

Floating Rate Debt	Principal Outstanding at May 4, 2013	Additional Interest Expense Q2 2013	Additional Interest Expense Q3 2013	Additional Interest Expense Q4 2013	Additional Interest Expense Q1 2014
	(in thousands)
Senior Secured Term Loan Facility	$863,572	$2,160	$2,155	$2,151	$2,146

We have two interest rate cap agreements for a maximum principal amount of $900.0 million which limit our interest rate exposure to 7% on our first $863.6 million of borrowings under our variable rate debt obligations. If interest rates were to increase above the 7% cap rates in effect as of May 4, 2013, for a full fiscal year, then our maximum interest rate exposure would be $13.1 million assuming constant borrowing levels of $900.0 million. Currently, we have unlimited interest rate risk related to our variable rate debt in excess of $900 million. As of May 4, 2013, the borrowing rate related to our Senior Secured Term Loan Facility was 5.5%.

Our ability to satisfy our interest payment obligations on our outstanding debt will depend largely on our future performance, which, in turn, is in part subject to prevailing economic conditions and to financial, business and other factors beyond our control. If we do not have sufficient cash flow to service our interest payment obligations on our outstanding indebtedness and if we cannot borrow or obtain equity financing to satisfy those obligations, our business and results of operations will be materially adversely affected. We cannot be assured that any replacement borrowing or equity financing could be successfully completed.

A change in interest rates generally does not have an impact upon our future earnings and cash flow for fixed-rate debt instruments. As fixed-rate debt matures, however, and if additional debt is acquired to fund the debt repayment, future earnings and cash flow may be affected by changes in interest rates. This effect would be realized in the periods subsequent to the periods when the debt matures.

BUSINESS

Company Overview

Founded in 1972, we are a national off-price retailer of high quality branded apparel, operating 503 stores, inclusive of an internet store, in 44 states and Puerto Rico. We are a market leader in the fast growing off-price retail channel. We offer our merchandise using an EDLP model with savings up to 60-70% off department and specialty store regular prices. We provide our customers an extensive selection of better and moderate, fashionable branded product in women’s ready-to-wear apparel, menswear, youth apparel, baby products, footwear, accessories, home goods and coats. We feature merchandise from over 3,500 vendors, with a focus on major nationally-recognized brands. This vendor breadth provides our customers with a “treasure hunt” experience of searching for great brands at great value.

Our average store size is approximately 80,000 square feet, which is two to three times the size of our largest off-price competitors’ stores. Our larger store size has allowed us to offer more categories and substantially more breadth in each product category than our off-price competitors and to establish ourselves as a destination for select categories, including coats, youth and baby, special-occasion dresses and men’s tailored apparel. We believe that our leadership in the off-price channel in select categories and our broad and diverse merchandise offering allow our stores to attract customers from beyond their local trade areas.

Large and Growing Off-Price Channel

We operate within the large and growing off-price channel in the United States. According to The NPD Group, the off-price apparel channel grew at a 5% CAGR during the three years ending December 2012. Over that period, sales in the off-price channel have grown over 10 times faster than the department store and national chain channels. We believe that the increasing demand for the off-price channel will continue to be driven by consumers’ growing focus on, and preference for, the value available at off-price retailers.

Our Competitive Strengths

Leading Destination for On-Trend, Branded Merchandise at a Great Value

We offer a broad and compelling assortment of on-trend, branded apparel and related merchandise. Our average store size is approximately 80,000 square feet, which is two to three times the size of our largest off-price competitors’ stores, allowing us to carry substantially more breadth in each product category, including branded apparel for various lifestyles, fashion preferences and sizes. We have a long heritage of leadership in select core categories including coats, youth and baby, special-occasion dresses and men’s tailored apparel. We employ a broad merchandising strategy that provides the customer with a wide range of choices and a limited number of units per style, which fosters a sense of scarcity and urgency to purchase now. The frequent arrival of new merchandise to our stores encourages our customers to return to our stores regularly.

Compelling Value and Every Day Low Price Model

We employ an Every Day Low Price model that offers customers savings of up to 60-70% off department and specialty store regular prices. Our price tags feature a “compare at” price, indicating the savings for the customer. We believe our EDLP approach contributes to a simpler and better value proposition by eliminating the customer’s need to wait for sales, use coupons or participate in loyalty programs to realize savings.

Flexible Off-Price Sourcing and Merchandising Model

We aim to purchase the majority of our merchandise in-season, with our merchants spending time weekly “in-market,” buying on-site from vendors, to take advantage of the latest fashion trends. We seek to optimize our “open-to-buy,” which is the portion of our inventory receipt budget that remains “unbought” at any given point. We believe, as a result of how we manage our open-to-buy position, our merchants are able to execute compelling purchases opportunistically from our vendors. We have long-standing relationships with thousands of leading vendors, including many of the world’s largest apparel manufacturers, and no one vendor accounts for more than 4% of our merchandise. We believe that merchandise vendors, including those with whom we work, increasingly view off-price retail as an attractive channel through which to reach their customers.

We consistently evaluate new vendors to add to our stores and review existing vendors to ensure that we have access to the best products and brands at great value. We believe that our in-season buying strategy and broad vendor relationships allow us to provide our customers with consistently fresh, on-trend and high quality offerings across a broad range of categories.

Attractive Store Economics

We have a proven and attractive store model that generates strong cash flow and consistent store-level financial results. We have opened an average of 23 new stores per year since 2006 and our new stores have an average payback period of less than three years. Over 98% of our stores are profitable on a store-level cash flow basis, and we believe we have considerable room to grow profitability. Our stores have been successful in varying geographic regions, population densities, store footprint sizes and real estate settings. We believe our robust store model, reinforced by our sophisticated site selection process and in-store execution drives consistent performance across our store base.

Proven Management and Merchant Team with Off-Price Retail Experience

We have assembled a strong and empowered management team with a median experience of 24 years in the retail industry and a median tenure of five years with us. Our management team has complementary experiences across a broad range of disciplines in the retail industry, including at other leading off-price retailers, department stores and specialty stores. Our management team, through our incentive equity plan, is aligned with the objectives of our stockholders.

Recent Strategic Initiatives

In December 2008, we hired Tom Kingsbury as President and CEO to help define and lead our transformation. Since then, we have made significant investments in people, processes and systems to transform our business. We believe that we are in the early stages of realizing the return on these investments, which we expect will result in accelerated growth and enhanced profitability.

Assembled a Talented, Experienced Management Team

Under Tom’s leadership, we have assembled a proven and successful management team with significant retail and off-price experience from various best-in-class retailers. We have placed five of our top eight executives in their current roles, including those leading the merchandising, marketing, merchandise planning and allocation, supply chain, and human resources functions. Most recently, in 2012, we hired Paul Metcalf as our Chief Merchandising Officer to oversee and enhance the execution of our merchandising model.

Refined Our Off-Price Model through Improved Buying, Inventory Management and Supply Chain Investment

We have refined and improved our execution of our off-price model and redesigned our merchant organization to provide more clear and distinct roles where our buyers focus primarily on buying and the support team focuses on planning and allocation, and we now have information systems that support data-driven decisions for both. We have also made significant investments to upgrade talent across these functions. We have increased our portion of in-season versus pre-season buys to increase the freshness of our merchandise offering. This strategy puts us more in line with our primary off-price competitors, as opposed to department stores, which primarily purchase pre-season. In part due to this focus on inventory freshness and providing great values, from May 31, 2008 to February 2, 2013 our comparable store inventory turnover increased by 52% and our inventory aged 90 days or older decreased by 43%.

We have improved our access to the highest quality nationally-branded products through our network of 3,500 vendors. We have renewed our emphasis on buyers spending time interacting face-to-face with new and existing vendors and on continuously evaluating fashion trends and emerging businesses. Over the last two years, we have invested in our supply chain infrastructure to support our off-price buying model. We expect to continue to invest in our supply chain infrastructure to facilitate our ongoing growth. In addition to our East Coast buying presence, we are opening a West Coast buying office this year to better enable access to vendors in that region. We are focusing on brands relevant to our customers, which we believe will drive traffic to our stores. In order to improve our buying decisions, we formalized a new framework that we believe will help our merchants continue to deliver great brands and great values to our customers.

Invested in Technology and Systems to Drive Growth and Improve Efficiency

Since 2009, we have also invested approximately $36 million in new, best-in-class information technology and merchandising systems solutions across our business functions to enhance the consistency of our execution and to improve the scalability of these functions across a growing store base. We believe our new merchandise planning and customized, in-house allocation systems, combined with our recent focus on developing the capability to localize inventory allocation, will help us to improve sales and margins by ensuring that we plan and allocate the right product to the right store at the right time. Our business intelligence system provides improved data visibility and allows us to identify trends to which our merchandising team can opportunistically respond. Our markdown optimization system is designed to maximize sales and total margin dollars by recommending markdowns at the style and color level to achieve defined sell-through targets and exit dates.

Built Data-Driven Testing Culture To Ensure Successful Rollout of New Initiatives

In addition to our investments in specific systems, our management team has built a strong data-driven testing culture. We regularly launch tests of new initiatives and rigorously measure effectiveness prior to chain-wide rollout. For example, in 2012, we tested a new in-store merchandising fixture for kids’ and men’s shoes. After observing significant sales lift, we are rolling this fixture out in all existing stores and our new stores. Our improved testing capability has begun to enable us to drive growth in an increasingly predictable manner while minimizing distraction to our store team.

Sharpened Focus on Our Core Female Customer

We have focused on better serving our core female customer: a brand-conscious fashion enthusiast, aged 25-49, with an average annual household income of $25,000-$75,000, by improving and expanding our offerings for her and by building on our strength in categories for her family, such as youth and baby, special occasions and menswear. We launched a new marketing campaign that specifically targeted our core customer and continue to refine our efforts to increase the frequency of her visits and average spend. As an early indicator of the success of this initiative, the Fiscal 2012 comparable store sales growth for women’s ready-to-wear apparel (excluding coats), our single largest product category, was approximately 7.8%.

Introduced Program to Improve Customer Experience and Store Operations

We aim to deliver an easy and consistent customer experience. We have significantly enhanced the store experience and ease of shopping at all of our stores by simplifying our merchandise presentation, implementing a comprehensive program focused on offering more brands and styles and improving store navigation. We have accomplished this by utilizing clear way-finding signs and distinct product signage, highlighting key brands and new arrivals, improving organization of the floor space, reducing rack density, facilitating quicker checkouts and delivering better customer service. We have made particular improvements in product size visibility, queuing and fitting rooms.

To ensure consistent execution of our customer experience priorities, we have improved our store associate training, reorganized and strengthened our field management organization, implemented a store labor scheduling system and revamped our employee satisfaction program. In addition, since 2009 we have hired more than 200 new store managers from outside our organization, many from best-in-class retailers including our competition. These initiatives have better aligned store management and labor staffing to operational priorities, improved the customer experience and resulted in approximately a 350 basis point reduction in store payroll as a percentage of sales from 2008 through 2012.

Our improved customer experience, in conjunction with more consistent in-store execution, enabled us to achieve 71% overall customer satisfaction in 2012, a 20-point improvement since we began tracking this metric in 2008. We have also implemented operational audits to measure performance against clearly defined operational standards. To date, stores that have achieved higher audit scores have generated higher comparable store sales.

Refreshed Our Existing Store Base

Sixty percent of our stores are new or have been refreshed, remodeled or relocated since 2006. In our refreshed and remodeled stores, we have incorporated: new flooring, painting, lighting and graphics, relocated our fitting rooms to maximize productive selling space and made various other improvements as necessary on a store-by-store basis. We continue to invest in store refreshes and remodels on a store-by-store basis where appropriate, taking into consideration the age, sales and profitability of a store and the potential customer satisfaction improvement.

Enhanced Real Estate Analysis and New Store Selection Process

We have reengineered our new store development process to utilize more sophisticated criteria for real estate site selection and to reduce our total new store investment. Our real estate process consists of a review of demographics, population density, cannibalization impact, traffic patterns, competitive dynamics, co-tenancy considerations and ease of access, in order to meet acceptable return criteria. We have partnered with landlords to increase the landlord funded tenant improvements in new stores and have improved our opening inventory to increase cash-on-cash returns. Under our enhanced real estate selection process, we opened 15 new stores in Fall 2011 and 6 new stores in Spring 2012, which, on average, have performed in line with their initial sales projections during their first full year of operation.

Our Growth Strategies

We believe there are significant opportunities to drive sustainable sales and margin growth. We believe each of the initiatives discussed above will play an important role in our ability to execute on our growth strategies, given the recency of their implementation as shown in the below timeline.

Summary of Strategic Initiative	Timing of Implementation
Assembled a talented, experienced management team	• The current management team has been built over the past five years • Recent additions include our Chief Marketing Officer (June 2011) and Chief Merchandising Officer (April 2012)

Summary of Strategic Initiative	Timing of Implementation
Refined our off-price model through improved buying, inventory management and supply chain investment

•   The buying model has been refined over the past four to five years resulting in continual improvements in execution

•   Median tenure of our general and division merchandising managers with us is approximately 2 years

Invested in technology and systems to drive growth and improve efficiency

•   Merchandise planning system implementation completed in August 2011

•   Merchandise allocation system enhancements completed in July 2012

•   Markdown optimization system rollout to most categories was completed in August 2012 with remaining areas to be completed in Fall 2013

Built data-driven testing culture with robust measurements of results to ensure successful rollout of new initiatives	• Began running initial tests in late 2011

Sharpened focus on our core female customer

•   As part of the preparation for the launch of our refocused marketing campaign in Spring 2011, we increased emphasis on gathering customer insights and data

•   Continue to tailor our marketing on an ongoing basis to better cater to our core customer

Introduced program to improve customer experience and store operations

•   We increased our focus on customer service beginning in 2010; however, many specific initiatives have been implemented only in the last two years

•   As an example, we improved store navigational signage and simplified merchandising presentation in early 2012 and rolled out to the full store base later that year

•   Store operational audits began as a pilot program in Fall 2011 and rolled out to the full store base in Spring 2012

Enhanced real estate analysis and new store selection process	• Current version of our real estate site selection process has been utilized for new stores since Fall 2011

We believe these recent initiatives will enable us to execute on the following growth strategies:

Drive Comparable Store Sales Growth

We intend to build upon our comparable store sales growth momentum through the following initiatives:

•

Continue to Enhance Execution of the Off-Price Model. We plan to drive comparable store sales by ensuring that we consistently deliver fresh merchandise to our selling floors. We intend to continue to reduce comparable store inventories, which we believe will result in faster inventory turns and reduced markdowns. We regularly seek to take advantage of opportunistic buys of highly desirable branded products and key seasonal goods to sell in the current season or in a future season, which we refer to as “pack-and-hold” merchandise. We also continually use our business intelligence systems to identify sell-through rates by product, capitalize on strong performing categories, identify and buy into new fashion trends and opportunistically acquire products in the marketplace.

•

Improve Merchandising Localization. Our recent investments increasingly allow us to improve on delivering the right products to the right stores at the right time by refining our allocations of merchandise to the appropriate stores. Over time, we expect our efforts will result in an improved assortment of brands, sizes, price points and product attributes that cater to customer preferences at the store level.

•

Increase Sales of Women’s Ready-to-Wear Apparel, Shoes and Accessories. We plan to continue to improve our product offering, store merchandising and marketing focus on women’s ready-to-wear apparel, shoes and accessories to capture incremental sales from our core female customer and become a destination for her across all categories.

•

Introduction of a New Marketing Campaign for Fall of 2013. Over the past few years, our marketing initiatives have focused on communicating our core value proposition (a wide breadth of great branded values). This Fall we plan to refine our marketing campaign to develop a richer and more emotive relationship with customers while continuing to reinforce our core value proposition that we know drives customers to shop with us.

•

Open a West Coast Buying Office. We expect to open our West Coast buying office by Fall 2013 to increase our access to brands and vendors and allow us to react more quickly to attractive merchandise buying opportunities in this region. We have already begun to build a West Coast buying team in advance of the office opening.

•

Increase Our e-Commerce Sales. We have been selling to our customers online for more than a decade. We plan to leverage this heritage, along with our newly relaunched e-commerce platform, to expand our online assortment and utilize e-commerce strategies to drive incremental traffic to our stores.

Expand Our Retail Store Base

We believe there is significant opportunity to expand our retail store base in the United States. In line with recent growth, our goal is to open approximately 25 new stores annually. The stores we have opened in the last two years are among our stronger performing stores, and, aided by our enhanced real estate selection model, have the most consistent performance relative to our underwriting model. Based on a detail market-by-market analysis of internal and third-party data and our operating experience, we believe the U.S. market can support at least 1,000 stores. In addition, we continue to explore the growth potential of modified store formats that may offer incremental opportunity for growth.

Enhance Operating Margins

We intend to increase our margins through the initiatives described below.

•

Optimize Markdowns. Our new markdown system will allow us to maximize sales and gross margin dollars based on forward looking sales forecasts, sell-through targets, and exit dates. This allows us to optimize markdowns at the style and color level by store cluster.

•

Enhance Purchasing Power. We believe that our growth and new West Coast buying office will provide us with the opportunity to capture incremental buying opportunities and realize economies of scale in our merchandising and non-merchandising purchasing activities.

•	Drive Operating Leverage. We believe that we will be able to leverage our growing sales over the fixed costs of our business. In addition, we are focused on continuing to improve the efficiency of our corporate and in-store operations. Furthermore, we expect operating costs to grow less rapidly in the future as we approach the middle and latter stages of our organizational investments.

Our successful execution of these growth strategies may be affected by challenges or risks outside of our control, including but not limited to an incremental slowdown in the U.S. economy, increased competition from other retailers, and unforeseen legal or regulatory changes.

Company History

We were organized in 2013 and currently exist as a Delaware corporation. Our indirect subsidiary, BCFWC, was initially organized in 1972 as a New Jersey corporation, was reincorporated in 1983 in Delaware when the company originally became a public company and currently exists as a Delaware corporation. BCFWC became a direct, wholly-owned subsidiary of Holdings in connection with the acquisition of BCFWC on April 13, 2006 by Bain Capital in the Merger Transaction.

From our founding in 1972 until the Merger Transaction in 2006, we were substantially owned and managed by our founder, Monroe Milstein, and his family. During this time, the Company employed an off-price retail strategy that is consistent with the strategy the Company is executing today. At the time of the Merger Transaction in 2006, the Company appointed a new Chief Executive Officer and hired new merchandising senior management. Over the next two years, the Company migrated towards a hybrid department store/off-price model, which included more pre-season buying, fewer nationally-recognized brands, less variety and more depth of style, and reduced emphasis on product quality and the value proposition to the customer. We believe these changes contributed to an erosion of our operating performance, driven by reduced competitiveness of our offering relative to our peers.

In December 2008, we hired our current President and Chief Executive Officer, Tom Kingsbury, who has focused on returning to a strategy consistent with our off-price heritage and made significant investments in people, processes and systems to improve our execution of that strategy.

Properties

Our Stores

As of May 4, 2013, we operated 503 stores, inclusive of an internet store. Over 99% of our net sales are derived from our BCF stores. We believe that our customers are attracted to our stores principally by the availability of a large assortment of first-quality current brand-name merchandise at everyday low prices.

In some of our stores, we grant unaffiliated third parties the right to use designated store space solely for the purpose of selling such third parties’ goods, including items such as fragrances and jewelry. During Fiscal 2012, our rental income from all such arrangements aggregated less than 1% of our total revenues. We do not own or have any rights to any trademarks, licenses or other intellectual property used in connection with the brands sold by such unaffiliated third parties.

We believe the size of our typical store represents a competitive advantage. Our average store size is approximately 80,000 square feet, occupying significantly more selling square footage than most off-price or specialty store competitors. Major landlords frequently seek us as a tenant because the appeal of our apparel merchandise profile attracts a desired customer base and because we can take on larger facilities than most of our competitors. In addition, we have built long-standing relationships with major shopping center developers.

Our store base is geographically diversified with stores located in 44 states and Puerto Rico.

State	Number of Stores	State	Number of Stores	State	Number of Stores
AK	2	KY	4	NV	5
AL	7	LA	9	NY	32
AR	2	MA	13	OH	19
AZ	7	MD	15	OK	3
CA	56	ME	2	OR	4
CO	6	MI	17	PA	27
CT	10	MN	5	PR	12
DE	2	MO	6	RI	4
FL	32	MS	2	SC	5
GA	16	NC	10	TN	6
IA	2	ND	1	TX	50
ID	2	NE	1	UT	2
IL	27	NH	2	VA	17
IN	11	NJ	28	WA	5
KS	5	NM	2	WI	8

Our store sales area is organized by merchandise category with flexibility to quickly expand or contract category offerings in response to changes in consumer preferences. Our typical store features open sight lines, bright overhead lighting and clear signage to promote easy navigation through the store. We highlight the best brands and freshest product in four way fixtures along the aisles with additional merchandise arranged by size in H-racks. We believe our clean, organized merchandise presentation highlights the brands, value, selection and sizing within assortments and promotes a self-service, treasure hunt experience for our customers.

Our stores are managed by our field organization, which is composed of corporate, territory, region and store-level managers. Our store managers are accountable for the sales and profitability of our stores. They are generally supported within the store by a customer service logistics manager and at the regional level by a team, led by a regional vice president and consisting of regional managers in operations, human resources, loss prevention and merchandising. The regional vice president oversees the performance of the store managers and ensures that regional functional managers are providing the support necessary for the store managers to succeed. Further, our staffing model is designed such that there is a leadership team member accountable and on duty at all times.

Store Expansion and Real Estate Strategy

We continue to explore expansion opportunities both within our current market areas and in other regions. We believe that our ability to find satisfactory locations for our stores is essential for the continued growth of our business. The opening of stores generally is contingent upon a number of factors including, but not limited to, the availability of desirable locations with suitable structures and the negotiation of acceptable lease terms. There can be no assurance, however, that we will be able to find suitable locations for new stores or that even if such locations are found and acceptable lease terms are obtained, we will be able to open the number of new stores presently planned.

We own four buildings in Burlington, New Jersey and approximately 47 acres of land on which we have constructed our 402,000 square foot corporate headquarters and distribution facility. In addition, we own approximately 50 acres of undeveloped land in Florence, New Jersey where we are planning to build a new 215,000 square foot corporate headquarters. We also own approximately 43 acres of land in Edgewater Park, New Jersey on which we have constructed a distribution center and office facility of approximately 648,000 square feet. We lease a 660,000 square foot distribution facility in San Bernardino, California and a 295,000 square foot distribution facility in Redlands, California. We also lease approximately 35,000 square feet of office space in New York City.

As of May 4, 2013, we owned the land and/or buildings for 40 of our stores and leased 462 stores. Generally, however, our policy has been to lease our stores with co-tenancy where we believe our stores will be most productive. We believe our large average store size (generally twice that of our off-price competitors) and ability to attract foot traffic enable us to secure lower rents than our primary competitors. Most of our stores are located in malls, strip shopping centers, regional power centers or are freestanding.

Our lease model generally provides for a ten year initial term with a number of five year options thereafter. Typically, our lease strategy includes landlord allowances for leasehold improvements and tenant fixtures. Store leases generally provide for fixed monthly rental payments, plus the payment, in most cases, of real estate taxes and other charges with escalation clauses. In many locations, our store leases contain formulas providing for the payment of additional rent based on sales. We believe our lease model keeps us competitive with other retailers for desirable locations.

The following table identifies the years in which store leases, existing at May 4, 2013, expire (exclusive of distribution and corporate leased locations), showing both expiring leases for which we have no renewal options available and expiring leases for which we have renewal options available. For purposes of this table, only the expiration dates of the current lease term (exclusive of any available options) are identified. Historically, we have been able to renew a large number of our expiring leases each year.

Fiscal Year Ending	Number of Leases Expiring with No Additional Renewal Options	Number of Leases Expiring with Additional Renewal Options
2013—2014	17	100
2015—2016	6	100
2017—2018	10	87
2019—2020	2	50
2021—2022	5	42
Thereafter to 2078	10	35

Total	50	414

We have a proven track record of new store expansion. Our store base has grown from 13 stores in 1980 to 503 stores, inclusive of an internet store, as of May 4, 2013. Assuming that appropriate locations are identified, we believe that we will be able to execute our growth strategy without significantly impacting our current stores. The table below shows our store openings and closings since the beginning of our fiscal year ended May 31, 2008.

	As of January 29, 2011	As of January 28, 2012	As of February 2, 2013	As of May 4, 2013
Stores (Beginning of Period)	442	460	477	500
Stores Opened	25	20	25	4
Stores Closed	(7)	(3)	(2)	(1)

Stores (End of Period)	460	477	500	503

Our new store operating model, which is based on historical store performance, assumes an average store size of 80,000 gross square feet. Our average initial net investment, which varies by site and specific store characteristics, averages $1.8 million per store and consists of store build-out costs (net of tenant improvement allowances), pre-opening expenses and average first year inventory (net of payables).

Distribution

We have two primary distribution centers that ship approximately 89% of merchandise units to our stores. The remaining 11% of merchandise units are drop shipped directly to our stores. The two distribution centers, located in Edgewater Park, New Jersey and San Bernardino, California, occupy an aggregate of 1,308,000 square feet and each include processing and storage capacity.

In addition to our two primary distribution facilities, we also operate distribution facilities in Burlington, New Jersey and Redlands, California. The Burlington facility is a 402,000 square foot facility currently used for e-commerce fulfillment, the processing and storage of goods received on hangers, and remote storage for our Edgewater Park, New Jersey distribution center. The product stored at this facility is processed and shipped through our Edgewater Park facility. The Redlands facility, which we opened in August 2011, is a 295,000 square foot facility being used primarily as remote storage for our San Bernardino distribution center. The product stored at this facility is processed and shipped out of our San Bernardino distribution center.

Location	Calendar Year Operational		Size (sq. feet)	Leased or Owned
Edgewater Park, New Jersey	2004		648,000	Owned
San Bernardino, California	2006		660,000	Leased
Burlington, New Jersey	1987	(1)	402,000	Owned
Redlands, California	2011		295,000	Leased

(1)	Distribution activities in this warehouse ceased during the Transition Period. Our current use of this warehouse commenced in Fiscal 2011.

We must continue to make investments in storage and processing to support our expected store growth over the next three to five years.

Customer Service

We are committed to providing our customers with an enjoyable shopping experience and strive to make continuous efforts to improve customer service. In training our employees, our goal is to emphasize knowledgeable, friendly customer service and a sense of professional pride. We offer our customers special services to enhance the convenience of their shopping experience, such as professional tailors, a baby gift registry and layaways.

We have empowered our store teams to provide an outstanding customer experience for every customer in every store, every day. We have streamlined processes and will continue to strive to create opportunities for fast and effective customer interactions. Our stores must reflect clean, organized merchandise presentations that highlight the brands, value, and diversity of selection within our assortments.

Our Off-Price Sourcing and Merchandising Model

Our “open to buy” off-price model enables us to provide our customers with products that are nationally branded, fashionable, high quality and priced right. Led by our new Chief Merchandising Officer, Paul Metcalf, we have an experienced team of General Merchandise Managers, Divisional Merchandise Managers and buyers focused on improving comparable store inventory turnover, inventory age and freshness of merchandise. We purchase merchandise from many suppliers, none of which accounted for more than 4% of our net purchases during Fiscal 2012. We have no long-term purchase commitments or arrangements with any of our suppliers, and believe that we are not dependent on any one supplier. We continue to have good working relationships with our suppliers.

We have designed our merchant organization so that buyers focus primarily on buying, planners focus primarily on planning, and information systems help inform data-driven decisions for both. Buyers are in market each week and focus on purchasing great products for great value. We seek to purchase a majority of our merchandise in-season. Buyers spend time interacting face-to-face with new and existing vendors and on continuously evaluating trends in the market to which we believe our customers would respond positively. In 2012, we instituted a Merchant Scorecard that rates products across four key attributes—fashion, quality, brand and price—to help formalize a framework for buying decisions.

Our merchandising model allows us to provide our customers with a wide breadth of product categories. Sales percentage by major product category is as follows:

Category	Fiscal 2010	Fiscal 2011	Fiscal 2012	Three Months Ended May 4, 2013
Women’s Ready-to-Wear Apparel	21%	22%	23%	25%
Menswear	21%	20%	20%	19%
Accessories and Footwear	20%	20%	21%	22%
Coats	9%	9%	8%	5%
Youth Apparel/Baby/Home	29%	29%	28%	29%

E-Commerce

We employ an e-commerce strategy currently focused on increasing awareness of the breadth of our merchandise selection, driving traffic to our stores and selling merchandise directly from our website. We execute our strategy through our website and through social media platforms such as Facebook, Twitter and Pinterest. In Spring 2012, we relaunched our website with more pictures, better navigation and a more modern layout to increase site traffic, conversion rates and functionality. This re-launch also included an expansion of the merchandise assortment offered to include many items in categories such as coats, Baby Depot, youth, luggage and children’s dresses and school uniforms. We also expanded the functionality of our website to include an interactive Baby Registry for our Baby Depot customers.

Customer Demographic

Our core customer is the 25-49 year-old woman. The core customer is educated, resides in mid- to large-sized metropolitan areas and is a brand conscious fashion enthusiast. This customer shops for herself, her family, and her home. We appeal to value seeking and fashion conscious customers who are price-driven but enjoy the style and fit of high-quality, branded merchandise. We have a diverse customer base that has a higher proportion of African Americans and people of Hispanic origin as well as families with kids relative to the U.S. population. These core customers are drawn to us not only by our value proposition, but also by our broad selection of styles, our brands and our highly appealing product selection for families.

Marketing and Advertising

We use a variety of broad-based and targeted marketing and advertising strategies to efficiently deliver the right message to the targeted audience at the right time. These strategies include national television and local radio advertising, direct mail, email marketing and targeted digital and magazine advertisements. Broadcast communication and reach is balanced with relevant customer contacts to increase frequency of store visits.

Management Information Systems and Processes

We utilize a combination of primarily industry-standard third party and internally developed information technology and systems solutions across our business functions. We have recently implemented new merchandise planning and allocation systems, a business intelligence system, and a markdown optimization system. These initiatives enhance the consistency of our execution and improve the scalability of these functions across a growing store base. We have also recently implemented a testing platform which allows us to evaluate new initiatives across our entire organization and make data-driven decisions that support growth and minimize costs. To date, we have performed tests in store operations, merchandise presentation, advertising and marketing, among other areas.

Competition

The retail business is highly competitive. Competitors include off-price retailers, department stores, mass merchants and specialty apparel stores. At various times throughout the year, traditional full-price department store chains and specialty shops offer brand-name merchandise at substantial markdowns, which can result in prices approximating those offered by us at our BCF stores.

Seasonality

Our business, like that of most retailers, is subject to seasonal influences, with the major portion of sales and income typically realized during the back-to-school and holiday seasons (September through January). Weather, however, continues to be a contributing factor to the sale of our clothing. Generally, our sales are higher if the weather is cold during the Fall and warm during the early Spring.

Trademarks

We own the trademarks, service marks and tradenames that we use in connection with the operation of our business. Our trademarks include “BCF,” “Burlington,” “Burlington Coat Factory,” “Cohoes,” “Luxury Linens,” “MJM Designer Shoes,” and “Baby Depot.” We consider these trademarks and the accompanying name recognition to be valuable to our business. We believe that our rights to these properties are adequately protected. Our rights in these trademarks endure for as long as they are used.

Employees

As of May 4, 2013, we employed 27,246 people, including part-time and seasonal employees. Our staffing requirements fluctuate during the year as a result of the seasonality of our business. We hire additional employees and increase the hours of part-time employees during seasonal peak selling periods. As of May 4, 2013, employees at two of our stores were subject to collective bargaining agreements.

Legal Proceedings

Like many retailers, we have been named in class or collective actions on behalf of various groups alleging violations of federal and state wage and hour and other labor statutes, and alleged violation of state consumer and/or privacy protection statutes. In the normal course of business, we are also party to various other lawsuits and regulatory proceedings including, among others, commercial, product, product safety, employee, customer, intellectual property and other claims. Actions against us are in various procedural stages. Many of these proceedings raise factual and legal issues and are subject to uncertainties.

While the Company does not believe that the amount of loss in excess of those recorded could be material to the Company’s consolidated financial position, any such loss could have a material adverse effect on the Company’s consolidated results of operations in the period(s) during which the underlying matters are resolved.

MANAGEMENT

Set forth below is the name, age (as of June 15, 2013), position and a description of the business experience of each of our executive officers, directors and other key employees:

Name	Age	Position(s)
Thomas A. Kingsbury	60	President, Chief Executive Officer and Director
Fred Hand	49	Executive Vice President of Stores
Joyce Manning Magrini	58	Executive Vice President—Human Resources
Hobart Sichel	48	Executive Vice President and Chief Marketing Officer
Todd Weyhrich	50	Executive Vice President and Chief Financial Officer
Paul Metcalf	52	Executive Vice President and Chief Merchandising Officer
Marc Katz	48	Executive Vice President, Merchandising Support and Information Technology
Paul C. Tang	60	Executive Vice President, General Counsel and Secretary
Mike Metheny	46	Executive Vice President, Supply Chain, Procurement and Profit Improvement
Joshua Bekenstein	54	Director
Jordan Hitch	46	Director
Tricia Patrick	32	Director
Mark Verdi	46	Director
Paul J. Sullivan	65	Director

Background of Executive Officers and Directors

Thomas A. Kingsbury—President, Chief Executive Officer and Director. Mr. Kingsbury has served as our President and Chief Executive Officer, and on our Board of Directors, since December 2008. Prior to joining us, Mr. Kingsbury served as Senior Executive Vice President—Information Services, E-Commerce, Marketing and Business Development of Kohl’s Corporation from August 2006 to December 2008. Prior to joining Kohl’s, Mr. Kingsbury served in various management positions with The May Department Stores Company, an operator of department store chains, commencing in 1976 and as President and Chief Executive Officer of the Filene’s division since February 2000. Mr. Kingsbury’s day-to-day leadership and experience as our President and Chief Executive Officer gives him unique insights into our challenges, opportunities and operations.

Fred Hand—Executive Vice President of Stores. Mr. Hand has served as our Executive Vice President of Stores since February 2008. Prior to joining us, Mr. Hand served as Senior Vice President, Group Director of Stores of Macy’s, Inc. from March 2006 to February 2008. From 2001 to 2006, Mr. Hand served as Senior Vice President, Stores and Visual Merchandising of Filene’s Department Stores. Mr. Hand held various other positions at The May Department Stores Company from 1991 to 2001, including Area Manager, General Manager, and Regional Vice President.

Joyce Manning Magrini—Executive Vice President—Human Resources. Ms. Magrini has served as our Executive Vice President—Human Resources since November 2009. Prior to joining us, Ms. Magrini served as Executive Vice President—Administration of Finlay Jewelry since June 2005. From March 1999 to June 2005, Ms. Magrini served as Senior Vice President of Human Resources of Finlay Jewelry and from January 1995 to February 1999, Ms. Magrini was Vice President of Human Resources of Finlay Jewelry. Ms. Magrini held various human resources and customer service positions at Macy’s from 1978 through December 1994.

Hobart Sichel—Executive Vice President and Chief Marketing Officer. Mr. Sichel has served as our Executive Vice President and Chief Marketing Officer since May 2011. Prior to joining us and since 1998, Mr. Sichel was at McKinsey & Company, where he was most recently a Principal and co-led McKinsey’s Retail Marketing practice in North America. Prior to 1998, Mr. Sichel worked in various capacities across consumer-facing industries including retail, e-Commerce, packaged goods, financial services, and media.

Todd Weyhrich—Executive Vice President and Chief Financial Officer. Mr. Weyhrich has served as our Executive Vice President and Chief Financial Officer since August 2007. Prior to joining us, Mr. Weyhrich served as Chief Financial Officer of Arby’s Restaurant Group, Inc. from May 2004 to June 2006. From February 2003 to August 2003, he served as Senior Vice President—Merger Integration of The Sports Authority and served as Senior Vice President—Chief Accounting Officer and Logistics from February 2001 to February 2003. Prior to that, Mr. Weyhrich was Senior Vice President—Finance and Logistics from 2000 to 2001 and Vice President—Controller from 1995 to 2000 of Pamida Holdings Corporation, which became a wholly-owned subsidiary of ShopKo Stores, Inc. in July 1999. Prior to that, Mr. Weyhrich served in various capacities, most recently as Senior Audit Manager, with Deloitte & Touche LLP from 1985 to 1995.

Paul Metcalf—Executive Vice President and Chief Merchandising Officer. Mr. Metcalf has served as our Executive Vice President and Chief Merchandising Officer since April 2012. Prior to joining us, Mr. Metcalf was with the TJX Companies, Inc., serving as that company’s Senior Vice President, Chief Merchandising Officer—Women’s Apparel from October 2008 through December 2011 and General Merchandise Manager, Men’s from October 2006 through October 2009. From 1987 through 2006, Mr. Metcalf worked in various merchandising positions within The May Department Stores Company.

Marc Katz—Executive Vice President, Merchandising Support and Information Technology. Mr. Katz has served as our Executive Vice President, Merchandising Support and Information Technology since April 2011. From December 2009 through April 2011, Mr. Katz served as our Executive Vice President of Merchandise Planning and Allocation. From the commencement of his employment with us in July 2008 through December 2009, Mr. Katz served as our Executive Vice President and Chief Accounting Officer. Prior to joining us, Mr. Katz served as Executive Vice President and Chief Financial Officer of A.C. Moore Arts & Crafts, Inc., a specialty retailer of arts, crafts and floral merchandise, from September 2006 to June 2008. Prior to his employment with A.C. Moore, Mr. Katz held various positions with Foot Locker, Inc., a specialty retailer of athletic footwear, apparel and related items, including most recently as Senior Vice President and Chief Information Officer, from June 1997 to September 2006. Prior to his employment with Foot Locker, Mr. Katz served for eight years in various financial positions at The May Department Stores Company.

Paul C. Tang—Executive Vice President, General Counsel and Secretary. Mr. Tang has served as our Executive Vice President, General Counsel and Secretary since 1993. He was named Vice President in 1995, Executive Vice President in 1999 and Secretary in 2001. From 1989 to 1993, Mr. Tang was a partner in the law firm of Reid & Priest. From 1987 to 1988, he was a partner of the law firm of Milstein & Tang. From 1980 to 1987, Mr. Tang was an attorney at the law firm of Phillips Nizer, where he became a partner in 1985.

Mike Metheny—Executive Vice President, Supply Chain, Procurement and Profit Improvement. Mr. Metheny has served as our Executive Vice President, Supply Chain, Procurement and Profit Improvement since April 2012. From the commencement of his employment with us in December 2009 through April 2012, Mr. Metheny served as our Senior Vice President of Supply Chain. From 2007 to December 2009, Mr. Metheny was at A.C. Moore Arts and Crafts, Inc., where he most recently served as Senior Vice President of Supply Chain. Prior to 2007 and since 1990, Mr. Metheny worked in various management positions within the operations and distribution organizations of Macy’s and The May Department Stores Company.

Joshua Bekenstein—Director. Mr. Bekenstein has served as a member of our Board of Directors since the closing of the Merger Transaction on April 13, 2006 and currently serves as a member of our Compensation Committee. Mr. Bekenstein is currently a Managing Director of Bain Capital, having joined the firm at its inception in 1984. Mr. Bekenstein serves as a board member of Bombardier Recreational Products, Bright Horizons Family Solutions, Dollarama, Gymboree Corp, Michaels Stores, Toys “R” Us and Waters Corporation. Prior to joining Bain Capital, Mr. Bekenstein spent two years as a consultant at Bain & Company. Mr. Bekenstein possesses valuable financial expertise, including extensive experience with capital markets transactions and investments in both public and private companies. Mr. Bekenstein’s service as a member of the boards of directors of several other companies provides him with substantial knowledge of a full range of corporate and board functions.

Jordan Hitch—Director. Mr. Hitch has served as a member of our Board of Directors since the closing of the Merger Transaction on April 13, 2006 and currently serves as a member of our Compensation Committee. Mr. Hitch is currently a Managing Director of Bain Capital, having joined the firm in 1997. Mr. Hitch serves as a board member of Guitar Center, Gymboree Corp and Bright Horizons Family Solutions. Prior to joining Bain Capital, Mr. Hitch was a consultant at Bain & Company where he worked in the financial services, healthcare and utility industries. Mr. Hitch possesses valuable financial expertise, including extensive experience with capital markets transactions and investments in both public and private companies.

Tricia Patrick—Director. Ms. Patrick has served as a member of our Board of Directors since November 2012, and currently serves as a member of our Audit Committee. Ms. Patrick is a Principal in the Private Equity Group of Bain Capital, having joined the firm in 2004. Prior to joining Bain Capital, Ms. Patrick was an investment professional in the Private Equity Group of Goldman, Sachs & Co. from 2002 to 2004. Ms. Patrick possesses valuable financial expertise, including extensive experience with capital markets transactions and investments in both public and private companies.

Mark Verdi—Director. Mr. Verdi has served as a member of our Board of Directors since October 2007 and currently serves as a member of our Audit Committee. Mr. Verdi is currently a Managing Director in the Portfolio Group of Bain Capital, having joined the firm in 2004. Mr. Verdi serves on the board of managers of Genpact Limited and Styron Luxco S.à r.l. Prior to joining Bain Capital, Mr. Verdi worked at IBM Global Services from 2001 to 2004. From 1996 to 2001, Mr. Verdi served as Senior Vice President of Finance and Operations and a member of the board of directors of Mainspring, Inc., a publicly held strategy consulting firm. From 1988 to 1996, Mr. Verdi held various positions at PricewaterhouseCoopers. Mr. Verdi possesses valuable financial expertise, including extensive experience in corporate finance and accounting and extensive experience providing strategic advisory services to numerous organizations.

Paul J. Sullivan—Director. Mr. Sullivan has served as a member of our Board of Directors since November 2012 and currently serves as the Chairman of the Audit Committee. Mr. Sullivan was a partner at PricewaterhouseCoopers LLP from 1983 until his retirement in July 2009. At PricewaterhouseCoopers LLP, Mr. Sullivan served as a member of the Board of Partners, Chair of the Finance Committee, and a member of the Management Evaluation and Compensation, Admissions and Strategy Committees. Since retiring, Mr. Sullivan has pursued personal interests. Mr. Sullivan is a certified public accountant. Mr. Sullivan possesses valuable financial expertise, including extensive experience in corporate finance and accounting and extensive experience providing audit and financial reporting services to numerous organizations.

Controlled Company

Upon completion of this offering, Bain Capital will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the New York Stock Exchange corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our Board of Directors consists of “independent directors,” as defined under the rules of the New York Stock Exchange;

•

that we have, to the extent applicable, a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

Since we intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules, we will not have a Corporate Governance and Nominating Committee and our Compensation Committee will not be composed entirely of independent directors. These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange within the applicable time frame. These rules require that our Audit Committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Board Committees

Upon completion of this offering, our Board of Directors will have two standing committees: an Audit Committee and a Compensation Committee. Each of the committees will report to the Board of Directors as they deem appropriate, and as the Board of Directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee is responsible for, among other matters: (1) appointing, compensating; retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

Upon completion of this offering, our Audit Committee will consist of Mr. Sullivan,                 and                . The SEC rules and the New York Stock Exchange rules require us to have one independent Audit Committee member upon the listing of our common stock on the New York Stock Exchange, a majority of independent directors on the Audit Committee within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our Board of Directors has affirmatively determined that Mr. Sullivan and                 meet the definition of “independent directors” for purposes of serving on an Audit Committee under applicable SEC and the New York Stock Exchange rules, and we intend to comply with these independence requirements within the time periods specified. In addition,                 will qualify as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our Board of Directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.burlingtoncoatfactory.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of Joshua Bekenstein and Jordan Hitch.

Our Board of Directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.burlingtoncoatfactory.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.

Risk Oversight

Our Board of Directors is currently responsible for overseeing our risk management process. The Board of Directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Following the completion of this offering, our Board of Directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board of Directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Ethics

We have adopted a written Code of Business Conduct and Ethics (“Code of Business Conduct”) which applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and controller. In addition, we have adopted a written Code of Ethics for the Chief Executive Officer and Senior Financial Officers (“Code of Ethics”) which applies to our principal executive officer, principal financial officer, controller and other designated members of our management. Copies of each code will be available on our corporate website www.burlingtoncoatfactory.com upon completion of this offering. The information contained on our website does not constitute a part of this prospectus. We will provide any person, without charge, upon request, a copy of our Code of Business Conduct or Code of Ethics. Such requests should be made in writing to the attention of our Corporate Counsel at the following address: Burlington Coat Factory Warehouse Corporation, 1830 Route 130 North, Burlington, New Jersey 08016.

Director Compensation

In fiscal year 2012, only Jay Margolis, our former director who resigned on April 10, 2013, and Mr. Sullivan received compensation for their services on our Board of Directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of compensation for our most highly compensated executive officers as of February 2, 2013 (and not any subsequent period) which consists of our (i) President and Chief Executive Officer, (ii) Executive Vice President and Chief Financial Officer, (iii) Executive Vice President and Chief Merchandising Officer, (iv) Executive Vice President and Chief Marketing Officer and (v) Executive Vice President, Supply Chain, Procurement and Profit Improvement (collectively, our “named executive officers”). The specific amounts paid or payable to our named executive officers are disclosed in the tables and narrative following this Compensation Discussion and Analysis. The following discussion cross-references those specific tabular and narrative disclosures where appropriate.

Setting Named Executive Officer Compensation

Currently comprised of Messrs. Hitch and Bekenstein, the Compensation Committee (the “Committee”) of our Board of Directors is tasked with discharging our Board of Directors’ responsibilities related to oversight of the compensation of our named executive officers and ensuring that our executive compensation program meets our corporate objectives.

The Committee (and, in some cases, our entire Board of Directors) makes decisions regarding salaries, annual incentive awards and long-term equity incentives for our named executive officers. The Committee is also responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our named executive officers, as well as evaluating their performance in light of those goals and objectives. Based on this review and evaluation, as well as on input from our chief executive officer regarding the performance of our other named executive officers and his recommendations as to their compensation, the Committee, as authorized by our Board of Directors, determines and approves our named executive officers’ compensation. Our named executive officers do not play a role in their own compensation determinations.

Objectives of Our Compensation Program

Our overall objective is to have a compensation program that will allow us to attract and retain executive officers of a caliber and level of experience necessary to effectively manage our business and motivate such executive officers to increase our value. We believe that, in order to achieve that objective, our program must:

•

provide each named executive officer with compensation opportunities that are competitive with the compensation opportunities available to executives in comparable positions at companies with whom we compete for talent;

•	tie a significant portion of each named executive officer’s compensation to our financial performance; and

•	promote and reward the achievement of objectives that our Board of Directors believes will lead to long-term growth in stockholder value.

New Members of Our Management Team

Mr. Metcalf joined us during Fiscal 2012 in line with our overall goal of attracting superior talent. Consequently, the process for determining the compensation of Mr. Metcalf was significantly influenced by our need to attract new and additional talent.

Prior to hiring a new executive officer to fill a vacant or a newly created position, we typically described the responsibilities of the position and the skills and level of experience required for the position to one or more national executive search firms. The search firm(s) informed us about the compensation ranges of executives in positions with similar responsibilities at comparable companies, and provided us with guidance as to how different skills and levels of experience impact those compensation ranges. By using the information obtained from the search firms, as well as information obtained from compensation surveys, the Committee determined target compensation ranges for the positions we were seeking to fill, taking into account the individual candidates’ particular skills and levels of experience. In specific circumstances, when making an offer to a new executive officer, the Committee also considered other factors such as the amount of unvested compensation that the executive officer had with his former employer.

By using information provided by one or more search firms, the Committee sought to ensure that the compensation information considered was both comprehensive and reliable. The Committee would most likely use a similar benchmarking process in seeking to fill new executive officer positions, as it has enabled us to attract superior individuals for key positions by providing for reasonable and competitive compensation.

Elements of Compensation

Our executive compensation program utilizes three primary integrated elements to accomplish the objectives described above:

•

Base salary: Each of our named executive officers receives a base salary in the form of cash as part of total compensation, which provide a fixed and competitive form of annual compensation for the performance of primary responsibilities at a level consistent with each executive’s experience and executive role. Base salaries are designed to provide competitive compensation to attract and retain exceptional executive talent.

•

Annual incentive awards: Each of our named executive officers is eligible to receive annual performance-based cash incentives, which are designed to reward our executives upon achieving or exceeding specific annual performance goals using performance metrics approved by the Committee and that we believe are appropriate measures of operational and financial performance.

•

Long-term equity incentives: Long-term incentive awards are designed to attract and retain a highly qualified executive team, align executive rewards with stockholder interests, provide an incentive for our executives to achieve appropriately challenging long-range performance goals, and allow our executives to share in the value created for our stockholders.

We believe that we can meet the objectives of our executive compensation program by achieving a balance among these three elements that is competitive with our industry peers and creates appropriate incentives for our named executive officers. Actual compensation levels are a function of both corporate and individual performance as described under each compensation element below. In making compensation determinations, the Committee considers, among other things, the competitiveness of compensation both in terms of individual pay elements and the aggregate compensation package.

Mix of Total Compensation

In regard to the allocation of the various pay elements within the total compensation program, no formula or specific weightings or relationships are used. Cash compensation includes base salary and annual incentive awards which, for our named executive officers, are targeted to a percentage of base salary to emphasize performance-based compensation, rather than salaries or other forms, which are fixed compensation. Perquisites and other types of non-cash benefits are used on a limited basis and, other than certain relocation and temporary living expenses reimbursed by us, represent only a small portion of total compensation for our named executive officers. Equity compensation includes long-term incentives, which provide a long-term capital appreciation element to our executive compensation program and are not performance-based.

Base Salary

We provide our named executive officers with base salary in the form of fixed cash compensation to compensate them for services rendered during the fiscal year. The base salary of each of our named executive officers is reviewed for adjustment annually by the Committee. Generally, in making a determination of whether to make base salary adjustments, the Committee considers the following factors:

•	our success in meeting our strategic operational and financial goals;

•	each named executive officer’s individual performance;

•	length of service to us of such named executive officer;

•	changes in scope of responsibilities of such named executive officer; and

•	competitive market compensation paid by other companies for similar positions.

In addition, the Committee considers internal equity within our organization and, when reviewing the base salaries of our named executive officers, their current aggregate compensation.

Mr. Metcalf was hired by us during Fiscal 2012 with an annual base salary of $600,000. Messrs. Sichel, Metheny, Kingsbury and Weyhrich were hired by us during Fiscal 2011, the Transition Period, Fiscal 2009 and Fiscal 2008, respectively. Accordingly, their initial base salaries were determined through the “executive search firm” process described above under the caption entitled “New Members of Our Management Team.” Effective as of November 2007, Mr. Weyhrich received an increase in salary of $100,000 to reflect his promotion to Chief Financial Officer. Mr. Weyhrich was appointed as our Chief Financial Officer in November 2007 after having served as our interim Chief Financial Officer since the commencement of his employment with us in August 2007. Effective as of April 2012, Mr. Metheny received an increase in salary of $41,000 to reflect his promotion to Executive Vice President, Supply Chain, Procurement and Profit Improvement in April 2012 after having served as our Senior Vice President of Supply Chain since the commencement of his employment with us in November 2009.

The base salaries of each of our named executive officers in fiscal years after the fiscal year in which they were hired are subject to annual review by the Committee. The Committee reviewed the annual base salary rates of Messrs. Metheny, Sichel, Weyhrich and Kingsbury in April 2012 and, pursuant to its review, increased the then current salary of Mr. Metheny by 3%, increased the then current salaries of Messrs. Sichel and Weyhrich by 2.5%, and increased the then current salary of Mr. Kingsbury by 10%.

Annual Incentive Awards

Annual incentive awards are an important part of the overall compensation we pay our named executive officers. Unlike base salary, which is fixed, annual incentive awards are paid only if specified performance levels are achieved. We believe that annual incentive awards encourage our named executive officers to focus on specific short-term business and financial goals. Our named executive officers are eligible to receive annual cash incentive awards under our annual incentive plan (Bonus Plan).

Under our Bonus Plan, each named executive officer has an annual incentive target expressed as a percentage of his base salary. After considering their current aggregate compensation and scope of current responsibilities, the Committee in May 2012 increased Mr. Kingsbury’s annual incentive target from 100% to 125% of his base salary and increased Mr. Weyhrich’s annual incentive target from 50% to 75% of his base salary. The annual incentive target for Messrs. Sichel and Metheny is 50% of each named executive officer’s base salary and the annual incentive target for Mr. Metcalf is 75% of his base salary. As described below, each named executive officer’s annual incentive award is based on a combination of our Covenant EBITDA results and comparative store sales results (collectively, the Financial Component) and his personal performance (Performance Component). We believe that this methodology more closely aligns the named executive officer’s interests with our stockholders’ interests while also rewarding each of the named executive officers for his individual performance, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for our calculation of Covenant EBITDA.

The Financial Component is based 50% on our Covenant EBITDA results and 50% on our comparative store sales results. Although our Covenant EBITDA results and comparative store sales results are measured separately, Covenant EBITDA must meet or exceed a predetermined threshold Covenant EBITDA in order for any bonus payment to be made under the Bonus Plan.

In determining each portion of the Financial Component, (i) achievement at a predetermined target approved by the Compensation Committee would result in a potential payout at the target level; (ii) if actual results are less than the established target but greater than the predetermined threshold approved by the Compensation Committee, each named executive officer would be eligible for an incentive bonus equivalent to a fractional share of his target bonus determined by the proportion of the actual results achieved in relation to the target; and (iii) if actual results are greater than the target, each named executive officer would be eligible for his target bonus plus an additional bonus payment equivalent to a percentage of every dollar above the target (not subject to any maximum amount). If Covenant EBITDA is less than the threshold Covenant EBITDA, no bonus would be payable.

Once the Committee assesses the Financial Component, specific payments to each named executive officer depend on the Committee’s rating of his personal performance. A rating of “Meets Expectations” means that the named executive officer has generally met his individual performance objectives for the year and would be eligible to receive up to 100% of his target bonus; a rating of “Exceeds Expectations” means that a named executive officer has exceeded his individual performance objectives and would be eligible to receive up to 110% of his target bonus; and a rating of “Outstanding” means that a named executive officer has substantially exceeded his individual performance objectives and would be eligible to receive up to 125% of his target bonus; provided, however, that assuming receipt of a minimum rating of “Meets Expectations,” the foregoing individual performance multipliers do not apply with respect to Messrs. Kingsbury or Weyhrich. Where a named executive officer is rated below “Meets Expectations,” no bonus would be payable. Notwithstanding the foregoing formulas, the Committee has the discretion to pay more or less than the formula amount to any named executive officer.

Following the conclusion of Fiscal 2012, the Committee assessed the Financial Component and the Performance Component. Our actual Covenant EBITDA for Fiscal 2012 amounted to $352.1 million, less than the predetermined threshold ($367.8 million of Covenant EBITDA) approved by the Committee. As a result, the Covenant EBITDA portion of the Financial Component was not achieved and no awards were granted under the Bonus Plan with respect to Fiscal 2012.

Long-Term Incentives

We believe that long-term incentives are a component of compensation that helps us to attract and retain our named executive officers. These incentives also align the financial rewards paid to our named executive officers with our long-term performance, thereby encouraging our named executive officers to focus on long-term goals. We offer long-term incentives under our 2006 Management Incentive Plan (as amended and restated, “Incentive Plan”), which we assumed on May 1, 2013.

Under the Incentive Plan, named executive officers (as well as other key employees and directors) are eligible to receive our restricted common stock or stock options to purchase our common stock. Awards of restricted stock and stock options under the Incentive Plan generally are expressed in terms of “units.” Each unit consists of nine shares of our Class A common stock and one share of our Class L common stock. Awards granted under the Incentive Plan are exercisable only for whole units and cannot be separately exercised for the individual classes of our common stock. More detail about the stock options and restricted stock granted to our named executive officers (including the vesting provisions related to these grants) are set out in the tables that follow this discussion.

Options

Upon commencement of their employment with us, Messrs. Kingsbury, Weyhrich, Metcalf, Metheny and Sichel received options to purchase 100,000, 12,500, 20,000, 2,500 and 10,000 units, respectively, under the Incentive Plan. As provided for under his employment agreement with us, Mr. Weyhrich received options to purchase an additional 7,500 units concurrently with his elevation to Chief Financial Officer in November 2007. Mr. Metheny received options to purchase an additional 2,500 units in May 2011 and received options to purchase an additional 5,000 units in May 2012 in connection with his promotion to Executive Vice President, Supply Chain, Procurement and Profit Improvement. Mr. Sichel received options to purchase an additional 2,500 units in May 2012.

The amounts of each named executive officer’s option awards were based on their position with us and the total target compensation packages deemed appropriate for their positions. The Committee concluded that these awards were reasonable and consistent with the nature of the individuals’ responsibilities.

Options granted to our named executive officers prior to April 2009 under the Incentive Plan are exercisable in three tranches; options granted to our named executive officers from and after April 2009 under the Incentive Plan are exercisable in two tranches. Grants are made at or above fair market value, and the tranche structure of the option awards, with increasing exercise prices in each tranche, is designed to encourage long-term performance by tying the value of the options to long-term increases in the value of our common stock. Option awards granted to each named executive officer vest 40% on the second anniversary of the award with the remaining options vesting ratably over the subsequent three years. All options become exercisable upon a change of control and, unless determined otherwise by the plan administrator, upon cessation of employment, options that have not vested will terminate immediately (except with respect to Mr. Kingsbury, whose option agreement provides a formula for calculating a number of options which will vest in the event that Mr. Kingsbury’s employment is terminated without cause or Mr. Kingsbury resigns with good reason), units issued upon the exercise of vested options will be callable under our Stockholders Agreement to the extent the holder is a party thereto, and unexercised vested options will be exercisable for a period of 60 days. The final exercise date for any option granted is the tenth anniversary of the grant date.

On April 24, 2009, our Board of Directors approved amendments to all outstanding option agreements between us and our employees, including certain of our named executive officers, to exchange eligible options on a one-for-one basis for replacement options and re-price certain options to a lower exercise price. All then-current employees who previously received options were permitted to exchange options with an exercise price of $270 per unit for an equal number of options with an exercise price of $90 per unit and a new five year vesting schedule commencing on April 24, 2009. In addition, all then-current employees with options having an exercise price of $100 per unit were eligible to have the exercise price of such options re-priced to $90 per unit with no loss of vesting. These amendments were designed to create better incentives for employees to remain with us and contribute to achieving our business objectives.

In April 2011, our Board of Directors, in connection with the dividend paid pursuant to our February 2011 debt refinancing, approved an adjustment of the exercise prices of each then outstanding option from $180 per unit and $90 per unit to $120.60 per unit and $30.60 per unit, respectively, without affecting the existing vesting schedules thereof.

Restricted Stock

In connection with the commencement of their employment with us, Mr. Kingsbury received an award of 7,500 units of restricted stock and Mr. Metcalf received an award of 5,000 units of restricted stock. In the judgment of the Committee, these grants were appropriate for each named executive officer’s position and were instrumental to our successful recruiting of each named executive officer.

On April 24, 2009, our Board of Directors granted one-time awards of units of restricted stock to certain of our management employees, including certain of our named executive officers as follows: Mr. Kingsbury—3,611 and Mr. Weyhrich—4,444. The amount of each named executive officer’s restricted stock award was based on his position with us and the total target compensation package deemed appropriate for his position. The Committee concluded that these awards were reasonable and consistent with the nature of the named executive officer’s responsibilities.

Units of restricted stock granted (i) on April 24, 2009 to Messrs. Kingsbury and Weyhrich vested 50% on April 24, 2011 and vested 50% on April 24, 2012, (ii) on December 2, 2008 to Mr. Kingsbury in connection with the commencement of his employment with us vested one-third on each of December 2, 2009, December 2, 2010 and December 2, 2011, and (iii) on May 22, 2012 to Mr. Metcalf in connection with the commencement of his employment with us will vest 50% on May 22, 2014 and 50% on May 22, 2015. Except as otherwise noted:

•	units of restricted stock vest only in the event that the recipient remains continuously employed by us on each vesting date;

•

all unvested units of restricted stock will remain unvested following any change of control, provided, however, that 100% of such units will vest if, following a change of control, the recipient’s employment is terminated by us without cause or the recipient resigns with good reason;

•	all unvested units of restricted stock will vest if the recipient’s employment is terminated prior to vesting as a result of the recipient’s death or disability;

•	all unvested units of restricted stock will automatically be forfeited (and will not vest) if the recipient’s employment with us terminates for any reason prior to the vesting date;

•	all vested units of restricted stock are callable under the Stockholders Agreement to the extent the holder is a party thereto; and

•	holders of unvested restricted units have the right to vote such units but cannot dispose of them until such units have vested.

Benefits and Perquisites

Benefits

We maintain broad-based benefits that are provided to all full-time employees, including health, dental, life and disability insurance. Certain of these benefits require employees to pay a portion of the premium. Except with respect to life insurance (our named executive officers all receive life insurance in an amount equal to three time their annual base salary) and participation in an executive medical reimbursement plan (pursuant to which our named executive officers receive up to a certain amount per year (grossed up), to offset the cost of covered medical expenses), these benefits are offered to our named executive officers on the same basis as all other employees. We also maintain a savings plan in which our named executive officers who have at least one year of employment with us are eligible to participate, along with a substantial majority of our employees. The savings plan is a traditional 401(k) plan, under which we match 100% of the first 3% of the named executive officer’s compensation that is deferred and 50% of the next 2% of the named executive officer’s compensation that is deferred, up to the Internal Revenue Code limit for each respective year in which the named executive officer participates in the plan.

Perquisites or Other Personal Benefits

Although our named executive officers are entitled to few perquisites or other personal benefits that are not otherwise available to all of our employees, we do provide our named executive officers with perquisites that the Committee believes are reasonable and consistent with the perquisites that would be available to them at companies with whom we compete for experienced senior management. We provide each of our named executive officers with a car allowance. Additionally, certain of our named executive officers have received reimbursement of certain relocation and temporary living expenses (which may be subject to clawback in the event of termination on the conditions specified in each such named executive officer’s employment agreement).

These perquisites or other personal benefits generally represent a relatively modest portion of each named executive officer’s total compensation. The cost of these perquisites or other personal benefits to us is set forth below in the Summary Compensation Table below under the column “All Other Compensation,” and detail about each element is set forth in the footnote table following the Summary Compensation Table.

Tax and Accounting Considerations

We structure our compensation program in a manner that is consistent with our compensation philosophy and objectives. However, in the course of making decisions about executive compensation, the Committee takes into account certain tax and accounting considerations. For example, they take into account Section 409A of the Internal Revenue Code regarding non-qualified deferred compensation. In making decisions about executive compensation, they also consider how various elements of compensation will affect our financial reporting. For example, they consider the impact of FASB ASC Topic 718—Stock Compensation, which requires us to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

While it is the general intention of the Committee to design the components of our executive compensation program in a manner that is tax efficient for both us and our named executive officers, there can be no assurance that they will always approve compensation that is advantageous for us from a tax perspective.

Termination Based Compensation

Severance arrangements applicable to our named executive officers are set forth in each of their respective employment agreements. We believe these arrangements play an important role in protecting our highly competitive business by restricting our executive officers from working for a competitor during the specified severance period. Additionally, each named executive officer’s option grant agreement and restricted stock agreement (if applicable) contains terms regarding vesting in connection with the termination of employment and changes in control. A detailed discussion of compensation payable upon termination or a change in control is provided below under the caption entitled “Potential Payments Upon Termination or Change-in-Control.”

The Company’s Compensation Policies and Practices as They Relate to Risk Management

In accordance with applicable disclosure requirements, to the extent that risks may arise from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company, the Company is required to discuss those policies and practices for compensating the employees of the Company as they relate to the Company’s risk management practices and the possibility of incentivizing risk-taking. The Compensation Committee has evaluated the policies and practices of compensating the Company’s employees and, based on such evaluation, has determined that the Company’s policies and practices are not reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

The following table sets forth summary information concerning the compensation of our named executive officers:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(7)	Total ($)
Thomas A. Kingsbury,	2012	958,291	—		—	—	—	68,176	1,026,467
President and	2011	887,167	—		—	—	609,494	55,378	1,552,039
Chief Executive Officer	2010	884,920	500,000	(5)	—	—	1,074,784	43,029	2,502,733

Todd Weyhrich,	2012	509,135	—		—	—	—	48,444	557,579
Executive Vice President	2011	492,548	—		—	—	170,625	45,855	709,028
and Chief Financial Officer	2010	457,486	—		—	—	284,502	14,784	756,772
Paul Metcalf, Executive Vice President and Chief Merchandising Officer(2)	2012	450,000	300,000	(1)	305,600	898,011	—	272,403	2,226,014
Hobart Sichel,	2012	509,135	—		—	104,697	—	42,423	656,255
Executive Vice President and Chief Marketing Officer	2011	326,923	125,000	(1)	—	237,236	113,906	238,083	1,041,148
Mike Metheny, Executive Vice President, Supply Chain, Procurement and Profit Improvement(6)	2012	336,538	—		—	209,378	—	46,670	592,586

(1)	Represents a sign-on bonus pursuant to the terms of the named executive officer’s employment agreement.
(2)	Mr. Metcalf has served as our Executive Vice President and Chief Merchandising Officer since April 2012.
(3)	Represents the aggregate grant date fair value of awards of restricted units of our common stock. Each unit consists of nine shares of Class A common stock and one share of Class L common stock. The amounts shown were calculated in accordance with FASB ASC Topic 718, excluding the effect of certain forfeiture assumptions, and are based on a number of key assumptions described in Note 10 to our February 2, 2013 Consolidated Financial Statements. The vesting terms and conditions of restricted stock awards to our named executive officers are described below under the table entitled “Outstanding Equity Awards at Fiscal Year-End.”
(4)	Represents the aggregate grant date fair value of awards of options to purchase units of our common stock. Each unit consists of nine shares of Class A common stock and one share of Class L common stock. The amounts shown were calculated in accordance with FASB ASC Topic 718, excluding the effect of certain forfeiture assumptions, and are based on a number of key assumptions described in Note 10 to our February 2, 2013 Consolidated Financial Statements. The amount of compensation, if any, actually realized by a named executive officer from the exercise and sale of vested options will depend on numerous factors, including the continued employment of the named executive officer during the vesting period of the award and the amount by which the unit price on the day of exercise and sale exceeds the option exercise price. The vesting terms and conditions of option awards to our named executive officers are described below under the table entitled “Outstanding Equity Awards at Fiscal Year-End.”
(5)	Represents a special one-time bonus award for Mr. Kingsbury for his performance during Fiscal 2010.
(6)	Mr. Metheny has served as our Executive Vice President, Supply Chain, Procurement and Profit Improvement since April 2012.

(7)	The amounts reported in this column for Fiscal 2012 represent the following:

Name	Relocation Expenses ($)(a)	Company Matching 401(k) Contributions ($)	Automobile Allowance ($)	Other Perquisites or Contractual Arrangements ($)(b)	Total ($)
Thomas A. Kingsbury	—	10,000	35,000	23,176	68,176
Todd Weyhrich	—	10,000	25,000	13,444	48,444
Paul Metcalf	250,721	—	19,306	2,376	272,403
Hobart Sichel	—	10,000	25,000	7,423	42,423
Mike Metheny	—	10,000	23,289	13,381	46,670

(a)	Consists of (i) a one-time relocation allowance of $200,000 in lieu of any other payment or reimbursement for the costs of Mr. Metcalf’s relocation to a non-temporary residence within reasonable commuting distance from our principal offices in Burlington, New Jersey; and (ii) reimbursement in the amount of $50,721 for certain temporary housing expenses (grossed up).
(b)	Represents amounts reimbursed by us to each named executive officer as part of participation in our executive medical reimbursement plan.

Grants of Plan-Based Awards

The following table sets forth information regarding our grants of plan-based awards to our named executive officers during Fiscal 2012:

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum($)(2)	All Other Stock Awards: Number of Units(#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Unit)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Thomas A. Kingsbury	—	—	613,959	1,227,918	—	—	—	—	—
Todd Weyhrich	—	—	192,187	384,375	—	—	—	—	—
Paul Metcalf	—	—	173,450	346,900	—	—	—	—	—
	5/22/12	5/17/12	—	—	—	5,000	—	—	305,600
	5/22/12	5/17/12	—	—	—	—	16,970	65	804,717
	5/22/12	5/17/12	—	—	—	—	3,030	120	93,293
Hobart Sichel	—	—	128,125	256,250	—	—	—	—	—
	5/21/12	5/17/12	—	—	—	—	1,667	65	79,049
	5/21/12	5/17/12	—	—	—	—	833	120	25,648
Mike Metheny	—	—	87,500	175,000	—	—	—	—	—
	5/22/12	5/17/12	—	—	—	—	3,333	65	158,051
	5/22/12	5/17/12	—	—	—	—	1,667	120	51,327

(1)	The amounts shown represent the threshold and target payments the named executive officer was eligible to receive under our Bonus Plan for Fiscal 2012 in the event that the named executive officer “Meets Expectations” pursuant to the Performance Component and (i) with respect to the threshold payment, we attain only the predetermined threshold Covenant EBITDA under the Financial Component, and (ii) with respect to the target payment, we attain both the predetermined target Covenant EBITDA and the predetermined comparative store sales results target under the Financial Component. For Mr. Metcalf, the amounts reflect prorated values for the partial year he was employed. As described above under the section entitled “Annual Incentive Awards,” we did not attain the predetermined threshold Covenant EBITDA under the Financial Component for Fiscal 2012 and, as such, no payments were made to our named executive officers under the Bonus Plan.
(2)

Under the Bonus Plan, each named executive officer is eligible for his target bonus plus an additional bonus payment equivalent to a percentage of every dollar above the Covenant EBITDA or comparative store sales targets in the event that actual results exceed the targets (subject to adjustment based on the Performance Component determination discussed under the section above entitled “Annual Incentive Awards”). Accordingly, the Bonus Plan provides for unlimited potential awards and, as such, this column contains no maximum values. For additional information regarding the Bonus Plan, please refer to the section above entitled “Annual Incentive Awards.”
(3)	The amount shown represents the number of units of restricted stock awarded to Mr. Metcalf under the Incentive Plan. Provided that Mr. Metcalf remains continuously employed by us on such date, the units of restricted stock granted to Mr. Metcalf will vest 50% on May 22, 2014 and 50% on May 22, 2015. For additional information regarding this grant, please refer to the section above entitled “Long Term Incentives.”
(4)	The amounts shown represent the options to purchase units of our common stock granted to each named executive officer under the Incentive Plan during Fiscal 2012. Such options vest 40% on the second anniversary of the grant date with the remaining options vesting ratably over the subsequent three years. For additional information regarding these grants, please refer to the section above entitled “Long Term Incentives.”
(5)	All grants of options have an exercise price equal to or greater than the fair market value of the units of our common stock on the date of grant. Because we are a privately-held company and there is no market for units of our common stock, fair market value is determined by our Board of Directors based on available information that is material to the value of units of our common stock.
(6)	The amounts shown in this column reflect the grant date fair value of the stock and option awards calculated in accordance with FASB ASC Topic 718.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

We have written employment agreements with each of our named executive officers that provide for, among other things, the payment of base salary, reimbursement of certain costs and expenses, and for each named executive officer’s participation in our Bonus Plan and employee benefit plans. On December 2, 2008, we entered into an employment agreement with Mr. Kingsbury which, as amended, provides for a minimum base salary of $850,000 and does not contain a fixed expiration date. On May 12, 2011, we entered into an employment agreement with Mr. Sichel which provides for a minimum base salary of $500,000 and may terminate any year on May 31, upon our giving Mr. Sichel 90 days’ notice. On August 16, 2007, we entered into an employment agreement with Mr. Weyhrich which, as amended, provides for a minimum base salary of $450,000 and may terminate any year on August 21, upon our giving Mr. Weyhrich 90 days’ notice. On March 12, 2012, we entered into an employment agreement with Mr. Metcalf which, as amended, provides for a minimum base salary of $600,000 and may terminate any year on April 23, upon our giving Mr. Metcalf 90 days’ notice. On November 16, 2009, we entered into an employment agreement with Mr. Metheny which, as amended, provides for a minimum base salary of $245,000 and may terminate any year on November 30, upon our giving Mr. Metheny 90 days’ notice.

The agreements also restrict each named executive officer’s ability to engage in or perform any activities that are competitive with our business or to solicit our employees away from our service while we employ the executive and for a period of one to two years thereafter. Additionally, we have written agreements with each named executive officer pursuant to which we have granted them units of restricted stock and/or options to purchase units under our Incentive Plan. For additional information regarding such grants, please refer to the section above entitled “Long Term Incentives.”

In addition, each employment agreement specifies payments and benefits that would be due to such named executive officer upon the termination of his employment with us. For additional information regarding amounts payable upon termination to each of our named executive officers, see the discussion below under the caption entitled “Potential Payments Upon Termination or Change-in-Control.”

On April 24, 2009, our Board of Directors approved amendments to all outstanding option agreements between us and our employees, including certain of our named executive officers, to exchange eligible options on a one-for-one basis for replacement options and re-price certain options to a lower exercise price. All then-current employees who previously received options were permitted to exchange options with an exercise price of $270 per unit for an equal number of options with an exercise price of $90 per unit and a new five year vesting schedule commencing on April 24, 2009. In addition, all then-current employees with options having an exercise price of $100 per unit were eligible to have the exercise price of such options re-priced to $90 per unit with no loss of vesting.

In April 2011, our Board of Directors, in connection with the dividend paid pursuant to our February 2011 debt refinancing, approved an adjustment of the exercise prices of each then outstanding option from $90 per unit and $180 per unit, respectively, to $30.60 and $120.60 per unit, respectively, without affecting the existing vesting schedules thereof.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the outstanding stock options and units of unvested restricted stock held by each named executive officer as of February 2, 2013:

		Option Awards					Stock Awards
Name	Grant Date	Number of Units Underlying Unexercised Options (#) Exercisable	Number of Units Underlying Unexercised Options (#) Unexercisable (1)		Option Exercise Price ($/ Unit)	Option Expiration Date
							Number of Units That Have Not Vested (#)(6)	Market Value of Units of Stock That Have Not Vested ($)(7)
Thomas A. Kingsbury	12/2/2008	—	10,000	(2)	30.60	12/2/2018	—	—
	12/2/2008	20,000	5,000	(4)	120.60	12/2/2018	—	—
	12/2/2008	7,500	10,000	(3)	30.60	12/2/2018	—	—

Todd Weyhrich	8/21/2007	4,167	—	(4)	120.60	8/21/2017	—	—
	8/21/2007	—	1,667	(3)	30.60	8/21/2017	—	—
	11/5/2007	2,500	—	(4)	120.60	11/5/2017	—	—
	11/5/2007	—	1,000	(3)	30.60	11/5/2017	—	—

Paul Metcalf	5/22/12	—	—		—	—	5,000	305,600
	5/22/12	—	16,970		65	5/22/22	—	—
	5/22/12	—	3,030		120	5/22/22	—	—

Hobart Sichel	6/9/11	—	6,667		50	6/9/21	—	—
	6/9/11	—	3,333		120	6/9/21	—	—
	5/21/12	—	1,667		65	5/21/22	—	—
	5/21/12	—	833		120	5/21/22	—	—

Mike Metheny	11/30/09	—	667	(5)	30.60	11/30/19	—	—
	11/30/09	499	334	(4)	120.60	11/30/19	—	—
	5/10/11	—	1,667		50	5/10/21	—	—
	5/10/11	—	833		120	5/10/21	—	—
	5/22/12	—	3,333		65	5/22/22	—	—
	5/22/12	—	1,667		120	5/22/22	—	—

(1)	All options vest 40% on the second anniversary of the grant date, 20% on the third anniversary of the grant date, 20% on the fourth anniversary of the grant date and 20% on the fifth anniversary of the grant date.
(2)	Pursuant to an amendment to the named executive officer’s option agreement on April 24, 2009, the exercise price of these options was modified to be $90 per unit. In April 2011, our Board of Directors, in connection with the dividend paid pursuant to our February 2011 debt refinancing, approved an adjustment of the exercise prices of each then outstanding option from $90 per unit to $30.60 per unit without affecting the existing vesting schedules thereof.
(3)	Pursuant to an amendment to the named executive officer’s option agreement on April 24, 2009, these options were replaced on a one-for-one basis for replacement options with (i) an exercise price of $90 per unit, and (ii) a new five-year vesting period commencing from and after such date, such that 40% of these options shall vest on April 24, 2011, and then one-third of the remaining 60% shall vest on April 24, 2012, 2013 and 2014, respectively. In April 2011, our Board of Directors, in connection with the dividend paid pursuant to our February 2011 debt refinancing, approved an adjustment of the exercise prices of each then outstanding option from $90 per unit to $30.60 per unit without affecting the existing vesting schedules thereof.

(4)	In April 2011, our Board of Directors, in connection with the dividend paid pursuant to our February 2011 debt refinancing, approved an adjustment of the exercise prices of each then outstanding option from $180 per unit to $120.60 per unit without affecting the existing vesting schedules thereof.
(5)	In April 2011, our Board of Directors, in connection with the dividend paid pursuant to our February 2011 debt refinancing approved an adjustment of the exercise price of each then outstanding option from $90 per unit to $30.60 per unit without affecting the existing vesting schedules thereof.
(6)	Provided that Mr. Metcalf remains continuously employed by us on such date, the units of restricted stock granted to him will vest 50% on May 22, 2014 and 50% on May 22, 2015.
(7)	The amounts set forth in this column represent the fair market value of the unvested shares of restricted stock held by the named executive officer using a price of $61.12 per unit, which was the fair market value of each unit at the end of Fiscal 2012.

Option Exercises and Stock Vested

The following table sets forth information regarding stock options exercised by our named executive officers, and the vesting of our named executive officers’ restricted stock, during Fiscal 2012.

	Option Awards		Stock Awards
Name	Number of Units Acquired on Exercise(1)	Value Realized on Exercise ($)(2)	Number of Units Acquired on Vesting(#)		Value Realized on Vesting($)
Thomas A. Kingsbury	22,500	686,700	1,806	(3)	110,383	(4)
Todd Weyhrich	2,668	81,427	2,222	(3)	135,809	(4)
Paul Metcalf	—	—	—		—
Hobart Sichel	—	—	—		—
Mike Metheny	833	25,423	—		—

(1)	Messrs. Kingsbury, Weyhrich and Metheny exercised the options reflected in this column on February 2, 2013.
(2)	The dollar value reflects the difference in the fair market value of our units at the time of exercise ($61.12) and the option’s exercise price ($30.60). These amounts were not realized by the named executive officers as they retained ownership of the units received upon exercise.
(3)	Amount shown vested on April 24, 2012.
(4)	The value realized is equal to the fair market value of $61.12 per unit on the day of vesting multiplied by the number of units that vested.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change-in-Control

The following is a discussion of payments and benefits that would be due to each of our named executive officers upon the termination of his employment with us, including termination in connection with a change of control. The amounts in the table below assume that each termination was effective as of February 1, 2013, the last business day of Fiscal 2012, and are merely illustrative of the impact of a hypothetical termination of each executive’s employment. The amounts to be payable upon an actual termination of employment can only be determined at the time of such termination based on the facts and circumstances then prevailing.

Employment Agreements

We maintain employment agreements with each of our named executive officers that provide certain benefits upon termination of employment.

Termination Without Cause or for Good Reason

Each named executive officer’s employment agreement provides that he will be entitled to receive the following in the event that (i) his employment is terminated by us without “cause” or by him for “good reason” (as those terms are defined below), or (ii) other than Mr. Kingsbury, the term of his employment expires on the expiration date specified in his employment agreement:

•	all previously earned and accrued but unpaid base salary and vacation and unpaid business expenses up to the date of such termination or expiration;

•	as applicable, any unpaid guaranteed bonuses or unreimbursed permitted relocation expenses;

•	a pro-rated portion of the then current year’s annual target performance bonus under the Bonus Plan through the date of termination or expiration, based on actual results (Bonus Payment);

•

severance pay (Severance Payment) in the full amount of his base salary at the time of termination or expiration from the date of termination or expiration, as applicable, through the period ending on the first anniversary of the date of termination or expiration (in Mr. Kingsbury’s case, the second anniversary of the date of termination); and

•

full continuation (Benefits Continuation) of his (i) hospital, health, disability, medical and life insurance benefits during the one-year period commencing on the date of termination (in Mr. Kingsbury’s case, a two year period commencing on the date of termination) with respect to Messrs. Kingsbury, Weyhrich and Metheny, provided that to the extent any of those benefits cannot be provided by us during the applicable period, we will provide the executive with a sum of money calculated to permit him to obtain the same benefits individually, grossed up for tax purposes so that he remains whole; and (ii) medical insurance benefits during the one-year period commencing on the date of termination with respect to Messrs. Metcalf and Sichel, but only to the extent such medical insurance benefit was previously elected by the executive and in effect immediately prior to the date of termination and can be provided under our medical insurance plan during such period, provided that to the extent such benefits cannot be provided by us during such period, we will provide the executive with a sum of money calculated to permit him to obtain the same benefits individually, grossed up for tax purposes so that he remains whole.

Except as otherwise stated, such payments will be made in regular installments in accordance with our general payroll practices. All amounts payable as compensation are subject to all customary withholding, payroll and other taxes.

If, during the period when either Mr. Sichel or Mr. Metcalf is receiving Severance Payment or Benefits Continuation, he receives compensation from any source for services which are substantially similar to services provided by him under his employment agreement with us or accepts employment with a third party, (i) his Severance Payment will be reduced by the amount of any compensation received by him from such third party or new employer in respect of any services to be provided during the period prior to the first anniversary of termination or expiration, and (ii) Benefits Continuation will immediately cease on the earlier of the date he is first entitled to receive medical insurance benefits from his new employer or the first anniversary of the date of termination or expiration. Mr. Kingsbury’s rights to receive Benefits Continuation will cease at such time as he is eligible to be covered under the hospital, health, disability, medical or life insurance benefits, as apply, of any subsequent employer.

Each named executive officer shall only be entitled to receive the Bonus Payment, Severance Payment and Benefits Continuation in the event that he:

•	executes a release of claims in respect of his employment with us; and

•

has not breached, as of the date of termination or at any time during the period for which such payments or services are to be made, certain restrictive covenants (Restrictive Covenants) contained in his employment agreement regarding (i) confidentiality, (ii) intellectual property rights, and (iii) non-competition and non-solicitation (each of which extend for a period of one year (or two years, in the case of Mr. Kingsbury) following termination of employment).

Our obligation to make such payments or provide such services will terminate upon the occurrence of any such breach during such period.

For purposes of each named executive officer’s employment agreement,

•

“cause” means the named executive officer (i) is convicted of a felony or other crime involving dishonesty towards us or material misuse of our property; (ii) engages in willful misconduct or fraud with respect to us or any of our customers or suppliers or an intentional act of dishonesty or disloyalty in the course of his employment; (iii) refuses to perform his material obligations under his employment agreement which failure is not cured within 15 days after written notice to him or her; (iv) misappropriates one or more of our material assets or business opportunities; or (v) breaches a Restrictive Covenant which breach, if capable of being cured, is not cured within 10 days of written notice to him or her; and

•

“good reason” means the occurrence of any of the following events without the written consent of the named executive officer: (i) a material diminution of his duties or the assignment to him or her of duties that are inconsistent in any substantial respect with the position, authority or responsibilities associated with his position; (ii) our requiring him or her to be based at a location which is 50 or more miles from his principal office location on the date he or she commences employment with us; or (iii) a material breach by us of our obligations pursuant to his employment agreement (which breach goes uncured after notice and a reasonable opportunity to cure). No such condition is deemed to be “good reason” unless (i) we are notified within 30 days of the initial existence of such condition and are provided with a period of at least 30 days from the date of notice to remedy the condition, and (ii) (a) with respect to each named executive officer other than Mr. Kingsbury, within 10 days after the expiration of such period (but in no event later than 120 days after the initial existence of the condition), the named executive officer actually terminates his employment with us by providing written notice of resignation for our failure to remedy the condition; or (b) with respect to Mr. Kingsbury, at any time during the period commencing 10 days after the expiration of such period and ending 180 days after Mr. Kingsbury’s knowledge of the initial existence of the condition (but in all events within two years after the initial existence of said condition), Mr. Kingsbury actually terminates his employment with us by providing written notice of resignation for our failure to remedy the condition.

Termination for Any Other Reason

In the event that he is terminated for any other reason, including as a result of his death, disability, voluntary resignation for other than good reason or by resolution of our Board of Directors for cause, each named executive officer’s employment agreement provides that he shall only be entitled to receive all previously earned and accrued but unpaid base salary, vacation and unpaid business expenses up to the date of such termination.

Change-in-Control

None of our named executive officers are entitled to receive any payments upon a change-in-control pursuant to the terms of his employment agreement.

Option and Restricted Stock Agreements

Pursuant to the terms of the option agreements with each of our named executive officers, all options become exercisable upon a change of control (as defined in the Stockholders Agreement) and, unless determined otherwise by the plan administrator, upon cessation of employment and subject to the terms of the Incentive Plan,

•

options that have not vested will terminate immediately (except with respect to Mr. Kingsbury, whose option agreement provides a formula for calculating a number of options which will vest in the event that Mr. Kingsbury’s employment is terminated by us without cause or Mr. Kingsbury resigns with good reason);

•	units issued upon the exercise of vested options will be callable under our Stockholders Agreement to the extent the holder is a party thereto; and

•	unexercised vested options will be exercisable for a period of 60 days.

Pursuant to the terms of the restricted stock agreements with certain of our named executive officers and subject to the terms of the Incentive Plan,

•

all unvested units of restricted stock will remain unvested following any change of control, provided, however, that 100% of such units will vest if, following a change of control, the recipient’s employment is terminated by us without cause or the recipient resigns with good reason (except with respect to Mr. Kingsbury, whose restricted stock agreements provide that all unvested units of restricted stock will accelerate and vest as of the date of a change of control);

•	all unvested units of restricted stock will vest if the recipient’s employment is terminated prior to vesting as a result of the recipient’s death or disability;

•

all unvested units of restricted stock will automatically be forfeited (and will not vest) if the recipient’s employment with us terminates for any reason (other than if, following a change of control, recipient’s employment is terminated by us without cause or the recipient resigns with good reason) prior to the vesting date (except with respect to Mr. Kingsbury, whose restricted stock agreements include a formula for calculating a number of units of restricted stock which will vest in the event that Mr. Kingsbury’s employment is terminated without cause or Mr. Kingsbury resigns with good reason); and

•	all vested units of restricted stock are callable under the Stockholders Agreement to the extent the holder is a party thereto.

	Termination Without Cause or for Good Reason or Expiration of Employment Agreement				Termination for Any Other Reason ($)(5)	Option Acceleration Upon Change of Control ($)(6)	Restricted Stock Acceleration Upon Change of Control, Death or Disability ($)(7)
Name	Base Salary ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Medical Benefits Continuation ($)(3)	Option and Restricted Stock Acceleration ($)(4)
Thomas A. Kingsbury	1,964,668	—	19,464	152,600	—	610,400	—
Todd Weyhrich	512,500	—	9,732	—	—	81,397	—
Paul Metcalf	600,000	—	9,732	—	—	—	305,600
Hobart Sichel	512,500	—	9,732	—	—	74,137	—
Mike Metheny	350,000	—	9,732	—	—	38,894	—

(1)	The amount set forth in this column (i) reflects the severance pay the named executive officers would be entitled to receive based upon salaries in effect as of February 1, 2013, (ii) with respect to Mr. Kingsbury, assumes that the severance pay will be provided for a period of two years in accordance with the terms of his employment agreement; and (iii) with respect to each named executive officer other than Mr. Kingsbury, assumes that the severance pay will be provided for a period of one year in accordance with the terms of his employment agreement.

(2)	As described above under the caption “Annual Incentive Awards,” no awards were granted under the Bonus Plan with respect to Fiscal 2012.
(3)	The amounts set forth in this column have been calculated based upon the coverage rates and elections in effect as of as February 1, 2013 for each of the named executive officers, and assumes that we can provide such coverage (i) for a period of two years for Mr. Kingsbury; and (ii) for a period of one year with respect to each named executive officer other than Mr. Kingsbury.
(4)	As described above, upon cessation of employment and subject to the terms of the Incentive Plan, options and restricted stock that have not vested will terminate immediately (except with respect to Mr. Kingsbury, whose option and restricted stock agreements contain a formula for calculating a number of options and restricted stock which will vest in the event that Mr. Kingsbury’s employment is terminated without cause or if Mr. Kingsbury resigns with good reason). Because units of our capital stock are not publicly traded, the value of our stock is only available when a valuation is performed. The units were valued at $61.12 per unit (Valuation Price) as of February 1, 2013. The dollar value in this column with respect to Mr. Kingsbury represents the product obtained by multiplying (a) the number of accelerated options with an exercise price less than the Valuation Price, by (b) the amount by which the Valuation Price exceeds such exercise price.
(5)	Under our employment agreement with each named executive officer, in the event that such named executive officer is terminated for any reason other than by us without cause or by him for good reason, including as a result of death, disability, voluntary resignation for other than good reason or by resolution of our Board of Directors for cause, he shall only be entitled to receive all previously earned and accrued but unpaid base salary, vacation and unpaid business expenses up to the date of such termination.
(6)	As described above, all unvested outstanding options fully vest upon a change of control. Accordingly, the amount set forth in this column represents (assuming withholding tax obligations due in connection with vesting are satisfied by a cash payment to us) the product obtained by multiplying (i) the number of unvested options with an exercise price less than the Valuation Price, by (ii) the amount by which the Valuation Price exceeds such exercise price.
(7)	As described above, all unvested units of restricted stock will remain unvested following any change of control, provided, however, that 100% of such units will vest if, following a change of control, the named executive officer’s employment is terminated by us without cause or the named executive officer resigns with good reason. Unvested units of restricted stock will vest if the named executive officer’s employment is terminated prior to vesting as a result of the named executive officer’s death or disability. Accordingly, the amount set forth in this column represents (assuming withholding tax obligations due in connection with the restricted stock are satisfied by a cash payment to us) the product obtained by multiplying the number of unvested units of restricted stock by the Valuation Price in the event (a) of such named executive officer’s death or disability, or (b) the employment of such named executive officer is terminated by us without cause or he resigns with good reason following a change of control.

Share Repurchase Rights

Under the Stockholders Agreement, upon termination of the employment of a named executive officer party thereto for any reason, we have the option to purchase all or any portion of the named executive officer’s (i) fully vested units of restricted stock at the fair market value of the units; and (ii) units issued upon the exercise of options held by such named executive officer at the fair market value of the units (provided that in the event such termination was by us for cause or following such termination of employment (for any reason) the executive has breached any non-competition obligation he has to us under any agreement, the per unit purchase price will be equal to the lesser of the exercise price paid by the executive to obtain the unit and the fair market value of the units). If we elect to purchase the named executive officer’s units, it must deliver notice to the named executive officer no later than 180 days after the later of (i) the date of termination or (ii) the exercise of any option originally granted to the executive. The fair market value of the units shall be determined as of the later of (i) the 181st day after the exercise of the applicable option or after such unit has vested pursuant to the terms of the restricted stock grant, as applicable, and (ii) the date on which our notice is delivered.

2013 Omnibus Incentive Plan

In connection with this offering, we intend to adopt the 2013 Omnibus Incentive Plan (the “2013 Incentive Plan”). The 2013 Incentive Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2013 Incentive Plan. The purpose of the 2013 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2013 Incentive Plan. For further information about the 2013 Incentive Plan, we refer you to the complete copy of the 2013 Incentive Plan.

Administration. The 2013 Incentive Plan will be administered by the Compensation Committee of our Board of Directors. Among the Compensation Committee’s powers will be to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2013 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2013 Incentive Plan as it deems necessary or proper. The Compensation Committee will have the authority to administer and interpret the 2013 Incentive Plan, to grant discretionary awards under the 2013 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2013 Incentive Plan and the awards thereunder as the Compensation Committee deems necessary or desirable and to delegate authority under the 2013 Incentive Plan to our executive officers.

Available Shares. The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2013 Incentive Plan or with respect to which awards may be granted may not exceed                  shares. The number of shares that will be available for issuance under the 2013 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares that will be available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2013 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2013 Incentive Plan.

The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that will be subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Internal Revenue Code and may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be                  shares (per type of award). The total number of shares of our common stock with respect to all awards that may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be                 shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be                 shares. The maximum value of a cash payment made under a performance award which may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be $            .

Eligibility for Participation. Members of our Board of Directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2013 Incentive Plan.

Award Agreement. Awards granted under the 2013 Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Compensation Committee.

Stock Options. The Compensation Committee will be able to grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Compensation Committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Compensation Committee at grant and the exercisability of such options may be accelerated by the Compensation Committee.

Stock Appreciation Rights. The Compensation Committee will be able to grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the Compensation Committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The Compensation Committee will also be able to grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2013 Incentive Plan, or such other event as the Compensation Committee may designate at the time of grant or thereafter.

Restricted Stock. The Compensation Committee will be able to award shares of restricted stock. Except as otherwise provided by the Compensation Committee upon the award of restricted stock, the recipient will generally have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The Compensation Committee will be able to determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Compensation Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2013 Incentive Plan and are discussed in general below.

Other Stock-Based Awards. The Compensation Committee will be able to, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2013 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The Compensation Committee will be able to determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Internal Revenue Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2013 Incentive Plan and discussed in general below.

Other Cash-Based Awards. The Compensation Committee will be able to grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Compensation Committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Compensation Committee will be able to accelerate the vesting of such award in its discretion.

Performance Awards. The Compensation Committee will be able to grant a performance award to a participant payable upon the attainment of specific performance goals. The Compensation Committee will be able to grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Compensation Committee. Based on service, performance and/or other factors or criteria, the Compensation Committee will be able to, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals. The Compensation Committee will be able to grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) income per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) income before interest and taxes; (13) income before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total stockholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Compensation Committee; (28) the fair market value of a share of our common stock; (29) the growth in the value of an investment in our common stock assuming the reinvestment of dividends; or (30) reduction in operating expenses.

To the extent permitted by law, the Compensation Committee will also be able to exclude the impact of an event or occurrence which the Compensation Committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Compensation Committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Compensation Committee will be able to designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control. In connection with a change in control, as defined in the 2013 Incentive Plan, the Compensation Committee will be able to accelerate vesting of outstanding awards under the 2013 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The Compensation Committee will also be able to provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights. Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination. Notwithstanding any other provision of the 2013 Incentive Plan, our Board of Directors will be able to, at any time, amend any or all of the provisions of the 2013 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2013 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability. Awards granted under the 2013 Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the committee will be able to provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards. The 2013 Incentive Plan will provide that awards granted under the 2013 Incentive Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Securities Exchange Act of 1934 or under any applicable rules and regulations promulgated by the SEC.

Effective Date; Term. The 2013 Incentive Plan was adopted by the Board of Directors on                 , 2013 and approved by stockholders on                 , 2013. No award will be granted under the 2013 Incentive Plan on or after                 , 2022. Any award outstanding under the 2013 Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Compensation of Directors

Other than Messrs. Margolis and Sullivan, the members of our Board of Directors were not separately compensated for their services as directors during Fiscal 2012. Compensation provided to Mr. Kingsbury in his capacity as an executive officer is provided in the Summary Compensation Table above. All directors, however, are entitled to receive reimbursement for out-of-pocket expenses incurred in connection with rendering such services.

Mr. Margolis received an annual fee of $30,000 as compensation for his services as a director, payable in equal quarterly installments (and pro-rated for partial quarters). In addition, Mr. Margolis received options to purchase 2,000 units under the Incentive Plan in connection with his election to our Board of Directors in December 2009. 40% of these options vested on December 15, 2011 and 20% of these options vested on December 15, 2012.

Mr. Sullivan receives an annual fee of $30,000 as compensation for his services as a director and an annual fee of $15,000 as compensation for his services as Chairman of the Audit Committee, each of which is payable in equal quarterly installments (and pro-rated for partial quarters). In addition, Mr. Sullivan received options to purchase 2,000 units under the Incentive Plan in connection with his election to our Board of Directors in November 2012. 40% of these options vested on November 12, 2014 and the remainder of these options will vest 20% on each of November 12, 2015, November 12, 2016 and November 12, 2017.

The table below summarizes the compensation paid to Messrs. Margolis and Sullivan during Fiscal 2012:

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total($)
Jay Margolis(2)	30,000		—	—	—	—	—	30,000
Paul Sullivan(3)	10,625	(4)	—	83,764	—	—	—	94,389

(1)	The amount set forth in this column represents the aggregate grant date fair value of awards of options to purchase units of our common stock. Each unit consists of nine shares of Class A common stock and one share of Class L common stock. The amount shown was calculated in accordance with FASB ASC Topic 718, excluding the effect of certain forfeiture assumptions, and are based on a number of key assumptions described in Note 10 to our February 2, 2013 Consolidated Financial Statements. The amount of compensation, if any, actually realized from the exercise and sale of vested options will depend on numerous factors, including the continued service of the director during the vesting period of the award and the amount by which the unit price on the day of exercise and sale exceeds the option exercise price.
(2)	On December 22, 2011, Mr. Margolis exercised options to purchase 799 units. As of February 2, 2013, Mr. Margolis had 1,201 options outstanding. Mr. Margolis resigned from our Board of Directors on April 10, 2013.
(3)	As of February 2, 2013, Mr. Sullivan had 2,000 options outstanding.
(4)	During Fiscal 2012, Mr. Sullivan was paid $10,625, which amount represents the pro rata portion of his annual fee as compensation for his services as a director and the pro rata portion of his annual fee as compensation for his services as Chairman of the Audit Committee, in each case, for the period of Fiscal 2012 for which he was a director.

Compensation Committee Interlocks and Insider Participation

Messrs. Bekenstein and Hitch served at all times during Fiscal 2012, and continue to currently serve, on the Committee. Neither of these individuals (i) has ever been an officer or an employee of ours, nor (ii) except as otherwise set forth herein, has any relationship that is required to be disclosed pursuant to the rules of the Securities and Exchange Commission. In addition, none of our executive officers serve (or served at any time during Fiscal 2012) as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or the Committee.

PRINCIPAL STOCKHOLDERS

The following table shows information about the beneficial ownership of our common stock, as of                 , 2013 by:

•	each person known by us to beneficially own 5% or more of our outstanding common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group;

in each case, giving effect to the reclassification of our Class L common stock and Class A common stock into a single class of common stock, as described in “The Reclassification.”

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

The numbers listed below are based on                  shares of our common stock outstanding as of                 , 2013, after giving effect to the reclassification as if it occurred on that date. The actual number of shares of common stock to be issued to each holder of Class L common stock in the reclassification is subject to change based on any changes to the initial public offering price and the date of the pricing of this offering. See “The Reclassification.”

Upon the completion of this offering, Bain Capital will own approximately         % of our common stock, assuming that the underwriters do not exercise their option to buy additional shares, and         % of our common stock, assuming that the underwriters exercise their option to buy additional shares. As a result, we expect to be a “controlled company” within the meaning of the corporate governance rules of the                 .

	Common stock owned before the offering		Common stock owned after the offering (no option exercise)		Common stock owned after the offering (full option exercise)
Name and Address of Beneficial Owner(1)	Number	Percentage	Number	Percentage	Number	Percentage
Principal Stockholder:
Bain Capital and related funds(2)
Executive Officers and Directors:
Todd Weyhrich(3)
Joyce Manning Magrini(4)
Thomas Kingsbury(5)
Fred Hand(6)
Hobart Sichel
Paul Metcalf
Marc Katz(7)
Paul Tang(8)
Mike Metheny(9)
Joshua Bekenstein(10)
Jordan Hitch(10)
Mark Verdi(10)
Tricia Patrick(11)
Paul J. Sullivan
Executive Officers and Directors as a Group (14 persons)(12)

*	Less than 1%
(1)	A “beneficial owner” of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:
•	voting power which includes the power to vote, or to direct the voting of, such security; and/or

•	investment power which includes the power to dispose, or to direct the disposition of, such security.

Unless otherwise indicated, each person named in the table above has sole voting and investment power, or shares voting and investment power with his spouse (as applicable), with respect to all shares of stock listed as owned by that person. Shares issuable upon the exercise of options exercisable on                 , 2013 or within 60 days thereafter are considered outstanding and to be beneficially owned by the person holding such options for the purpose of computing such person’s percentage beneficial ownership, but are not deemed outstanding for the purposes of computing the percentage of beneficial ownership of any other person. The address of our executive officers is c/o Burlington Coat Factory Warehouse Corporation, 1830 Route 130 North, Burlington, New Jersey 08016.

(2)	Includes shares held by each of Bain Capital Integral Investors, LLC (“Integral”), Bain Capital Fund IX, LLC (“Fund IX”), BCIP TCV, LLC (“BCIP TCV”) and BCIP Associates—G (“BCIP-G”) as follows:

Name of Fund	Common Stock
Integral
Fund IX
BCIP TCV
BCIP-G

Bain Capital Fund IX, L.P. (“Fund IX LP”) is the sole member of Fund IX. Bain Capital Partners IX, L.P. (“Partners IX”) is the general partner of Fund IX LP. Bain Capital Investors, LLC (“BCI”) is the administrative member of each of Integral and BCIP TCV, the managing partner of BCIP-G, and the general partner of Partners IX. BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by Integral, BCIP TCV, and BCIP-G (collectively, the “Bain Capital Entities”). BCI disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Voting and investment determinations with respect to the shares held by the Bain Capital Entities are made by an investment committee comprised of the following managing directors of BCI: Andrew Balson, Steven Barnes, Joshua Bekenstein, Louis Bremer, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, David Humphrey, John Kilgallon, Lew Klessel, Matthew Levin, Ian Loring, Philip Loughlin, Seth Meisel, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi and Stephen Zide. As a result, and by virtue of the relationships described in this footnote, the investment committee of BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of the investment committee of BCI disclaims beneficial ownership of such shares. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(3)	Includes shares of common stock that can be acquired upon the exercise of outstanding options.
(4)	Includes shares of common stock that can be acquired upon the exercise of outstanding options.
(5)	Includes shares of common stock that can be acquired upon the exercise of outstanding options.
(6)	Includes shares of common stock that can be acquired upon the exercise of outstanding options.
(7)	Includes shares of common stock that can be acquired upon the exercise of outstanding options.
(8)	Includes shares of common stock that can be acquired upon the exercise of outstanding options.
(9)	Includes shares of common stock that can be acquired upon the exercise of outstanding options.
(10)	Does not include shares held by the Bain Capital Entities. Each of Messrs. Bekenstein, Hitch and Verdi is a managing director and serves on the investment committee of BCI and as a result, and by virtue of the relationships described in footnote (2) above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. Each of Messrs. Bekenstein, Hitch and Verdi disclaims beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Bekenstein, Hitch and Verdi is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.
(11)	Does not include shares held by the Bain Capital Entities. Ms. Patrick’s address is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.
(12)	Includes our current directors (Ms. Patrick and Messrs. Kingsbury, Bekenstein, Hitch, Verdi and Sullivan) and our current executive officers (Ms. Magrini and Messrs. Kingsbury, Weyhrich, Hand, Sichel, Metcalf, Katz, Tang and Metheny).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

2006 Management Incentive Plan

In connection with the Merger Transaction, Burlington Coat Factory Holdings, Inc. adopted the 2006 Incentive Plan, which we assumed on May 1, 2013. The 2006 Incentive Plan provides for grants of awards to designated employees subject to the terms and conditions set forth in the 2006 Incentive Plan. 920,478 shares of Class L common stock and 8,284,302 shares of Class A common stock are currently reserved for issuance under the Incentive Plan.

2013 Omnibus Incentive Plan

We intend to adopt the 2013 Incentive Plan effective prior to and in connection with this offering. The plan will provide for grants of stock options, restricted stock and performance awards. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.                 shares of our common stock will be authorized for issuance under the plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. Our Compensation Committee will administer the plan. The Board of Directors also has the authority to administer the plan and to take all actions that our Compensation Committee is otherwise authorized to take under the plan. The terms and conditions of each award made under the plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. See “Executive Compensation—Mix of Total Compensation—Long-Term Incentives.”

Stockholders Agreement

On February 14, 2013, in connection with our reorganization, we and the investors (including affiliates of Bain Capital who will continue to own a controlling interest in us following consummation of this offering) and managers, from time to time party thereto, which currently includes each of our named executive officers, other senior executive officers and certain junior executives, entered into a Stockholders Agreement (the “Stockholders Agreement”). Among other things, the Stockholders Agreement fixes the number of members of our Board of Directors and sets forth that one such member shall have been nominated by Bain Capital Fund IX, LLC and the remaining members shall have been nominated by the Majority Investors (as defined therein) (including affiliates of Bain Capital who will continue to own a controlling interest in us following consummation of this offering), provides certain restrictions and rights with respect to sale and issuance of our common stock and provides the parties thereto with certain registration rights and provides for limited approval rights in favor of Bain Capital. In particular, the Stockholders Agreement provides that no stockholder may transfer his common stock except to permitted transferees and except in compliance with certain restrictions on transfer. In addition, under the Stockholders Agreement, funds associated with Bain Capital and other holders of common stock will have the ability to cause us to register their shares of common stock and to participate in registrations by us of Holdings’ or any other affiliate’s common stock. We will be responsible for paying expenses of holders of our common stock in connection with any such registration.

Advisory Agreement

In connection with the 2006 Merger Transaction, Burlington Coat Factory Holdings, Inc. entered into an advisory agreement with Bain Capital (the “Prior Advisory Agreement”) pursuant to which Bain Capital agreed to provide certain management and consulting services and financial and other advisory services. On February 14, 2013, Parent, Burlington Coat Factory Holdings, Inc., BCFWC and Bain Capital Partners, LLC entered into an Amended and Restated Advisory Agreement (the “Advisory Agreement”), which amended the Prior Advisory Agreement to add us as a party thereto. Pursuant to the Advisory Agreement, we pay Bain Capital

a periodic fee of $1 million per fiscal quarter plus reimbursement for reasonable out-of-pocket fees, and a fee equal to 1% of the transaction value of each financing, acquisition, disposition or change of control or similar transaction by or involving us. For each of Fiscal 2010 and Fiscal 2011 and since the beginning of Fiscal 2012, we paid Bain Capital fees of approximately $4.3 million, $4.3 million and $17.5 million, respectively. The Advisory Agreement has a 10-year initial term, and thereafter is subject to automatic one-year extensions unless we or Bain Capital provides written notice of termination, except that the agreement terminates automatically upon an initial public offering or a change of control. In connection with the termination of the agreement upon completion of this offering, we will pay Bain Capital a termination fee of $            . If the agreement is terminated early, then Bain Capital will be entitled to receive all unpaid fees and unreimbursed out-of-pocket fees and expenses, as well as the present value of the periodic fee that would otherwise have been payable through the end of the term. The agreement includes customary indemnities in favor of Bain Capital.

Merchandise Purchases

Jim Magrini, brother-in-law of Ms. Magrini, is an independent sales representative of one of our suppliers of merchandise inventory. This relationship predated the commencement of Ms. Magrini’s employment with us. The dollar amount of purchases through Jim Magrini serving as an independent sales representative for such supplier amounted to approximately $3.0 million since the beginning of Fiscal 2012. The related party’s interest in these transactions amounted to approximately $98,000 since the beginning of Fiscal 2012.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Transactions with Portfolio Companies

Bain Capital, either directly or through affiliates, has ownership interests in a broad range of companies (“Portfolio Companies”) with whom we may from time to time enter into commercial transactions in the ordinary course of business, primarily for the purchase of goods and services. We believe that none of our transactions or arrangements with Portfolio Companies is significant enough to be considered material to Bain Capital or to our business.

Policies and Procedures With Respect to Related Party Transactions

Upon the closing of this offering, we intend to adopt policies and procedures whereby our Audit Committee will be responsible for reviewing and approving related party transactions. In addition, our Code of Ethics will require that all of our employees and directors inform the Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Term Loan Facility

On February 24, 2011, we entered into the Term Loan Credit Agreement, pursuant to which the Senior Secured Term Loan Facility was established, with BCFWC as the borrower, which we subsequently amended on May 16, 2012, February 15, 2013 and May 17, 2013. As of May 4, 2013, we have $863.6 million of senior secured indebtedness outstanding under the Senior Secured Term Loan Facility.

The Senior Secured Term Loan Facility is secured by (a) a perfected first priority lien on substantially all of BCFWC’s and the guarantors’ real property and personal property related to equipment, fixtures, intellectual, property and certain investment property, and (b) a perfected second priority lien on substantially all inventory, accounts and personal property related to inventory and accounts of BCFWC and the guarantors, in each case, subject to various limitations and exceptions.

The Senior Secured Term Loan Facility is to be repaid in consecutive quarterly payments of $2.5 million from April 30, 2011 to January 28, 2017, with the balance of the Senior Secured Term Loan Facility due upon maturity on February 23, 2017.

The Senior Secured Term Loan Facility contains customary representations and warranties and affirmative and negative covenants, in each case, subject to limitations, exceptions and materiality thresholds and requires that BCFWC maintain on the last day of each fiscal quarter a consolidated leverage ratio not to exceed a maximum amount and a consolidated interest coverage ratio of at least a certain amount and comply with an annual capital expenditures limitation.

The Senior Secured Term Loan Facility also contain customary events of default including for failure to make payments under the Senior Secured Term Loan Facility, materially incorrect representations, breaches of covenants (subject to a 30 day grace period after notice in the case of certain covenants), cross-default to other material indebtedness, material unstayed judgments, certain ERISA, bankruptcy and insolvency events, failure of guarantees or security to remain in full force and effect, change of control, certain uninsured losses to any material portion of the collateral, any undismissed felony indictment of BCFWC or any guarantors or the imposition of orders or stays having a material adverse effect.

The interest rates for the Senior Secured Term Loan Facility are based on: (a) for LIBO rate loans for any interest period, at a rate per annum equal to the greater of (i) the LIBO rate as determined by the administrative agent for such interest period multiplied by the Statutory Reserve Rate (as defined in the Term Loan Credit Agreement) and (ii) 1.00% (the “Term Loan Adjusted LIBO Rate”), plus an applicable margin of 3.25%; and (b) for prime rate loans, a rate per annum equal to the highest of (i) the variable annual rate of interest then announced by JPMorgan Chase Bank, N.A. at its head office as its “prime rate,” (ii) the federal funds rate in effect on such date plus 0.50% per annum, and (iii) the Term Loan Adjusted LIBO Rate for the applicable class of term loans for one-month plus 1.00%, plus an applicable margin of 2.25%; provided, that, in each case, the applicable margin shall be further reduced by 25 basis points if BCFWC’s consolidated secured leverage ratio is less than or equal to 2.25:1, commencing with the delivery of the annual or quarterly consolidated financial statements, as applicable, for the first fiscal year ending after May 17, 2013. The interest rate on the Senior Secured Term Loan Facility was 5.5% as of May 4, 2013.

ABL Line of Credit

On September 2, 2011, we entered into the second amended and restated credit agreement governing the ABL Line of Credit, with BCFWC as the lead borrower. The aggregate amount of commitments under the ABL Line of Credit is $600,000,000, which BCFWC may increase to up to $900,000,000, subject to the satisfaction of certain conditions. The termination date of the asset-based revolving credit facility under is September 2, 2016.

The ABL Line of Credit is secured by (a) a perfected first priority lien on substantially all inventory, accounts and personal property related to inventory and accounts of BCFWC and the guarantors, and (b) a perfected second priority lien on substantially all of BCFWC and the guarantors’ real property and personal property related to equipment, fixtures, intellectual property and certain investment property, in each case, subject to various limitations and exceptions.

The interest rates under the ABL Line of Credit are based on: (a) for LIBO loans for any interest period, at a rate per annum equal to the LIBO rate as determined by the administrative agent for such interest period multiplied by the Statutory Reserve Rate (as defined in the second amended and restated credit agreement governing the ABL Line of Credit) (the “Adjusted LIBO Rate”), plus an applicable margin of (i) 1.75% if average daily Availability (as defined and described below) is greater than or equal to 40% of the Loan Cap (as defined in the second amended and restated credit agreement governing the ABL Line of Credit), (ii) 2.00% if average daily Availability is less than 40% of the Loan Cap but greater than or equal to 20% the Loan Cap, or (iii) 2.25% if average daily Availability is less than 20% the Loan Cap; and (b) for prime rate loans, a rate per annum equal to the highest of (i) the variable annual rate of interest then announced by Bank of America, N.A. at its head office as its “prime rate,” (ii) the federal funds rate in effect on such date plus 0.50% per annum, and (iii) the Adjusted LIBO Rate in effect on September 2, 2011 and on each 30-day period after September 2, 2011, plus 1.00% per annum, plus an applicable margin of (x) 0.75% if average daily Availability is greater than or equal to 40% of the Loan Cap, (y) 1.00% if average daily Availability is less than 40% of the Loan Cap but greater than or equal to 20% the Loan Cap, or (z) 1.25% if average daily Availability is less than 20% the Loan Cap. On November 27, 2011, and on the first day of each fiscal quarter thereafter, the applicable interest rate margin will be adjusted as described above based on Availability for the most recently ended fiscal quarter preceding such adjustment date. “Availability” under the ABL Line of Credit means the lesser of (a) the aggregate commitments of all lenders minus the outstanding credit extensions and (b) the borrowing base minus the outstanding credit extensions.

Pursuant to the ABL Line of Credit, the borrowers must pay the administrative agent, for the account of the lenders, a fee on the average daily balance of unused loan commitments equal to 0.375% per annum.

Pursuant to the ABL Line of Credit, the calculation of the borrowing base allows for increased advance rates during the September 1st through December 15th period of each year.

The ABL Line of Credit contains customary representations and warranties, subject to limitations, exceptions and materiality thresholds, and customary covenants (subject to various exceptions) restricting our ability to, among other things, (a) declare dividends, make distributions or redeem or repurchase capital stock, (b) prepay, redeem or repurchase certain debt, (c) incur liens or grant negative pledges, (d) make loans and investments and enter into acquisitions, (e) incur additional indebtedness, (f) make capital expenditures, (g) engage in mergers and other fundamental changes and asset sales, (h) conduct transactions with affiliates, (i) amend certain material documents, and (j) change our fiscal year. The borrowers and guarantors are also required to comply with various customary affirmative covenants, subject to limitations, exceptions and materiality thresholds. In addition, our failure to meet the minimum availability threshold under the ABL Line of Credit will not result in an event of default pursuant to the terms of the ABL Line of Credit if we comply with a minimum consolidated fixed charge coverage ratio of 1.0:1.0.

Events of default under the ABL Line of Credit include, but are not limited to, (a) our failure to pay principal, interest, fees or other amounts under the ABL Line of Credit when due (taking into account any applicable grace period), (b) any representation or warranty proving to have been materially incorrect when made, (c) covenant defaults subject, with respect to certain covenants, to a grace period, (d) bankruptcy events, (e) a cross default to certain other debt, including a cross default to BCFWC’s Senior Secured Term Loan Facility, provided, however, the lenders are subject to a 60-day standstill period if the underlying default under our Senior Secured Term Loan Facility has occurred as a result of BCFWC’s failure to meet any of the financial maintenance covenants set forth in the Term Loan Credit Agreement, (f) certain undischarged judgments (not paid within an applicable grace period), (g) certain ERISA-related defaults, (h) challenges to and/or the invalidity or impairment of specified security interests and (i) certain change of control events.

10% Senior Notes due 2019

On February 24, 2011, BCFWC issued $450.0 million aggregate principal amount of our Senior Notes pursuant to an indenture, dated February 24, 2010, among BCFWC, the guarantors signatory thereto and Wilmington Trust FSB, governing the Senior Notes. The Senior Notes are senior unsecured obligations of BCFWC and are guaranteed on a senior basis by BCFWC, Holdings, and each of its U.S. subsidiaries to the extent such guarantor is a guarantor of BCFWC’s obligations under the Senior Secured Term Loan Facility.

The Senior Notes will mature on February 15, 2019. Interest on the Senior Notes accrues at a rate of 10% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Prior to February 15, 2015, we may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest, if any, plus a “make-whole” premium. On or after February 15, 2015, we may redeem all or a part of the Senior Notes at its option, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as a percentage of the principal amount) set forth below, plus accrued and unpaid interest and “Additional Interest,” if any, on the Senior Notes to be redeemed to the applicable redemption date if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Period	Redemption Price
2015	105.000%
2016	102.000%
2017 and thereafter	100.000%

In addition, at any time prior to February 15, 2014, we may repay up to 35% of the Senior Notes with the net proceeds of certain equity offerings, at a redemption price of 110% of the principal amount thereof plus accrued and unpaid interest.

The indenture governing the Senior Notes contains covenants that, among other things, restrict the ability of BCFWC and the ability of Holdings and certain of its subsidiaries to: incur, assume or guarantee additional indebtedness; pay dividends or redeem or repurchase capital stock; make other restricted payments; incur liens; redeem debt that is junior in right of payment to the Senior Notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into mergers or consolidations; and enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if BCFWC sells assets or experiences certain changes of control, it must offer to purchase the Senior Notes.

9.00%/9.75% Senior Notes due 2018

On February 20, 2013, Burlington Holdings, LLC and Burlington Holdings Finance, Inc. issued $350.0 million aggregate principal amount of Holdco notes pursuant to an indenture, dated February 20, 2013, among Holdings LLC, Burlington Holdings Finance, Inc. and Wilmington Trust, National Association, governing the Holdco notes. The Holdco notes are senior unsecured obligations of Holdings LLC and Burlington Holdings Finance, Inc. and are not guaranteed by any of the subsidiaries of Holdings LLC and Burlington Holdings Finance, Inc. We used the net proceeds from the offering of the Holdco notes to pay a special cash dividend of approximately $336 million, in the aggregate, to the Class L and Class A common stockholders of the Company.

The Holdco notes will mature on February 15, 2018. Interest on the Holdco notes is payable entirely in cash, unless certain conditions are satisfied, in which case interest may be paid by increasing the principal amount of the Holdco notes or by issuing new notes. Cash interest on the Holdco notes accrues at the rate of 9.00 % per annum and PIK interest accrues at the rate of 9.75% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Prior to February 15, 2014, we may redeem some or all of the Holdco notes at a price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest, if any, plus a “make- whole” premium. On or after February 15, 2014, we may redeem all or a part of the notes at its option, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as a percentage of the principal amount) set forth below, plus accrued and unpaid interest and “Additional Interest,” if any, on the Holdco notes to be redeemed to the applicable redemption date if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Period	Redemption Price
2014	102.000%
2015	101.000%
2016 and thereafter	100.000%

In addition, at any time prior to February 15, 2014 we may redeem up to 100% of the Holdco notes using the net proceeds of certain equity offerings at a redemption price of 102% of the principal amount thereof plus accrued and unpaid interest.

The indenture governing the Holdco notes contains covenants that, among other things, restrict the ability of Holdings LLC and certain of its subsidiaries to: incur, assume or guarantee additional indebtedness; pay dividends or redeem or repurchase capital stock; make other restricted payments; incur liens; redeem debt that is junior in right of payment to the notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into mergers or consolidations; and enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Holdings LLC and Burlington Holdings Finance, Inc. sell assets or experiences certain changes of control, it must offer to purchase the Holdco notes.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of applicable law. Copies of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

General

Upon the closing of this offering, the total amount of our authorized capital stock will consist of                 shares of common stock, par value $0.0001 per share and                 shares of undesignated preferred stock. As of June 1, 2013, before giving effect to the reclassification, we had outstanding 46,846,548 shares of Class A common stock and 5,205,172 shares of Class L common stock. In connection with the reclassification, all of the outstanding Class A common stock and Class L common stock was reclassified into                 shares of common stock. See “The Reclassification.”

After giving effect to this offering, we will have                 shares of common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of June 1, 2013, before giving effect to the reclassification, there were 54 stockholders of record of both our Class A common stock and Class L common stock.

After giving effect to the reclassification, our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our common stock is neither convertible nor redeemable. Unless our Board of Directors determines otherwise, we will issue all of our capital stock in uncertificated form.

Preferred Stock

We do not have any shares of preferred stock outstanding. Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”). The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. See the section entitled “Dividend Policy.” These rights are subject to the preferential rights of any other class or series of our preferred stock.

Other Rights

Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. This offering is not subject to pre-emptive rights.

Liquidation Rights

If our company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor.

Action by Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once Bain Capital ceases to beneficially own more than 50% of our outstanding shares. Our amended and restated certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or, until the date that Bain Capital ceases to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board

Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Removal of Directors

Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast until Bain Capital ceases to beneficially own more than 50% of our outstanding shares. After such time, directors may only be removed from office only for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, after the date on which Bain Capital ceases to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock will be required to amend, alter, change or repeal our amended and restated bylaws. Additionally, after the date on which Bain Capital ceases to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our amended and restated certificate of incorporation, we will opt out of Section 203 of the DGCL, and will therefore not be subject to Section 203.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Bain Capital or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Bain Capital , even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither Bain Capital, nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We will apply for listing of our common stock on the New York Stock Exchange under the trading symbol “                 .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have                 shares of common stock outstanding. Of these shares of common stock, the                  shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                 shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. Subject to certain restrictions on transfer pursuant to the Stockholders Agreement, these remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

Rule 144

In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering, based on the number of shares of our common stock outstanding as of                 ; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general and subject to certain restrictions under the Stockholders Agreement, and expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, and each of our directors, officers and the holders of approximately                 shares of our common stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of for a period of 180 days after the date of this prospectus (subject to extension in certain circumstances). For additional information, see “Underwriting.” The holders of approximately     % of our outstanding shares of common stock as of                 have executed such lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of an aggregate of                  shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period, with respect to certain of the shares, described under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for more information.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS

Overview

The following is a general summary of certain U.S. federal income and estate tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our common stock. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your own tax advisors.

This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, rulings and other administrative pronouncements and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of U.S. federal income and estate taxation, does not address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 and does not deal with the alternative minimum tax or other federal taxes (such as gift tax) or with foreign, state or local tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate, a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

This discussion generally assumes that a non-U.S. holder will structure its investment in shares of our common stock so as to avoid the additional withholding tax described below under “—Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities.”

Dividends

In general, cash distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8 ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below of the backup withholding tax and the FATCA legislation, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the “applicable period”).

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the United States under the Code.

We believe we are not and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding common stock at some time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a U.S. person (as defined under the Code), and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Legislation enacted in 2010, known as the “FATCA” legislation, generally will impose a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a sale or other disposition of our common stock paid after to a foreign entity that is not a foreign financial institution unless such entity provides the applicable withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities) or (ii) a certification that the entity does not have any substantial U.S. owners. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Under final Treasury regulations, this legislation only applies to payments of dividends made after December 31, 2013 and payments of gross proceeds made after December 31, 2016. Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

U.S. Federal Estate Tax

Shares of our common stock that are owned (or deemed to be owned) at the time of death by a non-U.S. holder who is an individual will be includable in such non-U.S. holder’s taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Wells Fargo Securities, LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                 additional shares of common stock from the Company. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option exercise	With full option exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed with the underwriters to pay all expenses and application fees (including the legal fees of counsel for the underwriters) incurred and invoiced in connection with any filing with, and clearance of the offering by, the Financial Industry Regulatory Authority, Inc.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing (other than filings on Form S-8 relating to our employee benefit plans), or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of                 , for a period of 180 days after the date of this prospectus, subject to certain exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Our directors and executive officers, Bain Capital and certain other security holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                 , (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing/quotation on the New York Stock Exchange, subject to notice of official issuance, under the symbol “                 .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares from the Company, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares from us. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive including:

(a)	(in the case of Relevant Member States that have not implemented the 2010 PD Amending Directive), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

(b)	(in the case of Relevant Member States that have implemented the 2010 PD Amending Directive), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative[s] has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Specifically, affiliates of certain of the underwriters are currently lenders and/or agents under the Senior Secured Term Loan Facility and the ABL Line of Credit. Additionally, certain initial purchasers or their affiliates are counterparties under certain of our interest rate swap agreements.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold, or recommend to clients that they acquire long and/or short positions in such securities and instruments.

Solebury Capital LLC (“Solebury”), a FINRA member, is acting as our financial advisor in connection with the offering. We expect to pay Solebury, upon the successful completion of this offering, a fee of $             for its services. We have also agreed to reimburse Solebury for certain expenses incurred in connection with the engagement of up to $            , and, in our sole discretion, may pay Solebury an additional incentive fee of up to $             . Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York will pass upon the validity of the common stock offered hereby on our behalf. The underwriters are represented by Cahill Gordon & Reindel LLP, New York, New York. An investment partnership composed of partners of Kirkland & Ellis LLP has an indirect equity interest in Burlington Holdings, Inc.

EXPERTS

The consolidated financial statements of Burlington Holdings, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and for each of the three fiscal years in the period ended February 2, 2013 included in this prospectus and the related financial statement schedules included elsewhere in this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere in this prospectus. Such consolidated financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. Such periodic and current reports, proxy statements and other information will be available to the public on the SEC’s website at www.sec.gov and free of charge through our website at www.burlingtoncoatfactory.com. To receive copies of public records not posted to the SEC’s website at prescribed rates, you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Please note that our website address is provided as an inactive textual reference only. The information contained on, or accessible through, our website is not part of this prospectus and is therefore not incorporated by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of February 2, 2013 and January 28, 2012	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011	F-4
Consolidated Statements of Cash Flows for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011	F-5
Consolidated Statements of Stockholders’ Deficit for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011	F-6
Notes to Consolidated Financial Statements for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Burlington Holdings, Inc.

Burlington, New Jersey

We have audited the accompanying consolidated balance sheets of Burlington Holdings, Inc. and subsidiaries (the Company) as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit equity, and cash flows for each of the years ended February 2, 2013, January 28, 2012, and January 29, 2011. Our audits also included the financial statement schedules listed in the Index at Item 16. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Burlington Holdings, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the results of their operations and their cash flows for the years ended February 2, 2013, January 28, 2012, and January 29, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

April 26, 2013 (June 27, 2013 for all references to Class A and Class L Common Stock as described in Note 10, for all references to net income (loss) per share data as described in Notes 1 and 10, for Note 19 and for Schedule I included in item 16)

BURLINGTON HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share amounts)

	February 2, 2013	January 28, 2012
ASSETS
Current Assets:
Cash and Cash Equivalents	$43,336	$35,664
Restricted Cash and Cash Equivalents	34,800	34,800
Accounts Receivable (Net of Allowances for Doubtful Accounts of $81 at February 2, 2013, and $85 at January 28, 2012)	41,734	40,119
Merchandise Inventories	680,190	682,260
Deferred Tax Assets	6,133	23,243
Prepaid and Other Current Assets	66,052	40,062
Prepaid Income Taxes	7,218	21,319
Assets Held for Disposal	191	521

Total Current Assets	879,654	877,988

Property and Equipment—Net of Accumulated Depreciation	878,305	865,215
Tradenames	238,000	238,000
Favorable Leases—Net of Accumulated Amortization	322,081	359,903
Goodwill	47,064	47,064
Other Assets	112,978	112,973

Total Assets	$2,478,082	$2,501,143

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts Payable	$500,406	$276,285
Other Current Liabilities	238,865	221,343
Current Maturities of Long Term Debt	784	7,659

Total Current Liabilities	740,055	505,287

Long Term Debt	1,335,532	1,605,464
Other Liabilities	229,425	224,352
Deferred Tax Liabilities	253,339	276,985
Commitments and Contingencies (Notes 9, 12, 14, 17, and 19)
Common Stock, Class L, $0.001 Par Value; Authorized: 5,769,356 shares;
Issued: 5,232,118 shares and 5,153,178 shares at February 2, 2013 and January 28, 2012, respectively, Outstanding: 5,183,506 shares and 5,104,677 shares at February 2, 2013 and January 28, 2012, respectively	1,029,189	884,945

Stockholders’ Deficit
Common Stock, Class A, $0.001 Par Value; Authorized: 51,674,204 shares Issued: 47,089,062 shares and 46,378,602 shares at February 2, 2013 and January 28, 2012, respectively, Outstanding: 46,651,554 shares and 45,942,093 shares at February 2, 2013 and January 28, 2012, respectively	47	46
Additional Paid-in Capital	—	—
Accumulated Deficit	(1,109,501)	(995,932)
Treasury Stock, at cost: 437,508 shares and 436,509 shares at February 2, 2013 and January 28, 2012, respectively	(4)	(4)

Total Stockholders’ Deficit	(1,109,458)	(995,890)

Total Liabilities and Stockholders’ Deficit	$2,478,082	$2,501,143

See Notes to Consolidated Financial Statements

BURLINGTON HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except per share data)

	Year Ended
	February 2, 2013 (53 Weeks)	January 28, 2012	January 29, 2011
REVENUES:
Net Sales	$4,131,379	$3,854,134	$3,669,602
Other Revenue	34,125	33,397	31,487

Total Revenue	4,165,504	3,887,531	3,701,089

COSTS AND EXPENSES:
Cost of Sales	2,530,124	2,363,464	2,252,346
Selling and Administrative Expenses	1,312,682	1,215,774	1,153,573
Costs Related to Debt Amendments	4,175	(473)	3,040
Restructuring and Separation Costs (Note 14)	2,999	7,438	2,200
Depreciation and Amortization	166,786	153,070	146,759
Impairment Charges—Long-Lived Assets (Note 7)	11,539	1,735	2,080
Other Income, Net	(8,115)	(9,942)	(11,346)
Loss on Extinguishment of Debt	2,222	37,764	—
Interest Expense inclusive of (Gain)/Loss on Interest Rate Cap Agreements	113,927	129,121	99,309

Total Costs and Expenses	4,136,339	3,897,951	3,647,961

Income (Loss) Before Income Tax Expense (Benefit)	29,165	(10,420)	53,128
Income Tax Expense (Benefit)	3,864	(4,148)	22,130

Net Income (Loss)	$25,301	$(6,272)	$30,998

Total Comprehensive Income (Loss)	$25,301	$(6,272)	$30,998

Class L Preference Amount	$(146,923)	$(123,270)	$(105,613)

Net Loss Attributable to Class A Stockholders	$(121,622)	$(129,542)	$(74,615)

Allocation of Net Income (Loss) to Common Stockholders—Basic:
Class L Stockholders	$146,923	$123,270	$105,613

Class A Stockholders	$(121,622)	$(129,542)	$(74,615)

Net Income (Loss) Per Share—Basic:
Class L Stockholders	$28.76	$24.58	$21.09

Class A Stockholders	$(2.64)	$(2.87)	$(1.66)

Allocation of Net Income (Loss) to Common Stockholders—Diluted:
Class L Stockholders	$146,923	$123,270	$105,613

Class A Stockholders	$(134,086)	$(140,824)	$(82,577)

Net Income (Loss) Per Share—Diluted:
Class L Stockholders	$28.76	$24.58	$21.09

Class A Stockholders	$(2.92)	$(3.12)	$(1.83)

Weighted Average Number of Shares—Basic and Diluted
Class L Stockholders	5,109	5,016	5,007

Class A Stockholders	45,982	45,146	45,060

Pro Forma Net Income (Loss) Per Share—Basic
Common Stock
Pro Forma Net Income (Loss) Per Share—Diluted
Common Stock
Pro Forma Weighted Average Shares Outstanding:
Basic
Diluted

See Notes to Consolidated Financial Statements

BURLINGTON HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Year Ended
	February 2, 2013	January 28, 2012	January 29, 2011
OPERATING ACTIVITIES
Net Income (Loss)	$25,301	$(6,272)	$30,998
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation and Amortization	166,786	153,070	146,759
Amortization and Write-Off of Debt Issuance Costs	5,805	11,904	12,346
Impairment Charges—Long-Lived Assets	11,539	1,735	2,080
Accretion of Senior Notes and Senior Discount Notes	1,899	59	733
Interest Rate Cap Contracts-Adjustment to Market	45	3,165	5,500
Provision for Losses on Accounts Receivable	115	1,211	2,098
Deferred Income Tax (Benefit)/Provision	(6,536)	(701)	886
Loss on Disposition of Fixed Assets and Leasehold Improvements	2,233	2,261	1,539
Gain on Investments in Money Market Fund	—	—	(240)
Loss on Extinguishment of Debt—Write-off of Deferred Financing Fees	2,222	16,435	—
Non-Cash Stock Compensation Expense	2,747	5,797	2,230
Non-Cash Rent Expense	(9,873)	(5,363)	(1,485)
Excess Tax Benefit from Stock Based Compensation	(497)	32	—
Changes in Assets and Liabilities:
Accounts Receivable	(7,814)	(1,650)	(1,168)
Merchandise Inventories	2,070	(38,033)	(30,933)
Prepaid and Other Current Assets	(11,891)	(8,845)	(18,272)
Accounts Payable	224,121	85,824	50,659
Other Current Liabilities	14,795	6,959	(28,183)
Deferred Rent Incentives	33,400	32,427	19,429
Other Long Term Assets and Long Term Liabilities	(3,958)	(10,032)	13,728

Net Cash Provided by Operations	452,509	249,983	208,704

INVESTING ACTIVITIES
Cash Paid for Property and Equipment	(166,721)	(153,373)	(132,131)
Change in Restricted Cash and Cash Equivalents	—	(4,536)	(27,659)
Proceeds (Expenses) From Sale of Property and Equipment and Assets Held for Sale	1,435	757	(38)
Lease Acquisition Costs	(530)	(557)	(422)
Redemption of Investment in Money Market Fund	—	—	240
Other	—	(1,064)	48

Net Cash Used in Investing Activities	(165,816)	(158,773)	(159,962)

FINANCING ACTIVITIES
Proceeds from Long Term Debt—ABL Line of Credit	459,800	1,073,700	204,200
Proceeds from Long Term Debt—Notes Payable	—	450,000	—
Proceeds from Long Term Debt—Term Loan	116,913	991,623	—
Principal Payments on Long Term Debt—ABL Line of Credit	(649,800)	(1,052,300)	(156,800)
Principal Payments on Long Term Debt—Senior Discount Notes	—	(302,056)	—
Principal Payments on Long Term Debt—Senior Notes	—	(99,309)	—
Principal Payments on other Long Term Debt	(768)	(829)	(1,998)
Principal Payments on Long Term Debt—Term Loan	(205,749)	(42,500)	(87,202)
Principal Repayment of Previous Term Loan	—	(777,550)	—
Payment of Dividends	(1,711)	(297,917)	—
Repurchase of Treasury Shares	(7)	(6)	(251)
Proceeds from Stock Option Exercises and Related Tax Benefits	2,760	2,024	—
Debt Issuance Costs	(459)	(30,640)	(1,227)

Net Cash Used in Financing Activities	(279,021)	(85,760)	(43,278)

Increase in Cash and Cash Equivalents	7,672	5,450	5,464
Cash and Cash Equivalents at Beginning of Period	35,664	30,214	24,750

Cash and Cash Equivalents at End of Period	$43,336	$35,664	$30,214

Supplemental Disclosure of Cash Flow Information:
Interest Paid	$108,180	$102,304	$79,187

Income Tax Payments, Net of Refunds	$4,191	$5,697	$41,505

Accretion of Class L Preferred Return	$141,571	$121,048	$105,286

Non-Cash Investing Activities:
Accrued Purchases of Property and Equipment	$14,102	$12,969	$17,606

See Notes to Consolidated Financial Statements

BURLINGTON HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(All dollar amounts in thousands)

	Common Stock Series A		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock Series A		Total
	Shares	Amount			Shares	Amount
Balance at January 30, 2010	46,063,593	$46	$—	$(530,408)	(410,049)	$(4)	$(530,366)
Net Income	—	—	—	30,998	—	—	30,998
Accretion of Class L Preferred Return	—	—	(1,412)	(103,874)	—	—	(105,286)
Repurchase of Restricted Stock	—	—	—	—	(25,020)	—	—
Excess Tax Benefit from Stock Based Compensation	—	—	35	—	—	—	35
Stock Based Compensation and Forfeited Restricted Shares	(170,208)	—	1,377	—	—	—	1,377

Balance at January 29, 2011	45,893,385	46	—	(603,284)	(435,069)	(4)	(603,242)
Net Loss	—	—	—	(6,272)	—	—	(6,272)
Accretion of Class L Preferred Return	—	—	(4,672)	(116,376)	—	—	(121,048)
Stock Options Exercised and Excess Tax Benefit	544,941	—	62	—	—	—	62
Stock Based Compensation and Forfeited Restricted Shares	(59,724)	—	4,610	—	—	—	4,610
Repurchase of Restricted Stock	—	—	—	—	(1,440)	—	—
Dividend	—	—	—	(270,000)	—	—	(270,000)

Balance at January 28, 2012	46,378,602	46	—	(995,932)	(436,509)	(4)	(995,890)
Net Income	—	—	—	25,301	—	—	25,301
Accretion of Class L Preferred Return	—	—	(2,364)	(139,207)	—	—	(141,571)
Stock Options Exercised and Excess Tax Benefit	665,460	1	104	—	—	—	105
Issuance of Restricted Shares and Stock Option Compensation	45,000	—	2,260	—	—	—	2,260
Repurchase of Restricted Stock	—	—	—	—	(999)	—
Other	—	—	_	337	—	—	337

Balance at February 2, 2013	47,089,062	$47	$—	$(1,109,501)	(437,508)	$(4)	$(1,109,458)

See Notes to Consolidated Financial Statements

BURLINGTON HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Business and Current Conditions

As of February 2, 2013, Burlington Holdings, Inc. and its subsidiaries (the Company or Holdings), a Delaware Corporation, through its indirect subsidiary Burlington Coat Factory Warehouse Corporation (BCFWC), operated 500 retail stores, inclusive of the internet store, in 44 states and Puerto Rico, selling apparel, shoes and accessories for men, women and children. A majority of those stores offer a home furnishing and linens department and a juvenile furniture department. As of February 2, 2013, the Company operated stores under the names “Burlington Coat Factory” (482 stores), “Cohoes Fashions” (two stores), “Super Baby Depot” (two stores), “MJM Designer Shoes” (13 stores) and “Burlington Shoes” (one store). Cohoes Fashions offers products similar to that of Burlington Coat Factory. MJM Designer Shoes and Burlington Shoes offer moderately priced designer and fashion shoes. The Super Baby Depot stores offers baby clothing, accessories, furniture and other merchandise in the middle to higher price range. During Fiscal 2012, the Company opened 25 new stores under the names “Burlington Coat Factory” (23 stores), “Super Baby Depot” (one store) and Burlington Shoes (one store) and closed two Burlington Coat Factory stores.

Refer to Note 19 to the Company’s Consolidated Financial Statements entitled “Subsequent Events” for further details on transactions related to the Company’s debt subsequent to the end of Fiscal 2012.

Significant declines in the United States and international financial markets and the resulting impact of such events on macroeconomic conditions have impacted customer behavior and consumer spending at retailers, which impacts the Company’s sales trends. In response to these economic conditions, the Company implemented several initiatives to restructure its workforce (refer to Note 14 to the Company’s Consolidated Financial Statements entitled “Restructuring and Separation Costs” for further discussion). The Company continues to focus on a number of ongoing initiatives aimed at improving its comparable store sales and operating results. The Company believes it is prudently managing its capital spending and operating expenses in response to the current macroeconomic conditions.

Despite the current trends in the retail environment and their impact on the Company’s comparable store sales, the Company believes that cash generated from operations will be sufficient to fund its expected cash flow requirements and planned capital expenditures for at least the next twelve months as well as the foreseeable future. However, there can be no assurance that, should the economy decline, the Company would be able to offset potential decreases in its comparable store sales with savings initiatives.

Basis of Consolidation and Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S.). The Consolidated Financial Statements include the accounts of Burlington Holdings, Inc. and its subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Fiscal Years

The Company defines its fiscal year as the 52 or 53 week period ending on the Saturday closest to January 31. The fiscal year ended February 2, 2013 consisted of 53 weeks (Fiscal 2012). The Company’s fiscal years ended January 28, 2012 (Fiscal 2011) and January 29, 2011 (Fiscal 2010) each contained 52 weeks.

Use of Estimates

The Company’s Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Certain amounts included in the Consolidated Financial Statements are estimated based on historical experience, currently available information and management’s judgment as to the expected outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, actual results could differ from these estimates, and such differences could have a material impact on the Company’s Consolidated Financial Statements.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments with maturities of three months or less at the time of purchase. Book cash overdrafts are included in the line item “Accounts Payable” on the Company’s Consolidated Balance Sheets for financial reporting purposes.

Accounts Receivable

Accounts receivable consists of credit card receivables, lease incentive receivables and other receivables. Accounts receivable are recorded at net realizable value, which approximates fair value. The Company provides an allowance for doubtful accounts for amounts deemed uncollectible.

Inventories

Merchandise inventories are valued at the lower of cost, on an average cost basis, or market, as determined by the retail inventory method. The Company records its cost of merchandise (net of purchase discounts and certain vendor allowances), certain merchandise acquisition costs (primarily commissions and import fees), inbound freight, outbound freight from distribution centers, and freight on internally transferred merchandise in the line item “Cost of Sales” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). Costs associated with the Company’s distribution, buying, and store receiving functions are included in the line items “Selling and Administrative Expenses” and “Depreciation and Amortization” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). Distribution and purchasing costs included in the line item “Selling and Administrative Expenses” amounted to $114.3 million, $84.6 million and $74.1 million for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. Depreciation and amortization related to the distribution and purchasing functions for the same periods amounted to $12.8 million, $8.9 million and $9.6 million, respectively.

Assets Held for Disposal

Assets held for disposal represent assets owned by the Company that management has committed to sell in the near term. The Company has either identified or is actively seeking out potential buyers for these assets as of the balance sheet dates. Assets held for disposal as of February 2, 2013 and January 28, 2012 amounted to $0.2 million and $0.5 million, respectively. The assets listed in the line item “Assets Held for Disposal” in the Company’s Consolidated Balance Sheets at February 2, 2013 and January 28, 2012 were an owned location and a plot of land adjacent to one of the Company’s stores, respectively.

Based on prevailing market conditions, the Company may determine that it is no longer advantageous to continue marketing certain assets and reclassify those assets out of the line item “Assets Held for Disposal” and into the respective asset category based on the lesser of their carrying value or fair value less cost to sell.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are between 20 and 40 years for buildings, depending upon the expected useful life of the facility, and three to ten years for store fixtures and equipment. Leasehold improvements are amortized over the lease term including any reasonably assured renewal options or the expected economic life of the improvement, whichever is less. Repairs and maintenance expenditures are expensed as incurred. Renewals and betterments, which significantly extend the useful lives of existing property and equipment, are capitalized. Assets recorded under capital leases are recorded at the present value of minimum lease payments and are amortized over the lease term. Amortization of assets recorded as capital leases is included in the line item “Depreciation and Amortization” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). The carrying value of all long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, in accordance with ASC Topic No. 360 “Property, Plant, and Equipment” (Topic No. 360). Refer to the section below entitled “Impairment of Long-Lived Assets” and Note 7 to the Company’s Consolidated Financial Statements entitled “Impairment of Long-Lived Assets” for further discussion around impairment of long-lived assets.

Capitalized Computer Software Costs

The Company accounts for capitalized software in accordance with ASC Topic No. 350 “Intangibles—Goodwill and Other” (Topic No. 350). Topic No. 350 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The Company capitalized $19.8 million and $23.0 million relating to these costs during Fiscal 2012 and Fiscal 2011, respectively.

Purchased and internally developed software is amortized on a straight line basis over the product’s estimated economic life, which is generally three to five years. The net carrying value of software is included in the line item “Property and Equipment—Net of Accumulated Depreciation” on the Company’s Consolidated Balance Sheets and software amortization is included in the line item “Depreciation and Amortization” on the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

Intangible Assets

The Company accounts for intangible assets in accordance with Topic No. 350. The Company’s intangible assets primarily represent tradenames and favorable lease positions. The tradename asset “Burlington Coat Factory” is expected to generate cash flows indefinitely and does not have an estimable or finite useful life and, therefore, is accounted for as an indefinite-lived asset not subject to amortization. The values of favorable and unfavorable lease positions are amortized on a straight-line basis over the expected lease terms. Amortization of net favorable lease positions is included in the line item “Depreciation and Amortization” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

Indefinite-lived intangible assets: The Company tests identifiable intangible assets with an indefinite life for impairment on an annual basis, or when a triggering event occurs, relying on a number of factors that include operating results, business plans and projected future cash flows. The impairment test consists of a comparison of the fair value of the indefinite-lived intangible asset with its carrying amount. The Company determines fair value through multiple valuation techniques. See Note 5 to the Company’s Consolidated Financial Statements entitled “Intangible Assets” for further discussion of impairment charges recorded as part of the Company’s review.

Finite-lived intangible assets: Identifiable intangible assets that are subject to amortization are evaluated for impairment in accordance with Topic No. 360 using a process similar to that used to evaluate other long-lived assets as described in Note 7 to the Company’s Consolidated Financial Statements entitled “Impairment of Long-Lived Assets.” An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. For the favorable lease positions, if the carrying amount exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is measured by discounting expected future cash flows using the Company’s risk adjusted rate of interest. During Fiscal 2012 and Fiscal 2011, the Company recorded $6.3 million and $0.1 million of impairment charges related to identifiable intangible assets. There were no charges related to identifiable intangible assets during Fiscal 2010. These charges are recorded in the line item “Impairment Charges—Long-Lived Assets” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

Goodwill

Goodwill represents the excess of the acquisition cost over the estimated fair value of tangible assets and other identifiable intangible assets acquired less liabilities assumed. Topic No. 350 requires a comparison, at least annually, of the carrying value of the assets and liabilities associated with a reporting unit, including goodwill, with the fair value of the reporting unit. The Company determines fair value through multiple valuation techniques. If the carrying value of the assets and liabilities exceeds the fair value of the reporting unit, the Company would calculate the implied fair value of its reporting unit goodwill as compared with the carrying value of its reporting unit goodwill to determine the appropriate impairment charge. The Company estimates the fair value of its reporting unit using widely accepted valuation techniques. These techniques use a variety of assumptions including projected market conditions, discount rates and future cash flows. See Note 6 to the Company’s Consolidated Financial Statements entitled “Goodwill” for further discussion of the fair value of reporting unit goodwill.

Impairment of Long-Lived Assets

The Company accounts for impaired long-lived assets in accordance with Topic No. 360. This topic requires that long-lived assets and certain identifiable intangibles (i) be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and (ii) should be reported at the lower of the carrying amount or fair value less cost to sell. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is either based on prices for similar assets or measured by discounting expected future cash flows by the Company’s risk adjusted rate of interest. The Company recorded impairment charges related to long-lived assets of $5.2 million, $1.2 million and $2.0 million during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. These charges are recorded in the line item “Impairment Charges—Long-Lived Assets” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). See Note 7 to the Company’s Consolidated Financial Statements entitled “Impairment of Long-Lived Assets” for further discussion of the Company’s measurement of impairment of long-lived assets.

Other Assets

Other assets consist primarily of deferred financing fees, landlord owned store assets that the Company has paid for as part of its lease, purchased lease rights and notes receivable. Deferred financing fees are amortized over the life of the related debt facility using the interest method of amortization. Amortization of deferred financing fees is recorded in the line item “Interest Expense” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). Landlord owned assets represent leasehold improvements at certain stores where the landlord has retained title to such assets. These assets are amortized over the lease term inclusive of reasonably assured renewal options and the amortization is included in the line item “Depreciation and Amortization” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). Purchased lease rights are amortized over the lease term inclusive of reasonably assured renewal options and the amortization is recorded in the line item “Selling and Administrative Expenses” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). Both landlord owned assets and purchased lease rights are assessed for impairment in accordance with Topic No. 360. There were no impairment charges in

Fiscal 2012 related to landlord owned assets and purchased lease rights. During Fiscal 2011 and Fiscal 2010, the Company recorded impairment charges of $0.4 million and $0.1 million, respectively, related to landlord owned assets and purchased lease rights. These charges were recorded in the line item “Impairment Charges – Long-Lived Assets” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). See Note 7 to the Company’s Consolidated Financial Statements entitled “Impairment of Long-Lived Assets” for further discussion of the Company’s measurement of impairment of long-lived assets.

Other Current Liabilities

Other current liabilities primarily consist of sales tax payable, customer liabilities, accrued payroll costs, self-insurance reserves, accrued operating expenses, payroll taxes payable, current portion of straight line rent liability and other miscellaneous items. Customer liabilities totaled $30.0 million and $29.7 million as of February 2, 2013 and January 28, 2012, respectively.

The Company has risk participation agreements with insurance carriers with respect to workers’ compensation, general liability insurance and health insurance. Pursuant to these arrangements, the Company is responsible for paying individual claims up to designated dollar limits. The amounts related to these claims are estimated and can vary based on changes in assumptions or claims experience included in the associated insurance programs. An increase in workers’ compensation claims, health insurance claims or general liability claims may result in a corresponding increase in costs related to these claims. Self insurance reserves as of February 2, 2013 and January 28, 2012 were:

	(in thousands)
	Years Ended
	February 2, 2013	January 28, 2012
Short-Term Self Insurance Reserve(a)	$21,165	$19,156
Long-Term Self Insurance Reserve(b)	31,232	30,493

Total	$52,397	$49,649

(a)	Represents the portions of the self insurance reserve expected to be paid in the next twelve months which is recorded in the line item “Other Current Liabilities” in the Company’s Consolidated Balance Sheets.
(b)	The remaining self insurance reserve balance is recorded in the line item “Other Liabilities” in the Company’s Consolidated Balance Sheets.

Other Liabilities

Other liabilities primarily consist of deferred lease incentives, the long term portion of self-insurance reserves, the excess of straight-line rent expense over actual rental payments and tax liabilities associated with the uncertain tax positions recognized by the Company in accordance with ASC Topic No. 740 “Income Taxes” (Topic No. 740).

Deferred lease incentives are funds received or receivable from landlords used primarily to offset the costs incurred for remodeling of stores. These deferred lease incentives are amortized over the expected lease term including rent holiday periods and option periods where the exercise of the option can be reasonably assured. Amortization of deferred lease incentives is included in the line item “Selling and Administrative Expenses” on the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). At February 2, 2013 and January 28, 2012, deferred lease incentives were $138.1 million and $129.4 million, respectively.

Revenue Recognition

The Company records revenue at the time of sale and delivery of merchandise, net of allowances for estimated future returns. The Company presents sales, net of sales taxes, in its Consolidated Statements of

Operations and Comprehensive Income (Loss). The Company accounts for layaway sales and leased department revenue in compliance with ASC Topic No. 605 “Revenue Recognition” (Topic No. 605). Layaway sales are recognized upon delivery of merchandise to the customer. The amount of cash received upon initiation of the layaway is recorded as a deposit liability in the line item “Other Current Liabilities” in the Company’s Consolidated Balance Sheets. Store value cards (gift cards and store credits issued for merchandise returns) are recorded as a liability at the time of issuance, and the related sale is recorded upon redemption.

The Company determines an estimated store value card breakage rate by continuously evaluating historical redemption data. Breakage income is recognized monthly in proportion to the historical redemption patterns for those store value cards for which the likelihood of redemption is remote.

Other Revenue

Other revenue consists of rental income received from leased departments; subleased rental income; layaway, alteration, dormancy and other service charges, inclusive of shipping and handling revenues (Service Fees) as shown in the table below:

	(in thousands)
	Years Ended
	February 2, 2013	January 28, 2012	January 29, 2011
Service Fees	$13,284	$13,096	$12,453
Rental Income from Leased Departments	10,639	9,566	7,843
Subleased Rental Income and Other	10,202	10,735	11,191

Total	$34,125	$33,397	$31,487

Rental income from leased departments results from arrangements at some of the Company’s stores where the Company has granted unaffiliated third parties the right to use designated store space solely for the purpose of selling such third parties’ goods, including such items as fragrances and jewelry. Rental income is based on an agreed upon percentage of the lease departments’ total revenues. The Company does not own or have any rights to any tradenames, licenses or other intellectual property in connection with the brands sold by such unaffiliated third parties.

Vendor Rebates and Allowances

Rebates and allowances received from vendors are accounted for in accordance with Topic No. 605, which specifically addresses whether a reseller should account for cash consideration received from a vendor as an adjustment of cost of sales, revenue, or as a reduction to a cost incurred by the reseller. Rebates and allowances received from vendors that are dependent on purchases of inventories are recognized as a reduction of cost of goods sold when the related inventory is sold or marked down.

Rebates and allowances that are reimbursements of specific expenses that meet the criteria of Topic No. 605 are recognized as a reduction of selling and administrative expenses when earned, up to the amount of the incurred cost. Any vendor reimbursement in excess of the related incurred cost is characterized as a reduction of inventory and is recognized as a reduction to cost of sales as inventories are sold. Reimbursements of expenses, exclusive of advertising rebates, amounted to $3.7 million, $2.7 million and $1.9 million during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Advertising Costs

The Company’s net advertising costs consist primarily of television and newspaper costs. Net advertising expenses are included in the line item “Selling and Administrative Expenses” on the Company’s Consolidated

Statements of Operations and Comprehensive Income (Loss). During Fiscal 2012, Fiscal 2011 and Fiscal 2010, advertising expense was $83.5 million, $77.6 million and $70.4 million, respectively.

The Company nets certain cooperative advertising reimbursements received from vendors that meet the criteria of Topic No. 605 against specific, incremental, identifiable costs incurred in connection with selling the vendors’ products. Any excess reimbursement is characterized as a reduction of inventory and is recognized as a reduction to cost of sales as inventories are sold. Vendor rebates netted against advertising expenses were $0.4 million, $0.6 million and $0.4 million, during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Barter Transactions

The Company accounts for barter transactions under ASC Topic No. 845 “Nonmonetary Transactions.” Barter transactions with commercial substance are recorded at the estimated fair value of the products exchanged, unless the products received have a more readily determinable estimated fair value. Revenue associated with barter transactions is recorded at the time of the exchange of the related assets. During Fiscal 2011 the Company exchanged $13.9 million of inventory for certain advertising credits. To account for the exchange, the Company recorded “Sales” and “Cost of Sales” of $13.9 million in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) during Fiscal 2011. The $13.1 million of unused advertising credits received as of February 2, 2013 are expected to be used over the seven consecutive fiscal years following Fiscal 2012. During Fiscal 2012 and Fiscal 2010 the Company did not enter into any new barter agreements.

The following table summarizes the prepaid advertising expense which is included in the line items “Prepaid and Other Current Assets” and “Other Assets” in the Company’s Consolidated Balance Sheets as of February 2, 2013 and January 28, 2012:

	(in thousands)
	February 2, 2013	January 28, 2012
Prepaid and Other Current Assets	$2,553	$3,474
Other Assets	10,551	13,406

Total Prepaid Advertising Expense	$13,104	$16,880

The following table details barter credit usage for Fiscal 2012, Fiscal 2011 and Fiscal 2010:

	(in thousands)
	Fiscal Years Ended
	February 2, 2013	January 28, 2012	January 29, 2011
Barter Credit Usage	$3,776	$4,712	$2,644

Income Taxes

The Company accounts for income taxes in accordance with Topic No. 740. Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. A valuation allowance against the Company’s deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, management is required to make assumptions and to apply judgment, including forecasting future earnings, taxable income, and the mix of earnings in the jurisdictions in which the Company operates. Management periodically assesses the need for a valuation allowance based on the Company’s current and anticipated results of operations. The need for and the amount of a valuation allowance can change in the near term if operating results and projections change significantly.

Topic No. 740 also clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Topic No. 740 requires the recognition in the Company’s Consolidated Financial Statements of the impact of a tax position taken or expected to be taken in a tax return, if that position is “more likely than not” of being sustained upon examination by the relevant taxing authority, based on the technical merits of the position. The tax benefits recognized in the Company’s Consolidated Financial Statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Additionally, Topic No. 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company records interest and penalties related to unrecognized tax benefits as part of income taxes.

Other Income, Net

Other income, net, consists of investment income gains and losses, breakage income, net gains and losses from disposition of fixed assets, and other miscellaneous income items. During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company recognized $2.5 million, $4.1 million and $2.7 million, respectively, of breakage income.

Comprehensive Income (Loss)

The Company presents Comprehensive Income (Loss) on its Consolidated Statements of Operations and Comprehensive Income (Loss) in accordance with ASC Topic No. 220 “Comprehensive Income.” During Fiscal 2012, Fiscal 2011 and Fiscal 2010 there were no differences between comprehensive income (loss) and net income (loss).

Lease Accounting

The Company leases store locations, distribution centers and office space used in its operations. The Company accounts for these types of leases in accordance with ASC Topic No. 840, “Leases” (Topic No. 840) and subsequent amendments, which require that leases be evaluated and classified as operating or capital leases for financial reporting purposes. Assets held under capital leases are included in the line item “Property and Equipment—Net of Accumulated Depreciation” in the Company’s Consolidated Balance Sheets. For leases classified as operating, the Company calculates rent expense on a straight-line basis over the lesser of the lease term including renewal options, if reasonably assured, or the economic life of the leased premises, taking into consideration rent escalation clauses, rent holidays and other lease concessions. The Company commences recording rent expense during the store fixturing and merchandising phase of the leased property.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic No. 718, “Stock Compensation” (Topic No. 718), which requires companies to record stock compensation expense for all non-vested and new awards beginning as of the grant date. As of February 2, 2013, there were 730,478 units reserved under the 2006 Management Incentive Plan (as amended). Each unit consists of nine shares of Class A Common Stock and one share of Class L Common Stock. As of February 2, 2013, there were 424,231 options to purchase units, 5,000 units of restricted stock outstanding and 5,178,506 common shares outstanding. During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company recognized non cash stock compensation expense for Class L and Class A Common Stock in the amount of $2.7 million, $5.8 million and $2.2 million, respectively (refer to Note 11 to the Company’s Consolidated Financial Statements entitled “Stock Option and Award Plans and Stock Based Compensation” for further details).

Net Income (Loss) Per Share

As the Company has both Class L and Class A Common Stock outstanding and Class L has preference with respect to all liquidation distributions, net income (loss) per share is calculated using the two-class method, which requires the allocation of income (loss) to each class of common stock. The numerator in calculating Class L basic and diluted income (loss) per share is the Class L preference amount accrued at 14.5% per annum during the year presented plus, if positive, a pro rata share of an amount equal to consolidated net income (loss) less the Class L preference amount. The numerator in calculating Class A basic and diluted income (loss) per share is an amount equal to consolidated net income (loss) less the Class L preference amount and Class L pro rata share amount, if any (refer to Note 10 to the Company’s Consolidated Financial Statements entitled “Class A and Class L Common Stock and Income (Loss) Per Share” for further details).

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and investments. The Company manages the credit risk associated with cash equivalents and investments by investing with high-quality institutions and, by policy, limiting investments only to those which meet prescribed investment guidelines. The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant risks on its cash and cash equivalent accounts.

Refinancing Costs

The Company incurs fees to the creditor and third parties in connection to amendments with its term loan facility. The capitalization and expense of fees paid to a creditor or third party is dependent upon the determination if there is a modification or extinguishment of debt. Fees paid to the creditor when there is an extinguishment of debt are included in determining the debt extinguishment gain or loss. Fees paid to the creditor when there is a no debt extinguishment are capitalized and amortized using the effective interest method over the life of the debt. Fees to a third party are expensed if there is no debt extinguishment and capitalized if there is a debt extinguishment.

Segment Information

The Company reports segment information in accordance with ASC Topic No. 280 “Segment Reporting” (Topic No. 280). The Company has one reportable segment.

Unaudited Pro Forma Information

The pro forma earnings per share and weighted average shares outstanding for Fiscal 2012 give effect to reflect the conversion of all outstanding shares of Class L common stock as of that date into Class A common stock.

2. Recent Accounting Pronouncements

In July 2012, the FASB issued an accounting standard (ASU) to simplify the manner in which an entity may test indefinite-lived intangible assets for impairment. The ASU permits the entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If the entity determines that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying value, the entity will be required to perform the quantitative impairment test. The ASU became effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.

In February 2013, the FASB issued an ASU that requires enhanced disclosures for items reclassified out of accumulated other comprehensive income. The update requires entities to disclose additional information about reclassification adjustments, including changes in accumulated other comprehensive income balances by component and significant items reclassified out of accumulated other comprehensive income. The update will be effective for the Company in the first quarter of 2013, but early adoption is permitted. The update will primarily impact the Company’s disclosures, but otherwise is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

On February 28, 2013, the FASB issued Account Standards Update No. 2013-04, “Joint and Several Obligations,” (ASU 2013-04). In accordance with ASU 2013-04, an entity is required to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. Required disclosures include a description of the joint and several arrangement and the total outstanding amount of the obligation for all joint parties. ASU 2013-04 is effective for all annual and interim periods in fiscal years beginning after December 15, 2013. However, early adoption is permitted. The Company has elected not to early adopt in the current fiscal year and does not expect ASU 2013-04, once adopted, to have a material impact on the Company’s financial position or results of operations.

3. Restricted Cash and Cash Equivalents

At both February 2, 2013 and January 28, 2012, restricted cash and cash equivalents consisted of $34.8 million of collateral for certain insurance contracts. The Company has the ability to convert the restricted cash to a letter of credit at anytime, which would reduce available borrowings on the Company’s ABL Line of Credit by a like amount.

4. Property and Equipment

Property and equipment consist of:

		(in thousands)
	Useful Lives	February 2, 2013	January 28, 2012
Land	N/A	$162,849	$162,985
Buildings	20 to 40 Years	361,028	358,631
Store Fixtures and Equipment	3 to 10 Years	503,736	435,783
Software	3 to 5 Years	149,322	141,630
Leasehold Improvements	Shorter of lease term or useful life	405,199	374,378
Construction in Progress	N/A	19,041	8,755

		1,601,175	1,482,162
Less: Accumulated Depreciation		(722,870)	(616,947)

Total Property and Equipment, Net of Accumulated Depreciation		$878,305	$865,215

As of February 2, 2013 and January 28, 2012, assets, net of accumulated amortization of $10.9 million, and $9.3 million, respectively, held under capital leases amounted to approximately $25.2 million and $26.8 million, respectively, and are included in the line item “Buildings” in the foregoing table. Amortization expense related to capital leases is included in the line item “Depreciation and Amortization” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). The total amount of depreciation expense during Fiscal 2012, Fiscal 2011 and Fiscal 2010 was $127.5 million, $117.3 million and $112.2 million, respectively.

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company recorded impairment charges related to Property and Equipment of $5.2 million, $1.2 million and $2.0 million, respectively (refer to Note 7 to the Company’s Consolidated Financial Statements entitled “Impairment of Long-Lived Assets” for further discussion).

Internally developed software is amortized on a straight line basis over three to five years and is recorded in the line item “Depreciation and Amortization” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). Depreciation and amortization of internally developed software amounted to $20.3 million, $17.8 million and $13.9 million, respectively, during Fiscal 2012, Fiscal 2011 and Fiscal 2010.

5. Intangible Assets

The Company accounts for indefinite-lived intangible assets and finite-lived intangible assets in accordance with Topic No. 350 and Topic No. 360, respectively. In accordance with Topic No. 350, indefinite-lived intangible assets not subject to amortization shall be tested for impairment on an annual basis, and between annual tests in certain circumstances. The Company performs this assessment in the beginning of each May of the fiscal year. During Fiscal 2012, Fiscal 2011 and Fiscal 2010, there were no circumstances that required the Company to perform additional Topic No. 350 testing.

In accordance with Topic No. 360, the Company tests long-lived assets and certain identifiable intangibles, including favorable leases, to be used by an entity for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is either based on prices for similar assets or measured by discounting expected future cash flows using the Company’s risk adjusted interest rate (refer to Note 7 to the Company’s Consolidated Financial Statements entitled “Impairment of Long-Lived Assets” for further discussion regarding the Company’s impairment testing under Topic No. 360).

Intangible assets at February 2, 2013 and January 28, 2012 consist primarily of tradenames and favorable lease positions as follows:

	(in thousands)
	February 2, 2013			January 28, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Tradenames	$238,000	$—	$238,000	$238,000	$—	$238,000

Favorable Leases	$502,155	$(180,074)	$322,081	$518,904	$(159,001)	$359,903

Tradenames

The Company’s annual assessment, in accordance with Topic No. 350, of the fair value of the Company’s tradenames as of the first day of fiscal May concluded that the fair value exceeded its carrying value, indicating that the asset was not impaired.

The recoverability assessment with respect to the tradenames used in the Company’s operations requires the Company to estimate the fair value of the tradenames as of the assessment date. Such determination is made using the “relief from royalty” valuation method. Inputs to the valuation model include:

•	Future revenue and profitability projections associated with the tradenames;

•

Estimated market royalty rates that could be derived from the licensing of the Company’s tradenames to third parties in order to establish the cash flows accruing to the benefit of the Company as a result of its ownership of the tradenames; and

•	A rate used to discount the estimated royalty cash flow projections to their present value (or estimated fair value) based on the risk and nature of the Company’s cash flows.

Favorable Leases

The decrease in the gross carrying amount of the Company’s favorable leases from January 28, 2012 to February 2, 2013 reflects a reduction of $10.4 million during Fiscal 2012 to reflect the write off of certain favorable leases becoming fully amortized during the period as well as a $6.3 million reduction as the result of the impairment of five stores (refer to Note 7 entitled “Impairment of Long-Lived Assets” for further discussion).

Accumulated amortization of favorable leases as of February 2, 2013 reflects Fiscal 2012 amortization expense of $31.5 million, partially offset by a decrease of $10.4 million related to the write off of fully amortized leases, as discussed above.

The weighted average amortization period remaining for the Company’s favorable leases is 15.6 years. Amortization expense of favorable leases for each of the next five fiscal years is estimated to be as follows:

Fiscal years:	(in thousands)
2013	$29,700
2014	26,500
2015	24,600
2016	23,700
2017	23,900

Total	$128,400

6. Goodwill

Goodwill was $47.1 million as of both February 2, 2013 and January 28, 2012. The Company accounts for goodwill in accordance with Topic No. 350. In accordance with Topic No. 350, goodwill shall be tested for impairment on an annual basis, and between annual tests in certain circumstances. The Company performs this testing as of the beginning of each May. During Fiscal 2012, Fiscal 2011 and Fiscal 2010, there were no triggering events that required the Company to perform an evaluation at any other date.

The Company assesses the recoverability of goodwill using a combination of valuation approaches to determine the Company’s business enterprise value including: (i) discounted cash flow techniques and (ii) a market approach using a guideline public company methodology. Inputs to the valuation model include:

•	Estimated future cash flows;

•	Growth assumptions for future revenues, which include net store openings as well as future gross margin rates, expense rates and other estimates;

•	Rate used to discount the Company’s estimated future cash flow projections to their present value (or estimated fair value); and

•	Market values and financial information of similar publicly traded companies to determine market valuation multiples.

Based upon the Company’s impairment analysis of recorded goodwill during Fiscal 2012, the Company determined that there was no goodwill impairment. The Company believes its estimates were appropriate based upon the current market conditions. However, future impairment charges could be required if the Company does not achieve its current cash flow, revenue and profitability projections or the weighted average cost of capital increases or market valuation multiples associated with peer group companies decline. There have been no goodwill impairments since the Merger Transaction.

7. Impairment of Long-Lived Assets

The Company accounts for impaired long-lived assets in accordance with Topic No. 360. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity (i) be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and (ii) should be reported at the lower of the carrying amount or fair value less cost to sell. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is either based on prices for similar assets or measured by discounting expected future cash flows using the Company’s risk adjusted interest rate.

The recoverability assessment related to store-level assets requires judgments and estimates of future revenues, gross margin rates and store expenses. The Company bases these estimates upon its past and expected future performance. The Company believes its estimates are appropriate in light of current market conditions. However, future impairment charges could be required if the Company does not achieve its current revenue or cash flow projections. The impairment charges noted below are primarily related to declines in revenues and operating results of the respective stores.

Impairment charges recorded during Fiscal 2012, Fiscal 2011 and Fiscal 2010 amounted to $11.5 million, $1.7 million and $2.1 million, respectively. Impairment charges during these periods related to the following:

	(in thousands)
	Fiscal Years Ended
Asset Categories	February 2, 2013	January 28, 2012	January 29, 2011
Favorable Leases	$6,275	$165	$—
Leasehold Improvements	1,885	652	779
Building/Building Improvements	1,814	—	—
Furniture and Fixtures	950	457	1,148
Land	558	—	—
Other Assets	—	410	60
Other Property and Equipment	57	51	93

Total	$11,539	$1,735	$2,080

The impairment of store level assets related to 19 of the Company’s stores for Fiscal 2012, seven of the Company’s stores for Fiscal 2011 and nine of the Company’s stores for Fiscal 2010. As noted above, long-lived assets are measured at fair value on a non-recurring basis for purposes of calculating impairment using the fair value hierarchy of Topic No. 820. Of the 19 and seven stores that were impaired during Fiscal 2012 and Fiscal 2011, respectively, three of the stores impaired in 2012 and all of the stores impaired in Fiscal 2011 were fully impaired and therefore had zero fair value as of February 2, 2013 and January 28, 2012 and would be categorized as Level 3 in the fair value hierarchy described in Note 16 to the Company’s Consolidated Financial Statements entitled “Fair Value of Financial Instruments.”

Of the remaining 16 stores impaired in Fiscal 2012 that were less than fully impaired, the table below sets forth by level within the fair value hierarchy the fair value of the remaining long-lived assets subsequent to impairment charges as of February 2, 2013 for which an impairment assessment was performed:

	(in thousands)
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un- Observable Inputs (Level 3)	Total	Total Impairment Losses
Favorable Leases	$—	$—	$2,566	$2,566	$6,275
Leasehold Improvements	—	—	1,705	1,705	1,885
Building/Building Improvements	—	2,569	—	2,569	1,814
Furniture and Fixtures	—	7	1,623	1,630	950
Land	—	1,359	—	1,359	558
Other Property and Equipment	—	—	115	115	57

Total	$—	$3,935	$6,009	$9,944	$11,539

8. Derivatives and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with ASC Topic No. 815 “Derivatives and Hedging” (Topic No. 815). The Company is exposed to certain risks relating to its ongoing business operations, including market risks relating to fluctuations in interest rates. The Company’s senior secured credit facilities contain floating rate obligations and are subject to interest rate fluctuations. The Company uses interest rate cap agreements, which are designated as economic hedges, to manage interest rate risk associated with the Company’s variable-rate borrowings and to minimize the negative impact of interest rate fluctuations on its earnings and cash flows, thus reducing the Company’s exposure to variability in expected future cash flows attributable to the changes in LIBOR rates.

Topic No. 815 requires recognition of all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Company did not designate its interest rate cap agreements as cash flow hedges of certain future interest payments on variable-rate debt. Instead, the interest rate cap agreements are adjusted to market on a quarterly basis. As a result, gains or losses associated with the interest rate cap agreements are recorded in the line item “Interest Expense” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) and in the line item “Interest Rate Cap Contract – Adjustment to Market” in the Company’s Consolidated Statements of Cash Flows.

As of February 2, 2013, the Company was party to two outstanding interest rate cap agreements to manage the interest rate risk associated with future interest payments on variable-rate debt. Each interest rate cap agreement has a notional principal amount of $450 million, a cap rate of 7.0% and terminates on May 31, 2015.

	(in thousands)
	Fair Values of Derivative Instruments
	Asset Derivatives
	February 2, 2013		January 28, 2012
Derivatives Not Designated as Hedging Instruments Under Topic No. 815	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest Rate Cap Agreements	Other Assets	$69	Other Assets	$114

(in thousands)
Liability Derivatives
	February 2, 2013		January 28, 2012
Derivatives Not Designated as Hedging Instruments Under Topic No. 815	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest Rate Cap Agreements	Other Liabilities	$—	Other Liabilities	$—

	(in thousands)
	(Gain)/Loss on Derivatives Instruments
		Amount of (Gain) or Loss Recognized in Income on Derivatives
		Years Ended
Derivatives Not Designated as Hedging Instruments Under Topic No. 815	Location of (Gain) or Loss Recognized in Income on Derivatives	February 2, 2013	January 28, 2012	January 29, 2011
Interest Rate Cap Agreements	Interest Expense	$45	$3,165	$5,500

9. Long-Term Debt

Long-Term Debt consists of:

	(in thousands)
	February 2, 2013	January 28, 2012
$1,000,000 Senior Secured Term Loan Facility, LIBOR (with a floor of 1.3%) plus 4.3%, due on February 23, 2017.	$863,084	$949,123
$450,000 Senior Notes, 10%, due on February 15, 2019, semi-annual interest payments on August 15 and February 15, from February 15, 2013 to February 15, 2019.	450,000	450,000
$600,000 ABL Senior Secured Revolving Facility, Libor plus spread based on average outstanding balance, expires September 2, 2016.	—	190,000
Capital Lease Obligations	23,232	24,000

Total debt	1,336,316	1,613,123
Less: current maturities	(784)	(7,659)

Long-term debt, net of current maturities	$1,335,532	$1,605,464

$1 Billion Senior Secured Term Loan Facility (Term Loan Facility)

On May 16, 2012, the Company entered into the First Amendment to the Term Loan Credit Agreement, which, among other things, reduced the applicable margin on the interest rates applicable to the Company’s Term Loan Facility by 50 basis points. To accomplish this interest rate reduction, the First Amendment provided for a replacement of the previously outstanding $950.5 million principal amount of the Term B Loans with a like aggregate principal amount of the Term B-1 Loans. The Company offered existing term loan lenders the option to convert their Term B Loans into Term B-1 Loans on a non-cash basis. The $119.3 million of Term B Loans held by existing lenders electing not to convert their Term B Loans into Term B-1 Loans were prepaid in full on the effective date of the First Amendment from the proceeds of new Term B-1 Loans. The Term B-1 Loans have the same maturity date that was applicable to the Term B Loans. The Term Loan Credit Agreement provisions relating to the representations and warranties, covenants and events of default applicable to the Company and the guarantors were not modified by the First Amendment.

As a result of the First Amendment transaction, mandatory quarterly payments of $2.4 million are payable as of the last day of each quarter. Based on the Company’s available free cash flow for Fiscal 2011, the Company made a payment of $7.0 million in April 2012. The Company elected to make prepayments of $9.5 million in May 2012 and $70.0 million in January 2013 which offset the mandatory quarterly payments through the maturity of the Term Loan Facility. Beginning with the fiscal year ending on February 2, 2013, at the end of each fiscal year, BCFW is required to make a payment based on its available free cash flow (as defined in the credit agreement governing the Term Loan Facility). As a result of the $70.0 million prepayment made in January 2013, the Company was not required to make a free cash flow payment in Fiscal 2012.

In accordance with ASC Topic No. 470-50, “Debt Modifications and Extinguishments” (Topic No. 470), the Company recognized a non-cash loss on the partial extinguishment of debt of $2.2 million, which was recorded in the line item “Loss on the Extinguishment of Debt” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended February 2, 2013. In connection with the First Amendment, the Company incurred fees of $3.9 million, of which $0.3 million was capitalized, primarily related to legal and placement fees, associated with the portion of the debt that was not extinguished. The remaining fees were recorded in the line item “Costs Related to Debt Amendments” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) as of February 2, 2013.

The Term Loan Facility contains financial, affirmative and negative covenants and requires that BCFWC, exclusive of subsidiaries (referred to herein as BCFW), among other things, maintain on the last day of each fiscal quarter a consolidated leverage ratio not to exceed a maximum amount and maintain a consolidated interest coverage ratio of at least a certain amount. The consolidated leverage ratio compares total debt to Covenant EBITDA, as each term is defined in the Term Loan Credit Agreement, for the trailing twelve months, and such ratios may not exceed 6.25 to 1 through November 2, 2013; 5.50 to 1 through November 1, 2014; 5.00 to 1 through October 31, 2015; and 4.75 to 1 at January 30, 2016 and thereafter. The consolidated interest coverage ratio compares consolidated interest expense to Covenant EBITDA, as each term is defined in the Term Loan Credit Agreement, for the trailing twelve months, and such ratios must exceed 1.85 to 1 through November 2, 2013; 2.00 to 1 through October 31, 2015; and 2.10 to 1 at January 30, 2016 and thereafter. Covenant EBITDA is a non-GAAP financial measure of our liquidity. Covenant EBITDA, as defined in the Term Loan Credit Agreement, starts with consolidated net income (loss) for the period and adds back (i) depreciation, amortization, impairments and other non-cash charges that were deducted in arriving at consolidated net loss, (ii) the provision (benefit) for taxes, (iii) interest expense, (iv) advisory fees, and (v) unusual, non-recurring or extraordinary expenses, losses or charges as reasonably approved by the administrative agent for such period. Covenant EBITDA is used to calculate the consolidated leverage ratio.

The interest rates for the Term Loan Facility are based on: (i) for LIBO rate loans for any interest period, at a rate per annum equal to (a) the greater of (x) the LIBO rate, as determined by the Term Loan Facility Administrative Agent, for such interest period multiplied by the Statutory Reserve Rate (as defined in the Term Loan Credit Agreement) and (y) 1.25% (the Term Loan Adjusted LIBO Rate), plus an applicable margin; and (ii) for prime rate loans, a rate per annum equal to the highest of (a) the variable annual rate of interest then announced by JPMorgan Chase Bank, N.A. at its head office as its “prime rate,” (b) the federal funds rate in effect on such date plus 0.50% per annum, and (c) the Term Loan Adjusted LIBO Rate for the applicable class of term loans for one-month plus 1.00%, plus, in each case, an applicable margin.

In addition, the Term Loan Facility provides for an uncommitted incremental term loan facility of up to $150.0 million that is available subject to the satisfaction of certain conditions. The Term Loan Facility has a six year maturity, except that term loans made in connection with the incremental term loan facility or extended in connection with the extension mechanics of the Term Loan Facility have the maturity dates set forth in the amendments applicable to such term loans.

Refer to Note 19 to the Company’s Consolidated Financial Statements entitled “Subsequent Events” for further details on transactions related to the Company’s debt subsequent to the end of Fiscal 2012.

ABL Line of Credit

On September 2, 2011, the Company completed an amendment and restatement of the credit agreement governing the Company’s $600 million ABL Line of Credit, which, among other things, extended the maturity date to September 2, 2016. The aggregate amount of commitments under the amended and restated credit agreement is $600 million and, subject to the satisfaction of certain conditions, the Company may increase the aggregate amount of commitments up to $900 million. Interest rates under the amended and restated credit agreement are based on LIBO rates as determined by the administrative agent plus an applicable margin of

1.75% to 2.25% based on daily availability, or various prime rate loan options plus an applicable margin of 0.75% to 1.25% based on daily availability. The fee on the average daily balance of unused loan commitments is 0.375%. Prior to the modification, commitment fees of 0.75% to 1.0% were charged on the unused portion of the facility and were included in the line item “Interest Expense” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). The ABL Line of Credit is collateralized by a first lien on the Company’s inventory and receivables and a second lien on the Company’s real estate and property and equipment.

The Company believes that the amended and restated credit agreement provides the liquidity and flexibility to meet its operating and capital requirements over the remaining term of the ABL Line of Credit. Further, the calculation of the borrowing base under the amended and restated credit agreement has been amended to allow for increased availability, particularly during the September 1st through December 15th period of each year. At February 2, 2013 and January 28, 2012, the Company had $422.7 million and $242.6 million available under the ABL Line of Credit, respectively. The maximum borrowings under the ABL Line of Credit during Fiscal 2012 and Fiscal 2011 were $213.7 million and $195.0 million, respectively. Average borrowings under the ABL Line of Credit amounted to $34.5 million at an average interest rate of 2.1% during Fiscal 2012 and $79.2 million at an average interest rate of 3.3% during Fiscal 2011. There was no amount outstanding under the ABL Line of Credit as of February 2, 2013 and $190.0 million outstanding under the ABL Line of Credit at January 28, 2012, which was included in the line item “Long-Term Debt” in the Company’s Consolidated Balance Sheets. Borrowings as of January 28, 2012 were due to the working capital management strategy in place at the end of the year which required increased borrowings in order to accelerate certain accounts payable payments. The Company did not repeat the working capital management in Fiscal 2012.

At February 2, 2013 and January 28, 2012, the Company’s borrowing rates related to the Term Loan were 5.5% and 6.3%, respectively. At January 28, 2012, the Company’s borrowing rate related to the ABL Line of Credit was 2.2%.

Senior Notes Offering and Extinguishment of Previous Notes

On February 24, 2011, BCFW issued $450.0 million aggregate principal amount of 10% Senior Notes due 2019 at an issue price of 100% (the Notes). The Notes were issued pursuant to an indenture, dated February 24, 2011 (the Indenture), among BCFWC, the guarantors signatory thereto, and Wilmington Trust FSB.

The Notes are senior unsecured obligations of BCFW and are guaranteed on a senior basis by Burlington Coat Factory Investment Holdings, Inc. (BCFIH) and each of BCFW’s U.S. subsidiaries to the extent such guarantor is a guarantor of BCFW’s obligations under the Term Loan Facility. Interest is payable on the Notes on each February 15 and August 15, commencing August 15, 2011. The Company is not a guarantor of the Notes.

As of February 2, 2013, the BCFIH was in compliance with all of its debt covenants. The agreements regarding the ABL Line of Credit and the Term Loan Facility, as well as the indenture governing the Notes, contain covenants that, among other things, limit BCFIH’s ability, and the ability of their restricted subsidiaries, to pay dividends on, redeem or repurchase common stock; make investments; incur additional indebtedness or issue preferred stock; create liens; permit dividends or other restricted payments by BCFIH’s subsidiaries; sell all or substantially all of BCFIH’s assets or consolidate or merge with or into other companies; and engage in transactions with affiliates.

Scheduled maturities of the Company’s long-term debt and capital lease obligations, as they exist as of February 2, 2013, in each of the next four fiscal years and thereafter are as follows:

	(in thousands)
	Long- Term Debt	Capital Lease Obligations	Total
Fiscal years ending in:
2013	$—	$784	$784
2014	—	801	801
2015	—	1,059	1,059
2016	—	1,151	1,151
2017	871,040	1,494	872,534
Thereafter	450,000	17,943	467,943

Total	1,321,040	23,232	1,344,272
Less: Unamortized Discount	(7,956)	—	(7,956)

Total	1,313,084	23,232	1,336,316
Less: Current Portion	—	(784)	(784)

Long Term Debt	$1,313,084	$22,448	$1,335,532

The capital lease obligations noted above are exclusive of interest charges of $2.0 million, $1.7 million, $1.8 million, $1.7 million, $1.7 million and $7.2 million for the fiscal years ended February 1, 2014, January 31, 2015, January 30, 2016, January 28, 2017, February 3, 2018 and thereafter, respectively.

The Company has $24.9 million and $31.5 million in deferred financing fees related to its long term debt instruments recorded in the line item “Other Assets” in the Company’s Consolidated Balance Sheets as of February 2, 2013 and January 28, 2012, respectively. Amortization of deferred financing fees amounted to $5.8 million, $8.3 million and $12.3 million during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively, and is included in the line item “Interest Expense” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). During Fiscal 2012 the Company recorded $0.5 million of new deferred financing fees and wrote off $1.3 million of deferred financing fees related to the First Amendment of the Term Loan Facility. Amortization expense related to the deferred financing fees as of February 2, 2013 for each of the next four fiscal years and thereafter is estimated to be as follows:

Fiscal years	(in thousands)
2013	$5,700
2014	5,700
2015	5,700
2016	4,900
2017	2,900

Total	$24,900

Deferred financing fees have a weighted average amortization period of approximately 4.5 years.

10. Class A and Class L Common Stock and Income (Loss) Per Share

Common Stock

The Company’s charter authorized the Company to issue 57,443,560 shares of common stock consisting of:

(a)	51,674,204 shares of Class A common stock, par value $0.001 per share (Class A Common Stock); and

(b)	5,769,356 shares of Class L common stock, par value $0.001 per share (Class L Common Stock).

Class L Common Stock is legally designated as common stock, but is entitled to a priority return preference equal to the sum of (i) $81 per share base amount plus (ii) an amount sufficient to generate an internal rate of return equal to 14.5% per annum (compounded quarterly).

After payment of all preferential rights attributable to the Class L Common Stock, each share of the Class A Common Stock and Class L Common Stock will participate ratably in all distributions by the Company to the holders of its common stock. All holders of Class L and Class A Common Stock shall be entitled to one vote per share on all matters to be voted on by the Company’s stockholders.

Class L Common Stock has a Mandatory Conversion to Class A Common Stock in the event of an Initial Public Offering (IPO) or Realization Event, as determined by the Board of Directors of the Company. Each outstanding share of Class L Common Stock is convertible into a number of shares of Class A Common Stock equal to one plus a number of additional shares of Class A Common Stock determined by dividing the accreted preference (which is equal to the Class L base amount of $81 per share plus an amount sufficient to generate an internal rate of return of 14.5% per annum on the Class L Common Stock base amount) by the applicable per share price (as defined in the Company’s charter). The Class L shares, as a hybrid instrument, are classified as temporary equity within the Company’s Consolidated Balance Sheets pursuant to ASC 480, Distinguishing Liabilities from Equity.

Upon liquidation of the Company, the Class A and Class L stockholders will be paid in the following order of priority:

1.	The holders of Class L Common Stock, as a single and separate class, are entitled to receive all liquidation distributions until each share has been paid an amount equal to Class L Base Amount of $81 per share.

2.	After all holders of Class L Common have received their distributions, any additional distributions will be made to each holder of both Class A and Class L Common Stock as a single class pro-rata based on the number of outstanding shares of Class A and Class L Common Stock, provided that, for purposes of the distributions in this paragraph 2, each share of Class L Common Stock will be deemed to be converted into a number of Class A shares equal to the Class L Conversion Constant, as determined by the Board of Directors of the Company.

Treasury Stock

The Company accounts for treasury stock under the cost method.

During Fiscal 2012, Fiscal 2011, and Fiscal 2010 the Company repurchased a total of 999 shares, 1,440 shares, and 25,020 shares of Class A Common Stock and 111 shares, 160 shares and 2,780 shares of Class L Common Stock, respectively, that were originally sold or granted to employees of the Company. The purchase prices were equal to the approximate fair market value of the shares on the respective dates of repurchase Class A and Class L Common Stock.

Dividend

During the first quarter of Fiscal 2011, the Company declared a cash dividend of $300.0 million in the aggregate to the equity holders of the Company on a pro rata basis. Of the $300.0 million, $0.4 million was forfeited and reverted back to the Company as a result of certain members of management forfeiting their shares before they became fully vested.

Net Income (Loss) Per Share

As the Company has both Class L and Class A Common Stock outstanding and Class L has a cumulative preference with respect to certain distributions, as defined, net income (loss) per share is calculated using the two-class method, which requires the allocation of income to each class of common stock.

The numerator in calculating Class L basic and diluted income per share is the Class L preference amount, as defined above, for all outstanding Class L Shares, accrued at 14.5% per annum during the year presented plus, if positive, a pro rata share of an amount equal to consolidated net income less the Class L preference amount.

The numerator in calculating Class A basic loss per share is an amount equal to consolidated net loss less the Class L preference amount. In determining the net loss attributable to Class A stockholders for computing diluted loss per share, the Company increased the loss to reflect the annual preference amount for dilutive Class L common stock equivalents. This amount does not impact Class L diluted income per share because diluted earnings per share would be increased when taking the dilutive common stock equivalents into account, and thus be antidilutive.

The following table sets forth the computation of basic and diluted net (loss) income per share of Class A and Class L Common Stock:

	(in thousands, except per share data)
	Fiscal Years Ended
	February 2, 2013	January 28, 2012	January 29, 2011
Net Income (Loss)	$25,301	$(6,272)	$30,998
Class L Preference Amount	(146,923)	(123,270)	(105,613)

Net Loss Attributable to Class A Stockholders	$(121,622)	$(129,542)	$(74,615)

Allocation of Net Income (Loss) to Common Stockholders—Basic:
Class L Stockholders	$146,923	$123,270	$105,613

Class A Stockholders	(121,622)	(129,542)	(74,615)

Net Income (Loss) Per Share—Basic:
Class L Stockholders	$28.76	$24.58	$21.09

Class A Stockholders	$(2.64)	$(2.87)	$(1.66)

Allocation of Net Loss to Class A Stockholders—Diluted:
Net Loss Attributable to Class A Stockholders	$(121,622)	$(129,542)	$(74,615)
Class L Preference Amount of Common Stock Equivalents	(12,464)	(11,282)	(7,962)

Allocation of Net Loss to Class A Stockholders	$(134,086)	$(140,824)	$(82,577)

Net Income (Loss) Per Share—Diluted:
Class L Stockholders	$28.76	$24.58	$21.09

Class A Stockholders	$(2.92)	$(3.12)	$(1.83)

Weighted Average Number of Shares—Basic and Diluted
Class L Stockholders	5,109	5,016	5,007

Class A Stockholders	45,982	45,146	45,060

The Company determines the Class L Preference Amount of Common Stock Equivalents based upon the Class L diluted common stock equivalents multiplied by (i) $81 per share base amount plus (ii) the annual impact of the amount sufficient to generate an internal rate of return equal to 14.5% per annum (compounded quarterly).

As of Fiscal 2012, Fiscal 2011, and Fiscal 2010, there were unvested options outstanding to purchase Class L Common Stock of 255,457 shares, 290,464 shares and 324,100 shares, respectively, and there were unvested options outstanding to purchase Class A Common Stock of 2,299,113 shares, 2,614,176 shares and 2,916,900 shares, respectively. All of which may be dilutive in the future.

As of Fiscal 2012, Fiscal 2011, and Fiscal 2010, there were non-vested restricted stock units of Class L Common Stock of 5,000 shares, 28,122 shares and 71,140 shares, respectively, and there were non-vested restricted stock units of Class A Common Stock of 45,000 shares, 253,098 shares and 640,260 shares, respectively. All of which may be dilutive in the future.

Changes in Class L Common Stock

The changes in Class L Common Stock were as follows (in thousands, except share data):

	February 2, 2013		January 28, 2012		January 29, 2011
	Shares	Amount	Shares	Amount	Shares	Amount
Class L Common Stock, beginning of year	5,104,677	$884,945	5,050,924	$790,755	5,072,616	$684,866
Issuance of Class L Common Stock	73,940	2,155	60,549	1,961	—	—
Issuance/Forfeiture of Restricted Shares and Compensation	5,000	488	(6,636)	1,187	(18,912)	853
Repurchase of Class L Common Stock	(111)	(7)	(160)	(6)	(2,780)	(251)
Dividend	—	37	—	(30,000)	—	—
Accretion of Class L Preferred Return	—	141,571	—	121,048		105,287

	5,183,506	$1,029,189	5,104,677	$884,945	5,050,924	$790,755

Accretion of Class L Preferred Return is determined based upon the outstanding shares owned by the Company’s majority stockholder multiplied by (i) $81 per share base amount plus (ii) an amount sufficient to generate an internal rate of return equal to 14.5% per annum (compounded quarterly).

The fair value of the Company’s Class L Common Stock falls into Level 2 of the fair value hierarchy as it is a model-derived valuation whose inputs are observable. As of February 2, 2013 and January 28, 2012, the fair value of the Company’s outstanding Class L Common Stock was $316.8 million and $178.4 million, respectively. The increase in the fair value of the Company’s Class L Common Stock was driven by an increase in the Company’s enterprise value from January 28, 2012 to February 2, 2013.

11. Stock Option and Award Plans and Stock-Based Compensation

On April 13, 2006, the Company’s Board of Directors adopted the 2006 Management Incentive Plan (the Plan). The Plan provides for the granting of service-based and performance-based stock options, restricted stock and other forms of awards to key employees and directors of the Company or its affiliates. Grants made pursuant to the Plan are comprised of units of the Company’s common stock. Each “unit” consists of nine shares of Class A Common Stock and one share of Class L Common Stock. The shares comprising a unit are in the same proportion as the shares of Class A and Class L Common Stock held by all stockholders of the Company. Options granted pursuant to the Plan are exercisable only for whole units and cannot be separately exercised for the individual classes of the Company’s common stock. As of February 2, 2013, there were 730,478 units reserved under the Plan consisting of 6,574,302 shares of Class A Common Stock and 730,478 shares of Class L Common Stock.

Non-cash stock compensation expense during Fiscal 2012, Fiscal 2011 and Fiscal 2010 amounted to $2.7 million, $5.8 million and $2.2 million, respectively. The table below summarizes the types of stock compensation:

	(in thousands)
	Years Ended
Type of Non-Cash Stock Compensation(a)	February 2, 2013	January 28, 2012	January 29, 2011
Stock Option Compensation(b)	2,260	4,610	1,378
Restricted Stock Compensation(c)	487	1,187	852

Total	$2,747	$5,797	$2,230

(a)	Included in the line item “Selling and Administrative Expense” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).
(b)	Results in expense net of tax of $1.4 million, $2.8 million and $0.8 million during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.
(c)	Results in expense net of tax of $0.3 million, $0.7 million and $0.5 million during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Stock Options

Options granted during Fiscal 2012, Fiscal 2011 and Fiscal 2010 were all service-based awards granted at exercise prices of (i) $90 per unit and $180 per unit prior through May 1, 2011, (ii) $50 per unit and $120 per unit from May 1, 2011 through May 17, 2012, and (iii) $65 per unit and $120 per unit from and after May 17, 2012.

In February 2011, in connection with the debt refinancing, the Company’s Board of Directors approved and communicated that the exercise price of the options outstanding would be reduced. After an analysis was completed, the exercise prices of each outstanding options was reduced, from $90 per unit and $180 per unit, respectively, to $30.60 and $120.60 per unit, respectively, without affecting the existing vesting schedules thereof. The amount of the reduction was ratified in April 2011.

Upon application of modification accounting, which contemplates fair value of awards both before and after the debt refinancing and related dividends, the stock compensation cost did not change as a result of this modification.

All options granted vest 40% on the second anniversary of the award with the remaining amount vesting ratably over the subsequent three years. The final exercise date for any option granted is the 10th anniversary of the grant date.

All options awarded pursuant to the Plan become exercisable upon a change of control. Unless determined otherwise by the plan administrator and except as otherwise set forth in the option holders’ agreement, upon cessation of employment, (1) options that have not vested will terminate immediately; (2) units previously issued upon the exercise of vested options will be callable at the Company’s option; and (3) unexercised vested options will be exercisable for a period of 60 days.

As of February 2, 2013, there were 424,231 options outstanding to purchase units, all of which are service-based awards. The Company accounts for awards issued under the Plan in accordance with Topic No. 718 using the modified prospective method, which requires companies to record stock compensation expense for all non-vested and new awards. The service-based awards are expensed on a straight-line basis over the requisite service period of five years.

As of February 2, 2013, there was approximately $3.4 million of unearned non-cash stock-based compensation, and 39.8% of outstanding options to purchase units had vested.

Stock option transactions are summarized as follows:

	Number of Units	Weighted Average Exercise Price Per Unit
Options Outstanding January 30, 2010	478,500	$123.70
Options Issued	82,000	120.00
Options Forfeited	(71,001)	120.00

Options Outstanding January 29, 2011	489,499	$123.62
Options Issued	94,500	72.12
Options Exercised	(60,549)	33.97
Options Forfeited	(50,777)	81.56

Options Outstanding January 28, 2012	472,673	$69.86
Options Issued	59,000	83.16
Options Exercised	(73,940)	30.60
Options Forfeited	(33,502)	77.02

Options Outstanding February 2, 2013	424,231	$76.56

Non-vested stock option unit transactions during Fiscal 2012 are summarized below:

	Number of Units	Weighted Average Grant Date Fair Value Per Unit
Non-Vested Options Outstanding, January 28, 2012	290,464	$34.12
Non-Vested Options Granted	59,000	41.60
Non-Vested Options Vested	(72,937)	41.84
Non-Vested Options Forfeited	(21,070)	43.25

Non-Vested Options Outstanding, February 2, 2013	255,457	$33.70

The following table summarizes information about the options to purchase units that were outstanding under the Plan as well as options that were exercisable under the Plan as of February 2, 2013:

	Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding At February 2, 2013	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at February 2, 2013	Weighted Average Remaining Contractual Life (Years)
$30.60	164,280	6.2	87,642	5.7
$50.00	54,000	8.5	—	—
$65.00	38,667	9.5	—	—
$120.00	46,333	8.9	—	—
$120.60	106,951	5.0	67,132	4.0
$270.00	14,000	0.1	14,000	0.1

	424,231		168,774

The following table summarizes information about the stock options vested and expected to vest during the contractual term:

Exercise Prices	Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
Vested and Expected to Vest as of February 2, 2013
$30.60	136,741	6.1	$30.60
$50.00	43,200	8.5	$50.00
$65.00	30,933	9.5	$65.00
$120.00	37,067	8.9	$120.00
$120.60	93,677	4.8	$120.60
$270.00	14,000	0.1	$270.00

	355,618

Beginning in Fiscal 2011, the fair value of each stock option granted was estimated on the date of grant using the Monte Carlo Simulation option pricing model. Prior to Fiscal 2011, the fair value of each stock option granted was estimated using the Black Scholes option pricing model. The fair value of each stock option granted was estimated using the following assumptions:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Risk-Free Interest Rate	1.0 – 1.3%	1.3 – 3.4%	1.8 – 3.4%
Expected Volatility	35.00%	31.10%	38.2%
Expected Life (years)	6.6	6.4 – 9.3	6.6 – 9.5
Contractual Life (years)	10.0	10.0	10.0
Expected Dividend Yield	0.0%	0.0%	0.0%
Weighted Average Grant Date Fair Value of Options Issued at an exercise price of:
$30.60	N/A	$34.18	N/A
$50.00	$28.14	$27.06	N/A
$65.00	$47.42	N/A	N/A
$90.00	N/A	N/A	$49.80
$120.00	$30.62	$18.34	N/A
$120.60	N/A	$20.39	N/A
$180.00	N/A	N/A	$34.45

The weighted average grant date fair value of options granted has varied from period to period due to changes in the Company’s business enterprise value. For additional information related to enterprise value, refer to Note 6 to the Company’s Consolidated Financial Statements entitled “Goodwill.”

Restricted Stock Awards

Under the Plan, the Company also has the ability to grant restricted stock awards (Awards). During Fiscal 2012, the Company granted 5,000 Awards, consisting of nine shares of Class A Common Stock and one share of Class L Common Stock. During Fiscal 2011 and Fiscal 2010, the Company did not grant any Awards. The fair value of each unit of restricted stock granted under the Plan is estimated on the date of grant using inputs that include the Company’s business enterprise value, the book value of outstanding debt and the number of shares of common stock outstanding. All Awards of restricted stock granted to date under the Plan are service-based awards. Awards of restricted stock are expensed on a straight-line basis over the requisite service period of three years. Following a change of control, as defined by the Plan, all unvested Awards shall accelerate and vest as of the date of such change of control.

As of February 2, 2013, there was approximately $0.2 million of unearned non-cash stock-based compensation that the Company expects to recognize as an expense over the next 2.3 years. At February 2, 2013, 91,460 of the outstanding Awards of restricted stock had vested.

Award Grant, Vesting and Forfeiture transactions during Fiscal 2012 are summarized below:

	Number of Awards	Weighted Average Grant Date Fair Value Per Awards
Non-Vested Awards Outstanding, January 28, 2012	28,122	$45.96
Awards Granted	5,000	61.12
Awards Vested	(28,122)	45.96

Non-Vested Awards Outstanding, February 2, 2013	5,000	$61.12

12. Lease Commitments

The Company leases stores, distribution facilities and office space under operating and capital leases that will expire principally during the next thirty years. The leases typically include renewal options and escalation clauses and provide for contingent rentals based on a percentage of gross sales.

The following is a schedule of future minimum lease payments having an initial or remaining term in excess of one year:

	(in thousands)
Fiscal Years	Operating Leases(a)	Capital Leases
2013	$219,891	$2,733
2014	222,007	2,527
2015	199,363	2,865
2016	182,863	2,865
2017	159,647	3,231
Thereafter	552,886	25,093

Total Minimum Lease Payments	1,536,657	39,314
Amount Representing Interest	—	(16,082)

Total Future Minimum Lease Payments	$1,536,657	$23,232

(a)	Total future minimum lease payments include $60.8 million related to options to extend lease terms that are reasonably assured of being exercised and also includes $100.5 million of minimum lease payments for ten stores that the Company has committed to open during Fiscal 2013.

The above schedule of future minimum lease payments has not been reduced by future minimum sublease rental income of $43.9 million relating to operating leases under non-cancelable subleases and other contingent rental agreements.

The following is a schedule of net rent expense for Fiscal 2012, Fiscal 2011 and Fiscal 2010:

	(in thousands)
	Year Ended
	February 2, 2013	January 28, 2012	January 29, 2011
Rent Expense:
Minimum Rental Payments	$219,982	$197,327	$182,473
Contingent Rental Payments	3,056	2,689	1,882
Straight-Line Rent Expense	12,115	9,211	10,639
Lease Incentives Amortization	(18,590)	(15,869)	(13,043)
Amortization of Purchased Lease Rights	1,033	901	857

Total Rent Expense	217,596	194,259	182,808
Less All Rental Income	(19,721)	(19,113)	(17,711)

Total Net Rent Expense	$197,875	$175,146	$165,097

13. Employee Retirement Plans

The Company maintains separate defined contribution 401(k) retirement savings and profit-sharing plans covering employees in the United States and Puerto Rico who meet specified age and service requirements. The discretionary profit sharing component (which the Company has not utilized for seven years and has no current plans to utilize) is entirely funded by the Company, and the Company also makes additional matching contributions to the 401(k) component of the plans. Participating employees can voluntarily elect to contribute a percentage of their earnings to the 401(k) component of the plans (up to certain prescribed limits) through a cash or deferred (salary deferral) feature qualifying under Section 401(k) of the Internal Revenue Code (401(k) Plan). Under the Company’s 401(k) Plan, the Company is able to utilize monies recovered through forfeitures to fund some or all of the annual 401(k) Plan match expense. A forfeiture is the portion of the Company’s profit sharing contribution that is lost by a 401(k) Plan participant who terminates employment prior to becoming fully vested in such contribution.

During Fiscal 2012, the Company recorded $4.3 million of 401(k) Plan match expense. The Company used $0.3 million of 401(k) Plan forfeitures during Fiscal 2012 to fund a portion of the 401(k) Plan match for the 2012 401(k) Plan Year, which ended on December 31, 2012.

During Fiscal 2011, the Company recorded $3.6 million of 401(k) Plan match expense. The Company used $0.2 million of 401(k) Plan forfeitures during Fiscal 2011 to fund a portion of the 401(k) Plan match for the 2011 401(k) Plan year, which ended on December 31, 2011.

During Fiscal 2010, the Company recorded $2.4 million of 401(k) Plan match expense. The Company used $0.7 million of 401(k) Plan forfeitures during Fiscal 2010 to fund a portion of the 401(k) Plan match for the 2010 401(k) Plan year, which ended on December 31, 2010.

14. Restructuring and Separation Costs

The Company accounts for restructuring and separation costs in accordance with ASC Topic No. 420, “Exit or Disposal Cost Obligations” (Topic No. 420). In accordance with Topic No. 420, the Company recorded a liability for one-time benefit costs related to the Company’s reorganization of certain positions within its stores and corporate locations during Fiscal 2012 and Fiscal 2011.

During Fiscal 2012 and Fiscal 2011, in an effort to improve workflow efficiencies and realign certain responsibilities, the Company effected a reorganization of certain positions within its stores and corporate locations. These changes to the Company’s workforce during Fiscal 2012 and Fiscal 2011 resulted in severance and restructuring charges of $3.0 million and $7.4 million, respectively, which were recorded in the line item “Restructuring and Separation Costs” in the Company’s Consolidated Statement of Operations and Comprehensive (Income) Loss.

The table below summarizes the charges and payments related to the Company’s restructuring and separation costs, which are included in the line items “Other Current Liabilities” in the Company’s Consolidated Balance Sheet:

	(in thousands)
	January 28, 2012	Charges	Cash Payments	February 2, 2013
Severance-Restructuring	$—	$1,225	$(1,225)	$—
Severance-Separation Cost	979	1,774	(2,156)	597

Total	$979	$2,999	$(3,381)	$597

	(in thousands)
	January 29, 2011	Charges	Cash Payments	January 28, 2012
Severance-Restructuring	$6	$5,011	$(5,017)	$—
Severance-Separation Cost	1,231	2,427	(2,679)	979

Total	$1,237	$7,438	$(7,696)	$979

15. Income Taxes

Income (Loss) before income taxes are as follows for Fiscal 2012, Fiscal 2011 and Fiscal 2010:

	(in thousands)
	Years Ended
	February 2, 2013	January 28, 2012	January 29, 2011
Domestic	$33,625	$(7,618)	$52,796
Foreign	(4,460)	(2,802)	332

Total Income (Loss) before income taxes	$29,165	$(10,420)	$53,128

Income tax expense (benefit) is as follows for Fiscal 2012, Fiscal 2011 and Fiscal 2010:

	(in thousands)
	Years Ended
	February 2, 2013	January 28, 2012	January 29, 2011
Current:
Federal	$13,813	$(11,847)	$11,229
State	(3,704)	5,901	9,159
Foreign	291	2,499	856

Subtotal	10,400	(3,447)	21,244

Deferred:
Federal	(3,386)	903	3,241
State	(3,519)	(1,235)	(1,622)
Foreign	369	(369)	(733)

Subtotal	(6,536)	(701)	886

Total income tax expense (benefit)	$3,864	$(4,148)	$22,130

The tax rate reconciliations are as follows for Fiscal 2012, Fiscal 2011 and Fiscal 2010:

	Years Ended
	February 2, 2013	January 28, 2012	January 29, 2011
Tax at statutory rate (%)	35.0%	(35.0)%	35.0%
State income taxes, net of federal	5.8	(9.5)	8.9
Change in valuation allowance	1.8	14.8	(2.3)
Permanent Items	(1.4)	13.3	0.5
Tax credits	(11.7)	(30.5)	(2.6)
Tax reserves	(14.1)	(11.6)	2.2
Impact of change in state tax laws and rates	(2.1)	9.0	—
Foreign Taxes	(1.2)	9.7	—
Other	1.2	—	—

Effective tax rate (%)	13.3%	(39.8)%	41.7%

The tax effects of temporary differences are included in deferred tax accounts as follows:

	(in thousands)
	February 2, 2013		January 28, 2012
	Tax Assets	Tax Liabilities	Tax Assets	Tax Liabilities
Current deferred tax assets and liabilities:
Allowance for doubtful accounts	$32	$—	$33	$—
Compensated absences	743	—	659	—
Inventory costs and reserves capitalized for tax purposes	6,977	—	9,845	—
Insurance reserves	6,985	—	6,863	—
Prepaid items and other items deductible for tax purposes	—	17,355	—	10,152
Sales return reserves	2,890	—	3,031	—
Reserves	331	—	2,383	—
Accrued interest	19	—	1,044	—
Prepaid items taxable for tax purposes	1,546	—	1,539	—
Deferred revenue	1,062	—	811	—
Employee benefit accrual	4,641	—	6,115	—
Deferred gain	—	1,203	—	—
Other	268	—	2,135	—
Valuation allowance	(803)	—	(1,063)	—

Total Current deferred tax assets and liabilities	$24,691	$18,558	$33,395	$10,152

	(in thousands)
	February 2, 2013		January 28, 2012
	Tax Assets	Tax Liabilities	Tax Assets	Tax Liabilities

Non-Current deferred tax assets and liabilities:

Property and equipment basis adjustments	$—	$130,793	$—	$136,663
Deferred rent	28,266	—	25,761	—
Intangibles—Long-Lived	—	124,129	—	138,557
Intangibles—Indefinite-Lived	—	93,368	—	93,614
Insurance reserves	12,253	—	11,994	—
Employee benefit compensation	4,373	—	4,816	—
State net operating losses (net of federal benefit)	9,206	—	9,845	—
Prepaid items taxable for tax purposes	5,341	—	6,698	—
Landlord allowances	29,673	—	28,640	—
Accrued interest	2,991	—	2,456	—
Other	553	—	5,267	—
State Credits	2,366	—	—	—
Federal and Puerto Rico Tax Credits	7,008	—	2,658	—
Valuation allowance	(7,079)	—	(6,286)	—

Total Non-Current deferred tax assets and liabilities	$94,951	$348,290	$91,849	$368,834

Net Deferred Tax Liability		$247,206		$253,742

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. Based on this evaluation, the Company believes no valuation allowances for federal income taxes are necessary.

The Company also determined that it is more likely than not that the benefit from certain state net operating loss carry forwards will not be realized. Therefore, as of February 2, 2013 and January 28, 2012, valuation allowances of $5.8 million and $6.1 million were recorded. In addition, management also determined that a valuation allowance of $2.0 million and $1.2 million was required against the tax benefit associated with Puerto Rico as of February 2, 2013 and January 28, 2012, respectively. If or when recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets will be recorded to the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (exclusive of interest and penalties) is as follows:

(in thousands)
Gross Unrecognized Tax Benefits, Exclusive of Interest and Penalties
Balance at January 30, 2010	$23,205
Additions for tax positions of the current year	—
Additions for tax positions of prior years	1,590
Reduction for tax positions of prior years	(1,524)
Settlements	—
Lapse of statute of limitations	—

Balance at January 29, 2011	$23,271
Additions for tax positions of the current year	—
Additions for tax positions of prior years	6,383
Reduction for tax positions of prior years	(7,505)
Settlements	—
Lapse of statute of limitations	—

Balance at January 28, 2012	$22,149
Additions for tax positions of the current year	—
Additions for tax positions of prior years	—
Reduction for tax positions of prior years	(5,225)
Settlements	—
Lapse of statute of limitations	—

Balance at February 2, 2013	$16,924

As of February 2, 2013, the Company reported total unrecognized benefits of $16.9 million, of which $6.1 million would affect the Company’s effective tax rate if recognized. As a result of previous positions taken, the Company recorded a reduction of $2.1 million of interest and penalties during Fiscal 2012 in the line item “Income Tax Expense (Benefit)” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). Cumulative interest and penalties of $10.4 million have been recorded in the line item “Other Liabilities” in the Company’s Consolidated Balance Sheet as of February 2, 2013. The Company recognizes interest and penalties related to unrecognized tax benefits as part of income taxes. Within the next twelve months, the Company does not expect any significant changes in its unrecognized tax benefits.

As of January 28, 2012, the Company reported total unrecognized benefits of $22.1 million, of which $8.5 million would affect the Company’s effective tax rate if recognized. As a result of previous positions taken, the Company recorded $0.1 million of interest and penalties during Fiscal 2011 in the line item “Income Tax (Benefit) Expense” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). Cumulative interest and penalties of $12.5 million have been recorded in the line item “Other Liabilities” in the Company’s Consolidated Balance Sheet as of January 28, 2012.

As of January 29, 2011, the Company reported total unrecognized benefits of $23.3 million, of which $9.1 million would affect the Company’s effective tax rate if recognized. As a result of previous positions taken, the Company recorded $1.8 million of interest and penalties during the Transition Period in the line item “Income Tax Expense (Benefit)” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). Cumulative interest and penalties of $12.6 million have been recorded in the line item “Other Liabilities” in the Company’s Consolidated Balance Sheet as of January 29, 2011.

The Company files tax returns in the U.S. federal jurisdiction, Puerto Rico and various state jurisdictions. The Company is open to examination by the IRS under the applicable statutes of limitations for fiscal years 2009 through 2012. The Company or its subsidiaries’ state income tax returns are open to audit for the fiscal years 2008 through 2012, which includes the Transition Period, under the applicable statutes of limitations. There are ongoing state audits in several jurisdictions and the Company has accrued for possible exposures as required under Topic No. 740.

16.	Fair Value of Financial Instruments

The Company accounts for fair value measurements in accordance with Topic No. 820 which defines fair value, establishes a framework for measurement and expands disclosure about fair value measurements. Topic No. 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price), and classifies the inputs used to measure fair value into the following hierarchy:

Level 1: Quoted prices for identical assets or liabilities in active markets.

Level 2: Quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Pricing inputs that are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities.

The inputs into the determination of fair value require significant management judgment or estimation.

Financial Assets

The Company’s financial assets as of February 2, 2013 and January 28, 2012 include cash equivalents, interest rate cap agreements and a note receivable. The Company’s financial liabilities are discussed below. The carrying value of cash equivalents approximates fair value due to its short-term nature. The fair value of the interest rate cap agreements are determined using quotes that are based on models whose inputs are observable LIBOR forward interest rate curves. To comply with the provisions of Topic No. 820, the Company incorporates credit valuation adjustments to appropriately reflect both the Company’s non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of the Company’s interest rate cap agreements for the effect of non-performance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. As a result, the Company has determined that the inputs used to value this investment fall within Level 2 of the fair value hierarchy. Although the Company has determined that the majority of the inputs used to value its interest rate cap agreements fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company’s interest rate cap agreements utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default. As of February 2, 2013, the Company recorded credit valuation adjustments of $0.1 million to the overall valuation of the Company’s interest rate cap agreements. The credit valuation adjustment is not considered significant to the valuation of each of the individual interest rate cap agreements and as a result, the Company has determined that its interest rate cap agreement valuations in their entirety are classified as Level 2 within the fair value hierarchy.

The fair value of the note receivable is based on a discounted cash flow analysis whose inputs are unobservable, and therefore it falls within Level 3 of the fair value hierarchy.

The fair values of the Company’s financial assets and the hierarchy of the level of inputs are summarized below:

	(in thousands)
	Fair Value Measurements at February 2, 2013	Fair Value Measurements at January 28, 2012
Assets:
Level 1
Cash equivalents (including restricted cash)	$34,972	$34,915
Level 2
Interest rate cap agreements(a)	$69	$114
Level 3
Note Receivable(b)	$385	$763

(a)	Included in “Other Assets” within the Company’s Consolidated Balance Sheets (refer to Note 8 of the Company’s Consolidated Financial Statements, entitled “Derivatives and Hedging Activities” for further discussion regarding the Company’s interest rate cap agreements).
(b)	Included in “Prepaid and Other Current Assets” on the Company’s Consolidated Balance Sheets. The change in the fair value of our Level 3 note receivable is related to the Company receiving a partial payment in the amount of $0.5 million, which was partially offset by unrealized gains in the amount of $0.1 million.

Financial Liabilities

The fair values of the Company’s financial liabilities are summarized below:

	(in thousands)
	February 2, 2013		January 28, 2012
	Carrying Amount(b)	Fair Value(b)	Carrying Amount(b)	Fair Value(b)
$1,000,000 Senior Secured Term Loan Facility, LIBOR (with a floor of 1.5%) plus 4.8%, matures with balance due on February 23, 2017.	$863,084	$874,232	$949,123	$945,247
$450,000 Senior Notes, 10%, due to maturity on February 15, 2019, semi-annual interest payments on August 15 and February 15, from February 15, 2013 to February 15, 2019.	450,000	489,938	450,000	432,000
$600,000 ABL Senior Secured Revolving Facility, LIBOR plus spread based on average outstanding balance, expires September 2, 2016(a)	—	—	190,000	190,000

Total debt	$1,313,084	$1,364,170	$1,589,123	$1,567,247

(a)	The carrying value of the ABL Line of Credit approximates its fair value due to its short term nature (borrowings are typically done in 30 day increments) and its variable interest rate.
(b)	Capital lease obligations are excluded from the table above.

As of February 2, 2013, the fair value of the Company’s debt, exclusive of capital leases, was $1,364.2 million compared with the carrying value of $1,313.1 million. The fair values presented herein are based on pertinent information available to management as of the respective year end dates. The estimated fair values of the Company’s debt are classified as Level 2 in the fair value hierarchy. Although management is not aware of any factors that could significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ from amounts presented herein.

Due to the short term nature of the Company’s accounts receivable and accounts payable, the recorded values approximate fair value.

17.	Commitments and Contingencies

Legal

The Company establishes reserves relating to legal claims, in connection with litigation to which the Company is party from time to time in the ordinary course of business. The aggregate amount of such reserves was $0.9 million and $6.1 million as of February 2, 2013 and January 28, 2012, respectively. The decrease in the legal reserve from Fiscal 2011 to Fiscal 2012 is due to the settlement of litigation during Fiscal 2012.

Like many retailers, the Company has been named in class or collective actions on behalf of various groups alleging violations of federal and state wage and hour and other labor statutes, and alleged violation of state consumer and/or privacy protection statutes. In the normal course of business, we are also party to various other lawsuits and regulatory proceedings including, among others, commercial, product, product safety, employee, customer, intellectual property and other claims. Actions against us are in various procedural stages. Many of these proceedings raise factual and legal issues and are subject to uncertainties.

While the Company does not believe that the amount of loss in excess of those recorded could be material to the Company’s consolidated financial position, any such loss could have a material adverse effect on the Company’s consolidated results of operations in the period(s) during which the underlying matters are resolved.

Lease Guarantees

During Fiscal 2007, the Company sold lease rights for three store locations that were previously operated by us. In the event of default by the assignee, we could be liable for obligations associated with these real estate leases which have future lease related payments (not discounted to present value) of approximately $0.8 million through the end of the fiscal year ending February 1, 2014. The scheduled future aggregate minimum rentals for these leases in the fiscal year following Fiscal 2012 are $0.8 million. We believe the likelihood of a material liability being triggered under these leases is remote, and no liability has been accrued for these contingent lease obligations as of February 2, 2013.

Letters of Credit

The Company had irrevocable letters of credit in the amounts of $35.3 million as of both February 2, 2013 and January 28, 2012, respectively.

Letters of credit outstanding as of February 2, 2013 and January 28, 2012 amounted to $26.7 million and $27.7 million, respectively, guaranteeing performance under various lease agreements, insurance contracts, and utility agreements. The Company also had outstanding letters of credit arrangements in the aggregate amount of $8.6 million and $7.6 million at February 2, 2013 and January 28, 2012, respectively, related to certain merchandising agreements. Based on the terms of the credit agreement relating to the ABL Line of Credit, the Company had available letters of credit of $422.7 million and $242.6 million as of February 2, 2013 and January 28, 2012, respectively.

Purchase Commitments

The Company had $577.6 million of purchase commitments related to goods or services that were not received as of February 2, 2013.

Death Benefits

In November of 2005, the Company entered into agreements with three of the Company’s former executives whereby upon each of their deaths, the Company will pay $1.0 million to each respective designated beneficiary.

18.	Related Party Transactions

In connection with the purchase of the Company by Bain Capital in April of 2006, the Company entered into an advisory agreement with Bain Capital (the Advisory Agreement) pursuant to which Bain Capital provides management, consulting, financial and other advisory services. Pursuant to the agreement, Bain Capital is paid a periodic fee of $1.0 million per fiscal quarter plus reimbursement for reasonable out-of-pocket fees, and a fee equal to 1% of the transaction value of certain financing, acquisition, disposition or change of control or similar transaction by or involving the Company. Fees paid to Bain Capital amounted to $4.3 million per year during Fiscal 2012, Fiscal 2011 and Fiscal 2010, and are included in the line item “Selling and Administrative Expenses” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). The Advisory Agreement has a 10-year initial term, and thereafter is subject to automatic one-year extensions unless the Company or Bain Capital provides written notice of termination, except that the agreement terminates automatically upon an initial public offering or a change of control of the Company. If the Advisory Agreement is terminated early, Bain Capital will be entitled to receive all unpaid fees and unreimbursed out-of-pocket fees and expenses, as well as the present value of the periodic fee that would otherwise have been payable through the end of the 10-year term.

As of February 2, 2013 and January 28, 2012, the Company had $0.6 million and $0.7 million of prepaid advisory fees related to the Advisory Agreement, respectively, recorded within the line item “Prepaid and Other Current Assets” in the Company’s Consolidated Balance Sheets.

Bain Capital, either directly or through affiliates, has ownership interests in a broad range of companies (Portfolio Companies) with whom the Company may from time to time enter into commercial transactions in the ordinary course of business, primarily for the purchase of goods and services. The Company believes that none of the Company’s transactions or arrangements with Portfolio Companies is significant enough to be considered material to Bain Capital or to its business.

The brother-in-law of one of the Company’s Executive Vice Presidents is an independent sales representative of one of the Company’s suppliers of merchandise inventory. This relationship predated the commencement of the Executive Vice President’s employment with the Company. The Company has determined that the dollar amount of purchases through such supplier represents an insignificant amount of its inventory purchases.

19.	Subsequent Events

The Company has evaluated whether any events have occurred from February 2, 2013 through April 26,2013, the date the consolidated financial statements were available to be issued, that require consideration as adjustments to, or disclosures in, the consolidated financial statements.

The Company has updated this evaluation through June 27, 2013 in connection with a Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission.

There are no significant events that require disclosure in these consolidated financial statements, except as follows:

Debt

On February 15, 2013, BCFWC entered into the Second Amendment of the Term Loan Credit Agreement (the Second Amendment). The Second Amendment creates a restricted payments basket of $25 million to BCFWC and permits BCFWC to use the “available amount” to make restricted payments (which basket includes retained excess cash flow, in an amount not to exceed 50% of BCFWC’s consolidated net income (as defined in the existing senior notes) since the second quarter of Fiscal 2011), in each case so long as certain conditions are satisfied. In connection with this amendment, the Company incurred a $1.5 million amendment fee that will be capitalized. Additionally, the Company incurred $8.9 million of additional fees, inclusive of an $8.6 million fee payable to Bain Capital, for various consulting and advisory services that will be expensed.

On February 20, 2013, Burlington Holdings LLC (Holdings LLC) and Burlington Holdings Finance, Inc., subsidiaries of the Company, completed the offering of $350 million aggregate principal amount of Senior Notes due 2018 (2018 Notes) at an issue price of 98.00%. The 2018 Notes are senior unsecured obligations of Holdings LLC and Burlington Holdings Finance, Inc. and are not guaranteed by any of the subsidiaries of the Company.

In connection with the issuance of the 2018 Notes, the Company paid $4.8 million in fees, inclusive of a $3.5 million fee to Bain Capital for various consulting and advisory services that will be capitalized.

Interest is payable on the Senior Notes on each February 15 and August 15, commencing August 15, 2013. The first interest payment on the 2018 Notes will be payable in cash. For each interest period thereafter, the Company will be required to pay interest on the 2018 Notes entirely in cash, unless certain conditions are satisfied, in which case the Company will be entitled to pay, to the extent described in the indenture governing the 2018 Notes, interest on the 2018 Notes by increasing the principal amount of the 2018 Notes or by issuing new notes (such increase being referred to herein as PIK interest). Cash interest on the 2018 Notes will accrue at the rate of 9.00% per annum. PIK interest on the 2018 Notes will accrue at the rate of 9.75% per annum.

Net proceeds from the offering of the 2018 Notes were used to pay a special cash dividend of approximately $336 million, in the aggregate, to the Class L and Class A common stockholders.

On May 17, 2013, the Company entered into the Third Amendment in order to, among other things, reduce the interest rates applicable to the Company’s Term Loan Facility by 100 basis points (provided that such interest rates shall be further reduced by 25 basis points if the Company’s consolidated secured leverage ratio is less than or equal to 2.25:1) and to reduce the LIBOR floor by 25 basis points. The Third Amendment was accomplished by replacing the outstanding $871.0 million principal amount of term B-1 loans with a like aggregate principal amount of term B-2 loans (the Term B-2 Loans). The Term B-2 Loans have the same maturity date that was applicable to the Term B-1 Loans. The Term Loan Credit Agreement provisions relating to the representations and warranties, covenants and events of default applicable to the Company and the guarantors were not modified by the Amendment.

As a result of this transaction, mandatory quarterly payments of $2.2 million will be payable as of the last day of each quarter beginning with the quarter ended August 3, 2013. These payments will be recorded by the Company in its Condensed Consolidated Balance Sheet as of May 4, 2013 in the line item “Current Maturities of Long Term Debt.” The Company does not believe that this transaction will have a material effect on its financial statements.

Stock Option Modification

Subsequent to May 4, 2013, the Compensation Committee of the Company’s Board of Directors, in an effort to align stock option exercise prices with changes in the Company’s enterprise value caused by the $336 million dividend, made adjustments to then outstanding stock options through a combination of exercise price reductions and cash payments to option holders. As a result of these adjustments, the Company will account for these modifications in accordance with Topic No. 718. Additionally, cash payments made by the Company to option holders will be recorded in the line item Selling and Administrative Expenses in the Company’s Condensed Consolidated Statement of Operations and Comprehensive Loss. At this time, the Company is evaluating the impact on the Company’s financial statements.

On June 15, 2013, the Company’s Board of Directors approved (i) an amendment (the Charter Amendment) to the Company’s amended and restated certificate of incorporation to increase the authorized number of shares of the Company’s Class A Common Stock by 1,305,000 and the authorized number of shares of the Company’s Class L Common Stock by 145,000, and (ii) an amendment (the Plan Amendment) to the Company’s 2006 Management Incentive Plan (Amended and Restated May 1, 2013) (the Plan) to increase the number of shares of the Company’s Class A Common Stock and Class L Common Stock that may be delivered in satisfaction of awards under the Plan by 1,710,000 and 190,000 shares, respectively. In connection with the Charter Amendment and the Plan Amendment, the Compensation Committee of the Company’s Board of Directors approved the granting of a total of 145,000 options to purchase units of the Company’s common stock to certain employees at an exercise price of $50 per unit.

BURLINGTON HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(All amounts in thousands, except share and share data)

	May 4, 2013	February 2, 2013	April 28, 2012
ASSETS
Current Assets:
Cash and Cash Equivalents	$102,672	$43,336	$53,654
Restricted Cash and Cash Equivalents	34,800	34,800	34,800
Accounts Receivable, Net of Allowances for Doubtful Accounts	46,362	41,734	39,725
Merchandise Inventories	727,219	680,190	660,940
Deferred Tax Assets	9,337	6,133	23,317
Prepaid and Other Current Assets	74,103	66,052	43,327
Prepaid Income Taxes	7,002	7,218	18,319
Assets Held for Sale	191	191	521

Total Current Assets	1,001,686	879,654	874,603
Property and Equipment—Net of Accumulated Depreciation	871,610	878,305	854,681
Tradenames	238,000	238,000	238,000
Favorable Leases—Net of Accumulated Amortization	313,200	322,081	352,636
Goodwill	47,064	47,064	47,064
Other Assets	122,640	112,978	112,203

Total Assets	$2,594,200	$2,478,082	$2,479,187

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts Payable	$630,660	$500,406	$471,122
Other Current Liabilities	221,575	238,865	217,806
Current Maturities of Long Term Debt	9,737	784	10,236

Total Current Liabilities	861,972	740,055	699,164
Long Term Debt	1,671,658	1,335,532	1,406,184
Other Liabilities	230,661	229,425	215,476
Deferred Tax Liabilities	251,167	253,339	271,690
Commitments and Contingencies (Notes 3, 4, 11 and 13)
Common Stock, Class L, $0.001 Par Value: Authorized: 5,769,356 shares
Issued: 5,232,118 shares at May 4, 2013 and February 2, 2013 and 5,153,412 shares at April 28, 2012 Outstanding: 5,183,506 shares at May 4, 2013 and February 2, 2013 and 5,104,800 shares at April 28, 2012	1,034,729	1,029,189	918,544
Stockholders’ Deficit:
Common Stock, Class A, $0.001 Par Value: Authorized: 51,674,204 shares Issued: 47,089,062 shares at May 4, 2013 and February 2, 2013 and 46,380,708 shares at April 28, 2012, respectively Outstanding: 46,651,554 shares at May 4, 2013 and February 2, 2013 and 45,943,200 shares at April 28, 2012, respectively	47	47	46
Additional paid-in-capital	—	—	—
Accumulated Deficit	(1,456,030)	(1,109,501)	(1,031,913)
Treasury Stock at cost:	(4)	(4)	(4)

Total Stockholder’s Deficit	(1,455,987)	(1,109,458)	(1,031,871)

Total Liabilities and Stockholders’ Deficit	$2,594,200	$2,478,082	$2,479,187

See Notes to Condensed Consolidated Financial Statements.

BURLINGTON HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(All amounts in thousands, except per share data)

	Three Months Ended
	May 4, 2013	April 28, 2012
REVENUES:
Net Sales	$1,065,013	$982,422
Other Revenue	7,976	7,534

Total Revenue	1,072,989	989,956
COSTS AND EXPENSES:
Cost of Sales	667,653	619,885
Selling and Administrative Expenses	327,704	307,137
Costs Related to Debt Amendments	8,855	—
Restructuring and Separation Costs (Note 4)	1,625	1,478
Depreciation and Amortization	43,992	39,925
Impairment Charges—Long-Lived Assets	51	13
Other Income, Net	(2,548)	(2,304)
Interest Expense (Inclusive of Gain (Loss) on Interest Rate Cap Agreements)	34,304	29,479

Total Costs and Expenses	1,081,636	995,613
Loss Before Income Tax Benefit	(8,647)	(5,657)
Income Tax Benefit	(3,084)	(1,717)

Net Loss	$(5,563)	$(3,940)

Total Comprehensive Loss	$(5,563)	$(3,940)

Class L Preference Amount	$(40,972)	$(34,189)

Net Loss Attributable to Class A Stockholders	$(46,535)	$(38,129)

Allocation of Net Income (Loss) to Common Stockholders—Basic:
Class L Stockholders	$40,972	$34,189

Class A Stockholders	$(46,535)	$(38,129)

Net Income (Loss) Per Share—Basic:
Class L Stockholders	$7.91	$6.73

Class A Stockholders	$(1.00)	$(0.83)

Allocation of Net Income (Loss) to Common Stockholders—Diluted:
Class L Stockholders	$40,972	$34,189

Class A Stockholders	$(46,990)	$(39,400)

Net Income (Loss) Per Share—Diluted:
Class L Stockholders	$7.91	$6.73

Class A Stockholders	$(1.01)	$(0.86)

Weighted Average Number of Shares—Basic and Diluted
Class L Stockholders	5,179	5,078

Class A Stockholders	46,607	45,705

Pro Forma Net Income (Loss) Per Share—Basic
Common Stock
Pro Forma Net Income (Loss) Per Share—Diluted
Common Stock
Pro Forma Weighted Average Shares Outstanding:
Basic
Diluted

See Notes to Condensed Consolidated Financial Statements.

BURLINGTON HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(All amounts in thousands)

	Three Months Ended
	May 4, 2013	April 28, 2012
OPERATING ACTIVITIES
Net Loss	$(5,563)	$(3,940)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Depreciation and Amortization	43,992	39,925
Impairment Charges—Long-Lived Assets	51	13
Amortization of Debt Issuance Costs	2,043	1,464
Accretion of Senior Notes	795	415
Interest Rate Cap Agreement—Adjustment to Market	60	(132)
Provision for Losses on Accounts Receivable	34	20
Deferred Income Tax Benefit	(5,376)	(5,446)
Loss on Retirement of Fixed Assets	(39)	139
Excess Tax Benefit from Stock-Based Compensation	(64)	(402)
Non-Cash Stock-Based Compensation Expense	510	791
Non-Cash Rent Expense	(3,285)	(3,019)
Changes in Assets and Liabilities:
Accounts Receivable	(6,508)	(7,609)
Merchandise Inventories	(47,029)	21,319
Prepaid and Other Current Assets	(7,835)	(264)
Accounts Payable	130,254	194,837
Other Current Liabilities and Income Tax Payable	(14,702)	3,001
Deferred Rent Incentives	7,386	11,967
Other Long Term Assets and Long Term Liabilities	979	(8,323)

Net Cash Provided by Operating Activities	95,703	244,756
INVESTING ACTIVITIES
Cash Paid for Property and Equipment	(29,764)	(28,137)
Proceeds (Expenses) From Sale of Property and Equipment and Assets Held for Sale	114	(119)
Lease Acquisition Costs	—	(86)

Net Cash Used in Investing Activities	(29,650)	(28,342)
FINANCING ACTIVITIES
Proceeds from Long Term Debt—ABL Line of Credit	155,000	55,200
Principal Payments on Long Term Debt—ABL Line of Credit	(155,000)	(245,200)
Principal Payments on Long Term Debt—Term Loan	—	(6,955)
Proceeds from Long Term Debt—Senior Notes	343,000	—
Payment of Dividends	(336,000)	(1,686)
Repurchase of Treasury Stock	(7)	—
Repayment of Capital Lease Obligations	(253)	(164)
Stock Option Exercise and Related Tax Benefits	71	394
Debt Issuance Costs	(13,528)	(13)

Net Cash Used in Financing Activities	(6,717)	(198,424)
Increase in Cash and Cash Equivalents	59,336	17,990
Cash and Cash Equivalents at Beginning of Period	43,336	35,664

Cash and Cash Equivalents at End of Period	$102,672	$53,654

Supplemental Disclosure of Cash Flow Information
Interest Paid	$35,797	$39,144

Net Income Tax Payments	$1,150	$21

Accretion of Class L Preferred Return	$39,120	$33,138

Non-Cash Investing Activities:
Accrued Purchases of Property and Equipment	$10,427	$8,268
Acquisition of Capital Lease	$1,538	$—

See Notes to Condensed Consolidated Financial Statements.

BURLINGTON HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

May 4, 2013

(Unaudited)

1. Summary of Significant Accounting Policies

Basis of Presentation

As of May 4, 2013, Burlington Holdings, Inc. and its subsidiaries (the Company or Holdings), a Deleware Corporation, through its indirect subsidiary Burlington Coat Factory Warehouse Corporation (BCFWC), operated 503 retail stores, inclusive of the internet store

These unaudited Condensed Consolidated Financial Statements include the accounts of Burlington Holdings, Inc. and its subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. The Condensed Consolidated Financial Statements are unaudited, but in the opinion of management reflect all adjustments (which are of a normal and recurring nature) necessary for the fair presentation of the results of operations for the interim periods presented. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) have been condensed or omitted. It is suggested that these Condensed Consolidated Financial Statements be read in conjunction with the February 2, 2013 (Fiscal 2012) consolidated financial statements and notes thereto. The balance sheet at February 2, 2013 presented herein has been derived from the audited Consolidated Financial Statements. Because the Company’s business is seasonal in nature, the operating results for the three month period ended May 4, 2013 are not necessarily indicative of results for the fiscal year ending February 1, 2014 (Fiscal 2013).

Accounting policies followed by the Company are described in Note 1 to the audited Consolidated Financial Statements.

On February 28, 2013, the FASB issued Account Standards Update No. 2013-04, “Joint and Several Obligations,” (ASU 2013-04). In accordance with ASU 2013-04, an entity is required to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. Required disclosures include a description of the joint and several arrangement and the total outstanding amount of the obligation for all joint parties. ASU 2013-04 is effective for all annual and interim periods in fiscal years beginning after December 15, 2013. However, early adoption is permitted. The Company has elected not to early adopt in the current fiscal year and does not expect ASU 2013-04, once adopted, to have a material impact on the Company’s financial position or results of operations.

There were no other new accounting standards that had a material impact on the Company’s Condensed Consolidated Financial Statements during the three month period ended May 4, 2013 and there were no new accounting standards or pronouncements that were issued but not yet effective as of May 4, 2013 that the Company expects to have a material impact on its consolidated financial position or results of operations upon becoming effective.

2. Stockholders’ Deficit

Activity for the three month periods ended May 4, 2013 and April 28, 2012 in the Company’s stockholders’ deficit are summarized below:

	(in thousands)
	Common Stock Series A		Additional Paid-in Capital		Accumulated Deficit	Treasury Stock Series A		Total
	Shares	Amount				Shares	Amount

Balance at February 2, 2013	47,089,062	$47	$		$(1,109,501)	(437,508)	$(4)	$(1,109,458)
Net Loss	—	—		—	(5,563)	—	—	(5,563)
Accretion of Class L Preferred Return	—	—		(554)	(38,566)	—	—	(39,120)
Stock Options Exercised and Excess Tax Benefits	—	—		64	—	—	—	64
Issuance of Restricted Shares and Stock Option Compensation	—	—		490	—	—	—	490
Repurchase of Restricted Stock	—	—			—	—	—	—
Dividend	—	—		—	(302,400)	—	—	(302,400)

Balance at May 4, 2013	47,089,062	$47		$—	$(1,456,030)	(437,508)	$(4)	$(1,455,987)

Balance at January 28, 2012	46,378,602	$46	$		$(995,932)	(436,509)	$(4)	$(995,890)
Net Loss	—	—		—	(3,940)	—	—	(3,940)
Accretion of Class L Preferred Return	—	—		(760)	(32,378)	—	—	(33,138)
Stock Options Exercised and Excess Tax Benefits	2,106	—		394	—	—	—	394
Issuance of Restricted Shares and Stock Option Compensation	—	—		366	—	—	—	366
Repurchase of Restricted Stock	—	—		—	—	(999)	—	—
Other	—	—		—	337	—	—	337

Balance at April 28, 2012	46,380,708	$46		$—	$(1,031,913)	(437,508)	$(4)	$(1,031,871)

3. Long Term Debt

Long term debt consists of:

	(in thousands)
	May 4, 2013	February 2, 2013	April 28, 2012
$1,000,000 Senior Secured Term Loan Facility, LIBOR (with a floor of 1.3%) plus 4.3%, matures on February 23, 2017	$863,572	$863,084	$942,583
$450,000 Senior Notes, 10%, due at maturity on February 15, 2019, semi-annual interest payments on August 15 and February 15, from August 15, 2013 to February 15, 2019	450,000	450,000	450,000
$350,000 Senior Notes, 9% / 9.75% , due at maturity on February 15, 2018, semi-annual interest payments on February 15 and August 15, from August 15, 2013 to February 15, 2018	343,306	—	—
Capital Lease Obligations	24,517	23,232	23,837

Total debt	1,681,395	1,336,316	1,416,420
Less: current maturities	(9,737)	(784)	(10,236)

Long-term debt, net of current maturities	$1,671,658	$1,335,532	$1,406,184

$1 Billion Senior Secured Term Loan Facility (Term Loan Facility)

On February 15, 2013 the Company entered into the Second Amendment to the Senior Secured Term Loan Facility. The Second Amendment creates a restricted payments basket of $25 million of BCFWC and permits BCFWC to use the “available amount” to make restricted payments (which basket includes retained excess cash flow, in an amount not to exceed 50% of BCFWC’s consolidated net income (as defined in the existing senior notes) since the second quarter of Fiscal 2011), in each case so long as certain conditions are satisfied. In connection with this amendment, the Company incurred a $1.5 million amendment fee that was capitalized and included in the line item “Other Assets” on the Company’s Consolidated Balance Sheet. Additionally, the Company incurred $8.9 million of additional fees, inclusive of an $8.6 million fee payable to Bain Capital, for various consulting and advisory services. These fees were included in the line item “Costs Related to Debt Amendment” on the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended May 4, 2013.

The Term Loan Credit Agreement contains financial, affirmative and negative covenants and requires that the Company, exclusive of subsidiaries, among other things, maintain on the last day of each fiscal quarter a consolidated leverage ratio not to exceed a maximum amount and maintain a consolidated interest coverage ratio of at least a certain amount. The consolidated leverage ratio compares our total debt to Covenant EBITDA (as defined in the Term Loan Credit Agreement) for the trailing twelve months, and such ratios may not exceed 6.25 to 1 through November 2, 2013; 5.50 to 1 through November 1, 2014; 5.00 to 1 through October 31, 2015; and 4.75 to 1 at January 30, 2016 and thereafter. The consolidated interest coverage ratio compares our consolidated interest expense to Covenant EBITDA for the trailing twelve months, and such ratios must exceed 1.85 to 1 through November 2, 2013; 2.00 to 1 through October 31, 2015; and 2.10 to 1 at January 30, 2016 and thereafter. The consolidated leverage ratio and interest coverage ratio for the three months ended May 4, 2013 were 3.7 and 3.5, respectively.

Covenant EBITDA is a non-GAAP financial measure of our liquidity. Covenant EBITDA starts with consolidated net income/loss for the period and adds back (i) depreciation, amortization, impairments and other non-cash charges that were deducted in arriving at consolidated net income/loss, (ii) the provision/benefit for taxes, (iii) interest expense, (iv) advisory fees, and (v) unusual, non-recurring or extraordinary expenses, losses or charges as reasonably approved by the administrative agent for such period. Covenant EBITDA is used to calculate the consolidated leverage ratio.

The interest rates for the Term Loan Facility are based on: (i) for LIBO rate loans for any interest period, at a rate per annum equal to (a) the greater of (x) the LIBO rate, as determined by the Term Loan Facility Administrative Agent, for such interest period multiplied by the Statutory Reserve Rate (as defined in the Term Loan Credit Agreement) and (y) 1.25% (the Term Loan Adjusted LIBO Rate), plus an applicable margin; and (ii) for prime rate loans, a rate per annum equal to the highest of (a) the variable annual rate of interest then announced by JPMorgan Chase Bank, N.A. at its head office as its “prime rate,” (b) the federal funds rate in effect on such date plus 0.50% per annum, and (c) the Term Loan Adjusted LIBO Rate for the applicable class of term loans for one-month plus 1.00%, plus, in each case, an applicable margin. The interest rate on the Term Loan Facility was 5.5% as of May 4, 2013.

$350 million Senior Notes

On February 20, 2013, the Company, through its wholly owned subsidiary Burlington Holdings LLC, (Holdings LLC), and Holdings LLC subsidiary, Burlington Holdings Finance, Inc completed the offering of $350 million aggregate principal amount of Senior Notes due 2018 (2018 Notes) at an issue price of 98.00%. The 2018 Notes are senior unsecured obligations of Holdings LLC and Burlington Holdings Finance, Inc. and are not guaranteed by any of the subsidiaries of the Company.

Interest is payable on the Senior Notes on each February 15 and August 15, commencing August 15, 2013. The first interest payment on the 2018 Notes will be payable in cash. For each interest period thereafter, the

Company will be required to pay interest on the 2018 Notes entirely in cash, unless certain conditions are satisfied, in which case the Issuers will be entitled to pay, to the extent described in the indenture governing the 2018 Notes, interest on the 2018 Notes by increasing the principal amount of the 2018 Notes or by issuing new notes (such increase being referred to herein as PIK interest). Cash interest on the 2018 Notes accrues at the rate of 9.00% per annum. PIK interest on the 2018 Notes will accrue at the rate of 9.75% per annum.

Net proceeds from the offering of the 2018 Notes were used to pay a special cash dividend of $336.0 million, in the aggregate, to the Class L and Class A common stockholders.

ABL Line of Credit

At May 4, 2013, the Company had $484.8 million available under the ABL Line of Credit and no outstanding borrowings. The maximum borrowings under the facility during the three month period ended May 4, 2013 amounted to $125.0 million. Average borrowings during the three month period ended May 4, 2013 amounted to $24.5 million, at an average interest rate of 2.0%. There was no outstanding balance under the ABL Line of Credit at February 2, 2013.

At April 28, 2012, the Company had $472.4 million available under the ABL Line of Credit and no outstanding borrowings. The maximum borrowings under the facility during the three month period ended April 28, 2012 amounted to $213.7 million. Average borrowings during the three month period ended April 28, 2012 amounted to $80.8 million at average interest rates of 2.2%.

The ABL Line of Credit is collateralized by a first lien on the Company’s inventory and receivables and a second lien on the Company’s real estate and property and equipment. The Term Loan Facility is collateralized by a first lien on the Company’s real estate, favorable leases, and machinery and equipment and a second lien on the Company’s inventory and receivables.

As of May 4, 2013, the Company was in compliance with all of its debt covenants. The agreements regarding the ABL Line of Credit and the Term Loan Facility, as well as the indenture governing the Notes, contain covenants that, among other things, limit the Company’s ability, and the ability of the Company’s restricted subsidiaries, to pay dividends on, redeem or repurchase common stock; make investments; incur additional indebtedness or issue preferred stock; create liens; permit dividends or other restricted payments by the Company’s subsidiaries; sell all or substantially all of the Company’s assets or consolidate or merge with or into other companies; and engage in transactions with affiliates.

The Company had $36.4 million, $24.9 million and $30.1 million in deferred financing fees, net of accumulated amortization, as of May 4, 2013, February 2, 2013 and April 28, 2012, respectively, related to its debt instruments recorded in the line item “Other Assets” on the Company’s Condensed Consolidated Balance Sheets. The Company incurred new deferred financing fees of $13.5 million as a result of the issuance of the 2018 Notes and the Second Amendment, both as discussed above. Amortization of deferred financing fees amounted to $2.0 million and $1.5 million for the three month periods ended May 4, 2013 and April 28, 2012, respectively, and is included in the line item “Interest Expense” in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss.

4. Restructuring and Separation

The Company accounts for restructuring and separation costs in accordance with ASC Topic No. 420, “Exit or Disposal Cost Obligations” (Topic No. 420). In an effort to improve workflow efficiencies and realign certain responsibilities, the Company effected a reorganization of certain positions within its field and corporate locations. During the three months ended May 4, 2013, severance charges were $1.6 million and were recorded in the line item “Restructuring and Separation Costs” in the Company’s Condensed Consolidated Statement of Operations and Comprehensive Loss.

In comparison, severance charges for the three months ended April 28, 2012 were $1.5 million. Severance charges for the three months ended April 28, 2012 were also the result of the Company’s efforts to improve workflow efficiencies and realign certain responsibilities, which effected the reorganization of certain positions within its stores and corporate locations.

The table below summarizes the charges and payments related to the Company’s restructuring and separation costs, which are included in the line items “Other Current Liabilities” in the Company’s Condensed Consolidated Balance Sheets as of May 4, 2013 and April 28, 2012:

	(in thousands)
	February 2, 2013	Charges	Cash Payments	May 4, 2013
Severance—Restructuring	$—	$758	$(127)	$631
Severance—Separation Cost	597	867	(420)	1,044

Total	$597	$1,625	$(547)	$1,675

	(in thousands)
	January 28, 2012	Charges	Cash Payments	April 28, 2012
Severance—Restructuring	$—	$400	$(216)	$184
Severance—Separation Cost	979	1,078	(718)	1,339

Total	$979	$1,478	$(934)	$1,523

5. Fair Value Measurements

The Company accounts for fair value measurements in accordance with ASC Topic No. 820, “Fair Value Measurements and Disclosures,” (Topic No. 820) which defines fair value, establishes a framework for measurement and expands disclosure about fair value measurements. Topic No. 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price), and classifies the inputs used to measure fair value into the following hierarchy:

Level 1:	Quoted prices for identical assets or liabilities in active markets.

Level 2:	Quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:	Pricing inputs that are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities.

The inputs into the determination of fair value require significant management judgment or estimation.

Financial Assets

The Company’s financial assets as of May 4, 2013 included cash equivalents, interest rate cap agreements and a note receivable. The Company’s financial liabilities are discussed below. The carrying value of cash equivalents approximates fair value due to its short-term nature. The fair values of the interest rate cap agreements are determined using quotes that are based on models whose inputs are observable LIBOR forward interest rate curves. To comply with the provisions of Topic No. 820, the Company incorporates credit valuation adjustments to appropriately reflect both the Company’s non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of the Company’s interest rate cap agreements for the effect of non-performance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. As a result, the Company has determined that the inputs used to value this investment fall within Level 2 of the fair value hierarchy.

Although the Company has determined that the majority of the inputs used to value its interest rate cap agreements fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company’s interest rate cap agreements utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default. As of May 4, 2013, the Company recorded credit valuation adjustments of $0.1 million to the overall valuation of the Company’s interest rate cap agreements. The credit valuation adjustment is not considered significant to the valuation of each of the individual interest rate cap agreements and as a result, the Company has determined that its interest rate cap agreement valuations in their entirety are classified as Level 2 within the fair value hierarchy.

The fair value of the note receivable is based on a discounted cash flow analysis whose inputs are unobservable, and therefore it falls within Level 3 of the fair value hierarchy.

The fair values of the Company’s financial assets and the hierarchy of the level of inputs are summarized below:

	(in thousands)
	Fair Value Measurements at
	May 4, 2013	February 2, 2013	April 28, 2012
Assets:
Level 1
Cash equivalents (including restricted cash)	$34,985	$34,972	$34,932
Level 2
Interest rate cap agreements(a)	$9	$69	$246
Level 3
Note Receivable(b)	$385	$385	$758

(a)	Included in “Other Assets” within the Company’s Condensed Consolidated Balance Sheets (refer to Note 6 of the Company’s Condensed Consolidated Financial Statements, entitled “Derivatives and Hedging Activities,” for further discussion regarding the Company’s interest rate cap agreements).
(b)	Included in “Prepaid and Other Current Assets” and “Other Assets” on the Company’s Condensed Consolidated Balance Sheets. The change in fair value of the Company’s Level 3 note receivable from April 28, 2012 to May 4, 2013 is related to the Company receiving a partial payment in the amount of $0.5 million.

Financial Liabilities

The fair value of the Company’s Class L Common Stock is discussed in Note 8 to these Condensed Consolidated Financial Statements entitled “Class A and Class L Common Stock and Income (Loss) Per Share.” The fair value of the Company’s debt as of May 4, 2013, February 2, 2013 and April 28, 2012 is noted in the table below:

	(in thousands)
	May 4, 2013		February 2, 2013		April 28, 2012
	Carrying Amount (b)	Fair Value (b)	Carrying Amount (b)	Fair Value (b)	Carrying Amount (b)	Fair Value (b)
$1,000,000 Senior Secured Term Loan Facility, LIBOR (with a floor of 1.3%) plus 4.3%, matures on February 23, 2017	$863,572	$876,526	$863,084	$874,232	$942,583	$951,208
$450,000 Senior Notes, 10% due at maturity on February 15, 2019, semi-annual interest payments on August 15 and February 15, from August 15, 2013 to February 15, 2019	450,000	504,563	450,000	489,938	450,000	479,813
$350,000 Senior Notes, 9% / 9.75% , due at maturity on February 15, 2018, semi-annual interest payments on February 15 and August 15, from August 15, 2013 to February 15, 2018	343,306	357,038	—	—	—	—

Total debt	$1,656,878	$1,738,127	$1,313,084	$1,364,170	$1,392,583	$1,431,021

(a)	The carrying value of the ABL Line of Credit approximates its fair value due to its short term nature (borrowings are typically done in increments of 30 days or less) and its variable interest rate.
(b)	Capital lease obligations are excluded from the table above.

As of May 4, 2013, the fair value of the Company’s debt, exclusive of capital leases, was $1,738.1 million compared to the carrying value of $1,656.9 million. The fair values presented herein are based on pertinent information available to management as of the respective period end dates. The estimated fair values of the Company’s debt are classified as Level 2 in the fair value hierarchy. Although management is not aware of any factors that could significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these Condensed Consolidated Financial Statements since May 4, 2013, and current estimates of fair value may differ from amounts presented herein.

6. Derivative Instruments and Hedging Activities

As of May 4, 2013, February 2, 2013 and April 28, 2012, the Company was party to two outstanding interest rate cap agreements to manage the interest rate risk associated with future interest payments on variable-rate debt.

The Company accounts for derivatives and hedging activities in accordance with ASC Topic No. 815 “Derivatives and Hedging” (Topic No. 815). The Company is exposed to certain risks relating to its ongoing business operations, including market risks relating to fluctuations in interest rates. The Company’s senior secured credit facilities contain floating rate obligations and are subject to interest rate fluctuations. The

Company uses interest rate cap agreements, which are designated as economic hedges, to manage interest rate risk associated with the Company’s variable-rate borrowings and to minimize the negative impact of interest rate fluctuations on its earnings and cash flows, thus reducing the Company’s exposure to variability in expected future cash flows attributable to the changes in LIBOR rates.

Topic No. 815 requires recognition of all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Interest rate cap agreements are recorded at a fair value and adjusted to market on a quarterly basis. Gains or losses associated with the interest rate cap agreements are recorded in the line item “Interest Expense” on the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss and in the line item “Interest Rate Cap Contract – Adjustment to Market” on the Company’s Condensed Consolidated Statements of Cash Flows. The Company’s two interest rate cap agreements each have a notional principal amount of $450 million, a cap rate of 7.0% and terminate on May 31, 2015.

(in thousands)
Fair Values of Derivative Instruments
Asset Derivatives
	May 4, 2013		February 2, 2013		April 28, 2012
Derivatives Not Designated as Hedging Instruments Under Topic No. 815	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest Rate Cap Agreements	Other Assets	$9	Other Assets	$69	Other Assets	$246

Liability Derivatives
	May 4, 2013		February 2, 2013		April 28, 2012
Derivatives Not Designated as Hedging Instruments Under Topic No. 815	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest Rate Cap Agreements	Other Liabilities	$—	Other Liabilities	$—	Other Liabilities	$—

(Gain) or Loss on Derivative Instruments
Derivatives Not Designated as Hedging Instruments Under Topic No. 815	Location of (Gain) Loss Recognized in Income on Derivatives		Amount of (Gain) Loss Recognized in Income on Derivatives
Three Months Ended
			May 4, 2013		April 28, 2012
Interest Rate Cap Agreements	Interest Expense		$ 60		$(132)

7. Income Taxes

	May 4, 2013	February 2, 2013	April 28, 2012
Current Deferred Tax Asset	$9,337	$6,133	$23,317
Non-Current Deferred Tax Liability	251,167	253,339	271,690

Net Deferred Tax Liability	$241,830	$247,206	$248,373

Current deferred tax assets consisted primarily of certain operating costs and inventory related costs not currently deductible for tax purposes. Non-current deferred tax liabilities primarily related to rent expense, intangible assets, and depreciation expense where the Company has a future obligation for tax purposes.

In accordance with ASC Topic No. 270, Interim Reporting (Topic No. 270) and ASC Topic No. 740, Income Taxes (Topic No. 740), at the end of each interim period the Company is required to determine the best estimate of its annual effective tax rate and then apply that rate in providing for income taxes on a current year-to-date (interim period) basis. As of May 4, 2013, the Company’s best estimate of its annual effective income tax rate was 37.8% (before discrete items). For the quarter ending April 28, 2012, the Company’s best estimate of its annual effective income tax rate was 41.8% (before discrete items).

As of both May 4, 2013 and February 2, 2013, valuation allowances amounted to $5.8 million, and $6.1 million at April 28, 2012, primarily related to state tax net operating losses. The Company believes that it is more likely than not that a portion of the benefit of the state tax net operating losses will not be realized. The state net operating losses have been generated in a number of taxing jurisdictions and are subject to various expiration periods ranging from five to twenty years beginning with Fiscal 2012.

In addition, management also determined that a full valuation allowance of $2.2 million and $2.0 million was required against the tax benefit associated with Puerto Rico deferred tax assets as of both May 4, 2013 and February 2, 2013, respectively.

8. Class A and Class L Common Stock and Income (Loss) Per Share

Common Stock

The Company’s charter authorized the Company to issue 57,443,560 shares of common stock consisting of:

(a)	51,674,204 shares of Class A common stock, par value $0.001 per share (Class A Common Stock); and

(b)	5,769,356 shares of Class L common stock, par value $0.001 per share (Class L Common Stock).

Class L Common Stock is legally designated as common stock, but is entitled to a priority return preference equal to the sum of (i) $81 per share base amount plus (ii) an amount sufficient to generate an internal rate of return equal to 14.5% per annum (compounded quarterly).

After payment of all preferential rights attributable to the Class L Common Stock, each share of the Class A Common Stock and Class L Common Stock will participate ratably in all distributions by the Company to the holders of its common stock. All holders of Class L and Class A Common Stock shall be entitled to one vote per share on all matters to be voted on by the Company’s stockholders.

Class L Common Stock has a Mandatory Conversion to Class A Common Stock in the event of an Initial Public Offering (IPO) or Realization Event, as determined by the Board of Directors of the Company. Each outstanding share of Class L Common Stock is convertible into a number of shares of Class A Common Stock equal to one plus a number of additional shares of Class A Common Stock determined by dividing the accreted preference (which is equal to the Class L base amount of $81 per share plus an amount sufficient to generate an internal rate of return of 14.5% per annum on the Class L Common Stock base amount) by the applicable per share price (as defined in the Company’s charter). The Class L shares, as a hybrid instrument, are classified as temporary equity within the Company’s Consolidated Balance Sheets pursuant to ASC 480, Distinguishing Liabilities from Equity.

Upon liquidation of the Company, the Class A and Class L stockholders will be paid in the following order of priority:

1.	The holders of Class L Common Stock, as a single and separate class, are entitled to receive all liquidation distributions until each share has been paid an amount equal to Class L Base Amount of $81 per share.

2.	After all holders of Class L Common have received their distributions, any additional distributions will be made to each holder of both Class A and Class L Common Stock as a single class pro-rata based on the number of outstanding shares of Class A and Class L Common Stock, provided that, for purposes of the distribution in this paragraph 2, each share of Class L Common Stock will be deemed to be converted into a number of Class A shares equal to the Class L Conversion Constant, as determined by the Board of Directors of the Company.

Treasury Stock

The Company accounts for treasury stock under the cost method.

The Company had no repurchases of treasury stock during the three months ended May 4, 2013. In comparison, during the three months ended April 28, 2012, the Company repurchased 111 shares of Class L Common Stock and 999 shares of Class A Common Stock that were originally sold or granted to employees of the Company. The purchase prices were equal to the fair market value of the shares on the respective dates.

Dividend

During the first quarter of Fiscal 2011, the Company declared a cash dividend of $300.0 million in the aggregate to the equity holders of the Company on a pro rata basis. Of the $300.0 million, $0.4 million was forfeited and reverted back to the Company as a result of certain members of management forfeiting their shares before they become fully vested.

During the first quarter of Fiscal 2013, the Board of Directors declared an aggregate dividend in the amount of $336.0 million, payable on that date in accordance with the Company’s charter to the holders of the Company’s common stock as of that date.

Net Income (Loss) Per Share

As the Company has both Class L and Class A Common Stock outstanding and Class L has a cumulative preference with respect to certain distributions, as defined, net income (loss) per share is calculated using the two-class method, which requires the allocation of income to each class of common stock.

The numerator in calculating Class L basic and diluted income per share is the Class L preference amount, as defined above, for all outstanding L Shares, accrued at 14.5% per annum during the year presented plus, if positive, a pro rata share of an amount equal to consolidated net income less the Class L preference amount.

The numerator in calculating Class A basic loss per share is an amount equal to consolidated net loss less the Class L preference amount. In determining the net loss attributable to Class A stockholders for computing diluted loss per share, the Company increased the loss to reflect the annual preference amount for dilutive Class L common stock equivalents. This amount does not impact Class L diluted income per share because diluted earnings per share would be increased when taking the dilutive common stock equivalents into account, and thus be antidilutive.

The following table sets for the computation of basic and diluted net (loss) income per share of Class A and Class L Common Stock:

	(in thousands, except per share data)
	Three Months Ended
	May 4, 2013	April 28, 2012
Net Income (Loss)	$(5,563)	$(3,940)
Class L Preference Amount	(40,972)	(34,189)

Net Loss Attributable to Class A Stockholders	$(46,535)	$(38,129)

Allocation of Net Income (Loss) to Common Stockholders—Basic:
Class L Stockholders	$40,972	$34,189

Class A Stockholders	$(46,535)	$(38,129)

Net Income (Loss) Per Share—Basic:
Class L Stockholders	$7.91	$6.73

Class A Stockholders	$(1.00)	$(0.83)

Allocation of Net Loss to Class A Stockholders—Diluted:
Net Loss Attributable to Class A Stockholders	$(46,535)	$(38,129)
Class L Preference Amount of Common Stock Equivalents	(455)	(1,271)

Allocation of Net Loss to Class A Stockholders	$(46,990)	$(39,400)

Net Income (Loss) Per Share—Diluted:
Class L Stockholders	$7.91	$6.73

Class A Stockholders	$(1.01)	$(0.86)

Weighted Average Number of Shares—Basic and Diluted
Class L Stockholders	5,179	5,078

Class A Stockholders	46,607	45,705

The Company determines the Class L Preference Amount of Common Stock Equivalents based upon the Class L diluted common stock equivalents multiplied by (i) $81 per share base amount plus (ii) the annual impact of the amount sufficient to generate an internal rate of return equal to 14.5% per annum (compounded quarterly).

As of May 4, 2013 and April 28, 2012, there were unvested options outstanding to purchase Class L Common Stock of 216,726 shares and 254,502 shares, respectively, and there were unvested options outstanding to purchase Class A Common Stock of 1,950,534 shares and 2,290,518 shares, respectively. All of which may be dilutive in the future.

As of May 4, 2013 and April 28, 2012, there were non-vested restricted stock units of Class L Common Stock of 5,000 shares and 420 shares, respectively, and there were non-vested restricted stock units of Class A Common Stock of 45,000 shares and 3,780 shares, respectively. All of which may be dilutive in the future.

Changes in Class L Common Stock

The changes in Class L Common Stock were as follows:

	(in thousands, except shares)
	Three Months Ended
	May 4, 2013		April 28, 2012
	Shares	Amount	Shares	Amount
Class L Common Stock, beginning of year	5,183,506	$1,029,189	5,104,677	$884,945
Issuance of Class L Common Stock	—	—	234	7
Issuance/Forfeiture of Restricted Shares and Compensation	—	20	—	424
Repurchase of Class L Common Stock	—	—	(111)	(7)
Dividend	—	(33,600)	—	—
Other	—	—	—	37
Accretion of Class L preferred return	—	39,120	—	33,138

	5,183,506	$1,034,729	5,104,800	$918,544

Accretion of Class L Preferred Return is determined based upon the outstanding shares owned by the Company’s majority stockholder multiplied by (i) $81 per share base amount plus (ii) an amount sufficient to generate an internal rate of return equal to 14.5% per annum (compounded quarterly).

The Company accounts for the fair value measurement of its Class L Common Stock in accordance with ASC Topic No. 820, as described in Note 5 to these Condensed Consolidated Financial Statements entitled “Fair Value Measurements.” The inputs into the determination of fair value require significant management judgment or estimation. The fair value of the Company’s Class L Common Stock falls into Level 2 of the fair value hierarchy as it is a model-derived valuation whose inputs are observable. As of May 4, 2013 and April 28, 2012, the fair value of the Company’s outstanding Class L Common Stock was $180.5 million and $312.0 million, respectively. The decrease in the fair value of the Company’s Class L Common Stock was driven by a dividend payment of $336.0 million in February 2013 which reduced the Company’s enterprise value, resulting in a lower fair value of the Company’s Class L Common Stock.

9. Stock Option and Award Plans and Stock-Based Compensation

On May 1, 2013, the Company’s Board of Directors approved the Company’s assumption and adoption of the 2006 Management Incentive Plan (the Plan) that was previously sponsored by Burlington Coat Factory Holdings, LLC. The Plan provides for the granting of service-based and performance-based stock options, restricted stock and other forms of awards to key employees and directors of the Company or its affiliates. Grants made pursuant to the Plan are comprised of units of the Company’s common stock. Each “unit” consists of nine shares of Class A Common Stock and one share of Class L Common Stock. The shares comprising a unit are in the same proportion as the shares of Class A and Class L Common Stock held by all stockholders of the Company. Options granted pursuant to the Plan are exercisable only for whole units and cannot be separately exercised for the individual classes of the Company’s common stock. As of May 4, 2013, there were 730,478 units reserved under the Plan consisting of 6,574,302 shares of Class A Common Stock and 730,478 shares of Class L Common Stock.

Non-cash stock compensation expense for the three months ended May 4, 2013 amounted to $0.5 million. In comparison, non-cash stock compensation expense for the three months ended April 28, 2012 amounted to $0.8 million. The table below summarizes the types of stock compensation:

	(in thousands)
	Three Months Ended
	May 4, 2013	April 28, 2012
Type of Non-Cash Stock Compensation
Stock Option Compensation	$490	$367
Restricted Stock Compensation	20	424

Total	$510	$791

Stock Options

There were no options granted during the three month period ended May 4, 2013. Options granted during the three months ended April 28, 2012 were all service-based awards and were granted at exercise prices of $50 per unit and $120 per unit.

All of the service-based awards granted during the three month period ended April 28, 2012 vest 40% on the second anniversary of the award with the remaining amount vesting ratably over the subsequent three years. The final exercise date for any option granted is the tenth anniversary of the grant date.

All options awarded pursuant to the Plan become exercisable upon a change of control. Unless determined otherwise by the plan administrator and except as otherwise set forth in the option holders’ option agreement, upon cessation of employment, (1) options that have not vested will terminate immediately; (2) units previously issued upon the exercise of vested options will be callable at the Company’s option; and (3) unexercised vested options will be exercisable for a period of 60 days.

As of May 4, 2013, the Company had 409,063 options outstanding to purchase units, all of which are service-based awards. The Company accounts for awards issued under the Plan in accordance with ASC Topic No. 718, “Stock Compensation.” For the three months ended May 4, 2013, the Company recognized non-cash stock option compensation expense of $0.5 million ($0.4 million after tax), net of less than $0.1 million of forfeiture adjustments. These forfeiture adjustments were the result of actual forfeitures being higher than initially estimated. For the three months ended April 28, 2012, the Company recognized non-cash stock option compensation expense of $0.6 million before the adjustments for forfeitures of $0.2 million, which resulted in $0.4 million of expense for the quarter. These forfeiture adjustments were the result of actual forfeitures being higher than initially estimated.

As of May 4, 2013 there was approximately $2.4 million of unearned non-cash stock-based option compensation that the Company expected to recognize as expense over the next 4.7 years. The service-based awards are expensed on a straight-line basis over the requisite service period of five years.

Stock option transactions during the three month period ended May 4, 2013 are summarized as follows:

	Number of Units	Weighted Average Exercise Price Per Unit
Options Outstanding February 2, 2013	424,231	$76.56
Options Forfeited	(15,168)	77.51

Options Outstanding May 4, 2013	409,063	$76.82

Non-vested stock option unit transactions during the three months ended May 4, 2013 are summarized below:

	Number of Units	Weighted Average Grant Date Fair Value Per Unit
Non-Vested Options Outstanding, February 2, 2013	255,457	$33.70
Vested	(23,563)	34.07
Forfeited	(15,168)	29.69

Non-Vested Options Outstanding, May 4, 2013	216,726	$33.95

The following table summarizes information about the exercise price and weighted average remaining contractual life of options to purchase units that were outstanding under the Plan as well as options that were exercisable under the Plan as of May 4, 2013:

	Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding At May 4, 2013	Weighted Average Remaining Contractual Life (Years)	Number Exercisable At May 4, 2013	Weighted Average Remaining Contractual Life (Years)
$30.60	161,613	6.0	107,640	5.6
$50.00	47,000	8.3	—	—
$65.00	38,000	9.3	—	—
$120.00	42,500	8.7	—	—
$120.60	105,950	4.8	70,697	4.0
$270.00	14,000	0.2	14,000	0.2

	409,063		192,337

The following table summarizes information about the exercise prices and weighted average remaining contractual life of vested options and options expected to vest during the contractual term:

Exercise Prices	Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
Vested and Expected to Vest as of May 4, 2013
$30.60	135,007	5.9	$30.60
$50.00	37,600	8.3	$50.00
$65.00	30,400	9.3	$65.00
$120.00	34,000	8.7	$120.00
$120.60	93,277	4.6	$120.60
$270.00	14,000	0.2	$270.00

	344,284

The fair value of each option granted is estimated on the date of grant using the Monte Carlo Simulation option pricing model with the following weighted average assumptions used for grants under the Plan during the three months ended April 28, 2012 (No options were granted during the three months ended May 4, 2013):

Three Months Ended April 28, 2012
Risk-Free Interest Rate	1.3%
Expected Volatility	34.1%
Expected Life (years)	6.6
Contractual Life (years)	10
Expected Dividend Yield	0.0%
Weighted Average Grant Date Fair Value of Options Issued at an exercise price of:
$50.00	$53.02
$120.00	$28.86

10. Other Liabilities

Other Current Liabilities

Other current liabilities primarily consist of sales tax payable, customer liabilities, accrued payroll costs, self-insurance reserves, accrued operating expenses, payroll taxes payable, current portion of straight-line rent liability and other miscellaneous items. Customer liabilities comprised of gift cards and layaway deposits totaled $30.3 million, $30.0 million and $29.4 million as of May 4, 2013, February 2, 2013 and April 28, 2012, respectively.

The Company has risk participation agreements with insurance carriers with respect to workers’ compensation, general liability insurance and health insurance. Pursuant to these arrangements, the Company is responsible for paying individual claims up to designated dollar limits. The amounts included in costs related to these claims are estimated and can vary based on changes in assumptions or claims experience included in the associated insurance programs. An increase in worker’s compensation or health insurance claims by employees or general liability claims may result in a corresponding increase in costs related to these claims. Self-insurance reserves were $53.0 million, $52.4 million and $48.9 million, as of May 4, 2013, February 2, 2013 and April 28, 2012, respectively. At May 4, 2013, February 2, 2013 and April 28, 2012, the portion of self-insurance reserve expected to be paid in the next twelve months of $21.6 million, $21.2 million and $18.9 million, respectively, were recorded in the line item “Other Current Liabilities” in the Company’s Condensed Consolidated Balance Sheets. The remaining respective balances of $31.4 million, $31.2 million and $30.0 million were recorded in the line item “Other Liabilities” in the Company’s Condensed Consolidated Balance Sheets.

Other Liabilities

Other liabilities primarily consist of deferred lease incentives, the long term portion of self-insurance reserves, the excess of straight-line rent expense over actual rental payments and tax liabilities associated with the uncertain tax positions recognized by the Company in accordance with Topic No. 740.

Deferred lease incentives are funds received or receivable from landlords used primarily to offset the costs incurred for remodeling of stores. These deferred lease incentives are amortized over the expected lease term including rent holiday periods and option periods where the exercise of the option can be reasonably assured. Amortization of deferred lease incentives is included in the line item “Selling and Administrative Expenses” on the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss. At May 4, 2013 and April 28, 2012, deferred lease incentives were $138.6 million and $129.0 million, respectively.

11. Commitments and Contingencies

Legal

The Company establishes reserves relating to legal claims, in connection with litigation to which the Company is party from time to time in the ordinary course of business. The aggregate amounts of such reserves were $0.9 million as of both May 4, 2013 and February 2, 2013 and $5.5 million as of April 28, 2012. The Company believes that potential liabilities in excess of those recorded will not have a material effect on the Company’s Condensed Consolidated Financial Statements. However, there can be no assurances to this effect.

There have been no significant changes in the Company’s commitments and contingencies from those disclosed in the Fiscal 2012 Consolidated Financial Statements except as noted below:

Lease Agreements

The Company enters into lease agreements during the ordinary course of business in order to secure favorable store locations. As of May 4, 2013, the Company was committed to 16 new lease agreements for locations at which stores are expected to be opened during the remainder of Fiscal 2013. Inclusive of these new leases, the Company’s minimum lease payments for all operating leases are expected to be $164.8 million, $228.8 million, $207.1 million, $191.7 million, $169.5 million and $630.5 million for the remainder of the fiscal year ended February 1, 2014, and the fiscal years ended January 31, 2015, January 30, 2016, January 28, 2017 and February 3, 2018 and all subsequent years thereafter, respectively.

Letters of Credit

The Company had letters of credit arrangements with various banks in the aggregate amount of $44.1 million and $33.6 million as of May 4, 2013 and April 28, 2012, respectively. Based on the terms of the credit agreement related to the ABL Line of Credit, the Company had the ability to enter into letters of credit up to $484.8 million and $472.4 million as of May 4, 2013 and April 28, 2012, respectively. Among these arrangements as of May 4, 2013 and April 28, 2012, the Company had letters of credit in the amount of $31.5 million and $29.1 million, respectively, guaranteeing performance under various insurance contracts and utility agreements. In addition, the Company had outstanding letters of credit agreements in the amounts of $12.6 million and $4.5 million at May 4, 2013 and April 28, 2012, respectively, related to certain merchandising agreements.

The Company had irrevocable letters of credit in the amount of $35.3 million as of February 2, 2013. Based on the terms of the credit agreement relating to the ABL Line of Credit, the Company had the ability to enter into letters of credit up to $422.7 million as of February 2, 2013. Letters of credit outstanding at February 2, 2013 amounted to $26.7 million, guaranteeing performance under various lease agreements, insurance contracts and utility agreements. The Company also had letters of credit in the amount of $8.6 million at February 2, 2013 related to certain merchandising agreements.

12. Related Parties

In connection with the purchase of the Company by Bain Capital in April of 2006, the Company entered into an advisory agreement with Bain Capital (the Advisory Agreement) pursuant to which Bain Capital provides management, consulting, financial and other advisory services. Pursuant to the agreement, Bain Capital is paid a periodic fee of $1.0 million per fiscal quarter plus reimbursement for reasonable out-of-pocket fees, and a fee equal to 1% of the transaction value of certain financing, acquisition, disposition or change of control or similar transaction by or involving the Company. Fees paid to Bain Capital amounted to $1.1 million and $1.0 million for the three months ended May 4, 2013 and April 28, 2012, respectively, and are included in the line item “Selling and Administrative Expenses” in the Company’s Consolidated Statements of Operations and Comprehensive Loss. The Advisory Agreement has a 10-year initial term, and thereafter is subject to automatic one-year extensions unless the Company or Bain Capital provides written notice of termination, except that the agreement terminates automatically upon an initial public offering or a change of control of the Company. If the Advisory Agreement is terminated early, Bain Capital will be entitled to receive all unpaid fees and unreimbursed out-of-pocket fees and expenses, as well as the present value of the periodic fee that would otherwise have been payable through the end of the 10-year term.

As of both May 4, 2013 and April 28, 2012, the Company had $0.7 million of prepaid advisory fees related to the Advisory Agreement recorded within the line item “Prepaid and Other Current Assets” in the Company’s Consolidated Balance Sheets.

Bain Capital, either directly or through affiliates, has ownership interests in a broad range of companies (Portfolio Companies) with whom the Company may from time to time enter into commercial transactions in the ordinary course of business, primarily for the purchase of goods and services. The Company believes that none of the Company’s transactions or arrangements with Portfolio Companies is significant enough to be considered material to Bain Capital or to its business.

The brother-in-law of one of the Company’s Executive Vice Presidents is an independent sales representative of one of the Company’s suppliers of merchandise inventory. This relationship predated the commencement of the Executive Vice President’s employment with the Company. The Company has determined that the dollar amount of purchases through such supplier represents an insignificant amount of its inventory purchases.

On February 14, 2013, the Company, Burlington Coat Factory Holdings, Inc., BCFWC and Bain Capital Partners, LLC entered into an Amended and Restated Advisory Agreement, which amended the Advisory Agreement, dated April 13, 2006, by and among BCFWC, Burlington Coat Factory Holdings, Inc. and Bain Capital Partners, LLC, to add the Company as a party thereto.

13. Subsequent Events

The Company has evaluated whether any events have occurred from May 4, 2013 through June 18, 2013, the date the Condensed Consolidated Financial Statements were available to be issued, that require consideration as adjustments to, or disclosures in, the consolidated financial statements.

The Company has updated this evaluation through June 27, 2013 in connection with a Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission.

There are no significant events that require disclosure in these consolidated financial statements, except as follows:

Term Loan Amendment

On May 17, 2013, the Company entered into the Third Amendment to the Senior Secured Term Loan Facility in order to, among other things, reduce the interest rates applicable to the Company’s Term Loan Facility by 100 basis points (provided that such interest rates shall be further reduced by 25 basis points if the Company’s consolidated secured leverage ratio is less than or equal to 2.25:1) and to reduce the LIBOR floor by 25 basis points. The Third Amendment was accomplished by replacing the outstanding $871.0 million principal amount of term B-1 loans with a like aggregate principal amount of term B-2 loans (the Term B-2 Loans). The Term B-2 Loans have the same maturity date that was applicable to the Term B-1 Loans. The Term Loan Credit Agreement provisions relating to the representations and warranties, covenants and events of default applicable to the Company and the guarantors were not modified by the Amendment.

As a result of this transaction, mandatory quarterly payments of $2.2 million will be payable as of the last day of each quarter beginning with the quarter ended August 3, 2013. These payments have been recorded by the

Company in its Condensed Consolidated Balance Sheet in the line item “Current Maturities of Long Term Debt.” The Company does not believe that this transaction will have a material effect on its consolidated financial statements.

Stock Option Modification

Subsequent to May 4, 2013, the Compensation Committee of the Company’s Board of Directors, in an effort to align stock option exercise prices with changes in the Company’s enterprise value caused by the $336 million dividend, made adjustments to then outstanding stock options through a combination of exercise price reductions and cash payments to option holders. As a result of these adjustments, the Company will account for these modifications in accordance with Topic No. 718. Additionally, cash payments made by the Company to option holders will be recorded in the line item Selling and Administrative Expenses in the Company’s Condensed Consolidated Statement of Operations and Comprehensive Loss. At this time, the Company is evaluating the impact on the Company’s financial statements.

On June 15, 2013, the Company’s Board of Directors approved (i) an amendment (the Charter Amendment) to the Company’s amended and restated certificate of incorporation to increase the authorized number of shares of the Company’s Class A Common Stock by 1,305,000 and the authorized number of shares of the Company’s Class L Common Stock by 145,000, and (ii) an amendment (the Plan Amendment) to the Company’s 2006 Management Incentive Plan (Amended and Restated May 1, 2013) (the Plan) to increase the number of shares of the Company’s Class A Common Stock and Class L Common Stock that may be delivered in satisfaction of awards under the Plan by 1,710,000 and 190,000 shares, respectively. In connection with the Charter Amendment and the Plan Amendment, the Compensation Committee of the Company’s Board of Directors approved the granting of a total of 145,000 options to purchase units of the Company’s common stock to certain employees at an exercise price of $50 per unit.

Until                 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Shares

BURLINGTON HOLDINGS, INC.

Common Stock

PROSPECTUS

                     ,

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount
SEC registration fee		$23,870
FINRA filing fee		26,750
Listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Officers and Directors.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold from June 1, 2010 through June 1, 2013:

Between June 1, 2010 and June 1, 2013 we granted 234,000 units of stock options to employees and directors pursuant to the 2006 Incentive Plan. Each unit of restricted stock consists of one share of Class L common stock and nine shares of Class A common stock. We also granted 5,000 units of restricted stock to one of our named executive officers.

The offers, sales and issuances of the securities described in this Item 15 were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits

(1)	Exhibits:

The exhibit index attached hereto is incorporated herein by reference.

(2)	Financial Statement Schedules:

Schedule I—Condensed Financial Information of Registrant

Schedule II—Valuation and Qualifying Accounts and Reserves

Schedule I

CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

Parent Company Information

Burlington Holdings, Inc.

Balance Sheets

As of
	February 2, 2013	January 28, 2012
(in thousands)
ASSETS:
Current Assets	$—	$—
Investment in Subsidiaries	—	—

Total Assets	$—	$—

LIABILITIES AND STOCKHOLDERS’ DEFICIT:
Current Liabilities	$—	$—
Negative Investment in Subsidiaries	80,269	110,945
Commitments and Contingencies	—	—
Common Stock Class L	1,029,189	884,945
Total Stockholders’ Deficit	(1,109,458)	(995,890)

Total Liabilities and Stockholders’ Deficit	$—	$—

See accompanying notes to Condensed Financial Statements.

Schedule I (continued)

CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

Parent Company Information

Burlington Holdings, Inc.

Statements of Operations and Comprehensive Income (Loss)

	Year Ended
	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands)
REVENUES:
Total Revenue	$—	$—	$—
COSTS AND EXPENSES:
(Income) Loss from Equity Investment	(29,165)	10,420	(53,128)

Total Costs and Expenses	(29,165)	10,420	(53,128)

Income (Loss) Before Provision (Benefit) for Income Tax	29,165	(10,420)	53,128

Provision (Benefit) for Income Tax	3,864	(4,148)	22,130

Net Income (Loss)	$25,301	$(6,272)	$30,998

Comprehensive Income (Loss)	$25,301	$(6,272)	$30,998

See accompanying notes to Condensed Financial Statements.

Schedule I (continued)

CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

Parent Company Information

Burlington Holdings, Inc.

Statements of Cash Flows

Year Ended
	February 2, 2013	January 28, 2012	January 29, 2011
(in thousands)
OPERATING ACTIVITIES:
Net Cash Provided by Operations	$—	$—	$—

INVESTING ACTIVITIES:
Net Cash Used in Investing Activities	—	—	—

FINANCING ACTIVITIES:
Payment of Dividends	(1,711)	(297,917)	—
Receipt of Dividends	1,718	297,923	251
Repurchase of Treasury Shares	(7)	(6)	(251)

Net Cash Used in Financing Activities	—	—	—

Increase in Cash and Cash Equivalents	—	—	—
Cash and Cash Equivalents at Beginning of Period	—	—	—

Cash and Cash Equivalents at End of Period	$—	$—	$—

See accompanying notes to Condensed Financial Statements.

Schedule I (continued)

CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

Parent Company Information

Burlington Holdings, Inc.

Note 1. Basis of Presentation

Burlington Holdings, Inc. (the Parent Company) is a holding company that conducts substantially all of its business operations through its subsidiaries. Neither the Company nor any of its subsidiaries may declare or pay cash dividends or make other distributions of property to any affiliate unless such dividends are used for certain specified purposes including, among others, to pay general corporate and overhead expenses incurred by the Parent Company or its subsidiaries in the ordinary course of business, or the amount of any indemnification claims made by any director or officer of the Parent Company or its subsidiaries, to pay taxes that are due and payable by the Parent Company or any of its subsidiaries, or other eligible distributions, provided that no event of default under the Company’s debt agreements has occurred or will occur as the result of such interest payment.

The accompanying Condensed Financial Statements include the accounts of the Parent Company and, on an equity basis, its subsidiaries and affiliates. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Parent Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with Burlington Holdings, Inc. audited Consolidated Financial Statements included elsewhere herein.

Note 2. Dividends

As discussed above, payment of dividends is prohibited under the Company’s credit agreements except in limited circumstances. Dividends equal to $1.7 million and $297.9 million were paid during Fiscal 2012 and Fiscal 2011, respectively. During Fiscal 2011, in connection with the offering of the Notes and the refinancing of the New Term Loan Facility, a cash dividend of approximately $300.0 million, in the aggregate, was declared payable to the equity holders of the Parent Company on a pro rata basis. The dividend was approved by the Parent’s Board of Directors in February 2011 and $297.9 million of the dividend declared was paid in Fiscal 2011 and $1.7 million was paid in Fiscal 2012.

Schedule II—Valuation and Qualifying Accounts and Reserves

Schedule II

BURLINGTON COAT FACTORY HOLDINGS, INC. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS AND RESERVES (All amounts in thousands)

Description(3)	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts(1)	Accounts Written Off or Deductions(2)	Balance at End of Period
Year ended February 2, 2013
Allowance for doubtful accounts	$85	$115	$—	$119	$81
Sales reserves	2,303	(532)	292,558	291,555	2,774
Year ended January 28, 2012
Allowance for doubtful accounts	175	1,211	—	1,301	85
Sales reserves	2,423	173	268,046	268,339	2,303
Year ended January 29, 2011
Allowance for doubtful accounts	513	2,098	—	2,436	175
Sales reserves	2,275	(224)	264,585	264,213	2,423

Notes:

(1)	Charged to merchandise sales.
(2)	Actual returns and allowances.
(3)	Amounts reported in the above table related to the activity in Company’s sales reserve for the year ended February 2, 2013, have been corrected to present amounts included in “Charged to Other Accounts” and “Accounts Written-Off or Deductions” on a gross basis rather than a net basis. The net activity previously presented amounted to $1,003. The adjustment had no impact to the Company’s Consolidated Balance Sheet, Consolidated Statement of Operations and Comprehensive Income (Loss) or the Consolidated Statement of Cash Flows.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Burlington, State of New Jersey, on September 6, 2013.

BURLINGTON HOLDINGS, INC.

By:	/s/ Thomas A. Kingsbury
	Name:	Thomas A. Kingsbury
	Title:	President and Chief Executive Officer

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on the date indicated below:

Name	Title	Date

/s/ Thomas A. Kingsbury Thomas A. Kingsbury	President, Chief Executive Officer and Director	September 6, 2013

* Todd Weyhrich	Executive Vice President and Chief Financial Officer	September 6, 2013

* John Crimmins	Senior Vice President and Chief Accounting Officer	September 6, 2013

* Joshua Bekenstein	Director	September 6, 2013

* Jordan Hitch	Director	September 6, 2013

* Tricia Patrick	Director	September 6, 2013

* Mark Verdi	Director	September 6, 2013

* Paul J. Sullivan	Director	September 6, 2013

*	/s/ Robert LaPenta, Jr.
Robert LaPenta, Jr.
as Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of Burlington Holdings, Inc.

3.2*	Form of Amended and Restated Bylaws of Burlington Holdings, Inc.

3.3*	Certificate of Incorporation of Burlington Holdings, Inc.

3.4*	Bylaws of Burlington Holdings, Inc.

4.1(10)	Indenture, dated February 24, 2011, among Burlington Coat Factory Warehouse Corporation, the guarantors signatory thereto and Wilmington Trust FSB.

4.2(10)	Form of 10.000% Senior Notes due 2019 (included in Exhibit 4.1).

4.3(15)	Indenture, dated February 20, 2013, among Burlington Holdings, LLC, Burlington Holdings Finance, Inc. and Wilmington Trust, National Association.

4.4(15)	Form of 9.00%/9.75% Senior Notes due 2018 (included in Exhibit 4.3).

4.5*	Specimen Common Stock Certificate.

5.1*	Form of Opinion of Kirkland & Ellis LLP.

10.1(10)	Credit Agreement, dated February 24, 2011, among Burlington Coat Factory Warehouse Corporation, Burlington Coat Factory Investments Holdings, Inc., the facility guarantors signatory thereto, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, the lenders party thereto, J.P. Morgan Securities LLC and Goldman Sachs Lending Partners LLC, as joint bookrunners and J.P. Morgan Securities LLC, Goldman Sachs Lending Partners LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as joint arrangers.

10.1.1(14)	First Amendment, dated May 16, 2012, to the Credit Agreement, dated February 24, 2011, among Burlington Coat Factory Warehouse Corporation, Burlington Coat Factory Investments Holdings, Inc., the facility guarantors signatory thereto, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, the lenders party thereto, J.P. Morgan Securities LLC and Goldman Sachs Lending Partners LLC, as joint bookrunners and J.P. Morgan Securities LLC, Goldman Sachs Lending Partners LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as joint arrangers.

10.1.2(15)	Amendment No. 2, dated February 15, 2013, by and among Burlington Coat Factory Warehouse Corporation, the facility guarantors signatory thereto, each lender party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

10.1.3(16)	Amendment No. 3, dated May 17, 2013, by and among Burlington Coat Factory Warehouse Corporation, the facility guarantors signatory thereto, each lender party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

10.2(10)	First Amendment, dated February 24, 2011, to the Amended and Restated Credit Agreement, dated as of January 15, 2010, among Burlington Coat Factory Warehouse Corporation, as Lead Borrower, the Borrowers and the Facility Guarantors party thereto, Bank of America, N.A., as Administrative Agent and as Collateral Agent, the Lenders party thereto, Wells Fargo Retail Finance, LLC and Regions Bank, as Co-Syndication Agent, J.P. Morgan Securities Inc. and UBS Securities LLC, as Co-Documentation Agents and General Electric Capital Corporation, US Bank, National Association and Suntrust Bank as Senior Managing Agents.

Exhibit No.	Description
10.3(12)	Second Amended and Restated Credit Agreement, dated as of September 2, 2011, among Burlington Coat Factory Warehouse Corporation, as Lead Borrower, the Borrowers and the Facility Guarantors party thereto, Bank of America, N.A., as Administrative Agent and as Collateral Agent, the Lenders party thereto, Wells Fargo Capital Finance, LLC and JPMorgan Chase Bank, N.A., as co-syndication agents, and Suntrust Bank and U.S. Bank, National Association, as co-documentation agents.

10.4(1)	Revolving Credit Note, dated as of April 13, 2006, by the Borrowers party thereto in favor of PNC Bank, National Association.

10.5(1)	Revolving Credit Note, dated as of April 13, 2006, by the Borrowers party thereto in favor of Siemens Financial Services, Inc.

10.6(8)	Amended and Restated Revolving Credit Note, dated January 15, 2010, by the Borrowers party thereto in favor of Wells Fargo Retail Finance, LLC.

10.7(1)	Revolving Credit Note, dated as of April 13, 2006, by the Borrowers party thereto in favor of National City Business Credit, Inc.

10.8(1)	Revolving Credit Note, dated as of April 13, 2006, by the Borrowers party thereto in favor of Citizens Bank of Pennsylvania.

10.9(1)	Revolving Credit Note, dated as of April 13, 2006, by the Borrowers party thereto in favor of HSBC Business Credit (USA), Inc.

10.10(1)	Revolving Credit Note, dated as of April 13, 2006, by the Borrowers party thereto in favor of Sovereign Bank.

10.11(8)	Amended and Restated Revolving Credit Note, dated January 15, 2010, by the Borrowers party thereto in favor of Capital One Leverage Finance Corp.

10.12(1)	Form of Swingline Note.

10.13(1)	Guaranty, dated as of April 13, 2006, by the Facility Guarantors party thereto in favor of Bank of America, N.A., as Administrative Agent and Bank of America, N.A., as Collateral Agent.

10.14(1)	Security Agreement, dated as of April 13, 2006, by and among each of the Borrowers party thereto, each of the Facility Guarantors party thereto, and Bank of America, N.A., as Collateral Agent.

10.15(1)	Intellectual Property Security Agreement, dated as of April 13, 2006, by and among each of the Borrowers party thereto, each of the Facility Guarantors party thereto, and Bank of America, N.A., as Collateral Agent.

10.16(1)	Pledge Agreement, dated as of April 13, 2006, by and between Burlington Coat Factory Holdings, Inc., Burlington Coat Factory Investments Holdings, Inc., Burlington Coat Factory Warehouse Corporation, Burlington Coat Factory Realty Corp., Burlington Coat Factory Purchasing, Inc., K&T Acquisition Corp., Burlington Coat Factory of New York, LLC, Burlington Coat Factory Warehouse of Baytown, Inc., Burlington Coat Factory of Texas, Inc., as the Pledgors, and Bank of America, N.A., as Collateral Agent.

10.17+(8)	Employment Agreement, dated as of October 13, 2009, by and between Burlington Coat Factory Warehouse Corporation and Joyce Manning Magrini.

10.17.1+(8)	Amendment to Employment Agreement, dated February 26, 2010, by and between Burlington Coat Factory Warehouse Corporation and Joyce Manning Magrini.

10.17.2+ (19)	Amendment No. 2 to Employment Agreement, dated as of October 18, 2012, by and between Burlington Coat Factory Warehouse Corporation and Joyce Manning Magrini.

Exhibit No.	Description
10.18+(2)	Employment Agreement, dated as of August 16, 2007, by and between Burlington Coat Factory Warehouse Corporation and Todd Weyhrich.

10.18.1+(3)	Amendment to Employment Agreement, dated as of June 27, 2008, by and between Burlington Coat Factory Warehouse Corporation and Todd Weyhrich.

10.18.2+(17)	Amendment No. 2 to Employment Agreement, dated as of December 31, 2012, by and between Burlington Coat Factory Warehouse Corporation and Todd Weyhrich.

10.19+(4)	Employment Agreement, dated as of December 2, 2008, by and among Burlington Coat Factory Warehouse Corporation, Burlington Coat Factory Holdings, Inc., and Thomas A. Kingsbury.

10.19.1+(19)	Amendment No. 1 to Employment Agreement, dated as of October 23, 2012, by and among Burlington Coat Factory Warehouse Corporation, Burlington Coat Factory Holdings, Inc., and Thomas A. Kingsbury.

10.20+(9)	Employment Agreement, dated as of January 28, 2008, by and between Burlington Coat Factory Warehouse Corporation and Fred Hand.

10.20.1+	Amendment No. 1 to Employment Agreement, dated as of October 31, 2012, by and between Burlington Coat Factory Warehouse Corporation and Fred Hand.

10.21+(13)	Employment Agreement, dated as of May 12, 2011, by and between Burlington Coat Factory Warehouse Corporation and Hobart P. Sichel.

10.21.1+(17)	Amendment No. 1 to Employment Agreement, dated as of December 21, 2012, by and between Burlington Coat Factory Warehouse Corporation and Hobart P. Sichel.

10.22+(17)	Employment Agreement, dated as of March 12, 2012, by and between Burlington Coat Factory Warehouse Corporation and Paul Metcalf.

10.22.1+(17)	Amendment No. 1 to Employment Agreement, dated as of November 1, 2012, by and between Burlington Coat Factory Warehouse Corporation and Paul Metcalf.

10.23+(3)	Employment Agreement, dated as of June 26, 2008, by and between Burlington Coat Factory Warehouse Corporation and Marc Katz.

10.23.1+	Amendment No. 1 to Employment Agreement, dated as of October 16, 2012, by and between Burlington Coat Factory Warehouse Corporation and Marc Katz.

10.24+(1)	Employment Agreement, dated as of April 13, 2006, by and between Burlington Coat Factory Warehouse Corporation and Paul Tang.

10.24.1+	Amendment No. 1 to Employment Agreement, dated as of July 17, 2007, by and between Burlington Coat Factory Warehouse Corporation and Paul Tang.

10.24.2+	Amendment No. 2 to Employment Agreement, dated as of December 7, 2012, by and between Burlington Coat Factory Warehouse Corporation and Paul Tang.

10.25+(17)	Employment Agreement, dated as of November 16, 2009, by and between Burlington Coat Factory Warehouse Corporation and Michael Metheny.

10.25.1+(17)	Amendment No. 1 to Employment Agreement, dated as of August 20, 2012, by and between Burlington Coat Factory Warehouse Corporation and Michael Metheny.

10.26+(1)	Form of Restricted Stock Grant Agreement Pursuant to Burlington Coat Factory Holdings, Inc. 2006 Management Incentive Plan.

Exhibit No.	Description

10.27+(1)	Form of Non-Qualified Stock Option Agreement, dated as of April 13, 2006, between Burlington Coat Factory Holdings, Inc. and Employees without Employment Agreements.

10.28+(1)	Form of Non-Qualified Stock Option Agreement, dated as of April 13, 2006, between Burlington Coat Factory Holdings, Inc. and Employees with Employment Agreements.

10.29+(1)	Burlington Coat Factory Holdings, Inc. 2006 Management Incentive Plan.

10.29.1+(4)	Amendment No. 1 to the Burlington Coat Factory Holdings, Inc. Management Incentive Plan dated as of December 2, 2008.

10.29.2+(5)	Amendment No. 2 to the Burlington Coat Factory Holdings, Inc. 2006 Management Incentive Plan dated as of March 19, 2009.

10.29.3+(7)	Amendment No. 3 to the Burlington Coat Factory Holdings, Inc. 2006 Management Incentive Plan dated as of September 14, 2009.

10.30+(5)	Form of Non-Qualified Stock Option Agreement between Burlington Coat Factory Holdings, Inc. and Employees with Employment Agreements.

10.31+(5)	Form of Non-Qualified Stock Option Agreement between Burlington Coat Factory Holdings, Inc. and Employees without Employment Agreements.

10.32+(5)	Form of Restricted Stock Grant Agreement between Burlington Coat Factory Holdings, Inc. and Employees with Employment Agreements.

10.33+(5)	Form of Restricted Stock Grant Agreement between Burlington Coat Factory Holdings, Inc. and Employees without Employment Agreements.

10.34+(5)	Form of Initial Amendment to Non-Qualified Stock Option Agreement between Burlington Coat Factory Holdings, Inc. and Employees with Employment Agreements.

10.35+(5)	Form of Initial Amendment to Non-Qualified Stock Option Agreement between Burlington Coat Factory Holdings, Inc. and Employees without Employment Agreements.

10.36+(5)	Form of Subsequent Amendment to Non-Qualified Stock Option Agreement between Burlington Coat Factory Holdings, Inc. and Employees with Employment Agreements.

10.37+(5)	Form of Subsequent Amendment to Non-Qualified Stock Option Agreement between Burlington Coat Factory Holdings, Inc. and Employees without Employment Agreements.

10.38(17)	Stockholders Agreement, dated as of February 14, 2013, by and among Burlington Holdings, Inc. and the investors and managers from time to time party thereto.

10.39(17)	Amended and Restated Advisory Agreement, dated as of February 14, 2013, by and among Burlington Holdings, Inc., Burlington Coat Factory Holdings, Inc., Burlington Coat Factory Warehouse Corporation and Bain Capital Partners, LLC.

10.40+	Burlington Holdings, Inc. 2006 Management Incentive Plan (Amended and Restated June 15, 2013).

10.41(10)	Registration Rights Agreement, dated February 24, 2011, among Burlington Coat Factory Warehouse Corporation, the guarantors signatory thereto, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporation and Wells Fargo Securities, LLC.

10.42(17)	Termination Agreement, dated as of February 14, 2013, by and among Burlington Coat Factory Holdings, Inc., Bain Capital Integral Investors, LLC, Bain Capital Fund IX, LLC, BCIP Associates-G and BCIP TCV, LLC.

Exhibit No.	Description

10.43*	Form of Directors and Officers Indemnification Agreement.

10.44+*	Burlington Holdings, Inc. 2013 Omnibus Incentive Plan.

10.45+	Form of Non-Qualified Stock Option Agreement, pursuant to Burlington Holdings, Inc.’s 2006 Management Incentive Plan, between Burlington Holdings, Inc. and Employees without Employment Agreements.

10.46+	Form of Non-Qualified Stock Option Agreement, pursuant to Burlington Holdings, Inc.’s 2006 Management Incentive Plan, between Burlington Holdings, Inc. and Employees with Employment Agreements.

10.47+	Form of Non-Qualified Stock Option Agreement, pursuant to Burlington Holdings, Inc.’s 2006 Management Incentive Plan, dated as of June 17, 2013, between Burlington Holdings, Inc. and Tom Kingsbury.

21.1	List of Subsidiaries of Burlington Holdings, Inc.

23.1	Consent of Deloitte & Touche LLP.

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1	Power of Attorney (previously included on the signature page of this Registration Statement).

*	To be filed by amendment.
+	Management Contract or Compensatory Plan or Arrangement.
(1)	Incorporated by reference to Burlington Coat Factory Warehouse Corporation’s Registration Statement on Form S-4, No. 333-137916, filed on October 10, 2006.
(2)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Current Report on Form 8-K filed on August 17, 2007.
(3)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Current Report on Form 8-K filed on June 27, 2008.
(4)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009 filed on April 14, 2009.
(5)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Current Report on Form 8-K filed on April 30, 2009.
(6)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended May 30, 2009 filed on August 27, 2009.
(7)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 28, 2009 filed on January 12, 2010.
(8)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Transition Report on Form 10-K/T for the transition period ended January 30, 2010 filed on April 30, 2010.
(9)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 1, 2008 filed on April 15, 2008.
(10)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Current Report on Form 8-K filed on February 24, 2011.
(11)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Registration Statement on Form S-4, No. 333-175594, filed on July 15, 2011.
(12)	Incorporated by reference to our Current Report on Form 8-K filed on September 9, 2011.
(13)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 28, 2012 filed on April 20, 2012.
(14)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Current Report on Form 8-K filed on May 17, 2012.
(15)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Current Report on Form 8-K filed on February 21, 2013.

(16)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Current Report on Form 8-K filed on May 22, 2013.
(17)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013 filed on April 26, 2013.
(18)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2013 filed on June 18, 2013.
(19)	Incorporated by reference to Burlington Coat Factory Investments Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 filed on December 11, 2012.